

Encompass Health®

ANNUAL REPORT
2023

Encompass Health Corporation

Who we are



161

Inpatient rehabilitation hospitals




#1 Owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues and number of hospitals

Number of states in which we operate

37

and Puerto Rico

~33%

Share of Medicare patients receiving inpatient rehabilitation services from Encompass Health

Strong financial performance



$4,801.2
million in net operating revenues – up 10.4% from 2022

$971.1
million in adjusted EBITDA – up 18.5% from 2022

$525.7
million in adjusted free cash flow for 2023

2.7x
net leverage ratio, down from 3.4x in 2022

We are well positioned for future growth


6 to **10**
de novos **per year**


80 to **120**
bed additions **per year**


6% to **8%**
discharge **CAGR**



2023-2027
Growth targets

Data disclosed for 2022 reflect results for Encompass Health. Enhabit Home Health and Hospice results are included in discontinued operations. Disclosures, including reconciliations to the most comparable GAAP financial measure, for non-GAAP financial information can be found in Appendix A to the Proxy Statement herein and at the end of the letter from the Chairman and CEO in this Annual Report.

Key accomplishments

Capacity expansion

- Opened **8** de novo hospitals, adding 395 beds
- Added **46 beds** to existing hospitals
- A **4.1% net increase** in licensed beds

Total discharge growth

- Total discharge growth of **8.7%** with **4.8%** same store growth
- Treated approximately **7%** of patients recovering from strokes in the United States

Advanced technology

We expanded **in-house hemodialysis service** to a total of 83 hospitals. Providing our patients dialysis on site without interrupting therapy or requiring travel improves patient satisfaction and lowers our cost of treatment.

Quality

We operate 137 hospitals that hold one or more of the following **Joint Commission Disease-Specific Care Certifications** in rehabilitation: stroke, hip fracture, cardiac, pulmonary, brain injury, amputee, Parkinson's disease and spinal cord injury.

Clinical innovation

In 2021, we initiated our fall prevention model which combines predictive modeling with our core clinical practice protocols. **Since then we have seen our fall rates per 1,000 patient days improve 24%.**







We continued to provide high-quality care by placing our patients first.



Discharge to community

82.7%	80.3%

Higher is better

Discharge to SNF

6.6%	9.1%

Lower is better

Discharge to acute

9.8%	9.7%

Lower is better

■ Encompass Health   ■ Benchmark



Forward-looking statements

The information contained here includes certain estimates, projections and other forward-looking statements that reflect Encompass Health's current outlook, views and plans with respect to future events, including the business outlook and growth targets. These forward-looking statements are based on assumptions the Company believes, as of the date hereof, are reasonable. Inevitably, there will be differences between such estimates and actual events or results, and those differences may be material. There can be no assurance any estimates, projections or forward-looking statements will be realized.

All such estimates, projections and forward-looking statements speak only as of the date hereof. Encompass Health undertakes no duty to publicly update or revise the information contained herein.

You are cautioned not to place undue reliance on the estimates, projections and other forward-looking statements here as they are based on current expectations and general assumptions and are subject to various risks, uncertainties and other factors, including those set forth in the Form 10-K for the year ended December 31, 2023, many of which are beyond Encompass Health's control, that may cause actual events or results to differ materially from the views, beliefs and estimates expressed herein.



Dear fellow shareholders,

Encompass Health produced strong financial results in 2023, generating revenue growth of 10.4% and Adjusted EBITDA growth of 18.5%. We opened eight new hospitals, expanding our capacity to produce high-quality outcomes for medically complex, high-acuity patients in need of inpatient rehabilitative care. These results derive from our highly competent and dedicated workforce and reflect our investments and strategic initiatives over many years. We believe these efforts have established important and sustainable competitive advantages.

Our value proposition continues to resonate with referral sources, payors and patients. In 2023, we cared for more than 229,000 patients, resulting in total discharge growth of 8.7%, inclusive of 4.8% same-store growth.

Our focus on recruiting and retention yielded significant benefits. Compared to 2022, we increased net same-store nursing hires by 20%. We reduced nursing turnover by 500 basis points and therapy turnover by 130 basis points. Our improvements in hiring and retention facilitated a substantial reduction in premium labor expenses evidenced by a 32.9% reduction in the aggregate of contract labor expense and sign-on and shift bonuses.

Prudent expense management and increasing economies of scale drove the 18.5% increase in Adjusted EBITDA. We continued to generate significant levels of Adjusted free cash flow. In 2023, our Adjusted free cash flow of approximately $526 million was sufficient to fund capital expenditures and our cash dividend on common stock. Our year-end net leverage declined to 2.7x from 3.4x at the end of 2022.[1]

Our investment in new hospitals and bed additions exceeded $350 million in 2023. We opened eight new hospitals with a total of 395 beds and added 46 beds to existing hospitals, for a net increase of 4.1% in licensed beds. In 2024, we expect to open six new hospitals and add approximately 150 beds to existing hospitals.

We remain focused on providing best-in-class inpatient rehabilitative care and continue to invest in facility-based technology through initiatives such as on-site dialysis services. Our on-site dialysis program is now available in 83 of our hospitals, and we will continue to roll out additional locations throughout 2024. We continue to further our clinical innovations such as the use of predictive models that combine with our core clinical practice protocols to consistently produce high-quality patient outcomes. As an example, our fall prediction model has resulted in a 24% reduction in fall rates per 1,000 patient days since its implementation in 2021.

There is a significant unmet need for inpatient rehabilitation services in the United States. This demand continues to grow with the aging demographics of our country. In 2010, 39 million Americans were aged 65 or older. That increased to 55 million in 2020 and is expected to reach 73 million by 2030. Despite the growing demand for inpatient rehabilitation services, inpatient rehabilitation capacity across the industry has been relatively static. Currently, only approximately 13% of the patients in acute care hospitals that are discharged with a diagnostic category presumptively eligible for inpatient rehabilitation care are admitted to a rehabilitation hospital.

Encompass Health is uniquely positioned to meet the growing rehabilitative care needs of our country's aging population. Our numerous competitive advantages include our significant investments in capacity and industry-leading clinical information systems, and our highly competent and engaged skilled workforce.

Thank you for your continued support of our Company.

Sincerely,

Donald L. Correll
Chairman – Board of Directors

Mark Tarr
President and Chief Executive Officer

---

[1] Adjusted EBITDA and Adjusted free cash flow are non-GAAP financial measures, and the net leverage ratio referenced is defined as the ratio of consolidated total debt, net of cash on hand, to Adjusted EBITDA for the trailing four quarters. The corresponding GAAP financial measures, including reconciliations to those financial measures, can be found in Appendix A to the Proxy Statement herein and below.

(Millions)	2023
Net cash provided by operating activities	$ 850.8
Impact of discontinued operations	16.0
Net cash provided by operating activities of continuing operations	866.8
Capital expenditures for maintenance	(216.9)
Distributions paid to noncontrolling interests of consolidated affiliates	(114.7)
Items not indicative of ongoing operating performance:	
Transaction costs and related assumed liabilities	(9.5)
Adjusted free cash flow	$ 525.7



April 2, 2024

Dear fellow stockholder:

      I am pleased to invite you to attend our 2024 Annual Meeting of Stockholders of Encompass Health Corporation, to be held on Thursday, May 2, 2024, at 11:00 a.m., central time, at our corporate headquarters at 9001 Liberty Parkway, Birmingham, Alabama 35242. Please visit our "Investors Relations" website at https://investor.encompasshealth.com for updates relating to attending the annual meeting.

      We will consider the items of business described in the Proxy Statement accompanying this letter and respond to any questions you may have. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about Encompass Health, its management and its directors.

      Every stockholder's vote is important to us. Even if you plan to attend the annual meeting in person, *please promptly vote* by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy. If you plan to attend the annual meeting in person, you must provide proof of share ownership, such as an account statement, and a form of personal identification in order to be admitted to the meeting.

      On behalf of the directors, management and employees of Encompass Health, thank you for your continued support of and ownership in our company.

Sincerely,

Donald L. Correll

Donald L. Correll
Chairman of the Board of Directors

ENCOMPASS HEALTH CORPORATION

Notice of Annual Meeting of Stockholders

TIME	11:00 a.m., central time, on Thursday, May 2, 2024
PLACE	ENCOMPASS HEALTH CORPORATION Corporate Headquarters 9001 Liberty Parkway Birmingham, Alabama 35242 Directions to the annual meeting are available by calling Investor Relations at 1-205-969-4600.

ITEMS OF BUSINESS	• To elect 10 directors to the board of directors to serve until our 2025 annual meeting of stockholders.
	    ➢ **The board of directors recommends a vote FOR each nominee.**
	
	• To ratify the appointment by Encompass Health's Audit Committee of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm.
	    ➢ **The board of directors recommends a vote FOR ratification.**
	
	• To approve, on an advisory basis, the compensation of the named executive officers as disclosed in Encompass Health's Definitive Proxy Statement for the 2024 annual meeting.
	    ➢ **The board of directors recommends a vote FOR the approval of the compensation of our named executive officers.**
	
	• To vote on a stockholder proposal requesting a report on the effectiveness of the Company's diversity, equity, and inclusion efforts.
	    ➢ **The board of directors recommends a vote AGAINST the stockholder proposal.**
	
	• To transact such other business as may properly come before the annual meeting and any adjournment or postponement.

RECORD DATE	You can vote if you are a holder of record of Encompass Health common stock on March 8, 2024.
PROXY VOTING	Your vote is important. Please vote in one of these ways: • Via internet: Go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card; • By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card; • In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or • Submit a ballot in person at the annual meeting of stockholders.

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to be Held on May 2, 2024**

Encompass Health's Proxy Statement on Schedule 14A, form of proxy card, and 2023 Annual Report (including the 2023 Annual Report on Form 10-K) are available at http://www.proxyvote.com after entering the control number printed on your proxy card.



Birmingham, Alabama
April 2, 2024

Patrick Darby
Secretary

ENCOMPASS HEALTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "Encompass Health," "we," "us," "our," and the "Company" refer to Encompass Health Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. We use the term "Encompass Health Corporation" to refer to Encompass Health Corporation alone wherever a distinction between Encompass Health Corporation and its subsidiaries is required or aids in the understanding of this filing.

This proxy statement and the accompanying form of proxy are first being sent to our stockholders on April 2, 2024.

ENCOMPASS HEALTH CORPORATION
PROXY STATEMENT

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at our annual meeting and information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider in deciding how to vote, so you should read the entire proxy statement carefully before voting.

Proposals That Require Your Vote

Proposals	Board Recommendation	Votes Required for Approval	More Information
1. Election of 10 directors to serve until our 2025 annual meeting	**FOR each nominee**	Votes for the director exceed the votes against the director	Page 8
2. Ratification of the appointment of our independent registered public accounting firm	**FOR**	Votes for the proposal exceed the votes against the proposal	Page 15
3. Approval, on an advisory basis, of our executive compensation	**FOR**	Votes for the proposal exceed the votes against the proposal	Page 17
4. Vote on a stockholder proposal requesting a report on the effectiveness of the Company's diversity, equity, and inclusion efforts	**AGAINST**	Votes for represent the majority of our shares present and entitled to vote	Page 18

Say-on-Pay Highlights

We have received a say-on-pay approval vote of greater than 93% every year. We believe our stockholders have overwhelmingly endorsed our pay-for-performance track record, strong corporate governance, and compensation risk mitigation practices, including the following best practices related to executive compensation:

✓ **Annual and long-term incentive plans have maximum award opportunities**

✓ **Annual and long-term incentive plans are designed with multiple measures of performance**

✓ **Annual incentive plan includes financial and sustainability metrics (human capital and quality of care)**

✓ **Long-term incentive plan has 3-year performance period and relative total shareholder return component**

✓ **Compensation "claw-back" policy applies to all officers, covers misconduct in some cases where a financial restatement has not occurred, and otherwise complies with NYSE claw-back requirements**

✓ **Equity ownership guidelines for executives require retention of 50% of net shares at the time of exercise/ vesting until the ownership multiple is met. Non-employee directors must hold awards until departure**

✓ **Insider trading policy expressly prohibits hedging or pledging of our stock by executives and directors**

✓ **Change-of-control compensation arrangements include "double triggers" and do not gross-up for taxes**

Our pay-for-performance and other compensation best practices are discussed further beginning on page 38.

Governance Highlights

✓ **Independent, non-executive chairman of the board**

✓ **9 of 10 of our directors are independent**

✓ **All standing board committees are fully independent**

✓ **Heightened board independence requirement (75% of directors must be independent)**

✓ **Independent sessions are scheduled at every regular meeting of our board and its committees (no members of management are present at these independent sessions)**

✓ **Average tenure of director nominees is approximately 5.5 years (see page 8 for individual tenures)**

✓ **All directors attended at least 75% of the meetings of the board and the respective committees in 2023**

✓ **Robust stock ownership requirements for directors and officers**

✓ **Majority voting in uncontested director elections, combined with contingent resignations of directors**

✓ **Declassified board with annual elections**

✓ **None of our directors serve on more than 2 outside public company boards**

✓ **Gender diversity (women comprise 40% of our director nominees, 26% of SVPs and above and 50% of hospital CEOs)**

✓ **Focus on board diversity in succession planning (20% of our director nominees are racially/ethnically diverse and 50% are female or racially/ethnically diverse) (see pages 29-30)**

✓ **No poison pill in place**

✓ **Annual board and committee performance evaluations and periodic involvement of outside advisors in such evaluations**

✓ **Active stockholder engagement program**

✓ **Regular reviews of succession plans for CEO and other senior executives**

✓ **Stockholders may amend our bylaws by simple majority vote**

✓ **Proxy reimbursement bylaw for stockholder proxy solicitation expenses (see pages 30-31)**

✓ **Stockholder-adopted exclusive forum bylaw for internal corporate claims**

✓ **Stockholders may act by written consent**

✓ **Stockholders representing 20% of outstanding shares may call a special meeting**

✓ **Term limit for directors of 15 years, subject to exceptions at the board's discretion**

✓ **Mandatory retirement age for directors of 75, subject to exceptions at the board's discretion**

✓ **Limitations on directorships for executive officers**

✓ **Enterprise risk management, including cybersecurity, oversight by full board and designated committees on regular schedule (see pages 23-24)**

✓ **ESG oversight by full board and designated committees on regular schedule (see pages 23-24)**

✓ **ESG/Sustainability targets in the executive compensation program (quality of care and employee turnover metrics)(see pages 43-44)**

✓ **Organizational focus on a strong culture that values diversity, equity, and inclusion and employee development and engagement (see the discussion in our 2023 Annual Report on Form 10-K)**

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2024 annual meeting of stockholders and at any adjournment or postponement. At our annual meeting, stockholders will act upon the following proposals:

(1) to elect 10 directors to the board of directors to serve until our 2025 annual meeting of stockholders;

(2) to ratify the appointment by the Audit Committee of our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm;

(3) to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this proxy statement for the 2024 annual meeting;

(4) to vote on a stockholder proposal requesting a report on the effectiveness of the Company's diversity, equity, and inclusion efforts; and

(5) to transact such other business as may properly come before the 2024 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 2, 2024 and summarize the purposes of the meeting and the information you need to know to vote at the annual meeting.

What do I need to attend the meeting?

Attendance at the 2024 annual meeting of stockholders is limited to stockholders. Registration will begin at 10:30 a.m. central time, and each stockholder will be asked to present a valid form of photo identification. If you are a beneficial owner, to be admitted you will need proof of beneficial ownership in the form of a statement from the brokerage firm, bank or nominee or a legal proxy from that institution indicating you are a beneficial owner of our common stock or the sole legal proxy of a beneficial owner. All stockholders must check in at the registration desk at the meeting. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional rules of conduct regarding the meeting will be provided at the meeting.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in the books of our transfer agent as owning shares of our common stock as of the close of business on March 8, 2024, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of February 14, 2024, there were 100,140,031 shares of our common stock issued and outstanding. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock is our only class of outstanding voting securities. Each share of common stock owned as of the close of business on March 8, 2024 is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. If you requested a paper copy of the proxy materials, we have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares at the annual meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote at the annual meeting if you later decide to attend in person.

Shares held beneficially in street name may be voted by you during the annual meeting only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Owners of shares held in street name that expect to attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.

Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy as described below so your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction form provided by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on May 1, 2024. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card . Please have one of those documents in hand when accessing the website as you will need the control number found there.
- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on your proxy card. Please have one of those documents in hand when you call as you will need the control number found there.
- BY MAIL – If you requested a paper copy of the proxy materials, you may vote by mail by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Mailed proxy cards must be received no later than May 1, 2024 in order to be counted.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named as your proxies will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K") are available at http://www.proxyvote.com after entering the control number printed on your proxy card. If you received a paper copy of the proxy materials, you have made a previous election to that effect. If you are a stockholder of record and would like to access future proxy materials electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2023 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at https://investor.encompasshealth.com. **The 2023 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary.**

Are you planning on making the proxy materials only available by internet this year, unless paper copies are requested?

No. Although many public companies mail a notice to their shareholders so they can provide proxy materials through the internet, we have elected to use the "full set delivery" option and are providing paper copies of proxy materials to all of our shareholders, unless otherwise previously requested by the shareholder. Our proxy materials and 2023 Form 10-K comprising our Annual Report are also available via the internet. See "Can I access the proxy statement and report on the internet?" directly above. We may decide not to use the "full set delivery" option in the future; however, you will still have the right to request a free set of proxy materials by mail.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote by:

- filing with our corporate secretary at 9001 Liberty Parkway, Birmingham, Alabama 35242, a signed, original written notice of revocation dated later than the proxy you submitted, provided such notice is received on or before May 1, 2024;
- submitting a duly executed proxy bearing a later date that is received on or before May 1, 2024;
- voting by telephone or internet on a later date; or
- attending the annual meeting and voting in person.

If you grant a proxy, you are not prevented from attending the annual meeting and voting in person. However, your attendance at the annual meeting will not by itself revoke a proxy you have previously granted; you must vote in person at the annual meeting to revoke your proxy.

If your shares are held by a broker, bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee. All valid proxies not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

We are delivering the proxy materials addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under the householding procedure, stockholders of record who have the same address and last name receive only one copy of the proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our corporate secretary at 9001 Liberty Parkway, Birmingham, Alabama 35242, or by calling 1-205-967-7116.

If you are a stockholder of record and you choose not to have these disclosure documents sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095, and we will cease householding disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded. Conversely, if you are receiving multiple copies of these disclosure documents and wish to receive only one copy, you should contact your bank or broker for information regarding householding of disclosure documents and to request a change in delivery status.

Is there a list of stockholders entitled to vote at the meeting?

A complete list of stockholders entitled to vote at the meeting will be open for examination by our stockholders for any purpose germane to the meeting, during regular business hours at the meeting place, for ten days prior to the meeting.

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of all of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on February 14, 2024, 100,140,031 shares of our common stock were issued and outstanding. Proxies received but marked as withholds, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

If a quorum is not present or if we decide that more time is necessary for the solicitation of proxies, we may adjourn the annual meeting. We may do this with or without a stockholder vote. If the stockholders vote to adjourn the annual meeting in accordance with our Bylaws, the named proxies will vote all shares of common stock for which they have voting authority in favor of adjournment.

What is the recommendation of the board of directors?

Our board of directors unanimously recommends a vote:

1. **"FOR" the election of each of our 10 nominees to the board of directors;**
2. **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm;**
3. **"FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission; and**
4. **"AGAINST" the stockholder proposal requesting a report on the effectiveness of the Company's diversity, equity, and inclusion efforts.**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for Proposals 1 and 2 are as follows:

- Each nominee for director named in Proposal 1 will be elected if the votes for the nominee exceed the number of votes against with respect to such nominee. Votes cast with respect to a nominee will exclude abstentions and broker non-votes.
- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be approved if the votes cast for the proposal exceed those cast against the proposal. Broker non-votes will not be counted as votes cast for or against.

Please note that "say-on-pay," Proposal 3, is only advisory in nature and has no binding effect on the Company or our board of directors. For Proposal 3, our board of directors will consider the proposal approved if the votes cast in favor of the proposal exceed the votes cast against it.

For Proposal 4, the affirmative vote of at least a majority of our shares present, in person or by proxy, and entitled to vote on the proposal will be required to approve if the stockholder proposal is validly presented at a meeting of stockholders. Under applicable Delaware law, in determining whether any stockholder proposal has received the requisite number of affirmative votes, abstentions will have the same effect as a vote against any stockholder proposal. Broker non-votes will be ignored.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, certain corporate governance changes, or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting because you attend the annual meeting but you do not vote on any proposal or other matter which is required to be voted on at the annual meeting. You should consult your broker if you have questions about this.

There are no dissenters' rights of appraisal in connection with any stockholder vote to be taken at the annual meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock are registered differently or are in more than one account. Please return each proxy and voting instruction card you receive. Please submit your vote for each control number you have been assigned.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the end of the annual meeting. If preliminary results are reported initially, we will update the filing when final, certified results are available.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc., acting as the inspector of election, will tabulate and certify the votes.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse the reasonable out-of-pocket expenses they incur in doing so.

We have also retained Alliance Advisors, LLC to assist us in the solicitation of proxies. Alliance Advisors, LLC will solicit proxies on our behalf from individuals, brokers, bank nominees and other institutional holders in the same manner described above for a fee of $10,000, plus reasonable out of pocket expenses. We have also agreed to indemnify Alliance Advisors, LLC against certain claims.

Who should I contact if I have questions?

If you hold our common stock through a brokerage account and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account. If you are a registered holder of our common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-205-969-4600. As an additional resource, the SEC website has a variety of information about the proxy voting process at www.sec.gov/spotlight/proxymatters.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

Proposal 1 – Election of Directors

Director Nominees

The board of directors of Encompass Health currently consists of 12 members. At the end of this year's term, two directors, Messrs. Correll and Chidsey, will be retiring from the Encompass Health board and will not stand for re-election. In conjunction with the retirement of these directors, our board has approved a reduction in the size of the board from 12 to 10 members effective as of the end of this year's annual meeting of stockholders. Based on the recommendation of the Nominating/Corporate Governance Committee, our board proposes that each of the 10 nominees listed below be elected as directors at this annual meeting and serve until our 2025 annual meeting of stockholders. Following this annual meeting, the elected members of the board will elect a new independent chairman of the board in accordance with the requirement of the Corporate Governance Guidelines.

Each director nominee named in this Proposal 1 will be elected if the votes for that nominee exceed the number of votes cast against that nominee. Votes cast with respect to a nominee will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Below we have provided information relating to each of the director nominees proposed for election by our board, including a brief description of why he or she was nominated.

Name of Nominee	Age	Current Roles	Date Became Director
Greg D. Carmichael*	62	Member of Compensation and Human Capital Committee (Chair) and Nominating/Corporate Governance Committee	1/1/2020
Edward M. Christie III*	53	Member of Audit Committee	11/27/2023
Joan E. Herman*	70	Member of Audit Committee and Compliance and Quality of Care Committee (Chair)	1/25/2013
Leslye G. Katz*	69	Member of Finance Committee and Nominating/Corporate Governance Committee (Chair)	1/25/2013
Patricia A. Maryland*	70	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee	1/1/2020
Kevin J. O'Connor*	56	Member of Compliance and Quality of Care Committee and Nominating/Corporate Governance Committee	3/30/2022
Christopher R. Reidy*	67	Member of Audit Committee (Chair) and Finance Committee	10/1/2021
Nancy M. Schlichting*	69	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee	12/11/2017
Mark J. Tarr	62	President and Chief Executive Officer	12/29/2016
Terrance Williams*	55	Member of Audit Committee and Finance Committee (Chair)	1/1/2020

* Denotes independent director.

There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which that person was or is to be selected as a director or nominee, other than any arrangements or understandings with persons acting solely as directors or officers of Encompass Health.

All of the director nominees have public company, senior leadership and strategic planning experience and financial literacy. The following matrix is intended to summarize the other primary experience, skills, and qualifications of the nominees. Each nominee's individual experiences and qualifications are described in more detail in the biographies below.

	Mr. Carmichael	Mr. Christie	Ms. Herman	Ms. Katz	Ms. Maryland	Mr. O'Connor	Mr. Reddy	Ms. Schlichting	Mr. Tarr	Mr. Williams
Marketing / Brand Development	X								X	X
Healthcare / Medical		X	X	X	X	X	X	X		
Governance	X		X			X	X	X		
Financial / Accounting		X	X	X			X	X		X
Legal / Compliance / Risk Management			X			X	X	X		
Public Policy / Regulatory / Government Relations	X	X	X		X	X	X	X	X	X
Technology / Cybersecurity	X		X	X			X			
Human Capital Management	X	X			X		X	X	X	
Stakeholder Relations	X	X		X			X		X	



Greg D. Carmichael

Mr. Carmichael has served as executive chair of the board of directors of City National Bank, a subsidiary of Royal Bank of Canada, since October 2, 2023. Mr. Carmichael retired as the executive chairman of Fifth Third Bancorp in April 2023. In July 2022, he retired as president and chief executive officer of Fifth Third. He originally joined Fifth Third in 2003 and served in various other executive roles, including chief operating officer and chief information officer. From 2000 to 2003, Mr. Carmichael was vice president and chief information officer for Emerson Electric, a worldwide provider of technology and energy solutions. From 1996 to 2000, he served in the same roles for a subsidiary of Emerson, and from 1986 to 1996, he served in several information technology and leadership roles at General Electric. On March 12, 2023, the Federal Deposit Insurance Corporation (the "FDIC") appointed Mr. Carmichael as chief executive officer of Signature Bridge Bank, N.A., the successor to Signature Bank, which went into FDIC receivership that same date.

Mr. Carmichael has extensive experience in matters of information technology, finance, corporate strategy and senior leadership relevant to large public companies. His extensive experience with IT matters includes cybersecurity oversight as a result of his leadership roles in multiple IT departments.



Edward M. Christie III

Mr. Christie has served as president and chief executive officer of Spirit Airlines, Inc. since January 2019. In his tenure with Spirit, which began in April 2012, Mr. Christie has held a number of leadership roles and responsibilities, including as Chief Financial Officer. Prior to joining Spirit, he served as Vice President and Chief Financial Officer of Pinnacle Airlines Corp. from July 2011 to March 2012. Prior to that, Mr. Christie was a partner in the management consulting firm of Vista Strategic Group LLC from May 2010 to July 2011. From 2002 to 2010, Mr. Christie served in various positions, including Chief Financial Officer, at Frontier Airlines. Mr. Christie has served on the board of directors of Spirit since January 2018.

Mr. Christie has significant experience in finance, strategic and public company leadership, operations, and governmental relations and regulation.



Joan E. Herman

Ms. Herman has served as the president and chief executive officer of Herman & Associates, LLC, a healthcare and management consulting firm, since 2008. Herman & Associates provides services to healthcare providers, pharmacy benefit managers, managed care organizations, and private equity firms. From 1998 to 2008, she served in a number of senior management positions, including president and chief executive officer for two corporate divisions, at Elevance, Inc. (f/k/a Anthem, Inc. and WellPoint, Inc.), a leading managed healthcare company that offers network-based managed care plans. Prior to joining Elevance, she served in a number of senior positions at Phoenix Life Insurance Company for 16 years, lastly as senior vice president of strategic development. She currently serves as a director and a member of the audit, compensation, and compliance committees of Ionis Pharmaceuticals, Inc., an RNA-targeted drug discovery and development firm. She also serves on the board of Fifth Avenue Private Equity 17 Fund.

Ms. Herman has extensive experience leading large complex businesses, including in the healthcare and insurance industries. With Elevance, she gained experience dealing with government reimbursement issues as well as state and federal healthcare and insurance regulators. Additionally, she has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program, which is designed to enhance cybersecurity literacy and strengthen cyber-risk oversight practices, and holds a CERT Certificate in Cybersecurity Oversight. Her senior involvement and board service with various community and charity organizations evidences her leadership skills and character.



Leslye G. Katz

From January 2007 to December 2010, Ms. Katz served as senior vice president and chief financial officer of IMS Health, Inc., a provider of information, services, and technology for clients in the pharmaceutical and healthcare industries. Prior to that, she served as vice president and controller for five years. From July 1998 to July 2001, Ms. Katz served as senior vice president and chief financial officer of American Lawyer Media, Inc., a privately held legal media and publishing company. Prior to joining American Lawyer Media, Ms. Katz held a number of financial management positions with The Dun & Bradstreet Corporation, followed by two years as vice president and treasurer of Cognizant Corporation, a spin off from D&B. She currently serves as vice-chair of the board of directors of My Sisters' Place, a not-for-profit provider of shelter, advocacy, and support services to victims of domestic violence.

Ms. Katz has extensive experience in financial management at companies serving the healthcare and pharmaceutical industries, as well as expertise in mergers and acquisitions, treasury, financial planning and analysis, SEC reporting, investor relations, real estate, and procurement. She has further demonstrated her leadership and character in her board service with community charities.



Patricia A. Maryland

Ms. Maryland has 40 years of healthcare administration experience. In 2019, she retired as an executive vice president for Ascension and president and chief executive officer at Ascension Healthcare, a leading non-profit health system operating more than 2,600 sites of care including 150 hospitals and more than 50 senior living facilities in 20 states and the District of Columbia. Prior to that, Ms. Maryland held other executive and management positions in the Ascension organization for 13 years, including president and chief executive of the St. John Providence Health System and president of the Indianapolis Hospital, St. Vincent's Health System. Prior to joining Ascension, Ms. Maryland worked in administrative roles with Detroit Medical Center, North Oakland Medical Centers, Cleveland Clinic Foundation and Mercy Hospital. Ms. Maryland also serves as a director on the board of Surgery Partners, Inc., an operator of surgical facilities and provider of ancillary services, and Privia Health Group, Inc., a national physician platform for the healthcare delivery experience.

Ms. Maryland has extensive senior management and strategy planning experience with large healthcare provider organizations as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. She has demonstrated leadership and character through involvement, including board roles, over many years in numerous community and healthcare related non-profit organizations.



Kevin J. O'Connor

Mr. O'Connor is the Senior Vice President, Chief Legal Officer of Carrier Global Corporation, a leading global provider of healthy, safe and sustainable building and cold chain solutions, where he oversees the company's legal, governance, compliance and government affairs worldwide. Prior to joining Carrier in 2020, he was Chief Legal Officer of Point72 Asset Management from 2015 through early 2020. Prior to that, he served as Vice President, Global Ethics and Compliance for United Technologies Corporation from 2012 to 2015. Prior to his corporate leadership roles, Mr. O'Connor practiced law for 20 years in both private and public practice, including serving in various roles at the United States Department of Justice, including Associate Attorney General and United States Attorney for the District of Connecticut, and at the United States Securities and Exchange Commission, Division of Enforcement. He previously served on the strategic advisory council of Vencore, Inc., a private defense contractor serving intelligence, defense, and other agencies, and currently serves on the board of trustees for the University of Connecticut.

Mr. O'Connor has extensive senior leadership, legal, compliance, and regulatory/risk management experience as described above. He also has healthcare provider experience having served as the chair of the board of directors of Trinity Health of New England, a large integrated health system.



Christopher R. Reidy

On March 31, 2022, Mr. Reidy retired as Executive Vice President, Strategic Advisor of Becton, Dickinson and Company ("BD"), one of the largest global medical technology companies in the world. Prior to that role, he served as BD's executive vice president, chief financial officer and chief administrative officer where he managed strategic transactions and oversaw many functions, including finance, information technology and security, business development, and enterprise risk management. Prior to joining BD in 2013, he served in many senior finance and accounting roles, including corporate vice president and chief financial officer for ADP Corporation; vice president, controller & chief accounting officer and division CFO roles at AT&T Corporation; and audit partner at Deloitte & Touche. He currently serves on the board of directors of Embecta Corp., one of the largest pure-play diabetes management companies in the world, where he serves as chair of the technology committee. He also sits on the board of Atlantic Health System and is a member of the executive committee and chair of the finance and investment committee.

Mr. Reidy has extensive senior management and administrative experience with a vendor for a wide range healthcare providers as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. He also has significant experience in finance, accounting, strategic planning, risk management, and information technology and security. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations. He also has extensive cybersecurity oversight experience as a result of his roles at both BD and ADP where the chief information security officers reported directly to him and he was heavily involved in the respective cybersecurity programs. At BD, the information technology department reported to him.



Nancy M. Schlichting

In December 2016, Ms. Schlichting retired as the president and chief executive officer at Henry Ford Health System, Inc., a position she held from June 2003. Prior to that, Ms. Schlichting served as HFHS's executive vice president and chief operating officer from 1998 to 2003. She also served as president and chief executive officer of HFHS's Henry Ford Hospital from 2001 to 2003. During her time at HFHS, the company garnered significant national recognition, including the Malcolm Baldrige National Quality Award and the John M. Eisenberg Patient Safety and Quality Award. Prior to joining HFHS in 1998, Ms. Schlichting served as the president of the Eastern Region of Catholic Health Initiatives, president and chief executive officer of Riverside Methodist Hospitals and executive vice president and chief operating officer of Akron City Hospital and Summa Health System.
Ms. Schlichting currently serves as a director of Walgreens Boots Alliance, Inc., where she serves on the audit committee and chairs the compensation and leadership performance committee, and Baxter International Inc., where she serves on the quality, compliance and technology committee and chairs the compensation and human capital committee. She recently served on the boards of Hill-Rom Holdings, Inc. and Pear Therapeutics, Inc.

Ms. Schlichting has extensive senior management and administrative experience with large healthcare provider organizations as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. She has demonstrated leadership and character through involvement, including board roles, over many years in numerous community and healthcare related non-profit organizations.



Mark J. Tarr

Mr. Tarr became our President and Chief Executive Officer on December 29, 2016. Previously, he served as executive vice president of our operations since October 1, 2007, to which the chief operating officer designation was added on February 24, 2011. Mr. Tarr joined us in 1993 and has held various management positions with us, including serving as president of our inpatient division from 2004 to 2007, as senior vice president with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as director of operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as chief executive officer/administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994. Mr. Tarr serves on the board of directors of Protective Life Corp.

Mr. Tarr, as our president and chief executive officer, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into its detailed operations. He also has the benefit of more than 30 years of experience in the operation and management of inpatient rehabilitation hospitals.



Terrance Williams

On June 26, 2023, Mr. Williams became President and Chief Executive Officer-elect at TruStage Financial Group, Inc., a large provider of insurance, investments, and financial technology solutions. Prior to that, he served as the executive vice president and president of protection products and services at Allstate Corporation, where he had accountability for a portfolio of businesses outside of the core insurance market with nearly $5 billion in revenues and over 3,800 employees globally. Before joining Allstate in January 2020, he served as executive vice president and chief marketing officer for Nationwide Mutual Insurance Company, as well as the president of the Nationwide's emerging businesses group, which included legacy niche and emerging businesses, innovation teams, and a venture capital fund. During 24 years with Nationwide, he advanced through leadership roles touching almost every aspect of the business, including underwriting, claims, operations, sales and various profit and loss management roles.

Mr. Williams has a deep and broad base of marketing, insurance (payor), and regulated-industry experience. He also brings extensive experience in managing every aspect of business from sales, marketing, and operations to enterprise strategy across a large geographic platform. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Board Recommendation

The board of directors unanimously recommends that you vote "FOR" the election of all 10 director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee of our board of directors selected the firm of PricewaterhouseCoopers LLP to be our independent registered public accounting firm for the 2024 audit period, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP for the next audit period if such appointment is not ratified. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. The Audit Committee concluded that the ability of PricewaterhouseCoopers LLP to perform services for us is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended. The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit Committee approves services up to a specific amount of fees. The Audit Committee must then approve, in advance, any services or fees exceeding those pre-approved levels, provided that the chair may approve any excess fees up to 5% of previously approved amounts. To the extent permitted by applicable regulations and the rules of the New York Stock Exchange, the Audit Committee may delegate general pre-approval authority to a subcommittee of one or more of its members.

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2023 and 2022, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related and permitted non-audit services. In 2023 and 2022, the Audit Committee approved all audit, audit-related, and other fees in accordance with SEC pre-approval rules. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2023 and 2022, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2023	2022
	(In Millions)	
Audit fees[1]	$ 3.27	$ 4.16
Audit-related fees[2]	0.01	0.54
Total audit and audit-related fees	3.28	4.70
Tax fees[3]	0.02	0.02
All other fees[4]	0.14	0.02
Total fees	$ 3.44	$ 4.74

[1] *Audit fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for each year presented and the carve-out audit of our home health & hospice business in connection with its separation as an independent publicly traded company; fees for professional services rendered for the review of financial statements included in our Form 10-Q filings, and fees for professional services normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

[2] *Audit-related fees* – Represents aggregate fees paid or accrued for assurance and related services that are reasonably related to the performance of audit services and traditionally are performed by our independent auditor, including fees related to work associated with registration of securities for our home health & hospice business in connection with its separation as an independent publicly traded company.

[3] *Tax fees* – Represents fees for all professional tax services provided by our independent auditor's tax professionals, such as preparation of Puerto Rico tax returns and other tax compliance matters, but not including any services related to the audit of our financial statements.

[4] *All other fees* – Represents fees paid or due to our independent auditor for (i) costs incurred related to the Company's suit against various third parties in Delaware, (ii) an automated disclosure checklist, and (iii) other subscription fees.

Board Recommendation

The board of directors and the Audit Committee unanimously recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm for the 2024 audit period.

Proposal 3 – Advisory Vote on Executive Compensation

We seek your advisory vote on our executive compensation programs and ask that you support the compensation of our named executive officers as disclosed under the heading "Executive Compensation," including the "Executive Summary" section, beginning on page 36 and the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies, and practices described in this proxy statement.

As described under the heading "Compensation Discussion and Analysis," the Company provides annual and long-term compensation programs, as well as other benefit plans, to attract, motivate, and retain the named executive officers, each of whom is critical to the Company's success, and to create a remuneration and incentive program that aligns the interests of the named executive officers with those of stockholders. The board of directors believes the program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing the named executive officers to dedicate themselves fully to value creation for our stockholders. At the 2023 annual meeting, 94.0% of stockholders voting on the say-on-pay proposal approved of our executive compensation programs.

You are encouraged to read the information detailed under the heading "Executive Compensation" beginning on page 36 for additional details about the Company's executive compensation programs.

The board of directors strongly endorses the Company's executive compensation programs and recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Encompass Health Corporation Definitive Proxy Statement for the 2024 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation and Human Capital Committee or the board of directors. Our board of directors and its Compensation and Human Capital Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider stockholders' concerns and the Compensation and Human Capital Committee will evaluate whether any actions are necessary to address those concerns. The board has elected to hold the say-on-pay advisory vote annually until further notice, so the next advisory vote is expected to be in connection with the 2025 annual meeting of stockholders.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Proposal 4 – Stockholder Proposal Requesting a Report on the Effectiveness of the Company's Diversity, Equity, and Inclusion Efforts

We have been informed that As You Sow, on behalf of Marguerite Casey Foundation,[1] a beneficial owner of 1,619 shares of our common stock, intends to present the proposal set forth below at our Annual Meeting of Stockholders. In accordance with SEC rules, we are including this stockholder proposal, along with the supporting statement of the proponent. The Company is not responsible for any inaccuracies in this stockholder proposal and supporting statement.

Our board of directors recommends that you vote **<u>AGAINST</u>** this proposal for the reasons set forth in the Company's Statements in Opposition, which follows this proposal.

RESOLVED: Shareholders request that Encompass Health Corp. ("Encompass Health") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for workforce diversity, hiring, promotion, and retention of employees, including data by gender, race, and ethnicity.

SUPPORTING STATEMENT: Quantitative data is sought so that investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

It is advised that this content be provided through Encompass Health's existing sustainability reporting infrastructure. An independent report specific to this topic is not requested.

WHEREAS: More than half of the S&P 500 and over one-third of the Russell 1000 have released, or have committed to release, their consolidated EEO-1 forms, a best practice in diversity data reporting. Companies that release, or have committed to release, more inclusion data than Encompass Health include Baxter International, Biogen, CVS Health, Gilead Sciences, Pfizer, and UnitedHealth Group.

As You Sow and Whistle Stop Capital released research in November 2023 that reviewed the EEO-1 reports of 1,641 companies against financial performance metrics from 2016-2021.[2] Within the healthcare sector, statistically significant positive correlations were found between increased manager diversity and free cash flow per share, income after tax, and ten-year revenue compound annual growth rate.

As of the date of the filing of this proposal, Encompass Health had not yet released its consolidated EEO-1 form, nor had it shared sufficient hiring, retention, or promotion data to allow investors to determine the effectiveness of its diversity and inclusion programs.

As detailed below, inclusion indicators are also important in assessing Encompass Health's workplace equity efforts and if the Company will be able to successfully build, utilize, and maintain a diverse management team.

Hiring: Studies conducted by economists at the University of Chicago and UC Berkeley found that "discriminating companies tend to be less profitable," stating "it is costly for firms to discriminate against productive workers."[3]

Promotion: Without equitable promotional practices, companies will be unable to build the necessary employee pipelines for diverse management. Women and employees of color experience "a broken rung" in their careers; for every 100 men who are promoted, only 87 women are. Whereas women of color comprise 18 percent of the entry-level workforce and only 6 percent of executives.[4]

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[1] The only address provided was for As You Sow: 2020 Milvia St., Suite 500, Berkeley, CA 94704.
[2] https://www.asyousow.org/report-page/2023-positive-relationships-linking-workforce-diversity-and-financial-performance
[3] https://www.nytimes.com/2021/07/29/business/economy/hiring-racial-discrimination.html
[4] https://www.mckinsey.com/featured-insights/diversity-and-inclusion/women-in-the-workplace

Retention: Retention rates indicate if employees believe a company represents their best opportunity. Morgan Stanley has found that employee retention above industry average can indicate a competitive advantage and higher levels of future profitability.[5]

Investors have reason to be concerned as Encompass Health is facing serious allegations of sexual harassment and assault.[6]

Statement in Opposition to the Stockholder Proposal Requesting a Report on the Effectiveness of the Company's Diversity, Equity, and Inclusion Efforts

Our board of directors, after review and input from its Nominating/Corporate Governance Committee, recommends a vote **AGAINST** this proposal for the following reasons:

- The requested report is unnecessary and not meaningful to investors and will impose an undue burden on the Company.

- We already provide extensive and meaningful disclosure with respect to our workforce diversity, equity and inclusion ("DEI") efforts, including diversity and inclusion data related to gender, ethnicity and race in our Diversity, Equity, and Inclusion Annual Report (the "Annual DEI Report") published on our website. Additionally, we plan to release our consolidated EEO-1 workplace demographic data in the first half of this year and annually thereafter.

- The most informed and relevant assessment of our DEI efforts is the opinion of our employees who consistently rate us very favorably, and higher than the healthcare industry benchmarks, for each of the DEI-related questions in our employee engagement survey.

- Our disclosures also provide investors with a detailed portrait of our top-down commitment to creating a culture where career development and professional advancement opportunities are equitable and accessible to everyone at every level and employing talent management strategies and professional development resources to that end.

- As reflected in our disclosures, we have demonstrated the strategic importance of a diverse and inclusive workplace to both our board of directors and senior management.

We met with representatives of the proponent to discuss the proposal and our DEI efforts, as well as our public disclosures. We appreciate the opportunity to learn more of the proponent's perspective on DEI issues. Our DEI staff as well as our leadership will continue to take into consideration that perspective as well as the views of our other stockholders.

The requested additional disclosure is unnecessary and not meaningful to investors and represents an undue burden to the Company.

We understand the desire of investors to assess the material risks and opportunities associated with human capital management, and, as discussed below, we believe our current and upcoming additional disclosures provide the necessary information to assess the DEI related component of our human capital management strategy. Conversely, we believe the requested additional demographic data would provide an incomplete picture lacking in context and otherwise not be meaningful, in part because there are no other public companies engaged exclusively or even primarily in the same business – inpatient rehabilitation. The subjective judgments inherent to the requested data, such as what constitutes a promotion, would make data collection difficult and comparability to other companies likely unproductive. Raw gender/race/ethnicity data, without context, has its limitations. A company's culture and its DEI efforts cannot be reduced solely to numbers, which is a concept consistent with the law.

We believe that the proposal would cause us to incur undue cost and administrative burden without commensurate benefit to our stockholders. The proponent asserts the benefit is the ability to "assess and compare the effectiveness of companies' [DEI] programs," but we are not aware of any of specialty hospital companies or other

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[5] https://www.morganstanley.com/im/publication/insights/articles/article_culturequantframework_us.pdf, p.2
[6] https://www.fox21news.com/news/nine-women-say-doctor-sexually-harassed-them-at-encompass-health-colorado-springs/

healthcare provider peers publishing the requested inclusion indicator data that the proponent is requesting. Thus, we do not believe the requested data would serve a useful comparative function. Again, raw data is not well suited to representing a complex topic such as human capital, and the lack of industry comparators or other context diminishes any perceived benefit.

In addition to being unnecessary and lacking benefit to stockholders, we believe, based on publicized experiences of other companies, the report requested by the proponent could pose legal and employee relations challenges from parties of all perspectives who wish to apply raw data in the context that they choose and impede our efforts to achieve substantive improvements in diversity and inclusion.

Encompass Health already provides extensive and meaningful diversity data and information on its DEI efforts.

We believe our existing DEI and human capital disclosures provide meaningful information for stockholders interested in our long-term financial performance to determine the effectiveness of our policies and practices related to workplace diversity. We already disclose our DEI efforts and quantitative diversity data on our workforce and hospital leadership in the Annual DEI Report and human capital management disclosures found in our Annual Report on Form 10-K. We also compare the demographics of our workforce to those of the broader communities that we serve. Furthermore, as we communicated to the proponent, we have committed to disclosing our consolidated EEO-1 workforce demographic data annually beginning this year.

We believe the most important data for stockholders relying on the Company's board of directors to oversee our human capital risks and opportunities are the annual employee engagement survey results which we discuss in the Annual DEI Report and our Annual Report on Form 10-K. Ultimately, the employees who experience a DEI program and a company's culture on a daily basis are the best judge of whether a DEI program is serving to strengthen the human capital, improving its sustainability, and creating a culture where career development and professional advancement opportunities are equitable and accessible to everyone at every level. Our most recent annual employee engagement survey included the following DEI-related questions, and the favorable (either agree or strongly agree) response rate for both us and the healthcare industry benchmark are set out below.

Question	Encompass Favorable	Industry Favorable
Diversity is embraced as a strength by the company.	83.2%	77.7%
My immediate manager supports diversity, equity and inclusion in the workplace.	88.4%	64.7%
There is an equal opportunity for people to have a successful career at the company.	80.0%	60.9%
My immediate manager cares about me as a person.	85.5%	74.8%
Our company equips staff with the resources to deliver culturally competent care to our patients.	84.4%	74.8%

The engagement survey elicited opinions from a broad segment of our workforce (89% of full-time employees responded), and favorable response rates for the DEI questions were similar across gender and racial/ethnic categories.

Encompass Health is committed to DEI.

Encompass Health is committed to creating a culture where career development and professional advancement opportunities are equitable and accessible to everyone at every level. We carry out this commitment by continually ensuring DEI is engrained into our talent management strategies and our professional development resources.

Our DEI efforts are guided by our Chief Human Resources Officer and our National Director of DEI and her staff. Our President and CEO, the Compensation and Human Capital Committee and the board of directors actively monitor those efforts and outcomes. Our President and CEO plays a prominent role in promoting a culture that values an open, inclusive, and respectable work environment that encourages collaboration and fosters creativity, innovation, and employee engagement. He also participates in the CEO Action for Diversity and Inclusion Pledge. Our national DEI staff works closely with our hospital diversity committees. Together, they design and execute initiatives, including in recruiting, mentoring and professional development, to further our DEI strategy. We provide extensive DEI programming and training to our managers throughout the year. Every three to four years, we engage a third-party consulting agency to help us evaluate our DEI program and explore possible enhancements. Our Developing Future CEOs, or DFCEO, program provides training and mentorship for emerging leaders. Since its inception, 42 individuals have completed the program and been placed as hospital CEOs. Of those placed, 24% have been people of color, and 38% have been women. In 2023, the number of people of color in hospital leadership roles increased 11.2%.

There is robust board oversight of our DEI efforts.

Our Compensation and Human Capital Committee is responsible for overseeing our human capital management strategy and its implementation, including our DEI efforts. Both that committee and the full board receive regular reports on DEI initiatives and data that support our human capital strategy. The Compensation and Human Capital Committee and the full board actively engage management and the DEI leadership on those initiatives and the associated results and provide feedback as to the effectiveness of our programs. In light of our existing initiatives, policies, and disclosures with respect to DEI, our board of directors believes the current scope of our reporting provides our stockholders with visibility into our DEI efforts and an effective means to evaluate these efforts over time.

Board Recommendation

The board of directors unanimously recommends a vote "AGAINST" the stockholder proposal requesting a report on the effectiveness of the Company's diversity, equity, and inclusion efforts.

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Corporate Governance Guidelines

Our board of directors has developed corporate governance policies and practices in order to help fulfill its responsibilities to stockholders and provide a flexible framework for it to review, evaluate, and oversee the Company's business operations and management. The board-adopted Corporate Governance Guidelines provide, among other things, that each member of the board will:

- dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;
- comply with the duties and responsibilities set forth in the guidelines and in our Bylaws;
- comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and
- adhere to our Standards of Business Ethics and Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board for approval.

Code of Ethics

We have adopted the Standards of Business Ethics and Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in periodic reports required to be filed by us;
- compliance with all applicable rules and regulations that apply to us and our employees, officers, and directors;
- prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- accountability for adherence to the code.

We disclose any amendments to, or waivers from, the code of ethics for executive officers and directors on our website promptly following the date of the amendment or waiver. Upon written request to our corporate secretary, we will also provide a copy of the code of ethics free of charge.

Insider Trading Policy

We have adopted an Insider Trading Policy that applies to all employees, directors and officers, including when acting on behalf the Company, and is designed to promote compliance with insider trading laws, rules and regulations and the New York Stock Exchange listing standards. The policy also applies to any of our vendors, consultants and contractors with access to material nonpublic information. The policy is available on our website and filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2023.

Corporate Website

We maintain a "Corporate Governance" section on our website at https://investor.encompasshealth.com where you can find copies of our principal governance documents, including:

- Certificate of Incorporation and Bylaws;
- Charters of each of the standing committees of its board of directors;
- Standards of Business Ethics and Conduct;
- Corporate Governance Guidelines; and
- Insider Trading Policy.

Board Oversight of the Company's Risks

We maintain a comprehensive enterprise risk management program designed to identify potential events and conditions that may affect the Company and to manage risks to avoid materially adverse effects on the Company. Our management, including an executive risk committee, is responsible for the design and implementation of the enterprise risk management, or ERM, program. The Audit Committee of the board of directors, pursuant to its charter, is responsible for reviewing and evaluating our policies and procedures relating to risk assessment and management. The full board of directors monitors the ERM program by way of regular reports from our senior executives on management's risk assessments and risk status as well as our risk response and mitigation activities. Individual committees monitor, by way of regular reports, the material risks that relate to the responsibilities of that committee and report to the full board appropriate information. For example, the Compliance and Quality of Care Committee oversees assessment and management of several risk-related topics, such as cybersecurity, privacy, Medicare claims audits, patient satisfaction data, quality of care data, and compliance program administration. For further discussion of the committee and board oversight of our cybersecurity program, see Item 1C, *Cybersecurity,* of our Annual Report on Form 10-K for the year ended December 31, 2023.

The Compensation and Human Capital Committee reviews and considers our compensation policies and programs in light of the board of directors' risk assessment and management responsibilities on an annual basis. In 2023, Mercer (US) Inc. in consultation with our human resources department prepared and presented to the Compensation and Human Capital Committee a risk assessment report that addressed the incentive compensation structure, programs, and processes at the corporate and field operation levels. The assessment included, among other things, a review of pay mix (fixed v. variable, cash v. equity and short v. long-term), performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as the Compensation Recoupment Policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation and Human Capital Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on us. Additionally, the Compensation and Human Capital Committee oversees assessment and management of human capital-related risks, such as those involving recruitment, retention, inclusion and diversity, employee engagement, and employment litigation. For further discussion of our human capital management, see Item 1, *Business,* of our Annual Report on Form 10-K for the year ended December 31, 2023.

Board Oversight of Sustainability Matters

As a healthcare provider, our business model by definition promotes sustainable ends. As our corporate purpose states, "We serve our patients and communities through customized rehabilitation that exceeds expectations. Our care teams are committed to achieving the best possible outcomes and getting patients back to what matters most." In other words, our goal is to treat our patients' medical conditions so that they can resume their lives to the greatest extent possible. That commitment we have to caring for our patients extends to our employees, as well as the communities in which we serve. For further detail on our sustainability story, please visit https://investor.encompasshealth.com/investor-resources/sustainability. Our website is not and shall not be deemed to be a part of this proxy statement by reference or otherwise incorporated into any other filings we make with the SEC.

In the context of our ERM program, our board has historically overseen those matters commonly referred to as environmental, social and governance, or ESG, matters that are reasonably likely to be material to the Company. Much of that oversight has been delegated to the board's committees. The board formalized and approved an ESG reporting structure, set out in the table below, and schedule based in large part on the Sustainability Accounting Standards Board, or SASB, standards for healthcare delivery. Given our business model, not all topics below are material to us. Therefore, those topics are not reviewed by the board on a regular basis. However, we monitor changes in our operations, business model, regulatory requirements, and the broader business environment to assess the materiality of the ESG topics over time. The board is committed to monitoring our business as well as the broader concerns of our stockholders to identify changes in the importance of issues we face.

Board Committee	ESG Topic
Compliance and Quality of Care	Quality of Care and Patient Satisfaction* Patient Privacy and Electronic Health Records* Employee Health and Safety* Pricing and Billing Transparency* Climate Change Impacts on Human Health and Infrastructure*
Audit	Fraud and Unnecessary Procedures* Access for Low-Income Patients* Energy and Waste Management* Management of Controlled Substances* Water Usage Supply Chain Risks
Compensation and Human Capital	Employee Recruitment, Development, and Retention* Inclusion and Diversity Gender Pay Equality Employee Relations Matters (including discrimination and harassment allegations)
Nominating/Corporate Governance	Political Spending Anti-competitive Practices Stockholder Engagement

* Topics from SASB's Health Care Delivery SAS.

Annual Evaluation of the Performance of the Board and Its Committees

On an annual basis, members of our board complete an evaluation of the performance of the board as well as each committee on which they serve, as required by the Corporate Governance Guidelines. The evaluations are intended assist in determining whether the board and its committees are functioning effectively and fulfilling the requirements set forth in the Corporate Governance Guidelines and the committee charters, as applicable. The evaluations provide the members of the board and its committees with an opportunity to reflect upon and improve processes and effectiveness. Specific questions also elicit feedback on topics reviewed by the board, including the substance of materials on the subjects, the time dedicated to various topics, and access to management and external advisors. The board may, and does on occasion, obtain the advice and assistance of outside advisors in performing the evaluation, including conducting private interviews to provide for unattributed feedback. Results are reviewed by the Nominating/Corporate Governance Committee which then shares those results and any follow up recommendations with all members of the board.

Stockholder Engagement and Communications to Directors

We believe that thoughtful stockholder engagement is important, and we have an active engagement program in which we meet regularly with stockholders to discuss our business, strategy, operational initiatives, and corporate governance, as well as other topics of interest to them. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives, and concerns, and enable the Company to effectively address issues that matter most to our stockholders. Members of management attend several investor conferences throughout the year. We have attended and participated in meetings of the Council of Institutional Investors and other investor groups in order to engage with members of the institutional shareholder community more generally. From time to time, we have hosted investor days in New York City, including in September 2023, to give a broad base of our stockholders the opportunity to engage in person with members of our senior management. Our board of directors receives regular reports on feedback given by investors to management.

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-employee director or group of directors may do so by writing to:

ENCOMPASS HEALTH CORPORATION
BOARD OF DIRECTORS
9001 LIBERTY PARKWAY
BIRMINGHAM, ALABAMA 35242
ATTENTION: [Addressee*]

* Including the name of the specific addressee(s) will allow
us to direct the communication to the intended recipient.

Stockholders and other interested parties may also submit a message electronically via a web-based form at https://investor.encompasshealth.com/corporate-governance/board-of-directors/contact-the-board/default.aspx, which generates an email that is sent to the office of our general counsel. All written and electronic communications will be opened by the office of our general counsel for the sole purpose of determining whether the contents represent a message to our directors. Correspondence appropriately directed to the board that is not in the nature of advertising, promotions of a product or service, or offensive material will be forwarded promptly to the addressee(s). In the case of communications to the board of directors or any group or committee of directors, sufficient copies of the contents will be made for all of the addressees.

Board Structure and Committees

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Our Corporate Governance Guidelines provide for an independent director to serve as the non-executive chairman of the board who sets the agenda for, and presides over, board meetings, coordinates the work of the committees of our board of directors, and performs other duties delegated to the chairman by the board. The non-executive chairman also presides over independent sessions generally held at each board meeting. The board adopted this structure to promote decision-making and governance independent of that of our management and to better perform the board's monitoring and evaluation functions. Members of the board are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and facilities, and by participating in meetings of the board and its committees.

Our board met five times during 2023. Each member of the board attended 75% or more of the meetings of the board and the committees on which he or she served during the year. In addition, it is our expectation that each director attend the annual meeting of stockholders. All members of our board attended the annual meeting in 2023.

The board has the five standing committees set out in the table below, each of which is governed by a charter and reports its actions and recommendations to the full board. Each committee has the authority to retain, at the expense of the Company, outside advisors, including consultants and legal and accounting advisors. The following table shows the number of meetings and the membership of each board committee as of December 31, 2023.

	Audit	Compensation and Human Capital	Compliance/ Quality of Care	Finance	Nominating/ Corporate Governance
Number of Meetings in 2023:	8	6	5	5	4
Greg D. Carmichael		Chair			X
Edward M. Christie III	X				
John W. Chidsey*	X			X	
Donald L. Correll*		X			X
Joan E. Herman	X		Chair		
Leslye G. Katz				X	Chair
Patricia A. Maryland		X	X		
Kevin J. O'Connor			X		X
Christopher R. Reidy	Chair			X	
Nancy M. Schlichting		X	X		
Mark J. Tarr					
Terrance Williams	X			Chair	

* Retiring as of the 2024 annual meeting of stockholders.

Audit Committee

The Audit Committee's purpose, per the terms of its charter, is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, and internal control and compliance practices of the Company. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;

- appoint, compensate, replace, retain, and oversee the work of our independent auditor;

- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;

- review and evaluate our quarterly and annual financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of our internal control over financial reporting;

- discuss earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies with management;

- review annually risk exposure topics assigned by the board as well as management's efforts to monitor and mitigate those exposures;

- discuss policies with respect to risk assessment and risk management; and

- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting.

The Audit Committee Report appears on page 34 of this proxy statement.

Compensation and Human Capital Committee

The Compensation and Human Capital Committee's purpose and objectives are to attract and retain high-quality personnel to better ensure the long-term success of the Company and the creation of long-term shareholder value. Accordingly, this committee oversees our compensation and employee benefit objectives, plans and policies and approves, or recommends to the independent members of the board of directors for approval, the individual compensation of our executive officers. This committee also reviews our human capital strategy and management activities, such as employee and management recruiting, retention and development initiatives as well as diversity, equity and inclusion initiatives For further discussion of our human capital management, see Item 1, *Business,* of our Annual Report on Form 10-K for the year ended December 31, 2023.

The specific responsibilities of this committee are, among others, to:

- review and approve our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans and administer those plans as may be required;
- review and approve (or recommend to the board in the case of the Chief Executive Officer) goals and objectives relevant to the compensation of the executive officers and evaluate their performances in light of those goals and objectives;
- determine and approve (together with the other independent directors in the case of the Chief Executive Officer) the compensation levels for the executive officers;
- review and discuss with management the Compensation Discussion and Analysis and recommend inclusion thereof in our annual report or proxy statement;
- review and approve (or recommend to the board in the case of the Chief Executive Officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer;
- review at least annually our management succession plan as it relates to compensation and benefits;
- oversee long-term succession plans for senior management;
- review at least annually compensation and human capital related risk exposures as well as management's efforts to monitor and mitigate those exposures; and
- review and recommend to the board the compensation for the non-employee members of the board.

The Compensation and Human Capital Committee Report appears on page 35 of this proxy statement.

In July 2021, the Compensation and Human Capital Committee conducted a request for proposal process and sought proposals from several national compensation consultants. The committee then engaged Pay Governance as its independent compensation consultant to assist it in its review and evaluation of executive compensation practices. The committee has reviewed the independence of Pay Governance and of each individual employee of the firm with whom it works. Pay Governance does not perform other services for the Company. The committee has determined Pay Governance has no conflict of interest in providing advisory services.

Compliance and Quality of Care Committee

The Compliance and Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance and cyber risk management activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating our compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients. The specific responsibilities of the Compliance and Quality of Care Committee are, among others, to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;
- appoint and oversee the activities of a chief compliance officer and compliance office with responsibility for developing and implementing our regulatory compliance program;
- oversee the cyber risk management program designed to monitor, mitigate and respond to cyber risks, threats, and incidents, and review periodic reports from the chief information officer, including developments in cyber threat environment and cyber risk mitigation efforts;
- review annually compliance and quality of care related risk exposures as well as management's efforts to monitor and mitigate those exposures;
- review periodic reports from the chief compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and
- review and approve annually the quality of care program and review periodic reports from the chief medical officer regarding our efforts to advance patient safety and quality of care.

Finance Committee

The purpose and objectives of the Finance Committee are to assist our board of directors in the oversight of the use and development of our financial resources, including our financial structure, investment policies and objectives, and other matters of a financial and investment nature. The specific responsibilities of the Finance Committee are, among others, to:

- review and approve certain expenditures, contractual obligations and financial commitments per delegated authority from our board; and
- review, evaluate, and make recommendations to the board regarding (i) capital structure and proposed changes thereto, including significant new issuances, purchases, or redemptions of our securities, (ii) plans for allocation and disbursement of capital expenditures, (iii) credit rating, activities with credit rating agencies, and key financial ratios, (iv) long-term financial strategy and financial needs, (v) major activities with respect to mergers, acquisition and divestitures, and (vi) plans to manage insurance and asset risk.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- oversee the emergency succession plans for the Chief Executive Officer;
- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board;
- review and make recommendations on the size and composition of the board and assist the board in determining the appropriate characteristics, skills and experience for the individual directors and the board as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;
- evaluate annually and make recommendations to the board regarding the composition of each standing committee of the board, the policy with respect to rotation of committee memberships and chairs, and the functioning of the committees;
- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated, including review of each director's outside commitments as an employee or director;
- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member and conduct a prior review of any such transaction;
- review annually risk exposure topics assigned by the board as well as management's efforts to monitor and mitigate those exposures; and
- develop Corporate Governance Guidelines that are consistent with applicable laws and listing standards, periodically review those guidelines, and recommend to the board any changes the committee deems necessary or advisable.

Board Composition and Director Nomination Process

Board Composition

Our board of directors is comprised of skilled directors who represent a diverse set of experiences, expertise and attributes. The board is almost entirely independent, with Mr. Tarr being the only non-independent member. Additionally, we maintain a beneficial mix of short- and long-tenured directors in order to ensure that fresh perspectives are provided and that experience, continuity and stability exist on the board. The average tenure of the directors is approximately 5.5 years. Both the board of directors and the Nominating/Corporate Governance Committee believe diversity of skills, perspectives and experiences as represented on the board as a whole, in addition to the primary factors, attributes or qualities discussed below, promote improved monitoring and evaluation of management on behalf of the stockholders and produces more creative thinking and solutions. The Nominating/Corporate Governance Committee considers the distinctive skills, perspectives and experiences that candidates diverse in race, gender, ethnic background, geographic origin and professional experience offer in the broader context of the primary evaluation described below. Four of our directors are female, and three of our directors identify as members of underrepresented groups. For a discussion of the individual experiences and qualifications of our board members, please refer to the section entitled "Items of Business Requiring Your Vote - Proposal 1: Election of Directors" in this proxy statement.

Criteria for Board Members

In evaluating the suitability of individual candidates and nominees, the Nominating/Corporate Governance Committee and our board of directors consider relevant factors, including, but not limited to: a general understanding of marketing, finance, information technology and cybersecurity, corporate strategy and other elements relevant to the operation of a large publicly-traded company in today's business environment, senior leadership experience, an understanding of our business, educational and professional background, diversity of skills, perspectives and experiences, character, and whether the candidate would satisfy the independence standards of the New York Stock Exchange (the "NYSE"). The Nominating/Corporate Governance Committee also considers the following attributes or qualities in evaluating the suitability of candidates and nominees to the board:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.
- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.
- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality.
- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.
- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.
- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating financial performance.
- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

The Nominating/Corporate Governance Committee and our board of directors also consider whether each candidate is able to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties. The Corporate Governance Guidelines set out the standards, including a policy on over-boarding, for assessing the ability of each candidate to fulfill his or her duties and responsibilities to the Company. Those standards include specific limitations that (i) directors should not hold more than four outside directorships with publicly-traded companies, provided, if he or she is employed on a full-time basis, then he or she should hold no more than two outside directorships with publicly traded companies; and (ii) members of the Audit Committee should serve on the audit committee of no more than three publicly-traded companies.

Process for Identifying and Evaluating Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees. First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board of directors. Second, the committee may from time to time use its authority under its charter to retain, at the Company's expense, one or more search firms to identify candidates.

The Nominating/Corporate Governance Committee will consider all candidates duly identified and will evaluate each of them based on the same criteria. The process that will be followed by the committee will include meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating/Corporate Governance Committee, other members of the board and senior management. The committee emphasizes creating a pool of candidates diverse in race, gender and ethnicity. The candidates recommended for the board's consideration will be those individuals from that pool who the committee believes will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills, perspectives, and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, information technology and cybersecurity, industry knowledge, and corporate governance.

Board Succession Planning

The Nominating/Corporate Governance Committee oversees and plans for director succession and refreshment of our board of directors to ensure a mix of skills, perspectives, experience, tenure, and diversity that promote and support our long-term strategy. As previously disclosed, for some time, the Nominating/Corporate Governance Committee has been focused on succession planning issues associated with longer-termed directors. Specifically, the committee has attempted to craft an orderly and gradual transition by extending the terms of those directors to facilitate onboarding and integration of a new director or directors prior to the departures. The board believes the temporary expansion of the board has allowed for an orderly transition from the legacy board composition to the newly constituted board and for each longer-tenured director to contribute his or her extensive knowledge of, and experience with, the Company to each new director. In that transition period over the last four years, seven directors have retired and six new directors have been elected. In connection with director succession planning, the committee engages, from time to time, a search firm to identify director candidates for consideration by the board.

Director Nominees Proposed by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate. In accordance with our Bylaws, any such nominations must be received by the Nominating/Corporate Governance Committee, c/o the corporate secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders for the 2024 annual meeting. Pursuant to our Bylaws, stockholder nominations for our 2025 annual meeting of stockholders must be received at our principal executive offices on or after January 2, 2025 and not later than February 1, 2025. All stockholder nominations must be sent by mail or courier service and addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary. Other electronic mail and facsimile delivery are not monitored routinely for stockholder submissions or may change from time to time, so timely delivery cannot be ensured.

Stockholder nominations must include the information set forth in Section 3.4 of our Bylaws and be accompanied by a written consent of each proposed nominee to being named as a nominee and to serving as a director if elected. A stockholder providing notice of a nomination must update and supplement the notice so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a nomination for the board of directors should read the entirety of the requirements in Section 3.4 of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com. Shareholders who intend to solicit proxies in support of director nominees other than our board's nominees must comply with the additional requirement of Rule 14a-19(b) under the

Securities Exchange Act of 1934, as amended. The chairperson of the meeting shall have the power to determine and declare to the meeting whether or not a nomination was made in accordance with the procedures set forth in our Bylaws and, if the chairman determines that a nomination is not in accordance with the procedures set forth in the Bylaws, to declare to the meeting that the defective nomination will be disregarded.

Finally, our Bylaws provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to the board of directors. This reimbursement right is subject to conditions including the board's determination that reimbursement is consistent with its fiduciary duties. We will reimburse certain expenses that a nominating stockholder, or group of nominating stockholders, has incurred in connection with nominating a candidate for election to our board if the conditions set out in Section 3.4(c) of our Bylaws are met. If those conditions are met and the proponent's nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent's nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his or her election to the total votes cast. For additional detail including the conditions to which any potential reimbursement is subject, please read Section 3.4(c) of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com.

Director Independence

The NYSE listing standards require that the Company have a majority of independent directors and provide that no director will qualify as "independent" for these purposes unless the board of directors affirmatively determines that the director has no material relationship with the Company. Additionally, the listing standards set forth a list of relationships and transactions that would prevent a finding of independence if a director or an immediate family member of that director were a party.

On an annual basis, our board of directors undertakes a review of the independence of the nominees. In accordance with the NYSE listing standards, we do not consider a director to be independent unless the board determines (i) the director meets all NYSE independence requirements and (ii) the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Members of the Audit, Compensation and Human Capital, and Nominating/Corporate Governance Committees must also meet applicable independence tests of the NYSE and the SEC. In connection with this determination, each director and executive officer completes a questionnaire which requires disclosure of, among other topics: any transactions or relationships between any director or any member of his or her immediate family and the Company and its subsidiaries, affiliates, our independent registered public accounting firm or any advisors to the Compensation and Human Capital Committee; any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of the Company or their affiliates; and any charitable contributions to not-for-profit organizations for which our directors or immediate family members serve as executive officers. There were no material director-related relationships, transactions or contributions in 2023.

Our board has determined that all nine of our non-employee director nominees are independent in accordance with our Corporate Governance Guidelines and the NYSE listing standards. All of the members of the Audit, Compensation and Human Capital, Nominating/Corporate Governance, Compliance and Quality of Care, and Finance Committees satisfy those independence tests. Additionally, our board has determined that each of the members of the Audit Committee qualifies as an "audit committee financial expert" under SEC regulations.

Compensation of Directors

Every year, pursuant to its charter, the Compensation and Human Capital Committee evaluates the compensation of our non-employee directors, including the respective chairperson fees, and recommends any changes it deems advisable to the full board of directors, which is responsible for adopting the final form and amount of non-employee director compensation. As part of its annual review, the Compensation and Human Capital Committee receives comparative peer and industry data and recommendations from its independent compensation consultant, Pay Governance. This peer group is the same one used for executive compensation and discussed on page 41. Recognizing there are timing differences in the data and variability year to year, the Compensation and Human Capital Committee and the board attempt to ensure non-employee director compensation, including chairperson fees, is competitive with the corresponding market median compensation levels. In 2023, based on the peer review, the board determined that no change to base director compensation was needed. Additionally, the terms of our 2016 Omnibus Performance Incentive Plan, approved by our stockholders in 2016, establish a maximum value ($300,000) for both the equity awards granted and the cash fees paid to a non-employee director in a given year. The total of both cannot exceed $600,000.

In 2023, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Greg D. Carmichael	120,000	150,040	5,965	276,005
John W. Chidsey	110,302	150,040	55,486	315,828
Edward M. Christie III*	9,511	64,935	—	74,446
Donald L. Correll	225,000	150,040	57,895	432,935
Joan E. Herman	115,000	150,040	24,764	289,804
Leslye G. Katz	120,000	150,040	24,764	294,804
Patricia A. Maryland	100,000	150,040	5,965	256,005
Kevin J. O'Connor	100,000	150,040	2,500	252,540
Christopher R. Reidy	119,698	150,040	3,237	272,975
Nancy M. Schlichting	100,000	150,040	9,750	259,790
Terrance Williams	115,000	150,040	5,965	271,005

---

* Appointed to the board of directors effective November 27, 2023. Accordingly, Mr. Christie received pro rated retainer fees and stock awards.

[1] The amounts reflected in this column are the retainer and chairperson fees earned for service as a director for 2023, regardless of when such fees are paid.

[2] Each non-employee director received an award of restricted stock units, or RSUs, with a grant date fair value, computed in accordance with Accounting Standards Codification 718, *Compensation – Stock Compensation*, of $150,040 (2,385 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until after the date the director ends his or her service on the board. As of December 31, 2023, each director held the following aggregate RSU awards: Mr. Carmichael - 11,197, Mr. Chidsey - 94,216, Mr. Christie - 997, Mr. Correll - 98,253, Ms. Herman - 42,712, Ms. Katz - 42,712, Ms. Maryland - 11,197, Mr. O'Connor - 5,387, Mr. Reidy - 6,623, Ms. Schlichting - 17,541, and Mr. Williams - 11,197. There were no other outstanding stock awards.

[3] The amounts reflected in this column represent the value of additional RSUs granted as dividend equivalents in connection with the payment of dividends on our common stock during 2023 as required by the terms of the original grants.

Our non-employee directors received an annual base cash retainer of $100,000. We also paid the following chairperson fees to compensate for the enhanced responsibilities and time commitments associated with those positions:

Chair Position	Fees Earned or Paid in Cash ($)
Chairman of the Board	125,000
Audit Committee	30,000
Compensation and Human Capital Committee	20,000
Compliance and Quality of Care Committee	15,000
Finance Committee	15,000
Nominating/Corporate Governance Committee	20,000

Our non-employee directors may elect to defer all or part of their cash fees under our Directors' Deferred Stock Investment Plan. Elections must be made prior to the beginning of the applicable year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Stock held in the deferred accounts is entitled to any dividends paid on our common stock, which dividends are promptly invested in our common stock by the plan trustee at the market price. Fees deferred under the plan and/or the acquired stock are held in a "rabbi trust" by the plan trustee. Accordingly, the plan is treated as unfunded for federal tax purposes. Amounts deferred and any dividends reinvested under the plan are distributed in the form of our common stock upon termination from board service for any reason. Distributions generally will commence within 30 days of leaving the board. As of December 31, 2023, the number of shares held in the plan were: Mr. Chidsey's 67,506 shares and Mr. Reidy's 1,917 shares.

In addition, each non-employee member of the board of directors receives a grant of restricted stock units valued at approximately $150,000. When dividends are paid on our common stock, the directors receive the equivalent in restricted stock units based on the number of restricted stock units held and the value of the stock. The restricted stock units held by each director will be settled in shares of our common stock following the director's departure from the board.

In furtherance of the goal to align the interests of our management with those of our stockholders, we have equity ownership guidelines for senior management and members of the board of directors. Each non-employee director should own equity equal in value to $500,000 within five years of appointment or election to the board. As of February 14, 2024, all of our non-employee directors with five or more years of service have attained the ownership levels under the guidelines.

Mr. Tarr received no additional compensation for serving on the board.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of the Company. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, and the performance of the Company's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2023, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);
- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Securities and Exchange Commission; and
- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence from the Company and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2023, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2024.

Audit Committee
Christopher R. Reidy (Chair)
John W. Chidsey
Edward M. Christie III
Joan E. Herman
Terrance Williams

COMPENSATION AND HUMAN CAPITAL COMMITTEE MATTERS

Scope of Authority

The Compensation and Human Capital Committee acts on behalf of our board of directors to establish the compensation of our executive officers, other than the Chief Executive Officer, and provides oversight of the Company's compensation philosophy for senior management. The Compensation and Human Capital Committee reviews and recommends to the board for final approval the compensation of the Chief Executive Officer and the non-employee directors. The Compensation and Human Capital Committee also acts as the oversight committee and administrator with respect to our equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the Compensation and Human Capital Committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the Compensation and Human Capital Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers. The Compensation and Human Capital Committee may also delegate other responsibilities to a subcommittee comprised of no fewer than two of its members, provided that it may not delegate any power or authority required by any applicable law or listing standard to be exercised by the committee as a whole. In addition to its compensation oversight authority, the Compensation and Human Capital Committee reviews our human capital strategy and management activities and oversees assessment and management of human capital-related risks, such as those involving recruitment, retention, inclusion and diversity, employee engagement, and employment litigation.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation and Human Capital Committee is an officer or employee of the Company. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other company that had one or more executive officers serving as a member of our board of directors or Compensation and Human Capital Committee.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation and Human Capital Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Compensation and Human Capital Committee
Greg D. Carmichael (Chair)
Donald L. Correll
Patricia A. Maryland
Nancy Schlichting

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section presents the key components of our executive compensation program. We explain why we compensate our executives in the manner we do and how these philosophies guide the individual compensation decisions for our named executive officers, or "NEOs." Our 2023 compensation decisions were directed by our board of directors and its Compensation and Human Capital Committee, which we refer to as the "Committee" in this section only. Our NEOs for 2023, whose compensation arrangements are discussed in this proxy statement, are:

Name	Title
Mark J. Tarr	President and Chief Executive Officer
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer
Patrick Darby	Executive Vice President, General Counsel and Secretary
Elissa J. Charbonneau	Chief Medical Officer
Andrew L. Price	Chief Accounting Officer

EXECUTIVE SUMMARY

Strategy and Business Overview

Encompass Health is a leading provider of inpatient rehabilitation healthcare services, offering facility-based patient care through our network of inpatient rehabilitation hospitals. As of March 1, 2024, our national footprint spans 37 states and Puerto Rico and includes 160 hospitals. We are committed to delivering high-quality, cost effective patient care. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of our patients have experienced significant physical and cognitive disabilities or injuries due to medical conditions, such as strokes, hip fractures, and a variety of debilitating neurological conditions, that are generally nondiscretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

We believe we differentiate ourselves from our competitors based on our broad platform of clinical expertise, the quality of our clinical outcomes, the sustainability of best practices, our financial strength, and the application of rehabilitative technology. For additional information regarding our business, refer to Item 1, Business, in our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K").

2023 Business Highlights and Recent Track Record

Our clinicians have consistently provided high quality, compassionate care to patients in need of our services. The dedication of our team members allowed us to make significant operational and strategic progress and to generate strong financial results in 2023:

Operational Achievements

✓ Our overall patient discharges and "same store" discharges increased by 8.7% and 4.8%, respectively.

✓ Inpatient net operating revenues increased 10.4% over 2022.

✓ Our hospital teams delivered high-quality outcomes in a cost-effective manner.

✓ We entered new markets and enhanced our geographic coverage in existing markets in 2023 by adding eight new hospitals (395 beds). We also expanded existing hospitals by 46 beds.

Quality of Care and Outcomes for Our Patients

✓ We continued to outperform the industry averages in the inpatient rehabilitation quality of care measures of discharge to community and discharge to skilled nursing.

✓ 137 of our hospitals hold one or more Joint Commission specialty accreditations in rehabilitation.

✓ We improved our ability to deliver quality care to more patients as a result of 513 net same-store RN hires in a challenging labor market.

✓ We reduced first year RN turnover by 174 basis points.

✓ We continued roll out of in-house hemodialysis capabilities (83 hospitals at year-end).

Operating Performance and Executive Compensation

We utilize performance objectives in our compensation plans which we believe will, over time, lead to enhanced stockholder value. Over the past several years, we established a track record of delivering strong results from operations, and we are proud of our 2023 financial performance in light of the unprecedented challenges posed by the pandemic and the labor market.

Healthcare is a highly regulated industry. Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so.

Overview of Executive Compensation Actions in 2023

For 2023, our board of directors (for actions related to our President and Chief Executive Officer) and the Committee (for all other NEOs) considered the total compensation packages, both in whole and by component, of our NEOs to determine appropriateness in light of our executive compensation philosophy and 2023 anticipated challenges. We took the following actions:

2023 Executive Compensation Actions Summary		
Compensation Component	**Actions Related to Plans from Prior Years**	**Actions Related to 2023 Plans**
Base Salary	Not applicable.	• Kept base salaries flat for all NEOs
Senior Management Bonus Plan ("SMBP")	Approved payout of 2022 SMBP awards at 95.8% of target performance.	• Added "First Year RN Turnover" as a fifth metric to Quality/Strategic Objectives Scorecard
Long-Term Incentive Plan ("LTIP")	Approved 2021 PSU award payouts based on performance compared to targets for 2021-22 performance period; awards equaled a weighted average of 134.4% of target opportunity.	• Added three-year "relative total shareholder return ("rTSR")" as a +/-25% modifier to both existing performance metrics for SVPs and above (including all NEOs) • Added "Good Leaver" language to all equity awards for all SVPs and above • Awarded supplemental equity awards to Messrs. Coltharp, Darby and Price in connection with board's succession planning review

Response to 2023 Say-on-Pay Vote

The Committee believes the 94.0% affirmative vote on our 2023 "say-on-pay" vote indicates that our stockholders support our current executive compensation program's alignment with our business strategy in the evolving healthcare industry. In 2023, we underscored our emphasis on performance-based compensation with the addition of a First Year RN Turnover metric to our SMBP and an rTSR modifier to our performance-based equity awards.

EXECUTIVE COMPENSATION PHILOSOPHY

Our Compensation Philosophy	• Provide a competitive rewards program for our senior management that aligns management's interests with those of our long-term stockholders • Correlate compensation with corporate, regional and business unit outcomes by recognizing performance with appropriate levels and forms of awards • Establish financial and operational goals to sustain strong performance over time • Place 100% of annual cash incentives and a majority of equity incentive awards at risk by directly linking those incentive payments and awards to the Company's performance • Provide limited executive benefits to members of senior management

We believe this philosophy will enable us to attract, motivate, and retain talented and engaged executives who will enhance long-term stockholder value.

Pay and Performance

Our executive compensation program is designed to provide a strong correlation between pay and performance. Pay refers to the value of an executive's total direct compensation, or "TDC."	**Base Salary** + **Annual Cash Incentives** + **Long-Term Equity Incentives** **Total Direct Compensation**

NEO Target Total Direct Compensation

Named Executive Officer	Base Salary	Target Annual Cash Incentive (% of Base)	Target Long-Term Equity Incentive	Target Total Direct Compensation
Mark J. Tarr	$1,050,000	120%	$5,170,000	$7,480,000
Douglas E. Coltharp	700,000	85%	1,925,000	3,220,000
Patrick Darby	550,000	75%	907,500	1,870,000
Elissa J. Charbonneau	415,000	50%	456,500	1,079,000
Andrew L. Price	335,000	50%	368,500	871,000

In 2023, all cash incentive target amounts and a substantial majority of NEO equity award values were dependent on performance measured against predetermined, board- or committee-approved objectives. The graphs below approximately reflect: (i) the portion of our NEOs' 2023 target TDC that is performance-based and (ii) the time frame (i.e., annual vs. long-term) for our NEOs to realize the value of the various TDC components.

President & Chief Executive Officer (Tarr)

72.1% Performance Based

Base Pay	Annual Cash Incentive	Options	PSU	RSA
14.0%	16.8%	13.8%	41.5%	13.8%

69.1% Long-Term

Average for Coltharp and Darby

		64.3% Performance Based		
Base Pay	Annual Cash Incentive	Options	PSU	RSA
24.6%	19.8%	11.1%	33.4%	11.1%

55.6% Long-Term

Average for Charbonneau and Price

	44.6% Performance Based		
Base Pay	Annual Cash Incentive	PSU	RSA
38.5%	19.2%	25.4%	16.9%

42.3% Long-Term

Note: Numbers may not sum to 100% due to rounding.

Other Best Practices

To ensure the Company has strong corporate governance and risk mitigation, the board of directors also adopted the following best practices related to executive compensation:

✓ Annual and long-term incentive plans have capped, maximum award opportunities.

✓ Annual and long-term incentive plans are designed with multiple measures of performance.

✓ Annual incentive plan includes financial, quality of care, and workforce retention metrics in support of a sustainable business model.

✓ Performance-based long-term incentive awards include relative Total Shareholder Return modifier.

✓ Long-term equity awards for senior vice presidents and above provide for continued vesting post-retirement in support of longer range decision making.

✓ Compensation recoupment, or "claw-back," policy applies to all officers, covers misconduct in some cases where a financial restatement has not occurred, and otherwise complies with NYSE claw-back requirements

✓ Equity ownership guidelines for senior executives require retention of 50% of net shares at the time of exercise/vest until ownership multiple is met.

✓ Insider trading policy expressly prohibits hedging or pledging of our stock by executives and directors.

✓ Supplemental executive benefits or perquisites are substantially limited to a nonqualified 401(k) plan, optional executive physical examinations, and a small amount of personal use of corporate aircraft by CEO.

✓ The Committee's independent consultant, Pay Governance, is retained directly by the Committee and performs no other work for the Company.

✓ Independent sessions are scheduled at every regular meeting of our board and the Committee (no members of management are present at these independent sessions).

✓ Change-of-control compensation arrangements include a "double trigger" requiring generally both a change in control and termination of employment to receive cash benefits and accelerated vesting of equity and do not provide tax gross-ups.

DETERMINATION OF COMPENSATION

Key Participants	Roles and Responsibilities
Compensation and Human Capital Committee	Oversees our compensation and employee benefit and human capital objectives, plans, and policies. Reviews and approves (or recommends for approval of the independent directors of our board in the case of the Chief Executive Officer) the individual compensation of the executive officers. The Committee is comprised solely of four independent directors. Its responsibilities related to the compensation of our NEOs, include: • review and approve the Company's compensation programs and policies, including incentive compensation plans and equity-based plans; • review and approve corporate goals and objectives relevant to the compensation of our NEOs, then (i) evaluate their performance and (ii) determine and approve their base compensation levels and incentive compensation based on this evaluation; and, in the case of our Chief Executive Officer, recommend such compensation to the board for approval. The Committee receives support from the Chief Human Resources Officer and the human resources staff and also engages its own executive compensation consultant as described below.
Chief Executive Officer	Makes recommendations to the Committee regarding our executive compensation plans and, for all other NEOs, proposes adjustments to base salaries and awards under our annual incentive compensation and long-term equity-based plans, establishes individual objectives, and reviews with the Committee the performance of the other NEOs on their individual objectives. The Chief Executive and Chief Human Resources Officers regularly attend meetings of the Committee.
Compensation Consultant	The Committee relies on Pay Governance for independent executive compensation advice and support. Pay Governance is retained by, and works directly for, the Committee and attends meetings of the Committee, as requested by the Committee chair. Pay Governance has no decision making authority regarding our executive compensation. Services provided include, among others: • updates and advice to the Committee on the regulatory environment as it relates to executive compensation matters; • advice on trends and best practices in executive compensation and executive compensation plan design; • market data, analysis, evaluation, and advice in support of the Committee's role; and • commentary on our executive compensation decisions and disclosures. Management has separately engaged Mercer (US) Inc. The scope of that engagement includes providing data and analysis on competitive executive and non-executive compensation practices. Mercer data on executive compensation practices was provided to the Committee, subject to review by, and input from, Pay Governance. Mercer also provides a diagnostic tool and support to our assessment of risk related to our compensation practices. Mercer does not directly advise the Committee in determining or recommending the amount or form of executive compensation.

Assessment of Competitive Compensation Practices

The Committee does not employ a strict formula in determining executive compensation. A number of factors are considered in determining executive base salaries, annual incentive opportunities, and long-term incentive awards, including:

✓ the executive's responsibilities
✓ the executive's experience
✓ the executive's performance
✓ internal equity within senior management
✓ succession plans and business continuity
✓ competitive market data

To assess our NEOs' target TDC, the Committee reviews competitive data from two sources:

• compensation survey data noted below, and
• healthcare peer group data - Pay Governance, at the direction of the Committee, assembles data for a targeted group of healthcare industry peers.

The survey data provides a significant sample size, includes information for management positions below senior executives, and includes companies in healthcare and other industries from which we might recruit for executive positions.

Survey Sources	
Mercer Benchmark Database	Aon Hewitt Executive
Mercer Integrated Health Networks	Willis Towers Watson Executive

For decisions made in February 2023, the Committee used the previously adopted formulaic approach for developing the healthcare peer group by filtering the Russell 3000 index by Global Industry Classification Standard sub-industry codes to include only healthcare services, healthcare facilities, and managed healthcare, with revenues between 33% and 300% of Encompass Health's and predominately operating in the continental United States.

2023 Healthcare Peer Group

◆ Acadia Healthcare	◆ Chemed	◆ Oak Street Health
◆ Agilon health	◆ Clover Health Investments	◆ Option Care Health
◆ Amedisys	◆ Community Health Systems	◆ Pediatrix Medical Group
◆ AMN Healthcare	◆ Cross Country Healthcare	◆ Quest Diagnostics
◆ Aveanna Healthcare Holdings	◆ DaVita	◆ R1 RCM
◆ Brookdale Senior Living	◆ Ensign Group	◆ Select Medical Holdings
◆ Cano Health	◆ ModivCare	◆ Surgery Partners

Note: LHC Group, Magellan Health, Mednax, Premier, and Universal Health Services were removed from the prior year's group. Agilon Health, Cross Country Healthcare, Cano Health, Clover Health Investments, Oak Street Health, Pediatrix Medical Group, and R1 RCM were added for 2023.

The Committee reviews competitive data on base salary levels, annual incentives, and long-term incentives for each executive and the NEO group as a whole. In preparation for 2023 compensation decisions, the Committee reviewed total direct compensation opportunities for our NEOs. Referencing the 50th percentile of the Mercer survey data and the healthcare peer group data, as well as the assessment factors discussed above, aggregate target TDC for the NEOs was within a competitive range. It is important to note the Committee, with input from its advisor, recognizes the benchmark data changes from year to year, so the comparison against those benchmarks places emphasis on sustained compensation trends to avoid short-term anomalies. In general, the Committee views compensation 15% above or below the 50th percentile to be within a competitive range given year to year variability in the data and also considers our size relative to the companies in the healthcare peer group and implications for compensation (Encompass Health's revenues were at the 76th percentile at the time of the Committee's review).

The Committee has considered the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. The Committee's objective is to establish target performance goals that will result in strong performance by the Company. Executives may achieve higher actual compensation for exceptional performance relative to these target performance goals and below-median levels of compensation for performance that is not as strong as expected.

ELEMENTS OF EXECUTIVE COMPENSATION

Elements of Annual Total Rewards at a Glance

Total Reward Component	Purpose	2023 Actions
Base Salary	Provide our executives with a competitive level of regular income.	No changes.
Annual Incentives	Intended to drive Company performance while focusing on annual objectives.	Modified Quality/Strategic Objectives Scorecard to include first year RN turnover.
Long-Term Incentives	Intended to focus executive attention on longer-term strength of the business and align their interests with our stockholders.	For SVPs and above, added rTSR modifier and implemented the "Good Leaver" provision (see page 57).
Health and Welfare Benefits	Provide our executives with programs that promote health and financial security.	No changes.
Other Benefits and Perquisites	Encourage supplemental tax deferral savings beyond 401(k) limitations and promote health awareness.	No changes.
Change in Control and Severance	Provide business continuity during periods of transition.	No changes.

The primary elements of our executive compensation program are:

Base Salary + Annual Cash Incentives + Long-Term Equity Incentives

Base Salary

We provide executives and other employees with base salaries to compensate them with regular income at competitive levels. Base salary considerations include the factors listed under "Assessment of Competitive Compensation Practices" above.

The base salaries of our NEOs are reviewed annually. As a result of the 2023 review, the salaries for the NEOs were determined to be appropriate and competitive and maintained at 2022 levels to manage fixed expenses.

Annual Base Salaries as of 12/31/2023

Mark J. Tarr	President and Chief Executive Officer	$1,050,000
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	700,000
Patrick Darby	Executive Vice President, General Counsel and Secretary	550,000
Elissa J. Charbonneau	Chief Medical Officer	415,000
Andrew L. Price	Chief Accounting Officer	335,000

Annual Incentives

Plan Objectives and Structure

The 2023 Senior Management Bonus Plan, or "SMBP," was designed to incentivize and reward our NEOs and others for annual performance as measured against predetermined corporate quantitative objectives intended to improve the Company's performance and promote stockholder value. For 2023, the Committee retained the corporate quantitative objectives of Adjusted EBITDA[1] and the Quality/Strategic Objectives Scorecard[2]. The Quality/Strategic Objectives Scorecard approach provides the flexibility to adjust the non-financial metrics year over year as our business and the healthcare operating environment change. The Home Health and Hospice Quality Scorecard component for Mr. Tarr was removed for 2023 due to the spin off of that business unit in 2022. Achievement of each of the Quality/Strategic Objectives Scorecard metrics is measured by the percentage of hospitals meeting or exceeding their goals. Hospital-specific goals are established for each metric based on prior performance and relative performance to other hospitals. The Committee added First Year RN Turnover as a sub-metric to the Quality/Strategic Objectives Scorecard to incentivize actions to reduce registered nurse turnover, which in turn reduces expenses and improves quality of care.

2023 SMBP Quantitative Objectives

	Award Range			
	Not Eligible	**Threshold**	**Target**	**Maximum**
Objective	**0%**	**50%**	**100%**	**200%**
Adjusted EBITDA	< $823,411,000	$823,411,000	$890,174,000	> $956,937,000

Quality/Strategic Objectives Scorecard Sub-Objective	**Sub-Weight**	**% of Hospitals Meeting or Beating Hospital-Specific Goal**			
Discharge to Community	30%	<60%	60%	70%	80%
Acute Transfer	15%	<60%	60%	70%	80%
Discharge to Skilled Nursing Facility	15%	<60%	60%	70%	80%
Patient Satisfaction	25%	<60%	60%	70%	80%
First Year RN Turnover	15%	<50%	50%	60%	70%

To reward exceptional performance, the NEOs have the opportunity to receive a maximum payout in the event actual results reach a predetermined level for each objective. Conversely, if attained results are less than threshold for a component of the corporate or regional quantitative objectives, then no payout for that component of the quantitative objectives occurs. It is important to note the following:

- performance measures can be achieved independently of each other; and
- as results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels shown in the table above.

$$\text{Base Salary} \times \text{Annual Target Cash Incentive Opportunity} \times \left[\text{Sum of the products of (weighting \%)} \times \text{(performance as \% of target) for each applicable metric} \right] = \text{SMBP Payout}$$

The structure of the 2023 SMBP emphasizes company performance. The Committee, and the board of directors in the case of our President and Chief Executive Officer, has the authority to recognize significant individual achievement or underperformance by modifying a final SMBP award up or down; however, no SMBP payout may exceed 200% of target. There were no modifications to the final awards under the 2023 SMBP.

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[1] For purposes of the 2023 SMBP, Adjusted EBITDA on a consolidated basis is the same as the measure described in the 2023 Form 10-K, and the results for SMBP purposes may be adjusted further for certain unusual or nonrecurring unbudgeted items. The Committee has established in advance the following five categories of adjustments for these unusual or nonrecurring unbudgeted items: acquisitions and divestitures, capital structure changes, litigation expenses and settlements, material legislative changes, and public health emergencies. The Committee believes these pre-approved categories, along with the application of the same GAAP standards to the calculation of a metric during the life of the award, help the metric to more accurately reflect items within management's control while also minimizing unintended incentives and disincentives associated with the accounting treatment for or impacts of unbudgeted, discretionary transactions. For 2023, the only adjustment for an unbudgeted item was the financial impact of a hospital lease buyout (capital structure change). Adjusted EBITDA is discussed in more detail, including reconciliations to corresponding GAAP financial measures, in Appendix A to this proxy statement.

[2] The Quality/Strategic Objectives Scorecard is a compilation of quality and strategic metrics that track patient satisfaction, patient discharge status, and first year registered nurse (RN) turnover by hospital. Patient Satisfaction results are derived by NRC Health through their Customer Intelligence Platform, a standardized survey of hospital patients. Patient discharge statuses and first year RN turnover are tracked via internal systems.

Establishing the Target Cash Incentive Opportunity

Under the SMBP, the Committee approves a target cash incentive opportunity for each NEO, based upon a percentage of his or her base salary, "Target Cash Incentive Opportunity as a % of Salary" in the table below. This target cash incentive opportunity is established as a result of the Committee's "Assessment of Competitive Compensation Practices" described above. The Committee also assigns relative weightings (as a percentage of total cash incentive opportunity) to the objectives as noted below.

2023 Senior Management Bonus Plan Weightings

Named Executive Officer	Target Cash Incentive Opportunity as a % of Salary	Consolidated Adjusted EBITDA	Quality/ Strategic Objectives Scorecard
Mark J. Tarr	120%	70%	30%
Douglas E. Coltharp	85%	70%	30%
Patrick Darby	75%	70%	30%
Elissa J. Charbonneau	50%	70%	30%
Andrew L. Price	50%	70%	30%

Assessing and Rewarding 2023 Achievement of Objectives

After the close of the year, the Committee assesses performance against the quantitative objectives to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each objective. Actual 2023 Plan results for the quantitative objectives were as follows:

2023 Adjusted EBITDA Results

Objective	Target	Result	% of Target Metric Achievement
Adjusted EBITDA	$890,174,000	$970,709,000[3]	200.0%

2023 Quality/Strategic Objectives Scorecard Results

Objective	% of Target Metric Achievement	Weight	Weighted Metric Achievement
Discharge to Community	200.0%	30.0%	60.00%
Acute Transfer	86.5%	15.0%	12.98%
Discharge to Skilled Nursing Facility	200.0%	15.0%	30.00%
Patient Satisfaction	119.0%	25.0%	29.75%
First Year RN Turnover	84.5%	15.0%	12.68%
Combined		**100%**	**145.4%**

2023 Senior Management Bonus Plan Awards - Calculated Actual

Named Executive Officer	Adjusted EBITDA	Quality/ Strategic Objectives Scorecard	Total Payout	Result as % of Target
Mark J. Tarr	$1,764,000	$549,612	$2,313,612	183.6%
Douglas E. Coltharp	833,000	259,539	1,092,539	183.6%
Patrick Darby	577,500	179,933	757,433	183.6%
Elissa J. Charbonneau	290,500	90,512	381,012	183.6%
Andrew L. Price	234,500	73,064	307,564	183.6%

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[3] Publicly reported financial results included Adjusted EBITDA of $971.1 million for 2023.

Long-Term Incentives

Plan Objectives and Structure

To further align the interests of management and stockholders, a significant portion of each NEO's total direct compensation is in the form of long-term equity awards. We believe such awards promote strategic and operational decisions that align the long-term interests of management and the stockholders and help retain executives. In support of our performance-driven total compensation philosophy, earned equity values are driven by stock price and financial and operational performance.

For 2023, our equity incentive plan provided participants at all officer levels with the opportunity to earn performance-based restricted stock, or "PSUs," time-based restricted stock, or "RSAs," and, for the Chief Executive Officer and the Executive Vice Presidents, stock options. The Committee believes these awards align all levels of management with stockholders and place a significant portion of TDC at risk. RSAs are included to enhance retention incentives.

The following table summarizes the 2023 target equity award opportunity levels and forms of equity compensation for each of our NEOs as approved by the Committee and board. These amounts differ from the equity award values reported in the Summary Compensation Table on page 52 due to the utilization of a 20-day average stock price to determine the number of shares granted as opposed to the grant date values used for accounting and reporting purposes.

2023 Equity Incentive Plan Structure

Named Executive Officer	Total Target Equity Award Opportunity	Options as % of the Award	PSUs as a % of the Award	RSAs as a % of the Award
Mark J. Tarr	$5,170,000	20%	60%	20%
Douglas E. Coltharp	1,925,000	20%	60%	20%
Patrick Darby	907,500	20%	60%	20%
Elissa J. Charbonneau	456,500	—%	60%	40%
Andrew L. Price	368,500	—%	60%	40%

PSU Awards in 2023

The Committee determined that performance-based vesting conditions for the majority of restricted stock granted to NEOs are appropriate to further align executives with the interests of stockholders and promote specific performance objectives while facilitating executive stock ownership. Under our equity incentive plan, NEOs may be awarded PSUs, which entitle them to receive a predetermined range of restricted shares upon achievement of specified performance objectives. PSU awards do not provide for voting rights unless and until restricted shares are earned and issued after the measurement period. Dividends accrue when paid on unvested shares that are issued after completion of the applicable PSU measurement period, but the holders of such restricted shares will not receive the cash payments related to these accrued dividends until the restricted shares fully vest.

2023 PSU Objective Weightings



Return on Invested Capital: 40.0%

Normalized Earnings Per Share: 60.0%

For the 2023 awards, the initial number of restricted shares earned will be determined at the end of a two-year performance period based on the level of achievement of Normalized Earnings Per Share[4] ("EPS") and Return on Invested Capital[5] ("ROIC"). The weighting of these metrics are outlined above. The Committee chose these metrics because the Committee believes they are directly aligned with our stockholders' interests.

The 2023 PSU awards to senior vice presidents and above (including all NEOs) have a three-year relative total shareholder return modifier applied to both the EPS and ROIC performance metrics. For this modifier, our total shareholder return ("TSR") is ranked within a group of companies that are included in both the S&P Health Care Services Select Industry Index and the S&P 1500 Index. If our TSR is at the 75th percentile or above of the TSRs of the companies in that group, the number of shares earned from the achievement of the financial metrics will be multiplied by 1.25, not to exceed the existing 200% of target achievement cap. Conversely, if our TSR is at the 25th percentile or lower of the TSRs of the companies in that group, the number of shares earned from the achievement of the financial metrics will be multiplied by 0.75. If the Company's TSR is at the 50th percentile, there is no change in the number of shares earned. Other TSRs falling between the 25th and 75th percentiles will result in an interpolated modifier.

It is important to note:

- Management provides a report to the Committee that sets out the calculations of the actual results and engages an accounting firm to produce a report on the accuracy of the calculations;
- if results attained are less than the threshold, then no restricted shares are earned for that performance measure in that performance period; and
- as results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels.

Summary of 2022 PSU Award Results

The 2022 PSU awards completed their performance period on December 31, 2023. The EPS and ROIC objectives had the following achievement levels:

Objective	Target	Result[6]	Target Metric Achievement	Weight	Weighted Metric Achievement
EPS	$8.76	$9.09	115.1%	60%	69.1 %
ROIC	9.51%	9.94%	145.3%	40%	58.1 %
Combined				100%	127.2 %

Participants must remain employed until December 31, 2024, at which time the shares fully vest.

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[4] For purposes of 2023 PSUs, normalized EPS is calculated on a weighted-average diluted shares outstanding basis by adjusting net income from continuing operations attributable to Encompass Health for the normalization of income tax expense, fair value adjustments to the value of marketable securities, and certain unusual or nonrecurring unbudgeted items. The Committee has established in advance the following five categories for these unusual or nonrecurring unbudgeted items for Committee consideration: acquisitions and divestitures, changes in capital structure, litigation expenses and settlements, material legislative changes, and public health emergencies. The Committee believes these pre-approved categories, along with the application of the same GAAP standards to the calculation of a metric during the life of the award, help the metric to more accurately reflect items within management's control while also minimizing unintended incentives or disincentives associated with the accounting treatment for unbudgeted, discretionary transactions. For the 2022 EPS performance period ended December 31, 2023, those unbudgeted items included the impacts of: joint venture transactions, the spin off of our home health and hospice business, debt refinancing transactions, a hospital lease buyout, CON accelerated amortization, and changes in the 2023 LTIP grants ("good leaver" and relative TSR modifier). The diluted share count for LTIP purposes includes, as is the case in our 2023 Form 10-K, the shares associated with restricted stock awards, performance share units, restricted stock units, and dilutive stock options but does not include the impact of stock repurchases, if any. The calculation of normalized earnings per share differs from that of basic and diluted earnings per share and adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe the calculation for compensation purposes for the associated performance period more accurately represents those matters within the control of management compared to that used in communications with the market.

[5] For purposes of 2023 PSUs, ROIC is defined as the two-year average net operating profit after taxes ("NOPAT") divided by the average invested capital as of December 31, 2023, 2024, and 2025. Invested capital is calculated as total assets less deferred tax assets, assets from discontinued operations, current liabilities, long-term operating lease liabilities, noncontrolling interests and redeemable noncontrolling interests plus current portion of long-term debt. NOPAT is defined as income from continuing operations attributable to Encompass Health common shareholders, excluding interest expense, fair value adjustments to the value of marketable securities, and loss on early extinguishment of debt, as adjusted for a normalized income tax expense. Both the numerator and the denominator are adjusted based on applicable items from the five categories for these unusual or nonrecurring unbudgeted items described above. For the 2022 ROIC performance period ended December 31, 2023, those unbudgeted items included the impacts of: joint venture transactions, the spin off of our home health and hospice business, a hospital lease buyout, CON accelerated amortization, and changes in the 2023 LTIP grants ("good leaver" and relative TSR modifier).

[6] Publicly reported financial results do not otherwise include the normalized EPS or ROIC metrics.

<u>Time-Based Restricted Stock Awards in 2023</u>

The Committee believes the portion of the 2023 award value denominated in RSAs provides retention incentives to our executives and facilitate stock ownership, which further links executives to our stockholders. Under our equity incentive plan, NEOs may be granted RSAs which entitle them to receive a predetermined number of restricted shares upon completion of a specified service period. The recipients of RSA awards have voting rights and rights to receive dividends. Dividends accrue when paid on outstanding shares, but the holders of RSAs will not receive the cash payments related to these accrued dividends until the restricted shares fully vest.

For the 2023 RSA award, one-third of the shares awarded vest on the first anniversary of the grant date of the award, one-third of the shares vest on the second anniversary of the grant date of the award, and the final third vest on the third anniversary of the grant date of the award, subject in each case to the recipient's continued employment on the applicable vesting date.

<u>Stock Option Awards in 2023</u>

The Committee believes nonqualified stock options also are an appropriate means to align the interests of our most senior executives with our stockholders since they provide an incentive to grow stock price. Each stock option permits the holder, for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. Options generally vest ratably in equal annual increments over three years from the award date. In 2023, the number of options awarded equaled 20% of the total target equity award opportunity approved for the related officer divided by the individual option value determined using the Black-Scholes valuation model.

<u>Supplemental Equity Awards</u>

The Committee granted additional RSAs to Messrs. Coltharp and Darby to promote retention in connection with the board's succession planning review. These awards, granted on February 23, 2023, were equal to their annual LTIP award values ($1,925,000 and $908,000, respectively), have a three-year cliff vesting schedule, and exclude the good leaver clause discussed page 57.

Mr. Price received a one-time $50,250 increase to his 2023 LTIP award value to recognize his contributions to the strategic review related to the home health and hospice subsidiary and the services he continued to provide post-spin off to that entity under the transition services agreement.

<u>Equity Award Timing</u>

Our long-standing practice is to have the independent members on our board of directors approve, based on recommendations of the Committee, equity awards at the February board meeting which is the first scheduled meeting each year and allows time to review and consider our prior year's performance. The number of shares of common stock underlying the PSU, RSA, and stock option awards is determined using the average closing price for our common stock over the 20-day trading period preceding the February board meeting at which the awards are approved. The averaging of prices mitigates the risk of unintended consequences of using a single closing price that may reflect an anomalous price swing on that day. The strike price for the stock option awards is set at the closing price on the second trading day after the filing of our Form 10-K, which is also the date of issuance. This timing for the pricing and issuance of stock options allows for the exercise price to reflect a broad dissemination of our financial results from the prior year and other material nonpublic information commonly included in the Form 10-K. Other than timing the establishment of the strike price for options to follow the release of our Form 10-K, our board of directors and the Committee do not take material nonpublic information into account in the pre-established schedule for granting awards. Of note, we customarily issue our fourth quarter earnings release well before the annual stock award grant at the February meeting of the board.

Executive Compensation Program Changes for 2024

For decisions made in February 2024, the Committee used a modification of the previously adopted formulaic approach for developing the healthcare peer group by filtering the Russell 3000 index by Global Industry Classification Standard sub-industry codes to include only healthcare services, healthcare facilities, and managed healthcare, with revenues between 40% (formerly 33%) and 300% of Encompass Health's and predominately operating in the continental United States. This change in threshold revenue limits the number of companies smaller than EHC although our revenue remains at the 76th percentile in this peer group.

Our board of directors approved, at the recommendation of the Committee and in recognition of his performance, an increase from $5,170,000 to $5,425,000 in the target long-term incentive opportunity of Mr. Tarr. The board also approved a limited annual allowance (estimated at approximately $75,000) for personal aircraft usage.

The Committee approved an increase in Mr. Darby's base salary from $550,000 to $625,000 to recognize his contributions to strategic leadership and his expanded responsibility for additional departments. The Committee also approved an increase in Mr. Price's base salary from $335,000 to $345,000 to recognize his performance and promote retention. These are the only changes to the individual compensation components for our NEOs.

The 2024 SMBP Quality/Strategic Objectives Scorecard was modified by raising the target for First Year RN Turnover to 70% of hospitals meeting or exceeding their goal, removing Discharge to Skilled Nursing Facility, and redistributing the weights as follows:

Sub-Metric	2023 Weight	2024 Weight
Discharge to Community	30%	35%
Acute Transfer	15%	15%
Discharge to Skilled Nursing Facility	15%	—%
Patient Satisfaction	25%	30%
First Year RN Turnover	15%	20%

PSU awards for 2024 have a three-year performance period (a change from the prior two-year period), in alignment with our existing relative TSR modifier, to emphasize the long-term nature of our business strategy and the equity compensation component.

Benefits

In 2023, our NEOs were eligible for the same benefits offered to other employees, including medical and dental coverage. NEOs are also eligible to participate in a qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. In order to allow deferrals above the amounts provided by the IRS, executives and certain other officers are eligible to participate in a nonqualified deferred 401(k) plan that closely mirrors the current qualified 401(k) plan. Other than the nonqualified deferred 401(k) plan referenced here, we did not provide our executives with compensation in the form of a pension plan or a retirement plan.

Perquisite Practices

In general, we do not believe significant personal benefits are necessary for us to attract and retain executive talent. We do not provide tax payment reimbursements, gross ups, or any other tax payments to any of our executive officers. We do offer to pay for optional executive physical examinations (historically at a cost of less than $3,000 each) that we believe encourage proactive health management by our executives, which in turn benefits the business. We also offer reimbursement of relocation expenses when a senior officer is asked to move for business purposes. On occasion, there may be incidental perquisites arising from important business activities that have, in part, a direct or indirect personal benefit for the executives involved, such as entertainment associated with stockholder engagement or employee retreat functions. Additionally, from time to time, officers and directors may be allowed, if space permits, to have family members accompany them on business flights on our aircraft, at no material incremental cost to us. As noted above, for 2024, Mr. Tarr has a limited annual allowance (estimated at approximately $75,000) for personal aircraft usage.

OTHER COMPENSATION POLICIES & PRACTICES

Equity Ownership Guidelines for Management and Non-Employee Directors

To further align the interests of our management with those of our stockholders, we have adopted equity ownership guidelines for senior management and members of our board of directors. Executive officers and outside directors have five years to reach their ownership level and upon each tax recognition or option exercise event, a covered officer must hold at least 50% of the after-tax value of the related equity award until ownership levels are achieved. Equity grants to our non-employee directors must be held until the director leaves the board. All of our NEOs and non-employee directors with five or more years of service have attained the ownership levels under the guidelines and all of our NEOs and non-employee directors with less than five years of tenure are on track to meet the guidelines. Outlined in the table below were the ownership guidelines for 2023:

Position	Required Value of Equity Owned
Chief Executive Officer	5 times annual base salary
Executive Vice President	3 times annual base salary
other executive officer	1.5 times annual base salary
outside director	$500,000

Compensation Recoupment Policy

In July 2023, our board of directors amended and supplemented our existing compensation recoupment policy, which is an exhibit to our 2023 Form 10-K. The amended policy includes new provisions described below that are specifically applicable to current and former executive officers. The amended policy also delegates administration of the policy to the Compensation and Human Capital Committee.

The policy still provides that if it is determined that any fraud, illegal conduct, intentional misconduct, or gross neglect by any officer was a significant contributing factor to our having to restate all or a portion of our financial statements, the Company may:

- require reimbursement of any incentive compensation paid to that officer,
- cause the cancellation of that officer's restricted or deferred stock awards and outstanding stock options, and
- require reimbursement of any gains realized on the exercise of stock options attributable to incentive awards,

if and to the extent (i) the amount of that compensation was calculated based upon the achievement of the financial results that were subsequently reduced due to that restatement and (ii) the amount of the compensation that would have been awarded to that officer had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, if an officer is found to have committed fraud or engaged in intentional misconduct in the performance of his or her duties, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and the Committee determines the action caused substantial harm to the Company, the Committee may, in its sole discretion, utilize the remedies described above.

The 2023 amendments require, in the event of a financial restatement, recoupment of any incentive-based compensation paid to current and former executive officers in the prior three fiscal years. The policy defines "financial restatement" to include any required accounting restatement to correct an error in previously issued financial statements that is material to those statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The required recoupment applies to incentive compensation relating to financial report measures, such as EBITDA, EPS, ROIC and TSR, to the extent that such compensation exceeds the amount of the compensation that would have been awarded to that executive officer had the financial measures been properly reported initially. The Committee may only elect not to seek recoupment in very limited circumstances, including where there is a determination that such recovery would be impracticable and the amounts paid to a third party to assist in enforcing the policy would exceed the amount to be recovered.

Anti-Hedging Policy

The Company prohibits executive officers and directors from pledging our securities as collateral, including as part of a margin account. The Company also prohibits the following transactions for all employees and directors:

- short-term trading of our securities,
- short sales of our securities, and
- hedging or monetization transactions, such as zero-cost collars and forward sale contracts.

Severance Arrangements

It is not our common practice to enter into individual employment agreements with our senior executives. To provide our senior executives with competitive levels of certainty as a retention tool, potential benefits are provided to our senior executives under our change of control and severance plans. The Committee determined the value of benefits were reasonable, appropriate, and competitive with our healthcare provider peer group. As a condition to receipt of any payment or benefits under either plan, participating employees must enter into a restrictive covenant agreement. The duration of the restrictive covenants would be equal to the benefit continuation periods described below for each plan. Payments made under either plan are explicitly subject to the Compensation Recoupment Policy described above. As a matter of policy, payments under either plan do not include "gross ups" for taxes payable on amounts paid. Definitions of "cause," "retirement," "change in control," and "good reason" are provided on page 57.

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified, senior officers whose employment is subject to termination under circumstances beyond their control. Our NEOs are participants in the plan, which is an exhibit to our 2023 Form 10-K. Under the plan, if a participant's employment is terminated by the participant for good reason or by Encompass Health other than for cause (as defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement, death, and disability are not payment triggering events. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with healthcare industry market data from the Committee's and management's consultants.

The cash severance payment for participants is the multiple (shown in the table below) of annual base salary in effect at the time of the event plus any accrued, but unused, paid time off, and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participants and their dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of time set forth in the following table.

Position	Severance as Multiple of Annual Base Salary	Benefit Plan Continuation Period
Chief Executive Officer	3x	36 months
Executive Vice Presidents	2x	24 months
other executive officers	1x	12 months

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with Encompass Health. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us.

Upon termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified senior officers, maintain a stable work environment, and encourage officers to act in the best interest of stockholders if presented with decisions regarding change in control transactions. Our NEOs and other officers are participants in the plan, which is an exhibit to our 2023 Form 10-K. The terms of the plan, including the definition of a change in control event, were reviewed and determined to be consistent with healthcare industry market data from the Committee's and management's consultants. The plan includes a "double trigger" for the vesting of equity in the event of a change in control for all future awards to executives. The plan is reviewed annually for market competitiveness but no material benefit changes have been made since 2014.

Under the Change in Control Benefits Plan, participants are divided into tiers as designated by the Committee. The President and Chief Executive Officer and the current Executive Vice Presidents are Tier 1 participants; the Chief Medical Officer and Chief Accounting Officer are Tier 2 participants. Any person named as an Executive Vice President in the future will participate at the Tier 2 level.

If a participant's employment is terminated within 24 months following a change in control or during a potential change in control, either by the participant for good reason (as defined in the plan) or by Encompass Health without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and 2.0 times, respectively, the sum of the highest base salary in the prior three years and the average of actual annual incentives for the prior three years for the participant, plus a prorated annual incentive award for any incomplete performance period. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants.

If a change in control occurs as defined in the plan, outstanding equity awards vest as follows:

Stock Options	Restricted Stock
Outstanding options will only vest if the participant is terminated for good reason or without cause within 24 months of a change in control or if not assumed or substituted and, for Tier 1 and 2 participants, all options will remain exercisable for three and two years, respectively.	Restricted stock will only vest if the participant is terminated for good reason or without cause within 24 months of a change in control or if not assumed or substituted.

Note: For performance-based restricted stock, the Committee will determine the extent to which the performance goals have been met and vesting of the resulting restricted stock will only accelerate as provided above.

The Committee has the authority to cancel an award in exchange for a cash payment in an amount equal to the excess of the fair market value of the same number of shares of the common stock subject to the award immediately prior to the change in control over the aggregate exercise or base price (if any) of the award.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), generally limits to $1 million per year income tax deductions available to publicly held corporations for compensation paid in years beginning after December 31, 2017 to the corporation's CEO, CFO, certain other NEOs, and certain former NEOs (each a "Covered Executive"). As a result, most compensation in excess of $1 million paid to our Covered Executives is not deductible.

The Compensation Committee has considered the effect of Section 162(m) on the Company's executive compensation program. The Compensation Committee exercises discretion in setting base salaries, structuring incentive compensation awards and in determining payments in relation to levels of achievement of performance goals. The Compensation Committee believes that the total compensation program for Covered Executives should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, compensation paid by the Company may not be deductible because such compensation exceeds the limitations for deductibility under Section 162(m).

Summary Compensation Table

The table below shows the compensation of our named executive officers for services in all capacities in 2023, 2022, and 2021. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 36. The Company had no employment agreements or other compensation arrangements in effect with its NEOs in 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Mark J. Tarr	2023	1,050,000	—	4,453,885	951,957	2,313,612	66,922	8,836,376
President and Chief Executive	2022	1,050,000	—	4,357,861	1,055,281	1,180,721	92,106	7,735,969
Officer	2021	1,050,000	—	4,188,878	1,026,087	1,920,240	66,923	8,252,128
Douglas E. Coltharp	2023	700,000	—	3,565,288	354,450	1,092,539	38,093	5,750,370
Executive Vice President and	2022	700,000	—	1,622,714	392,936	569,773	48,375	3,333,798
Chief Financial Officer	2021	700,000	—	1,559,712	382,059	912,492	37,492	3,591,755
Patrick Darby	2023	550,000	—	1,681,318	167,109	757,433	11,250	3,167,110
Executive Vice President,	2022	550,000	—	764,986	185,248	395,010	10,250	1,905,494
General Counsel and Secretary	2021	550,000	—	735,343	180,108	632,610	887	2,098,948
Elissa J. Charbonneau	2023	415,000	—	483,789	—	381,012	18,411	1,298,212
Chief Medical Officer	2022	415,000	—	481,065	—	198,702	16,763	1,111,530
	2021	375,000	—	417,846	—	287,550	13,910	1,094,306
Andrew L. Price	2023	335,000	—	443,806	—	307,564	14,862	1,101,232
Chief Accounting Officer	2022	335,000	—	388,323	—	160,398	20,755	904,476
	—	—	—	—	—	—	—	—

[1] The stock awards for each year consist of performance-based restricted stock, or "PSUs," and time-based restricted stock, or "RSAs," as part of the long-term incentive plan for the given year. The amounts shown in this column are the grant date fair values computed in accordance with Accounting Standards Codification Topic 718, *Compensation - Stock Compensation* ("ASC 718"), assuming the most probable outcome of the performance conditions as of the grant dates (i.e., target performance). All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, *Share-Based Payments*, to the consolidated financial statements in our 2023 Form 10-K.

The values of the PSU awards at the varying performance levels for our current NEOs are set forth in the table below. The threshold number also assumes relative TSR modifier, explained on page 46, at the lowest level (.75x based on a TSR at or below the 75th percentile).

Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Mark J. Tarr	2023	1,286,158	3,429,640	6,859,281
	2022	1,634,207	3,268,413	6,536,826
	2021	1,570,830	3,141,659	6,283,318
Douglas E. Coltharp	2023	478,912	1,277,052	2,554,105
	2022	608,518	1,217,036	2,434,072
	2021	584,902	1,169,804	2,339,608
Patrick Darby	2023	225,798	602,037	1,204,074
	2022	286,870	573,740	1,147,480
	2021	275,754	551,508	1,103,016
Elissa J. Charbonneau	2023	113,612	302,853	605,706
	2022	144,306	288,612	577,224
	2021	125,354	250,708	501,416
Andrew L. Price	2023	104,235	277,848	555,695
	2022	116,497	232,994	465,988

[2] The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, *Share-Based Payments*, to the consolidated financial statements in our 2023 Form 10-K.

[3] The amounts shown in this column are bonuses earned under our senior management bonus plan in the corresponding year but paid in the first quarter of the following year.

The items reported in this column for 2023 are described as set forth below.

Name	Qualified 401(k) Match ($)	Nonqualified 401(k) Match ($)
Mark J. Tarr	—	66,922
Douglas E. Coltharp	9,096	28,997
Patrick Darby	11,250	—
Elissa J. Charbonneau	9,206	9,205
Andrew L. Price	7,431	7,431

For SEC purposes, the cost of personal use of the Company aircraft, if any, is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs based on usage which include fuel costs on a per hour basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew hotel and meal expenses, and other miscellaneous variable costs. Since Company-owned aircraft were only used for a primary business purpose in 2023, the calculation method excludes the costs which do not change based on incremental non-business usage, such as pilots' salaries, aircraft leasing expenses and the cost of maintenance not related specifically to trips.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft when the guests do not comprise 50% or more of the passengers, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes.

Grants of Plan-Based Awards During 2023

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Unit[6] (#)	All Other Option Awards: Number of Securities Underlying Options[7] (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Threshold (#)	Target (#)	Maximum (#)				
Mark J. Tarr												
Annual Incentive			630,000	1,260,000	2,520,000	—	—	—	—	—	—	—
PSU	2/23/2023	2/23/2023	—	—	—	18,928	50,473	100,946	—	—	—	3,429,640
Stock options	3/1/2023	2/23/2023	—	—	—	—	—	—	—	49,498	56.21	951,957
RSA	2/23/2023	2/23/2023	—	—	—	—	—	—	16,824	—	—	1,024,245
Douglas E. Coltharp												
Annual Incentive			297,500	595,000	1,190,000	—	—	—	—	—	—	—
PSU	2/23/2023	2/23/2023	—	—	—	7,048	18,794	37,588	—	—	—	1,277,052
Stock options	3/1/2023	2/23/2023	—	—	—	—	—	—	—	18,430	56.21	354,450
RSA	2/23/2023	2/23/2023	—	—	—	—	—	—	37,586	—	—	2,288,236
Patrick Darby												
Annual Incentive			206,250	412,500	825,000	—	—	—	—	—	—	—
PSU	2/23/2023	2/23/2023	—	—	—	3,323	8,860	17,720	—	—	—	602,037
Stock options	3/1/2023	2/23/2023	—	—	—	.	—	—	—	8,689	56.21	167,109
RSA	2/23/2023	2/23/2023	—	—	—	—	—	—	17,728	—	—	1,079,281
Elissa J. Charbonneau												
Annual Incentive			103,750	207,500	415,000	—	—	—	—	—	—	—
PSU	2/23/2023	2/23/2023	—	—	—	1,672	4,457	8,914	—	—	—	302,853
RSA	2/23/2023	2/23/2023	—	—	—	—	—	—	2,972	—	—	180,935
Andrew L. Price												
Annual Incentive			83,750	167,500	335,000	—	—	—	—	—	—	—
PSU	2/23/2023	2/23/2023	—	—	—	1,534	4,089	8,178	—	—	—	277,848
RSA	2/23/2023	2/23/2023	—	—	—	—	—	—	2,726	—	—	165,959

Footnotes found on next page.

(1) The possible payments described in these three columns are cash amounts provided for by our 2023 Senior Management Bonus Plan as discussed under "Annual Incentives" beginning on page 42. Final payments under the 2023 program were calculated and paid in the first quarter of 2024 and are reflected in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as "PSU" are performance share units. As described in "PSU Awards in 2023" beginning on page 45, these awards vest and shares are earned based upon the level of attainment of performance objectives for the two-year period from January 1, 2023 ending December 31, 2024 and a one-year time-vesting requirement ending December 31, 2025. Additionally, the shares earned are subject to a modifier ranging from 0.75x to 1.25x based on our relative total shareholder return over the three-year period from January 1, 2023 ending December 31, 2025, but the resulting share count cannot exceed the maximum reported here. Each of the threshold, target and maximum share numbers reported in these three columns assume the performance objectives are each achieved at that respective level. The threshold number further assumes relative TSR modifier at the lowest level. Upon a change in control, the Compensation and Human Capital Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned or if the goals should be modified on account of the change in control. The PSUs, and resulting restricted stock, accrue ordinary dividends during the service period, to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock resulting from performance attainment vests. The Compensation and Human Capital Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(3) The threshold amounts in this column assume: (i) the Company reached only threshold achievement on each of the quantitative objectives and (ii) the Compensation and Human Capital Committee, or board in the case of the CEO, exercised no discretion based on performance, resulting in payment of the minimum quantitative portion of the bonus. Then, following the procedures discussed under "Assessing and Rewarding 2023 Achievement of Objectives" on page 44, we would multiply the target amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives.

(4) The target payment amounts in this column assume: (i) the Company achieved exactly 100% of each of the quantitative objectives and (ii) the Compensation and Human Capital Committee, or board in the case of the CEO, exercised no discretion based on performance. The target amount payable for each NEO is his or her base salary multiplied by the target cash incentive opportunity percentage set out in the table under "Establishing the Target Cash Incentive Opportunity" on page 44.

(5) The maximum payment amounts in this column assume the Company achieved at or above the maximum achievement level of each of the quantitative objectives, at which level no discretion can be applied to increase the payment. Thus, following the procedures discussed under "Assessing and Rewarding 2023 Achievement of Objectives" on page 44, we would multiply the target amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement.

(6) Awards which are designated as "RSA" are time-based restricted stock awards. The number of shares of restricted stock set forth will vest in three equal annual installments beginning on the first anniversary of the grant, provided that the officer is still employed, except in the case of the supplemental grants. In February 2023, Messrs. Coltharp and Darby received supplemental grants of 31,321 and 14,774 shares, respectively, to promote retention in support of succession planning. The supplemental grants provide for three-year cliff vesting. A change in control of the Company will also cause these awards to immediately vest. This restricted stock accrues ordinary dividends to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock vests. The Compensation and Human Capital Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(7) All stock option grants will vest, subject to the officer's continued employment, in three equal annual installments beginning on the first anniversary of grant. A change in control of the Company will also cause options to immediately vest.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us without "cause" or by the executive for "good reason" or "retirement," as those terms are defined below. There are no payments or benefits due in the event of a termination of employment by us for cause. As previously discussed, our Change in Control Benefits Plan does not provide cash benefits unless there is an associated termination of employment. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon termination of employment. In the event an NEO breaches or violates the restrictive covenants contained in the awards under our 2008 Equity Incentive Plan, 2016 Omnibus Performance Incentive Plan, Executive Severance Plan, or the Changes in Control Benefits Plan certain of the amounts described below may be subject to forfeiture and/or repayment.

For additional discussion of the material terms and conditions, including payment triggers, see "Severance Arrangements" beginning on page 50. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Retirement benefits are governed by the terms of the awards under our 2008 Equity Incentive and 2016 Omnibus Performance Incentive Plans. The following table assumes the listed triggering events occurred on December 31, 2023.

Name/Triggering Event	Lump Sum Payments ($)[1]	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)[2]	Total Termination Benefits ($)
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	3,150,000	57,036	9,495,087	12,702,123
Disability or Death	—	—	14,214,849	14,214,849
Change in Control Benefits Plan	9,673,956	57,036	14,811,452	24,542,444
Douglas E. Coltharp				
Executive Severance Plan				
Without Cause/For Good Reason	1,400,000	31,736	4,116,236	5,547,972
Disability or Death	—	—	7,383,014	7,383,014
Change in Control Benefits Plan	5,196,578	47,604	7,605,161	12,849,343
Patrick Darby				
Executive Severance Plan				
Without Cause/For Good Reason	1,100,000	31,038	1,940,850	3,071,888
Disability or Death	—	—	3,481,340	3,481,340
Change in Control Benefits Plan	3,796,140	46,557	3,586,066	7,428,763
Elissa J. Charbonneau				
Executive Severance Plan				
Without Cause/For Good Reason	415,000	150	857,771	1,272,921
Disability or Death	—	—	1,377,501	1,377,501
Change in Control Benefits Plan	1,647,680	299	1,377,501	3,025,480
Andrew L. Price				
Executive Severance Plan				
Without Cause/For Good Reason	335,000	9,560	742,223	1,086,783
Disability or Death	—	—	1,199,626	1,199,626
Change in Control Benefits Plan	1,356,248	19,120	1,199,626	2,574,994

[1] The Company automatically reduces payments under the Change in Control Benefits Plan to the extent necessary to prevent such payments being subject to "golden parachute" excise tax under Section 280G and Section 4999 of the Internal Revenue Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made ("best payment method"). The lump sum payments shown may be subject to reduction under this best payment method.

[2] The amounts reported in this column reflect outstanding equity awards, the grant date values of which along with accrued dividends and dividend equivalents have been reported as compensation in 2023 or prior years. The value of the accelerated vesting of equity awards listed in this column has been determined based on the $66.72 closing price of our common stock on the last trading day of 2023. The Committee may, in its discretion, provide that upon a change in control: (x) equity awards be canceled in exchange for a payment in an amount equal to the fair market value of our stock immediately prior to the change in control over the exercise or base price (if any) per share of the award, and (y) each award be canceled without payment therefore if the fair market value of our stock is less than the exercise or purchase price (if any) of the award.

At that time, the amounts shown in the preceding table do not include payments and benefits to the extent they are provided on a nondiscriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payments" column in the above table includes the estimated payments provided for under the plans described under "Severance Arrangements" beginning on page 50. Additionally, the Executive Severance Plan and the Change in Control

Benefits Plan provide that as a condition to receipt of any payment or benefits all participants must enter into a restrictive covenant and release agreement.

As of December 31, 2023, Messrs. Tarr and Coltharp are the only named executive officers eligible for retirement as defined below. The table below provides the potential equity value accelerated upon retirement for Messrs. Tarr and Coltharp and each other NEO had he or she been retirement eligible on December 31, 2023. Equity awards granted to SVPs and above beginning in 2023 provide for "good leaver" treatment upon retirement.

Named Executive Officer	Accelerated Vesting of Equity Awards Due to Retirement (Assuming Retirement Eligible)($)
Mark J. Tarr	12,926,536
Douglas E. Coltharp	6,903,232
Patrick Darby	2,543,240
Elissa J. Charbonneau	1,199,229
Andrew L. Price	1,055,459

Definitions

"*Cause*" means, in general terms:

(i)   evidence of fraud or similar offenses affecting the Company;

(ii) indictment for, conviction of, or plea of guilty or no contest to, any felony;

(iii) suspension or debarment from participation in any federal or state health care program;

(iv) an admission of liability, or finding, of a violation of any securities laws, excluding any that are noncriminal;

(v)   a formal indication that the person is a target or the subject of any investigation or proceeding for a violation of any securities laws in connection with his employment by the Company, excluding any that are noncriminal; and

(vi) breach of any material provision of any employment agreement or other duties.

"*Change in Control*" means, in general terms:

(i)   the acquisition of 30% or more of either the then-outstanding shares of common stock or the combined voting power of the Company's then-outstanding voting securities; or

(ii) the individuals who currently constitute the board of directors, or the "Incumbent Board," cease for any reason to constitute at least a majority of the board (any person becoming a director in the future whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such person were a member of the Incumbent Board); or

(iii) a consummation of a reorganization, merger, consolidation or share exchange, where persons who were the stockholders of the Company immediately prior to such reorganization, merger, consolidation or share exchange do not own at least 50% of the combined voting power; or

(iv) a liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

"*Good leaver*" means retirement eligible executives who provide at least six-months notice of retirement will receive the entirety of any unvested awards, rather than the pro rata vesting otherwise provided, in accordance with the original vesting schedule. Once notice is provided, no new awards may be made and this preferred treatment will not apply to awards made within three months of the notice.

"*Good Reason*" means, in general terms:

(i)   an assignment of a position that is of a lesser rank and that results in a material adverse change in reporting position, duties or responsibilities or title or elected or appointed offices as in effect immediately prior to the change, or in the case of a Change in Control ceasing to be an executive officer of a company with registered securities;

(ii) a material reduction in compensation from that in effect immediately prior to the Change in Control; or

(iii) any change in benefit level under a benefit plan if such change in status occurs during the period beginning 6 months prior to a Change in Control and ending 24 months after it; or

(iv) any change of more than 50 miles in the location of the principal place of employment.

"*Retirement*" means the voluntary termination of employment after attaining (a) age 65 or (b) in the event that person has been employed for 10 or more years on the date of termination, age 60.

Outstanding Equity Awards at December 31, 2023[(1)]

	Option Awards[(2)]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[(3)]	Number of Shares or Units of Stock That Have Not Vested (#)[(4)]	Market Value of Shares or Units of Stock That Have Not Vested ($)[(5)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(6)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(7)]
Mark J. Tarr								
	19,460	—	35.83	3/3/2025	61,503	4,103,480	74,711	4,984,718
	25,516	—	29.06	2/26/2026	5,086	339,338	100,946	6,735,117
	56,306	—	35.06	2/24/2027	13,055	871,030	—	—
	62,078	—	44.67	3/1/2028	16,824	1,122,497	—	—
	69,335	—	52.96	3/1/2029	—	—	—	—
	66,670	—	63.56	3/2/2030	—	—	—	—
	42,882	21,440	66.76	3/2/2031	—	—	—	—
	24,503	49,007	55.13	3/1/2032	—	—	—	—
	—	49,498	56.21	3/1/2033	—	—	—	—
Douglas E. Coltharp								
	12,260	—	35.83	3/3/2025	22,902	1,528,021	27,820	1,856,150
	16,075	—	29.06	2/26/2026	1,894	126,368	37,588	2,507,871
	55,194	—	32.94	10/28/2026	4,863	324,459	—	—
	29,196	—	35.06	2/24/2027	6,265	418,001	—	—
	24,831	—	44.67	3/1/2028	31,321	2,089,737	—	—
	21,101	—	52.96	3/1/2029	—	—	—	—
	24,825	—	63.56	3/2/2030	—	—	—	—
	15,966	7,983	66.76	3/2/2031	—	—	—	—
	9,122	18,249	55.13	3/1/2032	—	—	—	—
		18,430	56.21	3/1/2033	—	—	—	—
Patrick Darby								
	14,543	—	29.06	2/26/2026	10,799	720,509	13,116	875,100
	14,858	—	35.06	2/24/2027	893	59,581	17,720	1,182,278
	12,636	—	44.67	3/1/2028	2,293	152,989	—	—
	12,435	—	52.96	3/1/2029	2,954	197,091	—	—
	11,702	—	63.56	3/2/2030	14,774	985,721	—	—
	7,526	3,763	66.76	3/2/2031	—	—	—	—
	4,300	8,602	55.13	3/1/2032	—	—	—	—
	—	8,689	56.21	3/1/2033	—	—	—	—
Elissa J. Charbonneau								
	—	—	—		4,909	327,528	6,601	440,419
	—	—	—		812	54,177	8,914	594,742
	—	—	—		2,307	153,923	—	—
	—	—	—		2,972	198,292	—	—
Andrew L. Price								
	—	—	—		4,388	292,767	5,329	355,551
	—	—	—		726	48,439	8,178	545,636
	—	—	—		1,862	124,233	—	—
	—	—	—		2,726	181,879	—	—

---

(1) For awards granted prior to July 1, 2022, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on that date.

(2) All options shown above vest in three equal annual installments beginning on the first anniversary of the grant date, except for those options granted to Mr. Coltharp on October 28, 2016 as a special retention grant. The special grant vested in its entirety on the third anniversary of the grant date.

(3) The expiration date of each option occurs 10 years after the grant date of each option.

(4) The first amount shown in this column is restricted stock awards resulting from the attainment of the related PSU awards' performance objectives during the 2021-2022 performance period, and the second, third, and fourth amounts represent the annual grants of time-based restricted stock in February 2021, 2022, and 2023, respectively, each of which vest in three equal annual installments beginning on the first anniversary of the grant date. The fifth amounts for Messrs. Coltharp and Darby represent supplemental retention grants in February 2023 that fully vest on the third anniversary of the grant date.

(5) The market value reported was calculated by multiplying the closing price of our common stock on the last trading day of 2023, $66.72, by the number of shares set forth in the preceding column.

(6) The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the two-year period from January 1 of the year in which the grant is made. The determination of whether and to what extent the PSU awards are achieved will be made following the close of the two-year period. The first amount for each officer in this column represents the actual number of shares earned over the 2022-2023 performance period as officially determined by the board of directors in February 2024, which shares shall be restricted through December 31, 2024. The second amount for each officer in this column represents the number of shares to be earned assuming achievement of maximum performance during the 2023-2024 performance period on the normalized earnings per share and return on invested capital objectives. The actual number of restricted shares earned at the end of that performance period may be lower.

(7) The market value reported was calculated by multiplying the closing price of our common stock on the last trading day of 2023, $66.72, by the number of shares set forth in the preceding column.

Options Exercised and Stock Vested in 2023

The following table sets forth information concerning the exercise of options and the vesting of shares for our named executive officers in 2023.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Mark J. Tarr	25,330	1,127,433	54,561	3,282,493
Douglas E. Coltharp	34,518	1,340,948	20,318	1,222,367
Patrick Darby	*	*	9,581	576,410
Elissa J. Charbonneau	*	*	5,774	348,454
Andrew L. Price	*	*	5,059	305,317

* No stock option exercises in 2023.

Equity Compensation Plans

The following table sets forth, as of December 31, 2023, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. Pursuant to the terms of the equity plans, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on July 1, 2022 and stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Equity Plans	Securities to be Issued Upon Exercise	Weighted Average Exercise Price[1]	Securities Available for Future Issuance
Approved by stockholders	3,354,824 [2]	$49.51	8,204,463 [3]
Not approved by stockholders	104,567 [4]		—
Total	3,459,391	$49.51	8,204,463

(1) This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2) This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

(3) This amount represents the number of shares available for future equity grants under the 2016 Omnibus Performance Incentive Plan approved by our stockholders in May 2016.

(4) This amount represents restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. Awards of restricted stock units were fully vested when awarded and will be settled in shares of common stock on the earlier of the six-month anniversary of the date on which the director ceases to serve on the board of directors or certain change in control events. The restricted stock units generally cannot be transferred. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2008 Equity Incentive Plan

Originally approved in May 2008 by our stockholders, the 2008 Equity Incentive Plan, or the "2008 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, other stock-based awards and cash-settled awards, including our senior management bonus plan awards, to our directors, executives and other key employees as determined by our board of directors or its Compensation and Human Capital Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant. In May 2011, our stockholders approved the amendment and restatement of the 2008 Plan.

No additional awards will be made under the 2008 Plan. However, the awards outstanding under the 2008 Plan will remain in effect in accordance with their terms. The outstanding options have an exercise price not less than the fair market value of such shares of common stock on the date of grant and an expiration date that is ten years after the grant date. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring. Notwithstanding the foregoing, no option may be exercised and no shares of stock may be issuable pursuant to other awards under the 2008 Plan until we comply with our reporting and registration obligations under the federal securities laws, unless an exemption from registration is available with respect to such shares.

2016 Omnibus Performance Incentive Plan

In May 2016, our stockholders approved the 2016 Omnibus Performance Incentive Plan, or the "2016 Plan," to provide for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, other stock-based awards and cash-settled awards, including our senior management bonus plan awards, to our directors, executives and other key employees as determined by our board of directors or its Compensation and Human Capital Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant. The 2016 Plan has an expiration date of May 9, 2026. Any awards outstanding under the 2016 Plan at the time of its termination will remain in effect in accordance with their terms. The aggregate number of shares of common stock available for issuance in connection with new awards under the 2016 Plan shown above is subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under the plan. Any awards under the 2016 Plan must have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant.

Deferred Compensation

Our board of directors has designated a committee comprised of members of management as the plan administrator and "named fiduciary" within the meaning of section 402(a) of the Employee Retirement Income Security Act of 1974, as amended, for the following deferred compensation plans.

Retirement Investment Plans

Each of our named executive officers is eligible to participate in a qualified 401(k) savings plan, the Encompass Health 401(k) Retirement Plan. The 401(k) Plan allows eligible employees to contribute up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) on a pre-tax basis into their individual retirement accounts in the plan, subject to nondiscrimination rules and annual contribution limits. Employees who are at least 21 years of age are eligible to participate in the 401(k) Plan and all contributions to the plan are in the form of cash. The employer matching contribution under the 401(k) Plan is 50% of the first 6% of each participant's elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.

Participants may invest the amounts contributed to this plan in various investment vehicles, which do not include our common stock, managed by unrelated third parties. Generally, amounts contributed to these plans will be paid upon termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the Encompass Health Corporation Nonqualified Retirement Plan, or the "NQ Plan," in order to allow deferrals above what is limited by the IRS. Our named executive officers were eligible in 2023 to participate in the NQ Plan, the provisions of which follow the 401(k) Plan. Participants may request, on a daily basis, to have amounts credited to their NQ Plan accounts track the rate of return based on one or more benchmark mutual funds, which are substantially the same funds as those offered under our 401(k) Plan.

Our eligible employees may elect to defer from 1% to 100% of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the participant's deferral contributions, up to 6% of such participant's total compensation, less any employer matching contributions made on the participant's behalf to the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect to any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2023. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, upon either a termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

The following table sets forth information as of December 31, 2023 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings/ (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[4]
Mark J. Tarr	223,072	66,922	591,501 [5]	—	5,432,703
Douglas E. Coltharp	190,466	28,997	320,531 [6]	—	3,047,645
Patrick Darby	—	—	—	—	—
Elissa J. Charbonneau	61,370	9,205	39,452 [7]	—	266,994
Andrew L. Price	100,299	7,431	150,571 [8]	—	1,355,990

[1] All amounts in this column are included in the 2023 amounts represented as "Salary" and "Non-Equity Incentive Plan Compensation," except $118,072 for Mr. Tarr, $85,466 for Mr. Coltharp, $19,870 for Ms. Charbonneau, and $80,199 for Mr. Price included in the 2022 amounts, in the Summary Compensation Table.

[2] All amounts in this column are included in the 2023 amounts represented as "All Other Compensation" except $35,422 for Mr. Tarr, $11,228 for Mr. Coltharp, $2,981 for Ms. Charbonneau, and $2,406 for Mr. Price included in the 2022 amounts, in the Summary Compensation Table.

[3] No amounts in this column are included or are required to be included in the Summary Compensation Table.

[4] Other than the amounts reported in this table for 2023, the balances in this column were previously reported as "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" in our Summary Compensation Tables in previous years, except for the following amounts which represent the aggregate earnings, all of which are non-preferential and not required to be reported in the Summary Compensation Table: $1,412,013 for Mr. Tarr, $691,883 for Mr. Coltharp, $47,902 for Ms. Charbonneau, $518,323 for Mr. Price.

[5] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Midcap Index Instl, Mainstay Winslow Lgcap Grth R1, Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Sm Cap Index Instl, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, EuroPacific Growth R6, Vanguard Instl Index Instl PL, Vanguard Tot Intl Stk Idx Adm, and Dodge & Cox Income X.

[6] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Infl Protected Secs In, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, Vanguard Mid Cap Growth Index Adm, Vanguard Instl Index Instl PL, and Dodge & Cox Income X.

[7] Represents earnings and (losses) from amounts invested in the following mutual funds: Mainstay Winslow Large Cap Growth R1, Vanguard Wellington Admiral Shares, Vanguard Sm Cap Index Inst, Vanguard Equity Income Admiral, Vanguard Mid Cap Growth Index Adm, EuroPacific Growth R6, and Vanguard Instl Index Instl PL.

[8] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Mid Cap Index Instl, Mainstay Winslow Large Cap Grth R1, Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Infl Protected Secs In, Vanguard Small Cap Index Instl, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, Vanguard Mid Cap Growth Index Adm, EuroPacific Growth R6, Amcent Emerging Markets R6, Vanguard Instl Index Instl PL, Dodge & Cox Income X, and Vanguard Emrg Mkt Stk Idx Inst.

CEO Pay Ratio

Mr. Tarr's 2023 Summary Compensation Table ("SCT") Total Compensation was $8,836,376. We used the 2023 Form W-2 Box 1 "Wages, Tips and Other Compensation" for employees to determine our median employee as of December 31, 2023. We annualized pay amounts for those who started employment with us during 2023. Our median employee's 2023 SCT Total Compensation was $41,969. The ratio of CEO pay to median worker pay is 211:1.

The composition of our workforce greatly impacts this ratio. Approximately 38% of our workforce consists of employees working less than full-time, which is a common employment arrangement in the healthcare services sector. Flexible staffing arrangements that fit employees' needs allow us to attract and retain well-qualified employees.

Pay vs. Performance

This section is the Pay versus Performance disclosure required by the Securities and Exchange Commission. The tabular disclosure below includes the SEC-defined "Compensation Actually Paid," or CAP, for our principal executive officer and the average CAP for our other NEOs for each of the most recent three fiscal years. Because of changes in the value of unvested equity awards, the CAP does not represent amounts actually paid to or earned or recognized by those individuals. The disclosure also presents information regarding shareholder return and financial performance metrics. Amounts referencing the Summary Compensation Table, or SCT, can be found on page 52.

Pay vs. Performance Table

					Value of Initial Fixed $100 Investment Based on:			
Year	SCT Total for PEO[1]	CAP for PEO[2]	Average SCT Total for Non-PEO NEOs[1]	Average CAP for Non-PEO NEOs[2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]	Net Income[5]	Adjusted EBITDA[6]
							(in millions)	
2023	8,836,376	14,065,892	2,829,231	3,823,684	128.23	124.34	463.0	971.1
2022	7,735,969	9,873,499	1,926,245	1,363,196	113.86	118.22	365.9	819.3
2021	8,252,128	6,225,882	2,318,768	1,350,557	97.26	147.19	517.2	816.4
2020	6,925,127	8,446,945	2,268,718	2,697,053	121.42	133.81	368.8	697.1

[1] Mr. Tarr, President and Chief Executive Officer, is the principal executive officer, or PEO, for each year represented. The other named executive officers represented in the Non-PEO average amounts above are:

- 2023: Messrs. Coltharp, Darby, and Price, and Ms. Charbonneau
- 2022: Messrs. Coltharp, Darby, and Price, and Mses. Jacobsmeyer and Charbonneau
- 2021: Messrs. Coltharp and Darby, and Mses. Jacobsmeyer, Charbonneau, and Anthony
- 2020: Messrs. Coltharp and Darby, and Mses. Jacobsmeyer and Anthony

Ms. Jacobsmeyer ceased serving as an officer of the company upon the spin off of its home health and hospice business on July 1, 2022, and all of her unvested equity awards were cancelled at that time in return for equity awards in the newly public company. Ms. Anthony resigned effective June 18, 2021, and all of her unvested equity awards were cancelled at that time.

[2] To calculate CAP, the following amounts were deducted from and added to the SCT total compensation:

Reconciliation of Summary Compensation Table ("SCT") Total to Compensation Actually Paid ("CAP")								
		2023		2022		2021		2020
		PEO	Average Non-PEO NEOs	PEO	Average Non-PEO NEOs	PEO	Average Non-PEO NEOs	PEO	Average Non-PEO NEOs
	SCT Total Compensation	8,836,376	2,829,231	7,735,969	1,926,245	8,252,128	2,318,768	6,925,127	2,268,718
Deductions	Grant Date Fair Value of Stock Awards Reported in SCT	(4,453,885)	(1,543,550)	(4,357,861)	(967,531)	(4,188,878)	(950,358)	(3,893,034)	(1,007,046)
	Grant Date Fair Value of Option Awards Reported in SCT	(951,957)	(130,390)	(1,055,281)	(192,180)	(1,026,087)	(212,314)	(857,191)	(221,715)
Additions	Year-end Fair Value for Awards Granted during Year	8,375,441	2,263,913	6,212,964	864,201	5,162,931	971,657	5,056,742	1,308,042
	Increase (Decrease) in Fair Value during Year for Prior Year Unvested Awards	2,331,154	406,946	695,380	(364,445)	(2,065,946)	(784,965)	681,373	220,905
	Increase (Decrease) in Fair Value from Year-end to Vesting/Cancellation during Year	(199,895)	(25,915)	514,852	84,648	(111,958)	(25,964)	351,589	81,947
	Dividends Paid on Awards Vesting during Year	128,658	23,449	127,476	12,258	203,692	33,733	182,339	46,202
	CAP	14,065,892	3,823,684	9,873,499	1,363,196	6,225,882	1,350,557	8,446,945	2,697,053

[3] Cumulative Total Shareholder Return ("TSR") represents stock price appreciation plus dividends paid (assuming reinvestment) during the measurement period beginning as of market close December 31, 2019 through December 31 of the year noted. The TSR amounts in the table reflect the appreciation on the assumed investment of $100 on December 31, 2019 and the reinvestment of any dividends paid. The TSR reflects the effect of the spin off of our home health and hospice business on July 1, 2022, which was structured as a pro rata distribution of one share of newco common stock for every two shares of Encompass Health common stock. The TSR calculation assumes the reinvestment on July 1, 2022 of the value of the newco stock distributed, which for each share of Encompass Health stock was assumed to be the cash equivalent of half of the opening trading price of newco stock on that date.

(4)   The peer group represented here is the S&P Health Care Services Selected Industry Index which is the peer group represented in Part II, Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*, of our Annual Report on Form 10-K. The cumulative TSR for the peer group reflects weighting of each constituent company's TSR by its stock market capitalization.

(5)   The Net Income amounts reported here are the net and comprehensive income amounts reflected in the Company's audited consolidated financial statements for the applicable years, which amounts include income/loss from discontinued operations and income attributable to noncontrolling interests. Accordingly, the decline in Net Income from 2021 to 2022 reflects the spin off of our home health and hospice business completed on July 1, 2022.

(6)   Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America ("GAAP"). A reconciliation of Adjusted EBITDA to net cash provided by operating activities, which is the most comparable GAAP financial measure, is shown in Appendix A to this proxy statement. Adjusted EBITDA shown above does not include income/loss from discontinued operations and income attributable to noncontrolling interests. Adjusted EBITDA, as used as a metric in our annual cash incentive plan, is further adjusted for certain unusual or nonrecurring unbudgeted items as described on page 43.

Narrative Disclosure to the Pay vs. Performance Table

The three items listed below represent the most important financial measures used to link executive compensation to company performance for 2023. Each item is a separate metric within one of our incentive compensation plans, as further described on pages 43-46.

Most Important Performance Measures
Adjusted EBITDA
Normalized Earnings Per Share ("EPS")
Return on Invested Capital ("ROIC")

The following graphs provide visual representations of the relationship between both the CAP of our PEO and the average CAP of our non-PEO NEOs and our (i) TSR, (ii) net income and (iii) company-selected metric, Adjusted EBITDA, as well as depicting the relationship between our own TSR and a peer group TSR.

The graph below illustrates the positive correlation between CAP and the TSR of our common stock. The TSR amounts in the graph assume the investment of $100 on December 31, 2019 and the reinvestment of any dividends paid. This positive correlation is to be expected due to the fact that equity awards constitute a significant percentage of our NEOs' total overall compensation packages. This relationship can be seen for both our CEO and our other NEOs as a group.



The chart below compares the TSR for our common stock to the TSR of the S&P Health Care Services Selected Industry Index. The TSR amounts in the graph assume the investment of $100 on December 31, 2019 and the reinvestment of any dividends paid. Our four-year TSR is similar to, but slightly higher than, that of the index, but the two TSR performances do not exhibit a positive correlation each year in the period.



The graph below compares "Compensation Actually Paid" to our Net Income. The CAP for our NEOs does not appear to correlate to our net income. Net income is not a metric included, or otherwise a consideration, in our executive compensation program. Net income includes income from discontinued operations and income attributable to noncontrolling interests. Accordingly, the decline in Net Income from 2021 to 2022 reflects the spin off of our home health and hospice business completed on July 1, 2022.



The graph below compares CAP to our Adjusted EBITDA. Adjusted EBITDA is our company selected measure as required to be identified by the SEC. Adjusted EBITDA is the most heavily weighted metric in our annual incentive plan, the Senior Management Bonus Plan. In addition, we believe our investors use Adjusted EBITDA as a key measure to evaluate our company, which in turn drives our stock price. We believe the impacts of, and challenges related to, the COVID-19 pandemic during the period represented make it difficult to draw conclusions from the comparison for the short period of time reflected.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

For purposes of this section, an executive officer or a member of our board of directors or any family member of an executive officer or board member is referred to as a "related party." The board considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a related party and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Additionally, the following are prohibited unless expressly approved by the disinterested members of the board:

- transactions between the Company and any related party in which the related party has a material direct or indirect interest;
- employment by the Company of any sibling, spouse or child of an executive officer or a member of the board of directors, other than as expressly allowed under our employment policies; and
- any direct or indirect investment or other economic participation by a related party in any entity not publicly traded in which the Company has any direct or indirect investment or other economic interest.

Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit a written notification of such conflict of interest and an offer of resignation from the board and each of the committees on which the member serves. The board need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board to review the appropriateness of the continuation of the individual's membership.

Members of the board must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board will consider and resolve any issues involving conflicts of interest of other members.

Transactions with Related Persons

Our policies regarding transactions with related persons and other matters constituting potential conflicts of interest are contained in our Corporate Governance Guidelines and our Standards of Business Ethics and Conduct which can be found on our website at https://investor.encompasshealth.com.

Since January 1, 2023, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest. Additionally, none of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 14, 2024 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and executive officers as a group. The address of our directors and executive officers is c/o Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242. We know of no arrangements, the operation of which may at a subsequent date result in the change of control of Encompass Health.

Name	Common Shares Beneficially Owned[1]		Percent of Class[2]
Greater Than 5% Beneficial Owners			
The Vanguard Group	10,120,689	[3]	10.1%
BlackRock, Inc.	9,125,779	[4]	9.1%
Wellington Management Group LLP	8,215,770	[5]	8.2%
William Blair Investment Management, LLC	5,218,171	[6]	5.2%
Directors and Executive Officers			
Greg D. Carmichael	13,051		*
Elissa J. Charbonneau	20,800		*
John W. Chidsey	162,416		*
Edward M. Christie III	1,488		*
Douglas E. Coltharp	463,456	[7]	*
Donald L. Correll	99,754		*
Patrick Darby	159,148	[8]	*
Joan E. Herman	43,803		*
Leslye G. Katz	43,803		*
Patricia A. Maryland	11,221		*
Kevin J. O'Connor	6,399		*
Andrew L. Price	70,384		*
Christopher R. Reidy	9,019		*
Nancy M. Schlichting	17,578		*
Mark J. Tarr	901,428	[9]	*
Terrance Williams	11,575		*
All directors and executive officers as a group	2,131,557	[10]	2.1%

---

* Less than 1%.

[1] Unless otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of stock listed as owned by that person.

[2] The percentage of beneficial ownership is based upon 100,140,031 shares of common stock outstanding as of February 14, 2024.

[3] Based on a Schedule 13G/A filed with the SEC on February 12, 2024, The Vanguard Group (investment adviser) reported, as of January 31, 2024, beneficial ownership of 10,120,689 shares, with shared voting power for 35,285 shares, sole investment power for 9,977,546 shares, and shared investment power for 143,143 shares. This holder is located at 100 Vanguard Blvd., Malvern, PA 19355.

[4] Based on a Schedule 13G/A filed with the SEC on January 24, 2024, BlackRock, Inc. (parent holding company/control person) reported, as of December 31, 2023, beneficial ownership of 9,125,779 shares, with sole voting power for 8,856,379 shares and sole investment power for 9,125,779 shares. This holder is located at 50 Hudson Yards, New York, NY 10001.

[5] Based on a Schedule 13G/A filed with the SEC on February 8, 2024, Wellington Management Group LLP (parent holding company/control person), Wellington Group Holdings LLP (parent holding company/control person), Wellington Investment Advisors Holdings LLP (parenting holding company/control person), and Wellington Management Company LLP (investment advisor)(the "IA") reported, as of December 31, 2023, beneficial ownership of 8,215,770 shares, including shared voting power for up to 7,805,156 shares and shared investment power for up to 8,215,770 shares, except that the IA reported shared voting power for up to 7,675,639 shares and shared investment power for up to 7,983,806 shares. These holders are located at 280 Congress Street Boston, MA 02210.

[6] Based on a Schedule 13G filed with the SEC on February 12, 2024, William Blair Investment Management, LLC (investment adviser) reported, as of December 31, 2023, beneficial ownership of 5,218,171 shares, with sole voting power for 4,568,329 shares and sole investment power for 5,218,171 shares. This holder is located at 150 North Riverside Plaza Chicago, IL 60606.

[7] Includes 125,631 shares held in an irrevocable trust for the benefit of his children for which he is presumed to share voting or investment power and 231,820 shares issuable upon exercise of options.

(8) Includes 88,960 shares issuable upon exercise of options.

(9) Includes 429,192 shares issuable upon exercise of options.

(10) Includes 749,972 shares issuable upon exercise of options.

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Name	Age	Position	Since
Mark J. Tarr	62	President and Chief Executive Officer; Director	12/29/2016
Douglas E. Coltharp	62	Executive Vice President and Chief Financial Officer	5/6/2010
Patrick Darby	59	Executive Vice President, General Counsel and Secretary	2/18/2016
Elissa J. Charbonneau, D.O.	64	Chief Medical Officer	7/1/2015
Andrew L. Price	57	Chief Accounting Officer	10/22/2009
Edmund M. Fay	57	Senior Vice President and Treasurer	3/1/2008

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with persons acting solely as officers of Encompass Health.

Executive Officers Who Are Not Also Directors

Douglas E. Coltharp—Executive Vice President and Chief Financial Officer

Mr. Coltharp was named Executive Vice President and Chief Financial Officer on May 6, 2010. Prior to joining us, Mr. Coltharp served as a partner at Arlington Capital Advisors and Arlington Investment Partners, LLC, a boutique investment banking firm and private equity firm, from May 2007 to May 2010. Prior to that, he served 11 years as executive vice president and chief financial officer for Saks Incorporated and its predecessor organization. Prior to joining Saks in November 1996, Mr. Coltharp spent approximately 10 years with Nations Bank, N.A. and its predecessors in various positions of increasing responsibilities culminating in senior vice president and head of southeast corporate banking. He currently serves as a member of the board of directors of Under Armour, Inc.

Patrick Darby—Executive Vice President, General Counsel and Secretary

Mr. Darby was named Executive Vice President, General Counsel and Secretary effective February 18, 2016. Before joining us, Mr. Darby was a partner at the law firm Bradley Arant Boult Cummings LLP in Birmingham, Alabama, where he practiced from 1990 to 2016, and an adjunct professor at Cumberland School of Law, in Birmingham, Alabama.

Elissa J. Charbonneau, D.O.—Chief Medical Officer

Dr. Charbonneau, a board-certified physical medicine and rehabilitation physician, was named Chief Medical Officer on July 1, 2015. From January 2015 to June 2015, she served as Vice President of Medical Services at Encompass Health. From 2001 to 2014, she served as Medical Director of New England Rehabilitation Hospital of Portland, a joint venture between Maine Medical Center and Encompass Health, where she was a staff physician for several years. Dr. Charbonneau received her doctor of osteopathic medicine from New York College of Osteopathic Medicine, a master's degree in natural sciences/epidemiology from the State University of New York at Buffalo, and a bachelor's degree from Cornell University. She is a diplomat of the American Board of Physical Medicine and Rehabilitation and of the American Osteopathic Board of Rehabilitation Medicine.

Andrew L. Price—Chief Accounting Officer

Mr. Price was named Chief Accounting Officer in October 2009 and has held various management positions with us since joining Encompass Health in June 2004 including Senior Vice President of Accounting and Vice President of Operations Accounting. Prior to joining us, Mr. Price served as senior vice president and corporate controller of Centennial HealthCare Corp, an Atlanta-based operator of skilled nursing centers and home health agencies, from 1996 to 2004, and as a manager in the Atlanta audit practice of BDO Seidman, LLC. Mr. Price is a certified public accountant and member of the American Institute of Certified Public Accountants.

Edmund M. Fay—Senior Vice President and Treasurer

Mr. Fay joined Encompass Health in 2008 as Senior Vice President and Treasurer. Mr. Fay has more than 16 years of experience in financial services specializing in corporate development, mergers and acquisitions, bank treasury management, fixed income and capital markets products. Prior to joining us, he served in various positions at Regions Financial Corporation, including executive vice president of strategic planning/mergers and acquisitions. Previously, he held vice president positions at Wachovia Corporation and at J.P. Morgan & Company, Inc.

GENERAL INFORMATION

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our 2023 Form 10-K is being mailed concurrently with this proxy statement to stockholders who have requested hard copies previously and are entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2023 Form 10-K is available without charge from the "Investors" section of our website at https://investor.encompasshealth.com. Our 2023 Form 10-K is also available in print to stockholders without charge and upon request, addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Investor Relations.

Proposals for 2025 Annual Meeting of Stockholders

All stockholder proposals must be sent by mail or courier service and addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary. Electronic mail and facsimile delivery are <u>not</u> monitored routinely for stockholder submissions, so timely delivery cannot be insured.

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2025 annual meeting of stockholders must be received by us no later than the close of business on December 3, 2024, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2025 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely or does not include the information required by Section 2.9 of our Bylaws. In accordance with Section 2.9, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 2, 2025 and not later than February 1, 2025; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Section 2.9 also requires, among other things, that the proposal must set forth a brief description of the business to be brought before the annual meeting and the reasons for conducting that business. A stockholder proposing business for the annual meeting must update and supplement the notice information required by Section 2.9 of our Bylaws so that it is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a proposal should read the entirety of the requirements in Section 2.9 of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com.

Reconciliations of Non-GAAP Financial Measures to GAAP Results

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures, including our leverage ratio and Adjusted EBITDA. Our management regularly uses our supplemental non-GAAP financial measures to understand, manage, and evaluate our business and make operating decisions. We believe our leverage ratio and Adjusted EBITDA, as defined in our credit agreement, are measures of our ability to service our debt and our ability to make capital expenditures.

The leverage ratio is defined as the ratio of consolidated total debt to Adjusted EBITDA for the trailing four quarters. Additionally, the leverage ratio is a standard measurement used by investors to gauge the creditworthiness of an institution. Our credit agreement also includes a maximum leverage ratio financial covenant which allows us to deduct cash on hand from consolidated total debt.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources," and Note 10, *Long-term Debt*, to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K"). These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under the credit agreement — its interest coverage ratio and its leverage ratio — could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might be on terms less favorable to us than those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under the credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying common stock dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA therein, referred to as "Adjusted Consolidated EBITDA," allows us to add back to consolidated net income interest expense, income taxes, and depreciation and amortization and then add back to consolidated net income (1) all unusual or nonrecurring items reducing consolidated net income (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations, (3) non-ordinary course fees, costs and expenses incurred with respect to any litigation or settlement, (4) share-based compensation expense, (5) costs and expenses associated with changes in the fair value of marketable securities, (6) costs and expenses associated with the issuance or prepayment of debt, and acquisitions, and (7) any restructuring charges and certain pro forma cost savings and synergies related to transactions and initiatives, which in the aggregate are not in excess of 25% of Adjusted Consolidated EBITDA. We also subtract from consolidated net income all unusual or nonrecurring items to the extent they increase consolidated net income.

Under the credit agreement, the Adjusted EBITDA calculation does not require us to deduct net income attributable to noncontrolling interests or gains on fair value adjustments of hedging and equity instruments, disposal of assets and development activities. It also does not allow us to add back losses on fair value adjustments of hedging instruments or unusual or nonrecurring cash expenditures in excess of $10 million. These items and amounts, in addition to the items falling within the credit agreement's "unusual or nonrecurring" classification, may occur in future periods, but can vary significantly from period to period and may not directly relate to, or be indicative of, our ongoing liquidity or operating performance. Accordingly, the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for net income or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the consolidated financial statements accompanying the 2023 Form 10-K.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,			
	2023		**2022**	
	(In Millions)			
Net cash provided by operating activities	$	850.8	$	705.8
Interest expense and amortization of debt discounts and fees		143.5		175.7
Gain (loss) on sale of investments, excluding impairments		4.6		(15.5)
Equity in net income of nonconsolidated affiliates		3.2		2.9
Net income attributable to noncontrolling interests in continuing operations		(111.0)		(93.6)
Amortization of debt-related items		(9.5)		(9.7)
Distributions from nonconsolidated affiliates		(1.6)		(4.0)
Current portion of income tax expense		128.3		72.2
Change in assets and liabilities		(50.3)		30.4
Cash used in (provided by) operating activities of discontinued operations		16.0		(52.3)
State regulatory change impact on noncontrolling interests		(2.2)		—
Change in fair market value of equity securities		(0.7)		7.4
Adjusted EBITDA	$	971.1	$	819.3

For the year ended December 31, 2023, net cash used in investing activities was $602.8 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2023 was $197.2 million and resulted primarily from net debt payments, distributions paid to noncontrolling interests of consolidated affiliates, and cash dividends paid on common stock partially offset by contributions from noncontrolling interests of consolidated affiliates.

For the year ended December 31, 2022, net cash used in investing activities was $627.0 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2022 was $145.7 million and resulted primarily from net debt payments, cash dividends paid on common stock and distributions paid to noncontrolling interests of consolidated affiliates partially offset by net cash provided by financing activities of discontinued operations and contributions from noncontrolling interests of consolidated affiliates.

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,			
	2023		**2022**	
	(In Millions)			
Net income	$	463.0	$	365.9
Loss (income) from discontinued operations, net of tax, attributable to Encompass Health		12.0		(15.2)
Net income attributable to noncontrolling interests included in continuing operations		(111.0)		(93.6)
Provision for income tax expense		132.2		100.1
Interest expense and amortization of debt discounts and fees		143.5		175.7
Loss on early extinguishment of debt		—		1.4
Loss on disposal or impairment of assets		9.8		4.8
Depreciation and amortization		273.9		243.6
Stock-based compensation expense		50.6		29.2
State regulatory change impact on noncontrolling interests		(2.2)		—
Change in fair market value of equity securities		(0.7)		7.4
Adjusted EBITDA	$	971.1	$	819.3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-10315

Encompass Health Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	**63-0860407**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9001 Liberty Parkway
Birmingham, Alabama 35242
(Address of Principal Executive Offices)

(205) 967-7116
(Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol</u>	<u>Name of each exchange on which registered</u>
Common Stock, $0.01 par value	EHC	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐
Non-Accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $6.7 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 100,140,031 shares of common stock of the registrant outstanding, net of treasury shares, as of February 14, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2024 annual meeting of stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "Encompass Health," "we," "us," "our," and the "Company" refer to Encompass Health Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. This drafting style is suggested by the Securities and Exchange Commission and is not meant to imply that Encompass Health Corporation, the publicly traded parent company, owns or operates any specific asset, business, or property. The hospitals, operations, and businesses described in this filing are primarily owned and operated by subsidiaries of the parent company. In addition, we use the term "Encompass Health Corporation" to refer to Encompass Health Corporation alone wherever a distinction between Encompass Health Corporation and its subsidiaries is required or aids in the understanding of this filing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND SUMMARY OF RISK FACTORS

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to, among other things, future events, the spread and impact of an infectious disease outbreak, changes to Medicare reimbursement and other healthcare laws and regulations from time to time, our business strategy, dividend and stock repurchase strategies, our financial plans, our growth plans, our future financial performance, our projected business results, or our projected capital expenditures. In some cases, the reader can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties, many of which are beyond our control. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause, and in some cases have previously caused, actual results to differ materially from those estimated by us include, but are not limited to, each of the factors discussed in Item 1A, *Risk Factors*, summarized in the list below, as well as uncertainties and factors, if any, discussed elsewhere in this Form 10-K, in our other SEC filings from time to time, or in materials incorporated therein by reference.

Risks Related to the Spin Off of Our Home Health and Hospice Business, Enhabit, Inc.

- To preserve the tax-free treatment of the Spin Off, we may be limited, for a period of time, in our ability to pursue certain equity issuances, strategic transactions, repurchases, or other transactions (including the certain dispositions of assets) that we may otherwise believe to be in the best interests of our stockholders or that might increase the value of our business.

- If the Spin Off were to fail to qualify as tax-free, including as a result of subsequent acquisitions of our stock or the stock of Enhabit, Inc., we could be subject to significant tax liabilities.

Reimbursement Risks

- Reductions or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our inability to obtain and retain favorable arrangements with third-party payors, could decrease our revenues and adversely affect other operating results.

- Restrictive interpretations of the regulations governing the claims that are reimbursable by Medicare could decrease our revenues and adversely affect other operating results.

- Reimbursement claims are subject to various audits and such audits may lead to assertions that we have been overpaid or have submitted improper claims, and these assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and may ultimately require us to refund any amounts determined to have been overpaid.

- Substantive and procedural deficiencies in the administrative appeals process associated with denied Medicare reimbursement claims, including from various Medicare audit programs, could delay or reduce our reimbursement for services previously provided, including through recoupment from other claims due to us from Medicare.

- Efforts to reduce payments to healthcare providers undertaken by third-party payors and conveners could adversely affect our revenues or profitability.

- Medicare quality reporting requirements could adversely affect our operating costs or Medicare reimbursement.

- Changes in our payor mix or the acuity of our patients could reduce our revenues or profitability.

Other Regulatory Risks

- Changes in the rules and regulations of the healthcare industry at the federal, state or local levels, including those contemplated now and in the future as part of national healthcare reform and deficit reduction (such as the re-basing of payment systems, the introduction of site neutral payments or case-mix weightings across post-acute settings, and other payment system reforms) could decrease revenues and increase the costs of complying with the rules and regulations.

FORM 10-K

- Compliance with the extensive and frequently changing laws and regulations applicable to healthcare providers, including those related to patient care, coding and billing, data privacy and security, consumer protection, anti-trust, and employment practices, requires substantial time, effort and expense, and if we fail to comply, we could incur penalties and significant costs of investigating and defending asserted claims, whether meritorious or not, or be required to make significant changes to our operations.

- Our inability to maintain proper local, state and federal licensing, including compliance with the Medicare conditions of participation and provider enrollment requirements, such as the CMS vaccine mandate, could decrease our revenues.

Other Operational Risks

- Incidents affecting the proper operation, availability, or security of our or our vendors' or partners' information systems, including the patient information stored there, or business continuity could cause substantial losses and adversely affect our operations, and governmental mandates to increase use of electronic records and interoperability exacerbate that risk.

- Any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings, including disclosed and undisclosed *qui tam* suits, could be difficult to predict and could adversely affect our financial results or condition or our operations, and we could experience increased costs of defending and insuring against alleged professional liability and other claims.

- Our inability to successfully complete and integrate *de novo* developments, acquisitions, investments, and joint ventures consistent with our growth strategy, including realization of anticipated revenues, cost savings, productivity improvements arising from the related operations and avoidance of unanticipated difficulties, costs or liabilities that could arise from acquisitions or integrations could adversely affect our financial results or condition.

- Our inability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and potential union activity could increase staffing costs and adversely affect other financial and operating results.

- Competitive pressures in the healthcare industry, including from large acute-care hospitals that would typically serve as a referral source for us, and our response to those pressures could adversely affect our revenues or other financial results.

- Our inability to provide a consistently high quality of care, including as represented in metrics published by Medicare, could decrease our revenues.

- Our inability to maintain or develop relationships with patient referral sources, including our joint venture hospitals could decrease our revenues.

- Acute-care hospitals that participate in joint ventures with us may experience, and in the past some have experienced, operational or financial challenges that, in turn, affect our joint venture inpatient rehabilitation hospitals.

- A pandemic, epidemic, or other widespread outbreak of an infectious disease or other public health crisis, and governmental responses to those events, could decrease our patient volumes, pricing, and revenues, lead to staffing and supply shortages and associated cost increases, otherwise interrupt operations, or lead to increased litigation risk and, in the case of the COVID-19 pandemic, has already done so in many instances.

- A regional or global socio-political, weather, or other catastrophic event could severely disrupt our business, particularly in areas such as Texas or Florida where we have a concentration of hospitals.

- Regulatory and other efforts to promote a transition to a lower-carbon economy may result in significant operational and financial challenges for us.

Financial Risks

- General conditions in the economy and capital markets, including any disruption, instability, or uncertainty related to armed conflict or an act of terrorism, a governmental impasse over approval of the United States federal budget or an increase to the debt ceiling, rising interest rates, an international trade war, or a sovereign debt crisis could adversely affect our financial results or condition, including access to the capital markets and interest expense on new or existing debt.

- Our debt and the associated restrictive covenants could have negative consequences for our business and limit our ability to execute aspects of our business plan successfully.

- The price of our common stock could adversely affect our willingness and ability to repurchase shares.

- We may be unable or unwilling to continue to declare and pay dividends on our common stock.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

FORM 10-K

PART I

Item 1.   Business

Overview of the Company

General

We are a national leader in post-acute healthcare services and the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals. We provide specialized rehabilitative treatment on an inpatient basis. We operate hospitals in 37 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2023, we operate 161 inpatient rehabilitation hospitals. We are committed to delivering high-quality, cost-effective patient care. For 2024, we were again named to Fortune's list of the World's Most Admired Companies.

Effective January 1, 2018, we changed our corporate name from HealthSouth Corporation to Encompass Health Corporation and the NYSE ticker symbol for our common stock from "HLS" to "EHC." Our principal executive offices are located at 9001 Liberty Parkway, Birmingham, Alabama 35242, and the telephone number of the principal executive offices is (205) 967-7116. Our website address is www.encompasshealth.com.

On July 1, 2022, we completed the previously announced separation of our home health and hospice business through the distribution (the "Spin Off") of all of the outstanding shares of common stock, par value $0.01 per share, of Enhabit, Inc. ("Enhabit") to the stockholders of record of Encompass Health as of the close of business on June 24, 2022 (the "Record Date"). The Spin Off was effective at 12:01 a.m., Eastern Time, on July 1, 2022. The Spin Off was structured as a pro rata distribution of one share of Enhabit common stock for every two shares of Encompass Health common stock held of record as of the Record Date. No fractional shares were distributed. A cash payment was made in lieu of any fractional shares. As a result of the Spin Off, Enhabit is now an independent public company and its common stock is listed under the symbol "EHAB" on the New York Stock Exchange.

In addition to the discussion here, we encourage the reader to review Item 1A, *Risk Factors*, Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about our Company.

The table below provides selected operating and financial data.

	As of or for the Year Ended December 31,		
	2023	**2022**	**2021**
Consolidated data:	(Actual Amounts)		
Inpatient rehabilitation:			
Number of hospitals	161	153	145
Discharges	229,480	211,116	197,639
Number of licensed beds	10,778	10,356	9,924
Net operating revenues:	(In Millions)		
Inpatient	$ 4,693.8	$ 4,251.6	$ 3,918.0
Outpatient and other	107.4	97.0	96.9
Total	$ 4,801.2	$ 4,348.6	$ 4,014.9

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across an array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. As participants in the Medicare program, our hospitals must be licensed and certified and otherwise comply with various requirements that are discussed below in the "Sources of Revenues —Medicare Reimbursement" section. Substantially all (91%) of the patients we serve are admitted from acute-care hospitals following physician referrals for specific acute inpatient rehabilitative care. Most of those patients have experienced significant physical or cognitive disabilities or injuries due to medical conditions, such as strokes, hip fractures, and a variety of debilitating neurological conditions, that are generally nondiscretionary in nature and require rehabilitative healthcare services in a facility-based setting. During the COVID-19 pandemic (the "pandemic"), our hospitals treated thousands of patients with or recovering from the COVID-19 virus. Our focus on specialized rehabilitative care has meant that in many cases our hospitals have been ideal settings for treating the debilitating effects of the COVID-19 virus, such as significant muscle weakness, cognitive impairments, shortness of breath with activity, and malnutrition. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of restoring our patients' physical and cognitive abilities. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leverages innovative technologies and advanced therapies and leads to superior outcomes.

Competitive Strengths

We believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths discussed below give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs.

- People. We believe our employees share a steadfast commitment to providing outstanding care to our patients. We undertake significant efforts to ensure our clinical and support staff receives the education and training necessary to provide the highest quality care in the most cost-effective manner. We embrace the Encompass Health Way, our core set of values developed through input from a broad cross section of our employees. The Encompass Health Way calls on each of our employees to set the standard, lead with empathy, do what's right, focus on the positive, and ensure we are stronger together. We believe our culture is essential to attracting and retaining talent. For further discussion of our human capital management and our award-winning culture, see the section titled "Human Capital Management" below.

- Change Agility. We have a demonstrated ability to adapt in the face of numerous and significant regulatory, legislative, and operating environment changes. We believe our consistent and disciplined operating model allows us to be nimble and responsive to change. Examples of regulatory and other changes through which we have successfully managed include:

  - The Centers for Medicare & Medicaid Services ("CMS") adopted a rule, effective beginning in 2007, that conditioned the reimbursement rate for an inpatient rehabilitation facility, or "IRF," on at least 60% of a facility's patients having at least one of 13 qualifying medical conditions.

  - The Patient Protection and Affordable Care Act (the "ACA") enacted in 2010 instituted several mandatory Medicare payment reforms, including reimbursement reductions for IRFs, and created the Center for Medicare and Medicaid Innovation ("CMMI") to develop, test, and promote innovative payment and delivery models.

  - The ACA created the IRF Quality Reporting Program. This program requires IRFs to report quality data, the elements of which are updated annually, and imposes a financial penalty for noncompliance.

  - The 2010 CMS reimbursement rule for IRFs implemented new IRF coverage requirements, or specifications as to what conditions must be met to qualify for reimbursement, that were effective for all Medicare discharges on or after January 1, 2010. Those IRF coverage requirements replaced coverage criteria that were in place for 25 years.

  - The Budget Control Act of 2011 implemented an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers beginning in 2013.

  - The Improving Medicare Post-Acute Care Transformation Act of 2014 directed CMS to promulgate rules requiring the collection and reporting of standardized patient assessment data across post-acute care providers.

  - In 2019, CMS replaced the long-standing patient assessment measure, a component of Medicare reimbursement, with new assessment measures requiring significant training and operational changes.

  - In October 2022, CMS significantly changed the extensive admission and discharge interdisciplinary data elements required to be collected in connection with Medicare reimbursement claims.

  Additionally, the pandemic posed a number of challenges in the operating environment. We demonstrated our ability to change and remain resilient by implementing protocols for the safety of our employees and our patients while managing supply chain constraints, specifically with personal protective equipment, in a timely and effective manner. The formation of our COVID Task Force allowed us to centralize decision-making while

2

empowering our hospitals to enact the protocols needed as the pandemic cycled through the country. Our therapy teams developed plans for COVID patients while maintaining our expected high-quality outcomes.

- Strategic Relationships. We have a long and successful history of building strategic relationships with major healthcare systems. More than a third of our inpatient rehabilitation hospitals currently operate as joint ventures with acute-care hospitals or systems. Joint ventures with market leading acute-care hospitals establish a solid foundation for providing integrated patient care that can improve the quality of outcomes and reduce the total cost of care.

  Many patients continue to need nursing and therapy services after they leave the IRF setting to continue their recovery at home. Care collaboration between our hospitals and the home health agencies selected by our patients offers an excellent means to improve patient experience and outcomes and reduce the total cost of care across a post-acute episode.

  The post-acute innovation tools we have developed, and will continue to develop, support our strategic relationship initiatives by enhancing the effective and efficient management of patients across multiple post-acute care settings and facilitating high-quality patient care, improved care coordination, and network provider performance and cost management.

  Additionally, we have a strategic sponsorship with the American Heart Association/American Stroke Association on a nationwide basis to increase patient independence after a stroke and reduce stroke mortality through community outreach and information campaigns.

- Clinical Expertise and High-Quality Outcomes. We have extensive clinical experience from which we have developed standardized best practices and protocols. We believe these clinical best practices and protocols, particularly as leveraged with our well-trained clinicians and industry-leading technology, help ensure the delivery of consistently high-quality healthcare services, reduced inefficiencies, and improved performance across a spectrum of operational areas. Currently, we operate 137 hospitals that hold one or more Joint Commission Disease-Specific Care Certifications, such as stroke rehabilitation, hip fracture rehabilitation, brain injury rehabilitation, amputee rehabilitation, Parkinson's Disease rehabilitation, and spinal cord injury rehabilitation certification.

- Cost Effectiveness. Our scale, data-driven business practices, consistent and disciplined operating model, and culture help us provide healthcare services on a cost-effective basis. We leverage centralized administrative functions, use data analytics to identify trends and respond on a timely basis, and identify best practices and implement them across our platform of hospitals. Our *de novo* and bed addition strategies incorporate pre-fabrication construction technology to create efficiencies by reducing reliance on subcontractors, improving supply chain efficiencies, providing a consistent construction quality and realizing a speed-to-market benefit.

- Financial Resources. We have a proven track record of generating strong cash flows from operations that have allowed us to successfully pursue our growth strategy, manage our financial leverage, and make complementary shareholder distributions. We did not accept any pandemic relief funds under the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") or any other program or legislation. As of December 31, 2023, we have a strong, well-capitalized balance sheet, including ownership of approximately 78% of our hospital real estate, no significant debt maturities in 2024, and ample availability under our revolving credit facility, which along with the cash flows generated from operations should, we believe, provide sufficient support for our business strategy.

- Advanced Technology and Innovation. We are focused on developing technology-enabled strategies to further improve our effectiveness at providing integrated healthcare. Our post-acute innovation strategy is based on using our clinical expertise, our large post-acute datasets, and our proven capabilities in enterprise-level electronic medical record technologies, data analytics, data integration, and predictive analytics to drive value-based performance across the healthcare continuum for our patients, our partners, and our payors. We believe our information systems and post-acute innovation solutions, in addition to improving patient care and operating efficiencies, allow us to collect, analyze, and share information on a timely basis making us an ideal partner for other healthcare providers in a coordinated care delivery environment. Our systems also emphasize interoperability with referral sources and other providers coordinating care. We have devoted substantial resources, effort and expertise to leveraging technology to create post-acute solutions that improve patient care and operating efficiencies.

Patients and Demographic Trends

Demographic trends, such as population aging, should continue to increase long-term demand for the services we provide. While we treat patients of all ages, most of our patients are 65 and older, and the number of Medicare enrollees is expected to grow approximately 3% per year for the foreseeable future, reaching approximately 73 million people over the age of 65 by 2030. More specifically, the average age of our Medicare patients is approximately 76, and the population group ranging in ages from 75 to 79 is expected to grow at approximately 5% per year through 2026. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, inpatient rehabilitation services.

Despite the growing demand for inpatient rehabilitation services, the number of inpatient rehabilitation facilities has remained relatively stable — increasing just 0.17% from 1,179 in 2010 to 1,181 in 2022. This supply-demand imbalance is partly responsible for the relatively low conversion rate of inpatient rehabilitation eligible patients. We believe the percentage of patients who are discharged from acute-care hospitals with one or more of 13 specified medical conditions that CMS ties to IRF eligibility and subsequently admitted to an IRF is approximately 13% based on Medicare fee-for-service data, which is the only publicly available data on the subject. To respond to the strong demand for our services, we continue to develop our current markets through bed additions and to construct or acquire hospitals in new markets. Since 2012, we have opened or acquired 61 new hospitals and increased the number of licensed beds we operate by approximately 62%, or 4,122 beds.

Strategy and 2024 Strategic Priorities

Our overall strategy is to expand our network of inpatient rehabilitation hospitals, add capacity to existing hospitals, further strengthen our relationships with healthcare systems, provider networks, and payors in order to connect patient care across the healthcare continuum, and to deliver superior patient outcomes in a cost-effective manner. We believe this strategy, along with our demonstrated ability to adapt to changes in healthcare, positions us for success in the evolving healthcare delivery system. In pursuit of our strategy, we established the following priorities for 2024.

- **Growth**. We target the addition of 6 to 10 new inpatient rehabilitation hospitals and 80 to 120 beds to existing hospitals per year. In 2023, we opened 8 new hospitals (395 beds total) and added 46 beds to existing hospitals. In 2024, we plan to open 6 hospitals (approximately 280 beds) and add approximately 150 beds to existing hospitals (inclusive of a 40-bed freestanding satellite hospital). We also believe we will continue to have organic growth opportunities based on our track record of growth, planned bed additions at a number of existing hospitals, and the maturation of newly opened locations.

- **Operational Initiatives**. Our priorities include operational initiatives that build on momentum from recent years. We believe our care coordination efforts have and will continue to contribute to fewer discharges to skilled nursing facilities, more discharges to community, and improved patient experience. Our care coordination program is the integrative approach to a patient's care that includes coordination with physicians, acute-care hospitals, and other post-acute providers to ensure the best overall care is provided to the patient.

  We will continue to demonstrate our value proposition to Medicare Advantage payors by providing superior patient outcomes, including higher discharge to community rates and lower lengths of stay, compared to alternative sites of care. The Medicare Advantage enrollment growth rate is greater than that of traditional Medicare fee-for-service, and our payor mix has shifted accordingly. Medicare Advantage payors represented 8.4% of our net operating revenues in 2017 and 16.2% in 2023. We believe our outcomes and quality of care data have helped drive a significant improvement in the payments we receive from Medicare Advantage payors. For example, reimbursement based on the type of patient/treatment required, commonly referred to as the case mix group basis ("CMG"), is typically greater than reimbursement on a per-diem rate basis, and we increased the percentage of our Medicare Advantage revenue paid based on CMG from approximately 58% in 2017 to approximately 90% in 2023.

  Given the significant number of stroke patients in need of post-acute care, we will continue working to build our stroke market share through our strategic sponsorship of the American Heart Association/American Stroke Association, the IRF treatment recommendations published by the Department of Veterans' Affairs and the Journal of the American Medical Association, our care coordination, and our hospitals' participation in The Joint Commission's Disease-Specific Care Certification Program. As of December 31, 2023, 136 of our 161 hospitals held stroke-specific certifications that required us to demonstrate effective use of evidence-based clinical practice guidelines to manage and optimize stroke care and an organized approach to performance measurement and evaluation of clinical outcomes. In

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2023, approximately 7% of patients recovering from a stroke in the U.S. were treated at our hospitals, accounting for approximately 18% of our overall patient mix.

We will continue to develop and implement post-acute solutions that allow us to apply our clinical expertise, large post-acute datasets, electronic medical record technologies, and strategic partnerships to drive improved patient outcomes and lower the cost of care across the entire post-acute episode, such as our reducing acute-care transfer model updated in 2022 and our fall prevention model implemented in 2022.

We will seek to expand efforts and initiatives to recruit and retain a qualified clinical workforce. In 2022, we implemented a centralized nurse recruiting model to create recruiting efficiencies, shorten the hiring process, and improve the candidate experience.

We will continue to install in our hospitals a hemodialysis system with which we are now able to provide inpatient dialysis to our patients without relying on third-parties. Historically, our patients have received dialysis from third-party vendors, either onsite or offsite as available, often resulting in interruptions to their therapy schedules. With this new onsite hemodialysis system, we can provide our patients dialysis without interrupting therapy or requiring patient travel, which lowers our cost of treatment and improves patient satisfaction. As of December 31, 2023, we had installed these systems in 83 of our hospitals.

- **Capital Structure**. We seek to maintain balance sheet flexibility, consider opportunistic refinancings and augment returns from investments in operations with shareholder distributions via common stock dividends and repurchases of our common stock. Our debt portfolio is concentrated in long-dated fixed-rate debt. Our free cash flow is the primary source of funding for the considerable investment in our *de novo* and bed addition growth plans. As an additional source of liquidity, we can access our $1 billion revolving credit facility of which $968 million was available for borrowing as of December 31, 2023. Our strong balance sheet as well as our leverage and liquidity profiles mitigate exposure to interest rate volatility and near-term refinancing risks.

For additional discussion of our strategic priorities as well as our progress toward our priorities in 2023, including operating results, growth, and shareholder distributions, and our business outlook, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview," "Results of Operations," and "Liquidity and Capital Resources."

Human Capital Management

Overview of Our Employees. As of December 31, 2023, we employed approximately 38,000 individuals. In the healthcare services sector, many professionals, such as nurses, desire flexible work arrangements. Accordingly, part-time and per diem employees represent a large percentage of our employee population. Except for 47 employees at one hospital (approximately 14.5% of that hospital's workforce), none of our employees are represented by a labor union as of December 31, 2023. The chart below includes a breakdown of our employees.

Type	Employees
Total Employees	37,761
Full-time Employees	22,356
Part-time Employees	2,952
Pool/Per-diem Employees	12,453

In some markets, the shortage of clinical personnel is a significant operating issue facing healthcare providers. Shortages of nurses and other clinical personnel, including therapists, may, from time to time, require us to increase use of more costly temporary personnel, which we refer to as "contract labor," and other types of premium pay programs. In order to recruit and retain those clinical employees, we maintain a total rewards program that we view as a combination of the tangible components of pay and benefits with the intangible components of a culture that encourages learning, development, and a supportive work environment. We believe our outstanding employee engagement scores, discussed below, evidence that our human capital management efforts have been successful. We focus on the following strategic human capital imperatives:

- Maintaining competitive compensation and benefit programs that reward and recognize employee performance;

- Fostering a strong culture that values diversity, equity, and inclusion; and

- Emphasizing employee development and engagement to attract talent and reduce turnover.

Compensation and Benefits. Maintaining competitive compensation and benefit programs that reward and recognize employee performance furthers our goal to attract, retain, and motivate employees who will help us deliver high-quality patient care. We are also committed to providing comprehensive benefit options that will allow our employees and their families to live healthier and more secure lives. In our compensation and benefit programs:

- we provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.

- we engage nationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our compensation and benefit programs, to provide benchmarking against our peers within the industry and by specific market, and to recommend design elements for those programs.

- we base annual increases and incentive compensation on merit, which is communicated to employees through our talent management process as part of our annual review procedures.

- all full-time and most part-time employees are eligible for health insurance, paid and unpaid leaves, a retirement plan, a wellness program, telemedicine, tuition reimbursement, an employee assistance program, and life and disability/ accident coverage.

- we provide an employer match on retirement plan contributions.

- we also offer a wide variety of voluntary benefits that allow employees to select the options that meet their needs, including pre-paid legal services, dental insurance, vision insurance, hospital indemnity insurance, accident insurance, critical illness insurance, supplemental life insurance, disability insurance, health savings accounts, flexible spending accounts, auto/home insurance, and identity theft insurance.

- we have various year-long, quarterly, and short-term incentive plans for field leadership, most marketing/sales employees, and executives.

- we make annual grants of restricted stock to employees at various levels, including non-executive management, to foster a strong sense of ownership and align the interests of management with those of our stockholders.

Diversity, Equity, and Inclusion. We believe fostering a strong culture that values diversity, equity, and inclusion, or DE&I, allows us to recruit and retain diverse employees and provide high-quality care to our diverse patients. We maintain a DE&I program that is overseen by a DE&I staff at our corporate office and supported by hospital diversity committees. Together, they design and execute initiatives that strengthen relationships, improve communication, and increase understanding, so we can better serve each other, our patients, and our communities. We believe our DE&I program furthers our efforts to provide culturally competent care. The key components of our DE&I program are:

- **Workforce Attraction and Development.** We seek to build our workforce to represent and reflect the communities we serve, which allows us to provide culturally competent care. In addition, we are committed to ensuring that all our employees are trained on DE&I topics as a foundational element of our employee and leadership development curriculum. Our other DE&I initiatives include scholastic partnerships with historically black colleges, recruitment tools to help identify and attract diverse talent, a website career tool to help veterans find jobs that closely align with their specific skills, and ongoing policy and procedure reviews to incorporate guidance and practices that align with our DE&I mission. Our Developing Future CEOs, or DFCEO, program provides training and mentorship for emerging leaders. Since its inception, 42 individuals have completed the program and been placed as hospital CEOs. Of those placed, 24% have been people of color, and 38% have been women. In 2023, the number of people of color in hospital leadership roles increased 11.2%.

- **Community Partnership.** We establish and maintain relationships with local organizations to improve health outcomes in our communities. An example of this type of partnership is our arrangement with Holy Family Cristo Rey Catholic High School in Birmingham. This partnership allows adolescents from disadvantaged groups to gain tangible work experience in our corporate office while earning funds for school tuition. In 2023, we sponsored seven students. Our other community initiatives include an annual report that provides information on our DE&I initiatives to people outside the Company. We also have memberships and active involvement in local chapters of the National Association of Health Service Executives, an organization that promotes the advancement and development of minority healthcare leaders. We provide training and mentorship to the next generation of healthcare leaders with the goal of helping them develop the skills and passion for inpatient rehabilitation. Many of our hospitals have clinical rotations with local universities and regularly attend school career fairs. In addition, we are active participants in a regional working group of Alabama-based businesses convened to discuss and share DE&I best practices. We also sponsored the 2023 Magic City Classic, the largest historically black college and university football game in the country, in order to promote the Encompass Health brand and career opportunities to the in-person attendees, estimated at approximately 70,000, as well as visitors to the event's website.

- **Supplier Diversity.** We maintain a supplier base program that offers contracting opportunities with manufacturers, distributors and service providers that are certified as minority-owned, veteran-owned and small disadvantage-owned businesses, and we continue to research and identify additional diverse supplier certifying organizations.

We have undertaken other initiatives to emphasize the importance of DE&I in the workplace and its role in providing the best quality patient care. For example, we participate in the CEO Action for Diversity and Inclusion Pledge. This coalition of chief executive officers is dedicated to advancing DE&I in the workplace. Every three to four years, we engage a third-party consulting agency to help us evaluate our program and explore possible enhancements. We then provide the feedback to our board of directors. We have published a series of video conversations and written communications with various employees and members of executive management to highlight personal experience to promote DE&I throughout the organization. In addition, the DE&I department works closely with the quality, clinical and case management departments to improve health equity (including through development of our social determinants of health risk assessment for use by patient case managers) and ensure our interprofessional health care teams have the resources they need to provide culturally competent care.

The success of our DE&I program is evidenced by our annual employee engagement survey results. We ask employees to rate five separate statements related to our DE&I program, including "there is an equal opportunity for people to have a successful career at the Company," "diversity (individual differences, perspectives, and experience) is embraced as a strength by this Company," "our Company equips me/staff with the resources to deliver culturally competent care to our patients," and "my immediate manager supports diversity, equity, and inclusion in the workplace." All five of those statements rated with a level of agreement at or above 80% and above the healthcare benchmark provided by the surveying vendor.

<u>Employee Development and Engagement</u>. Our employee development and engagement further our ability to attract and retain healthcare professionals in a highly competitive environment where staffing shortages are not uncommon. We track and measure therapist and nurse turnover for our full-time employees on a quarterly and annual basis for significant trends and outliers, but we do not believe comparisons of our data to external turnover benchmarks are a valid representation, as they do not account for the variations in survey data across markets, hospital sizes, practice settings, and practice specialties. The table below shows those turnover rates for 2023 and 2022.

	2023	**2022**
Therapist	7.8%	9.1%
Nurse	23.1%	28.1%

We support the long-term career aspirations of our employees through education and personal development.

- **Education Opportunities.** We offer our nurses an opportunity to advance their academic degrees at a reduced tuition rate of 25% to 50% of the total program cost. To date, approximately 1,167 of our nurses have taken advantage of this opportunity. Additionally, our full-time inpatient nursing and therapy staff have unlimited access to online education and training to ensure continuing education units are available at no cost.

- **Tuition Reimbursement/Scholarship Programs.** Employees also have the opportunity to advance their education through our tuition reimbursement and scholarship programs. We reimbursed over $1.1 million in tuition and paid over $2.8 million toward employees' student loan debt in 2023.

- **Academic Endowments.** We endowed five scholarships for deserving students from underrepresented groups pursuing degrees in nursing and allied health fields.

- **Therapy Grants.** We fund research projects to investigate the impact and effectiveness of therapy in the inpatient rehabilitation setting. In recent years, we have funded studies and research on topics ranging from caregiver education to the effectiveness of occupation-centered interventions. The program is open to qualified candidates, including employees.

- **Other Employee Development Programs:**

  - career ladders that offer paths to develop, demonstrate, and be rewarded for expanded responsibility in nursing, therapy and case management;

- online development library that provides access to a wide range of readily available internal and external content on many topics important for success in current or desired jobs;

- developing future leaders program that develops nurses and therapists for supervisory positions and develops nurse and therapy supervisors for higher level positions;

- leadership precepting that provides new leaders 6-12 months of structured mentoring from experienced, high-performing peers;

- leadership coaching that provides six months of executive coaching to high performing leaders; and

- DFCEO program that provides 18-24 months of intensive on-the-job experience to develop participants for future hospital chief executive officer openings.

To further aid in employee development, we have invested in best-in-class technology to offer on-demand learning and development programs. Additionally, we annually review our talent to identify potential successors for key positions and to identify candidates for accelerated development based on their performance and potential. The annual process includes an assessment of employee promotability based on a set of leadership core competencies defined as part of the Company's talent strategy.

Employee engagement is a key driver of retention. As such, we conduct an annual employee engagement survey open to all our employees, helping us to gauge employee satisfaction with and commitment to their jobs. In 2023, 82% of our employees participated in the survey, which measures perceptions based on 38 questions from the categories listed below. The overall Company engagement score was 83% favorable, representing a 2% increase over 2022. In 2023, we again surpassed the healthcare benchmarks in each of the 10 categories:

- ethics and compliance
- culture of safety
- diversity, equity, and inclusion
- work environment
- leadership

- teamwork
- engagement
- culture of trust
- individual value
- communication

Furthermore, some hospitals participate in a 5-item pulse engagement survey mid-year to gain feedback on their engagement action plans. Pulse surveys allow us to target and achieve improved engagement scores at the hospital level.

Competition

The inpatient rehabilitation industry, outside of our leading position, is highly fragmented. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, most of which are within acute-care hospitals, in the markets we serve. An acute-care hospital operating its own unit, particularly one owned or operated by a large public company or not-for-profit that has a dominant position in the local market, can be a formidable competitor because 91% of our patients come from acute-care hospitals. There are several privately held companies offering post-acute rehabilitation services that compete with us primarily in select geographic markets. In addition, there is a public company that is primarily focused on other post-acute care services but also operates 33 inpatient rehabilitation hospitals. Other providers of post-acute care services compete for some rehabilitation patients. For example, nursing homes may market themselves as offering certain rehabilitation services, particularly to patients not in need of intensive rehabilitation therapy, even though those nursing homes are not required to offer the same level of care, and are not licensed, as hospitals. The primary competitive factors in any given market include the quality of care and service provided, the treatment outcomes achieved, the relationship and reputation with managed care and other private payors and the acute-care hospitals, physicians, or other referral sources in the market, and the regulatory barriers to entry in certificate of need states. The ability to work as part of an integrated delivery payment model with other providers, including the ability to deliver quality patient outcomes and cost-effective care, could become an increasingly important factor in competition if a significant number of people in a market are participants in one or more of these models. See the "Regulation—Relationships with Physicians and Other Providers" and "Regulation—Certificates of Need" sections below for further discussion of some of these factors. For a list of our inpatient rehabilitation markets by state, see the table in Item 2, *Properties*.

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Regulatory and Reimbursement Challenges

Healthcare is a highly regulated industry facing many well-publicized regulatory and reimbursement challenges driven by escalating costs and the pursuit of better quality of care. The Medicare reimbursement system for inpatient rehabilitation has changed significantly over the years. The future of many aspects of healthcare regulation remains uncertain. Any regulatory or legislative changes impacting the healthcare industry ultimately may affect, among other things, reimbursement of healthcare providers, consumers' access to coverage of health services, including among non-Medicare aged population segments within commercial insurance markets and Medicaid enrollees, and competition among providers. Changes may also affect the delivery of healthcare services to patients by providers and the regulatory compliance obligations associated with those services.

Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so. For more in-depth discussion of the primary challenges and risks related to our business, particularly the changes in Medicare reimbursement, increased compliance and enforcement burdens, and changes to our operating environment resulting from healthcare reform, see "Sources of Revenues—Medicare Reimbursement" and "Regulation" below in this section as well as Item 1A, *Risk Factors,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. The federal and state governments establish payment rates as described in more detail below. We negotiate the payment rates with non-governmental group purchasers of healthcare services that are included in "Managed care" in the tables below, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), and other managed care plans. Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in managed care plans. Revenues from Medicare and Medicare Advantage represent approximately 81% of total revenues.

The sources and relative mix of our revenues for the last three years are:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Medicare	65.0 %	65.3 %	64.4 %
Medicare Advantage	16.2 %	15.1 %	15.2 %
Managed care	11.1 %	11.6 %	12.1 %
Medicaid	4.0 %	4.2 %	4.1 %
Other third-party payors	0.9 %	0.9 %	1.1 %
Workers' compensation	0.5 %	0.6 %	0.6 %
Patients	0.3 %	0.4 %	0.5 %
Other income	2.0 %	1.9 %	2.0 %
Total	100.0 %	100.0 %	100.0 %

Medicare Reimbursement

Medicare is a federal program that provides hospital and medical insurance benefits to persons aged 65 and over, qualified disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare providers, facilities, and services. Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent agency that advises the United States Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). MedPAC also makes recommendations on regulatory actions to CMS. Neither Congress nor CMS is obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance either will adopt MedPAC's recommendations in a given year. However, MedPAC's recommendations have, and could in the future, become the basis for subsequent legislative or, as discussed below, regulatory action.

The Medicare statutes are subject to change from time to time. With respect to Medicare reimbursement, the ACA provided for specific reductions to healthcare providers' annual market basket updates and other payment policy changes. In August 2011, President Obama signed into law the Budget Control Act of 2011 providing for an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through mid-fiscal year 2032 unless Congress and the President take further action. In response to the public health emergency associated with the pandemic, Congress and the President suspended sequestration through March 31, 2022. Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare. The Congressional Budget Office estimated that the American Rescue Plan Act of 2021 would result in budget deficits necessitating a 4% reduction in Medicare program payments under the Statutory PAYGO, but subsequent legislation enacted by Congress suspended until 2025 the Statutory PAYGO reductions that would have gone into effect. In the future, concerns about the federal deficit, national debt levels and the solvency of the Medicare trust fund could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. Healthcare will almost certainly be the subject of significant regulatory and legislative changes regardless of the party in control of the executive and legislative branches of state and federal governments.

From time to time, Medicare regulations, including reimbursement methodologies and rates, can be further modified by CMS. Subject to its statutory authority, CMS may make some prospective payment system changes. For example, CMS changed the IRF-PPS, effective October 1, 2019, to replace the FIM™ assessment instrument with new patient assessment measures, which we refer to as "Section GG functional measures" or "Section GG" based on the designation CMS assigned to them. Section GG affects patients' classification into case-mix groupings, relative weights, and length-of-stay values under the IRF-PPS, which in turn affect our reimbursement amounts. In some instances, CMS's modifications can have a substantial impact on healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates in prospective payment systems, including the IRF-PPS, by what is commonly known as a "market basket update." CMS may take other regulatory action affecting rates as well. For example, under the ACA, CMS requires IRFs to submit data on certain quality of care measures for the IRF quality reporting program. A facility's failure to submit the required quality data results in a two percentage point reduction to that facility's annual market basket increase factor for payments made for discharges in a subsequent Medicare fiscal year. IRFs began submitting quality data to CMS in October 2012. All of our inpatient rehabilitation hospitals have met the reporting deadlines to date resulting in no corresponding reimbursement reductions.

We cannot predict the adjustments to Medicare payment rates Congress or CMS may make in the future. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. Any additional downward adjustment to rates or limitations on reimbursement for the types of facilities we operate and services we provide could have a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of the risks associated with our concentration of revenues from the federal government or with potential changes to the statutes or regulations governing Medicare reimbursement, see Item 1A, *Risk Factors,* "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by other rules and regulations that indirectly affect reimbursement for our services, such as data coding rules and patient coverage rules and determinations. For example, Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable and necessary. Current CMS coverage rules require inpatient rehabilitation services to be ordered by a physician and be coordinated by an interdisciplinary team and the admission to the IRF must be reviewed and approved by a specialized rehabilitation physician. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide the rehabilitation nursing, physical therapy, occupational therapy, speech-language pathology, social services, psychological services, and prosthetic and orthotic services that may be needed. Medicare contractors processing claims for CMS make coverage determinations regarding medical necessity that can represent novel or restrictive interpretations of the CMS coverage rules. Those interpretations are not made through a notice and comment review process. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us. However, more restrictive coverage interpretations can limit or delay our reimbursement for services provided to potentially large pools of patients with similar medical conditions.

In the ordinary course, Medicare reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit from time to time by governmental payors and their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings, as well as the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG"), CMS, and state Medicaid programs. In addition to those audits conducted by existing MACs, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. Some contractors are paid a percentage of the overpayments recovered. The Recovery Audit Contractors ("RACs") conduct payment reviews of claims, which can examine coding, overall billing accuracy, and medical necessity. When conducting an audit, the RACs receive claims data directly from MACs on a monthly or quarterly basis.

CMS has also established Unified Program Integrity Contractors ("UPICs") to perform fraud, waste, and abuse detection, deterrence and prevention activities for Medicare and Medicaid claims. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice ("DOJ"). Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the payment errors they identify.

As a matter of course, we undertake significant efforts through training, education, and documentation to ensure compliance with coding and medical necessity coverage rules. Despite our efforts to ensure accurate coding and assessment of patients, audits have in the past led and may in the future lead to assertions that we have been underpaid or overpaid by Medicare or that we have submitted improper claims in some instances. Audits also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict when or how these audit programs will affect us. Any denial of a claim for payment, either as a result of an audit or ordinary course payment review by the MAC, is subject to an appeals process that can take years to complete. For additional discussion of these audits and the risks associated with them, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

As noted above, our inpatient rehabilitation hospitals receive a fixed payment reimbursement amount per discharge under the IRF-PPS based on the patient's rehabilitation impairment category and other characteristics and conditions identified by the attending clinicians. In order to qualify for reimbursement under the IRF-PPS, our hospitals must comply with various Medicare rules and regulations including documentation and coverage requirements, or specifications as to what conditions must be met to qualify for reimbursement. These requirements relate to, among other things, pre-admission screening, and individual treatment planning that all delineate the role of physicians in ordering and overseeing patient care. For example, physicians must approve patient admissions and in doing so determine that the treatment of the patients in an IRF setting is reasonable and necessary. A rehabilitation physician must then conduct face-to-face visits with the patients at least three days per week throughout the IRF stay. Also, patients admitted to IRFs must be able to tolerate a minimum of three hours of therapy per day for five days per week, and IRFs must have a registered nurse available 24 hours, each day of the week.

In addition, to qualify as an IRF under Medicare rules, a facility must be primarily focused on treating patients with one of 13 specified medical conditions that typically require intensive therapy and supervision, such as stroke, brain injury, hip fracture, certain neurological conditions, and spinal cord injury. Specifically, at least 60% of a facility's patients must have a diagnosis or qualifying comorbidity from at least one of these 13 conditions, which requirement is known as the "60% Rule." If an IRF does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then its classification as an IRF may be terminated by CMS causing the facility to be paid under the acute-care payment system which would result in reduced total reimbursement per patient. If some of our hospitals fail to demonstrate compliance with the 60% Rule and CMS re-classifies them as acute-care hospitals, our revenue and profitability may be materially and adversely affected.

Under the IRF-PPS, CMS is required to adjust the payment rates based on an IRF-specific market basket index. The annual market basket update is designed to reflect changes over time in the prices of a mix of goods and services used by IRFs. In setting annual market basket updates, CMS uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes. With IRF-PPS, our inpatient rehabilitation hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Accordingly, our hospitals benefit from being cost-effective providers.

On July 27, 2022, CMS released its notice of final rulemaking for fiscal year 2023 IRF-PPS (the "2023 IRF Rule"). The 2023 IRF Rule implemented a net 3.9% market basket increase (market basket update of 4.2% reduced by a productivity adjustment of 0.3%) effective for discharges between October 1, 2022 and September 30, 2023. The productivity adjustment equals the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. The 2023 IRF Rule also included changes that impacted our hospital-by-hospital base rate for Medicare reimbursement. Such changes included, but were not limited to, revisions to the wage index and labor-related share values, updates to outlier payments and updates to the case-mix group relative weights and average lengths of stay values.

On July 27, 2023, CMS released its notice of final rulemaking for fiscal year 2024 IRF-PPS (the "2024 IRF Rule"). The 2024 IRF Rule implements a net 3.4% market basket increase (market basket update of 3.6% reduced by a productivity adjustment of 0.2%) effective for discharges between October 1, 2023 and September 30, 2024. The 2024 IRF Rule also includes changes that impact our hospital-by-hospital base rate for Medicare reimbursement. Such changes include, but are not limited to, revisions to the wage index and labor-related share values, updates to outlier payments and updates to the case-mix group relative weights and average lengths of stay values. Based on our analysis, which utilizes, among other things, the acuity of our patients annualized over the twelve-month prior period ended June 30, 2023, our experience with outlier payments over that same time frame, and other factors, we believe the 2024 IRF Rule will result in a net increase to our Medicare payment rates of approximately 3.3% effective October 1, 2023.

Unlike our inpatient services, our outpatient services are primarily reimbursed under the Medicare Part B physician fee schedule. On November 2, 2023, CMS released its final notice of rulemaking for the payment policies under the physician fee schedule and other revisions to Part B policies for calendar year 2024. The updates to the fee schedule are not expected to be material to us.

For additional discussion of the Medicare payment rules and other regulatory and legislative initiatives affecting Medicare reimbursement that could impact our businesses, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Medicare Advantage, Managed Care and Other Discount Plans

We negotiate payment rates with certain large group purchasers of healthcare services, including Medicare Advantage plans, managed care plans, private insurance companies, and third-party administrators. Managed care contracts typically have terms between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rate increases) unless a party elects to terminate the contract. In 2023, typical rate increases for our contracts ranged from 2-4%. We cannot provide any assurance we will continue to receive increases in the future. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

As the percentage of Medicare-eligible beneficiaries choosing Medicare Advantage over traditional Medicare has grown, we have seen the percentage of our revenue derived from Medicare Advantage payors grow. In 2023, approximately 50% of Medicare beneficiaries enrolled in Medicare Advantage plans. This percentage has steadily increased over time since 2003. The Congressional Budget Office projects that the share of all Medicare beneficiaries enrolled in Medicare Advantage plans will rise to about 62% by 2033. We expect the percentage of our total revenues attributable to Medicare Advantage plans to continue to grow as well. Typically, Medicare Advantage and other managed care plans reimburse us less than traditional Medicare for the same type of care and patient, but that differential has been shrinking in recent years.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are deemed unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Historically, states experiencing shortfalls in their Medicaid budgets have implemented cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of some services. On average, our reimbursement per discharge from Medicaid is lower than that from traditional Medicare, Medicare Advantage and other managed care payors. For the year ended December 31, 2023, Medicaid payments represented only 4.0% of our consolidated *Net operating revenues,* and Medicaid discharges represented 6.3% of our total inpatient discharges. For additional discussion, see Item 1A, *Risk Factors*, "Reimbursement Risks."

Cost Reports

Because of our participation in Medicare and Medicaid, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by healthcare providers to Medicare beneficiaries and

Medicaid recipients. These annual cost reports are subject to routine audits which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits are used for determining if any under- or over-payments were made to these programs and to set payment levels for future years. Medicare also makes retroactive adjustments to payments for certain low-income patients after comparing subsequently published statistical data from CMS to the cost report data. We cannot predict what retroactive adjustments, if any, will be made, but we do not anticipate these adjustments will have a material impact on us.

Regulation

The healthcare industry is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our operations, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth. State and local healthcare regulation may cover additional matters such as nurse staffing ratios, healthcare worker safety, disclosure of charges for services provided, marijuana legalization, and assisted suicide. We are also subject to the broader federal and state regulations that prohibit fraud and abuse in the delivery of healthcare services. Congress, HHS-OIG, and the DOJ have historically focused on fraud and abuse in healthcare. Since the 1980s, a steady stream of changes have stiffened criminal and civil penalties or made it easier for DOJ to impose liability on companies and individuals. As a healthcare provider, we are subject to periodic audits, examinations and investigations conducted by, or at the direction of, government investigative and oversight agencies. Failure to comply with applicable federal and state healthcare regulations can result in a provider's exclusion from participation in government reimbursement programs and in substantial civil and criminal penalties.

We undertake significant effort and expense to provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations, as well as, for most hospitals, accreditation standards of The Joint Commission and, for some hospitals, the Commission on Accreditation of Rehabilitation Facilities. Accredited hospitals are subject to periodic resurvey to ensure the standards are being met.

Beyond healthcare specific regulations, we face increasing state and local regulation in areas, such as labor and employment and data privacy, traditionally subject to only or primarily federal regulation. In addition to the risk and burden of new, additional, or more stringent regulatory standards, these state and local regulations often conflict with federal regulation, and with each other. Given the number of locations in which we operate, increasing state and local regulation, which may be more stringent than federal regulation and may even conflict with federal or other state or local regulation, represents a significant burden and risk to us.

We maintain a comprehensive ethics and compliance program to promote conduct and business practices that meet or exceed requirements under laws, regulations, and industry standards. The program monitors the Company's performance on, and raises awareness of, various regulatory requirements among employees and emphasizes the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees, Board members, medical directors, vendors, and other non-employees that operate within our hospitals, and require all employees to report any violations to their supervisor or another person of authority or through a toll-free telephone hotline. Another integral part of our compliance program is a policy of non-retaliation against employees who report compliance concerns.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, infection control, maintenance of adequate records and patient privacy, fire prevention, and compliance with building codes and environmental protection laws. Our inpatient rehabilitation hospitals are subject to periodic inspection and other reviews by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our hospitals are required to be licensed.

In addition, inpatient rehabilitation hospitals must be certified by CMS to participate in the Medicare program and generally must be certified by Medicaid state agencies to participate in Medicaid programs. Certification and participation in these programs involve numerous regulatory obligations. For example, hospitals must treat at least 20 patients without reimbursement prior to certification and eligibility for Medicare reimbursement. Once certified by Medicare, hospitals undergo periodic on-site surveys and revalidations in order to maintain their certification. All of our inpatient hospitals participate in the Medicare program.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant hospitals or otherwise impose sanctions for noncompliance. Non-governmental payors often have the right to terminate provider contracts if the provider loses its Medicare or Medicaid certification.

All Medicare providers are subject to employee screening requirements and associated fees. The screening of employees with patient access must include a licensure check and may include other procedures such as fingerprinting, criminal background checks, unscheduled and unannounced site visits, database checks, and other screening procedures prescribed by CMS. If a healthcare provider arranges or contracts with an individual or entity who is excluded by HHS-OIG from participation in a federal healthcare program, the provider may be subject to civil monetary penalties if the excluded person renders services reimbursed, directly or indirectly, by a program.

We have developed operational systems to facilitate compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance. A determination by a regulatory authority that a hospital is not in compliance with applicable requirements could also lead to the assessment of fines or other penalties, loss of licensure, exclusion from participation in Medicare and Medicaid, and the imposition of requirements that the offending hospital must take corrective action.

Certificates of Need

In some states and U.S. territories where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or inpatient services may be subject to review by and prior approval of state regulatory bodies under a "certificate of need," or "CON," law. As of December 31, 2023, approximately 36% of our licensed beds are in states or U.S. territories that have CON laws. CON laws require a reviewing authority or agency to determine the public need for additional or expanded healthcare facilities and services. These laws also generally require approvals for capital expenditures involving inpatient rehabilitation hospitals if such capital expenditures exceed certain thresholds. In addition, CON laws in some states require us to abide by certain charity care commitments as a condition for approving a CON. Any instance where we are subject to a CON law, we must obtain it before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

We potentially face opposition any time we initiate a project requiring a new or amended CON or seek to acquire an existing CON. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of beds or hospitals in given markets or increase our costs in seeking those additions. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition for us (in markets where we hold a CON) and for other providers (in markets where we are seeking a CON). We have generally been successful in obtaining CONs or similar approvals, although there can be no assurance we will achieve similar success in the future, and the likelihood of success varies by locality and state.

In an attempt to reduce regulation and increase competition, lawmakers in several states have recently proposed modification or even full repeal of CON laws. In 2019, Florida enacted legislation to repeal CON laws for several provider types, including IRFs. Similarly, in 2023, South Carolina enacted legislation to repeal CON laws for several provider types, including IRFs. We believe CON-related legislation and regulation changes, including both repeal and expansion of CON requirements, will continue to be proposed in various states for the foreseeable future.

False Claims

The federal False Claims Act (the "FCA") imposes liability for the knowing presentation of a false claim to the United States government and provides for penalties equal to three times the actual amount of any overpayments plus up to approximately $27,000 per claim. Federal civil penalties will be adjusted to account for inflation each year. In addition, the FCA allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. The government and relators may also allege violations of the FCA for the knowing and improper failure to report and refund amounts owed to the government in a timely manner following identification of an overpayment. This is known as a "reverse false claim." The government deems identification of the overpayment to occur when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment.

Because we have hundreds of thousands of claims a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error, cost reporting error or disagreement over physician medical judgment could result in significant damages and civil and criminal penalties under the FCA. Many states have also adopted similar laws relating to state government payments for healthcare services. The ACA amended the FCA to expand the definition of false claim, to make it easier for the government to initiate and conduct investigations, to enhance the monetary reward to relators where prosecutions are ultimately successful, and to extend the statute of limitations on claims by the government. The federal government has become increasingly aggressive in asserting that incidents of erroneous billing or record keeping represent FCA violations and in challenging the medical judgment of independent physicians as the basis for FCA allegations. Furthermore, well-publicized enforcement actions indicate that the federal government has increasingly sought to use statistical sampling to extrapolate allegations to larger pools of claims or to infer liability without proving knowledge of falsity of individual claims. A violation of the FCA by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation. For additional discussion, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Note 18, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Relationships with Physicians and Other Providers

Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the "Anti-Kickback Law"). The ACA amended the federal Anti-Kickback Law to provide that proving violations of this law does not require proving actual knowledge or specific intent to commit a violation. Another amendment made it clear that Anti-Kickback Law violations can be the basis for claims under the FCA. These changes and those described above related to the FCA, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. In addition to standard federal criminal and civil sanctions, including imprisonment and penalties of up to $100,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. Federal civil penalties will be adjusted to account for inflation each year. HHS-OIG regulations itemize compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions.

On November 20, 2020, HHS-OIG finalized a rule to modernize the Anti-Kickback Law by reducing regulatory barriers to care coordination and accelerating adoption of value-based delivery and payment models (the "2020 AKL Rule"). The 2020 AKL Rule adds several new safe harbors for value-based arrangements and modifies several existing safe harbors with the goal of encouraging innovations that are beneficial to patients while maintaining necessary safeguards to protect against fraud and abuse. The 2020 AKL Rule also expands the safe harbor for cybersecurity technology by covering remuneration in the form of cybersecurity technology and services. The new and modified value-based safe harbors are available to inpatient rehabilitation providers if the applicable conditions are met.

Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation of the Anti-Kickback Law by us or one or more of our joint ventures could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

We operate a number of our rehabilitation hospitals through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to us. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Some of these investment relationships and contractual relationships may not fall within the protection offered by a safe harbor. Despite our compliance and monitoring efforts, there can be no assurance violations of the Anti-Kickback Law will not be asserted in the future, nor can there be any assurance our defense against any such assertion would be successful.

For example, we have entered into agreements to manage our hospitals that are owned by joint ventures. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and comply with the Anti-Kickback Law.

Physician Self-Referral Law. The federal law commonly known as the "Stark law" and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, radiology services, and home health services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing Medicare for those referred services. Violators of the Stark law and regulations may be subject to recoupments, civil monetary sanctions (up to approximately $30,000 for each violation and assessments up to three times the amount claimed for each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to approximately $200,000 for a circumvention scheme. Federal civil penalties will be adjusted to account for inflation each year. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.

Under the ACA, the exception to the Stark law that currently permits physicians to refer patients to hospitals in which they have an investment or ownership interest has been dramatically limited by providing that only physician-owned hospitals with a provider agreement in place on December 31, 2010 are exempt from the general ban on self-referral. Existing physician-owned hospitals are prohibited from increasing the physician ownership percentage in the hospital after March 23, 2010. Additionally, physician-owned hospitals are prohibited from increasing the number of licensed beds after March 23, 2010, except when certain market and regulatory approval conditions are met. We have no hospitals that would be considered physician-owned under this law.

On November 20, 2020, CMS finalized a rule implementing various changes to the Stark law to provide better access and outcomes for patients by creating clearer paths for providers to serve patients through enhanced coordinated care agreements (the "2020 Stark Rule"). Notably, the 2020 Stark Rule creates permanent exceptions for value-based compensation arrangements that provide at least one value-based activity, which arrangements must further one value-based purpose, which may include: (1) coordinating and managing patient care; (2) improving quality of care for a target population; (3) reducing costs or expenditure growth without reducing quality of care; and (4) transitioning from health care delivery and payment mechanisms that are based on volume to outcome-based delivery and payment systems. In addition, the 2020 Stark Rule adopts a new exception regarding the provision of cybersecurity items to physicians and makes permanent the electronic health record exception under the Stark law.

The complexity of the Stark law and the associated regulations and their associated strict liability provisions are a challenge for healthcare providers, who do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet one or more exceptions to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.

Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us. A violation of the Stark law by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare or Medicaid beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive a monetary reward for providing information on Medicare fraud and abuse that leads to the recovery of Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties. The United States Department of Health and Human Services Office of Civil Rights ("HHS-OCR") implemented a permanent HIPAA audit program for healthcare providers nationwide in 2016. As of December 31, 2023, we have not been selected for audit.

HIPAA and related regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information.

The Health Information Technology for Economic and Clinical Health ("HITECH") Act modifies and expands the privacy and security requirements of HIPAA. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include: expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS-OCR rules implementing the HITECH Act expand the potential liability for a breach involving protected health information to cover some instances where a subcontractor is responsible for the breaches and that individual or entity was acting within the scope of delegated authority under the related contract or engagement. These rules generally define "breach" to mean the acquisition, access, use or disclosure of protected health information in a manner not permitted by the HIPAA privacy standards, which compromises the security or privacy of protected health information. Under these rules, improper acquisition, access, use, or disclosure is presumed to be a reportable breach, unless the potentially breaching party can demonstrate a low probability that protected health information has been compromised.

HHS-OCR is responsible for enforcing the requirement that covered entities notify the United States Department of Health and Human Services ("HHS") and any individual whose protected health information has been improperly acquired, accessed, used, or disclosed. In certain cases, notice of a breach is required to be made to media outlets. The heightened penalties for noncompliance range from $100 to $50,000 per violation for most violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties start at approximately $64,000 per violation and are not subject to a per violation statutory maximum. Penalties are also subject to an annual cap for multiple identical violations in a single calendar year. Pursuant to guidance from HHS-OCR, this enforcement cap ranges from a minimum of $25,000 per year to a maximum of $1,500,000 per year depending on an entity's level of culpability. Importantly, HHS-OCR has indicated that the failure to conduct a security risk assessment or adequately implement HIPAA compliance policies could qualify as willful neglect.

In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Healthcare providers will continue to remain subject to any federal or state privacy-related laws, including but not limited to the California Consumer Privacy Act, that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. HHS-OIG and other regulators have also increasingly interpreted laws and regulations in a manner as to increase exposure of healthcare providers to allegations of noncompliance. Any actual or perceived violation of privacy-related laws and regulations, including HIPAA and the HITECH Act, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Civil Monetary Penalties Law

Under the Civil Monetary Penalties Law, HHS may impose civil monetary penalties on healthcare providers that present, or cause to be presented, ineligible reimbursement claims for services. The 2018 Budget Act increased the civil monetary penalties, which vary depending on the offense from $5,000 to $100,000 per violation, plus treble damages for the amount at issue and may include exclusion from federal health care programs such as Medicare and Medicaid. The penalties are adjusted annually to account for inflation. HHS may seek to impose monetary penalties under this law for, among other things, offering inducements to beneficiaries for program services and filing false or fraudulent claims.

Available Information

We make available through our website, www.encompasshealth.com, the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments to those reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission.

Item 1A.   Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and the reader should take such risks into account in evaluating Encompass Health or any investment decision involving Encompass Health. This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of material risk factors. More detailed information concerning other risks and uncertainties as well as those described below is contained in other sections of this annual report. Still other risks and uncertainties we have not or cannot foresee as material to us may also adversely affect us in the future. If any of the risks below or other risks or uncertainties discussed elsewhere in this annual report are actually realized, our business and financial condition, results of operations, and cash flows could be adversely affected. In the event the impact is materially adverse, the trading price of our common stock could decline.


Risks Related to the Spin Off of Our Home Health and Hospice Business


We may not be able to engage in beneficial capital-raising or strategic transactions.

On July 1, 2022, we completed the previously announced separation of our home health and hospice business through the distribution (the "Spin Off") of all of the outstanding shares of common stock, par value $0.01 per share, of Enhabit, Inc. ("Enhabit") to the stockholders of Encompass Health. As a result of the Spin Off, Enhabit is now an independent public company and its common stock is listed under the symbol "EHAB" on the New York Stock Exchange. The Spin Off is intended to be a tax-free transaction. Under current U.S. federal income tax law, a spin off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the parent corporation. To preserve the tax-free treatment of the Spin Off, we may be limited, for a period of time, in our ability to pursue certain equity issuances, strategic transactions, repurchases, or other transactions (including certain dispositions of assets) that we may otherwise believe to be in the best interests of our stockholders or that might increase the value of our business.

If the Spin Off were to fail to qualify as tax-free, including as a result of transactions in our stock or the stock of Enhabit, we could be subject to significant tax liabilities.

We received a private letter ruling from the Internal Revenue Service regarding certain U.S. federal income tax matters relating to the Spin Off and its associated transactions and an opinion of outside counsel regarding the qualification of certain elements of those transactions. Although we intend for the Spin Off to be tax-free for U.S. federal income tax purposes, there can be no assurance that the Spin Off will not trigger a tax event. Even if the Spin Off were to otherwise qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, it may result in taxable gain to us (but not our stockholders) under Section 355(e) of the Code if it is deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater ownership interest (by vote or value) in us or Enhabit. If the IRS were to determine that any post-Spin Off acquisitions of our stock or that of Enhabit, pursuant to such a plan (when aggregated with any pre-Spin Off acquisitions of our stock or that of Enhabit, as applicable, pursuant to such a plan) would represent a 50% or greater ownership interest therein, such determination could result in significant tax liabilities to us. Any such tax liabilities imposed on us may adversely affect an investment in our stock.

Under a tax matters agreement we entered into with Enhabit in connection with the Spin Off, Enhabit is required to indemnify us for any taxes we incur resulting from the Spin Off to the extent such amounts result from certain disqualifying actions by, or acquisition of equity securities of, Enhabit. Additionally, Enhabit is generally required to indemnify us for a specified portion of any taxes we incur (a) arising as a result of the failure of the Spin Off and certain related transactions to qualify as a transaction that is generally tax-free or a failure of the Spin Off that is intended to qualify as a transaction that is generally tax-free to so qualify to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, Enhabit or us or (b) arising from certain audit or other adjustments to tax liabilities incurred with respect to the Spin Off that were not intended to qualify as tax-free. The amount of any such taxes for which we would be responsible may be significant, and if we were unable to obtain indemnification payments from Enhabit to which we are entitled under the tax matters agreement or other agreements entered into in connection with the Spin Off, we would incur significant losses.

FORM 10-K

Reimbursement Risks

Reductions or changes in reimbursement from government or third-party payors could adversely affect our Net operating revenues and other operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare program. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. In addition to many ordinary course reimbursement rate changes that The Centers for Medicare & Medicaid Services ("CMS") of the U.S. Department of Health and Human Services ("HHS") adopts each year as part of its annual rulemaking process for various healthcare provider categories, Congress and some state legislatures have periodically proposed significant changes in laws and regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in reimbursement freezes and reductions, or reimbursement increases that are less than the increases we experience in our costs of operation.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010 (the "ACA") as a significant healthcare reform. Many provisions within the ACA have impacted or could in the future impact our business, including Medicare reimbursement reductions and promotion of alternative payment models, such as accountable care organizations ("ACOs") and bundled payment initiatives. The nature and substance of state and federal healthcare laws are subject to change, by means of both broad base healthcare reform legislation, like the ACA, and targeted legislative and regulatory action. Any future legislative and regulatory changes may impact the provisions of the ACA discussed below or other laws or regulations that either currently affect, or may in the future affect, our business.

For Medicare providers like us, these laws include reductions in CMS's annual adjustments to Medicare reimbursement rates, commonly known as a "market basket update." In accordance with Medicare laws and statutes, CMS makes market basket updates by provider type in an effort to compensate providers for rising operating costs. The ACA required reductions, the last of which ended in 2019, in the annual market basket updates for hospital providers ranging from 10 to 75 basis points. In addition, the ACA requires the market basket updates for hospital providers to be reduced by a productivity adjustment on an annual basis. The productivity adjustment equals the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. To date, the productivity adjustments have typically resulted in decreases to the market basket updates ranging from 30 to 100 basis points.

Other federal legislation can also have a significant impact on our Medicare reimbursement. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an automatic 2% reduction of Medicare program payments. This automatic reduction, known as "sequestration," began affecting payments received after April 1, 2013. Under current law, for each year through mid-fiscal year 2032, the reimbursement we receive from Medicare, after first taking into account all annual payment adjustments including the market basket update, will be reduced by sequestration unless it is repealed or modified before then. In response to the public health emergency associated with the COVID-19 pandemic, Congress and the President suspended sequestration from May 1, 2020 through March 31, 2022.

Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the "American Rescue Plan Act"). The Congressional Budget Office estimated that the American Rescue Plan Act would result in budget deficits necessitating a 4% reduction in Medicare program payments for 2022 under the Statutory PAYGO, but subsequent legislation enacted by Congress suspended until 2025 the Statutory PAYGO reductions that would have gone into effect.

Additionally, concerns held by federal policymakers about the federal deficit, national debt levels, or healthcare spending specifically, including solvency of the Medicare trust fund, could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, and further reductions to provider payments. In October 2014, President Obama signed into law the Improving Medicare Post-Acute Care Transformation Act of 2014 (the "IMPACT Act"). The IMPACT Act directs HHS, in consultation with healthcare stakeholders, to implement standardized data collection processes for post-acute quality and outcome measures. Although the IMPACT Act does not specifically call for the implementation of a new post-acute payment system, we believe this act lays the foundation for possible future post-acute payment policies that would be based on patients' medical conditions and other clinical factors rather than the setting where the care is provided, also referred to as "site neutral" reimbursement. CMS has begun changing current post-acute payment systems to improve comparability of patient assessment data and clinical characteristics across settings, which could make it easier to create a unified payment system in the future. For example, CMS recently established new case-mix classification models for both home health and skilled nursing facilities which rely on patient characteristics rather than the amount of therapy received to determine payments. Another example is CMS's implementation of the new patient assessment measures for IRFs discussed below. The IMPACT Act also created additional data reporting requirements for our hospitals in the domains of functional and cognitive status, skin integrity, medication reconciliation, incidence of major falls, and transfer of health information. The precise details of these new reporting requirements, including timing and content, were developed and implemented by CMS through the regulatory process over several years, and CMS may continue to make changes to these quality measures and standardized patient assessment data elements in the future. We cannot quantify the potential effects of the IMPACT Act on us.

Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent agency, advises Congress on issues affecting Medicare and makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). MedPAC also provides comments to CMS on proposed rules, including the prospective payment system rules. Neither Congress nor CMS is obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance MedPAC's recommendations will be adopted in a given year. However, MedPAC's recommendations have, and could in the future, become the basis for legislative or regulatory action.

In connection with CMS's final rulemaking for the IRF-PPS in each year since 2008, MedPAC has recommended either no updates to payments or reductions to payments. For example, in its March 2023 report to Congress, MedPAC recommended, among other things, legislative changes to reduce by 3% the base payment rate under IRF-PPS. MedPAC has also previously called on the HHS Secretary to conduct focused medical record reviews on IRFs.

In a June 2018 report mandated by the IMPACT Act, MedPAC reiterated its recommendation that Congress adopt a unified payment system for all post-acute care (a "PAC-PPS") in lieu of separate systems for inpatient rehabilitation facilities ("IRFs"), skilled nursing facilities, long-term acute-care hospitals, and home health agencies. A PAC-PPS would rely on "site neutral" reimbursement based on patients' medical conditions and other clinical factors rather than the care settings. MedPAC found a PAC-PPS to be feasible and desirable but also suggested many existing regulatory requirements, including, for IRFs, the 60% rule discussed below and the requirement for a minimum of three hours of therapy per day, should be waived or modified as part of implementing a PAC-PPS. MedPAC previously estimated, although we cannot verify the methodology or the accuracy of that estimate, a PAC-PPS would result in a 15% reduction in IRF reimbursements. As a precursor to a PAC-PPS, MedPAC discussed in November 2017 a potential recommendation to change the case-mix weights in each post-acute setting for 2019 and 2020 to a blend of the current setting specific weight and the proposed PAC-PPS weight, which MedPAC suggested would shift money from for-profit and freestanding IRFs to non-profit and hospital-based IRFs. MedPAC has also called for aligning Medicare regulatory requirements across post-acute providers, although the agency has acknowledged it could take years to complete this effort. MedPAC issued another report on the PAC-PPS in June 2023. In that report, MedPAC concluded the design of a PAC-PPS is "relatively straight-forward" but noted "developing companion policies could take many years; implementing them would be complex and possibly controversial." Additionally, MedPAC previously has suggested that Medicare should ultimately move from fee-for-service reimbursement to more integrated payment models.

We cannot predict what alternative or additional deficit reduction initiatives, Medicare payment reductions, or post-acute care reforms, if any, will be adopted or enacted into law, or the timing or effect of any initiatives or reductions. Those initiatives or reductions would be in addition to many ordinary course reimbursement rate changes that CMS adopts each year as part of the market basket update rulemaking process for various provider categories. While we do not expect the drive toward integrated payment models, value-based purchasing, and post-acute site neutrality in Medicare reimbursement to subside, there will almost certainly be new or alternative healthcare reforms in the future which may change these initiatives and other healthcare laws and regulations. We cannot predict the nature or timing of any changes to the laws or regulations that either currently affect, or may in the future affect, our business.

There can be no assurance future governmental action will not result in substantial changes to, or material reductions in, our reimbursements. Similarly, we may experience material increases in our operating costs. For example, in 2022 and 2023, our wage and benefit costs increased at a rate in excess of our aggregate Medicare reimbursement rate increases. In any given year, the net effect of statutory and regulatory changes may result in a decrease in our reimbursement rate, and that decrease may occur at a time when our expenses are increasing. As a result, there could be a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of how we are reimbursed by Medicare, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues—Medicare Reimbursement."

In addition, there are increasing pressures from managed care, including Medicare Advantage, and other third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. For example, each year, CMS adopts updates to the payments to, and the payment policies for, Medicare Advantage payors, and those updates may result in a net decrease in payments to those payors. Our relationships with managed care and nongovernmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. Our *Net operating revenue*s and our ability to grow our business with these payors could be adversely affected if we are unable to negotiate and maintain favorable agreements with these payors.

Reimbursement claims are subject to various audits from time to time and such audits may negatively affect our operations and our cash flows from operations.

We receive a substantial portion of our revenues from the Medicare program. Medicare reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit from time to time by governmental payors, such as CMS and state Medicaid programs, their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings and other auditors contracted by CMS, and private insurance carriers, as well as the HHS Office of Inspector General (the "HHS-OIG"). As noted above, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, is essential to successfully challenging any payment denials. If the physicians working with our patients do not adequately document, among other things, their diagnoses and plans of care, our risks related to audits and payment denials in general are greater. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect in the aggregate on our financial position, results of operation, cash flows, and liquidity.

In the context of our inpatient rehabilitation business, one of the common grounds cited for denying a claim or challenging a previously paid Medicare claim in an audit is that the patient's treatment in a hospital was not medically necessary. The medical record must support that both the documentation and coverage criteria requirements are met for the hospital stay to be considered medically necessary. Medical necessity is an assessment by an independent physician of a patient's ability to tolerate and benefit from intensive multi-disciplinary therapy provided in an IRF setting. A Medicare claim may be denied or challenged based on an opinion of the auditor that the record did not evidence medical necessity for treatment in an IRF or lacked sufficient documentation to support the conclusion. Some MACs have in the past applied and are likely in the future to apply their own unique interpretation of CMS coverage rules or impose otherwise arbitrary conditions not set out in the related rules, which has resulted and may in the future result in payment denials.

In some cases, we believe the reviewing party is not merely challenging the sufficiency of the medical record but is substituting its judgment of medical necessity for that of the attending physician or imposing documentation or other requirements that are not set out in the regulations. We argue that doing so is inappropriate and has no basis in law. When the government or its contractors reject the medical judgment of physicians or impose documentation and other requirements beyond the language of the statutes and regulations, patient access to inpatient rehabilitation as well as our Medicare reimbursement from the related claims may be adversely affected.

Under CMS's Targeted Probe and Educate ("TPE") program, MACs use data analysis to identify healthcare providers with high claim error rates and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE program includes up to three rounds of claims review with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (defined below). As of December 31, 2023, none of our hospitals have progressed beyond the third round of reviews, so it is unclear how the review process after TPE would proceed. We cannot predict whether the TPE initiative or similar probes or reviews will materially impact our reimbursement or the timeliness of collections from Medicare in the future.

CMS has developed and instituted various audit programs under which CMS contracts with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing MACs. Some contractors are paid a percentage of the overpayments recovered. One type of audit contractor, the Recovery Audit Contractors ("RACs"), receive claims data directly from MACs on a monthly or quarterly basis and are authorized to review previously paid claims. RAC audits of IRFs have focused on reviews of patient coding, medical necessity, and billing accuracy. CMS has, however, authorized RACs to conduct complex reviews of the medical records associated with IRF reimbursement claims. CMS has previously operated a demonstration project that expanded the RAC program to include prepayment review of Medicare fee-for-service claims from primarily acute-care hospitals. It is unclear whether CMS intends to conduct RAC prepayment reviews in the future and if so, what providers and claims would be the focus of those reviews.

CMS has also established other types of contractors, including the Uniform Program Integrity Contractors ("UPICs") and the Supplemental Medical Review Contractor ("SMRC"). The UPICs conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice ("DOJ"). Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the error. In December 2017, we received notice of a UPIC audit at one of our hospitals. The UPIC sampled 100 claims and challenged the propriety of a subset of the sample representing $1.3 million in previously paid claims. The UPIC extrapolated the alleged error rate to all claims from that hospital during a period of approximately four years, resulting in an alleged overpayment of $33.9 million. Our MAC later reduced the determination of overpayment to $30.5 million, which it collected through recoupment of current claims during 2019. We appealed the overpayment determination to an Administrative Law Judge ("ALJ"), who heard the appeal in August 2021. In October 2022, the ALJ overturned $12.5 million of the overpayment determination. We received payment of this amount, plus $3.2 million in interest, in December 2022. We have appealed the remaining $18.0 million of the overpayment determination to the next level of administrative appeal, challenging both the denials and the improper use of extrapolation. It is not possible to predict when this matter will be resolved or the ultimate outcome. The SMRC conducts nationwide medical reviews of Medicare claims to determine compliance with coverage, coding, payment, and billing requirements. During the first quarter of 2023, the SMRC initiated a review of claims from March 2020 through December 2020 totaling approximately $21 million. We have received initial results for the claims under review and, as of December 31, 2023, approximately 87% of these have been approved with approximately $3 million under appeal.

Audits may lead to assertions that we have been underpaid or overpaid by Medicare or have submitted improper claims in some instances. Such assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and claims and may ultimately require us to refund any amounts determined to have been overpaid. In some circumstances auditors have the authority to extrapolate denial rationales to large pools of claims not actually audited, which could greatly increase the impact of the audit. As a result, we may suffer reduced profitability, and we may have to elect not to accept patients and conditions physicians believe can benefit from inpatient rehabilitation. We cannot predict when or how these audit programs will affect us.

Our managed care, including Medicare Advantage, and other third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected if one or more auditing payors allege substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. Similarly, there can be no assurance that our current or future MACs will not make restrictive or otherwise incorrect interpretations of Medicare coverage rules. Because one MAC has jurisdiction over a significant number of our hospitals and our hospitals derive a substantial portion of their revenue from Medicare, the adoption of restrictive or otherwise incorrect interpretations of coverage rules by that MAC could result in a large number of payment denials and materially and adversely affect our financial position, results of operations, and cash flows.

Substantive and procedural deficiencies in the administrative appeals process associated with denied Medicare reimbursement claims could delay and reduce our reimbursement for services previously provided.

Ordinary course Medicare pre-payment denials by MACs, as well as denials resulting from post-payment audits, are subject to appeal by providers. HHS provides an initial appeal process through its ALJs. We have historically appealed a majority of our claims denials. Due to the sheer number of appeals by all Medicare providers and various administrative inefficiencies, including a shortage of judges, appeals that are required by statute to be resolved in a matter of months have in the past taken years to complete. In recent years, this protracted appeals process led to a significant backlog of appeals of denials, which a federal judge ultimately ordered HHS to resolve by the end of 2022. By December 31, 2022, substantially all of our backlog awaiting ALJ hearing had been resolved. However, there can be no assurance significant backlogs will not develop in the future in the event the rate of new claims denials exceeds the rate at which those claims are resolved in the appeal process.

Providers may appeal adverse ALJ rulings to the Department Appeals Board (the "DAB"). Denials by the DAB may be appealed to United States district courts. As of December 31, 2023, we have approximately $5 million and $31 million in denied claims awaiting review at the ALJ and DAB levels, respectively. In addition, we have approximately $7 million in claims denied by the DAB pending review by United States district courts as of December 31, 2023.

Changes implemented by CMS to resolve the prior appeal backlog may have harmed the ability of providers like us to recover on valid Medicare claims. The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals ("OMHA"). Beginning in March 2020, OMHA increased the frequency of ALJ hearings and the number of claims set at each hearing, which we believe adds to the substantive and procedural deficiencies in the ALJ appeals process.

Based on a number of factors, including prior experience in the appeals process, we record our estimates for pre-payment denials and for post-payment audit denials that will ultimately not be collected as a component of *Net operating revenues*. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements. In the fourth quarter of 2023, we recorded an aggregate amount of $21.9 million in additional reserves for estimated uncollectible amounts associated with claims that were part of the prior appeal backlog. The increase in reserves was driven principally by an increase in unfavorable adjudication outcomes experienced at the DAB during the second half of 2023 and largely offset the remaining net carrying value of these claims. We may experience additional decreases in *Net operating revenues* and decreases in cash flow as a result of greater frequency of unfavorable resolution of denials or increasing unresolved denials and the associated increasing accounts receivable, which may in turn force us to change the patients we admit and conditions we treat. Any of these impacts could have an adverse effect on our financial position, results of operations, and liquidity.

Changes in our payor mix or the acuity of our patients could adversely affect our Net operating revenues or our profitability.

Many factors affect reimbursement rates for our services and, in turn, our revenues. These factors include the treating facility's urban or rural status, the length of stay, the payor and its applicable rate of reimbursement, and the patient's medical condition and impairment status (acuity). The reimbursement rates we receive from traditional Medicare fee-for-service are generally higher than those received from other payors, although the difference between traditional Medicare and Medicare Advantage payments for inpatient rehabilitation care has decreased in the last several years. Over the same period, we have seen a shift in the payor mix from traditional Medicare to Medicare Advantage and other managed care providers. Not only do Medicare Advantage and managed care payors generally pay us less, but we would expect bad debt to be higher for patients covered by Medicare Advantage and managed care as patients typically retain more payment responsibility under those arrangements. Additionally, the rate at which Medicare Advantage referrals are converted to admissions is lower than the rate for traditional Medicare.

We have also experienced a shift in recent years to a slightly larger percentage of Medicaid patients, driven in part by the expansion of coverage consistent with the intent of the ACA and the expansion of coverage resulting from regulatory actions during the COVID-19 public health emergency. Medicaid reimbursement rates are almost always the lowest among those of our payors, and frequently Medicaid patients come to us with other complicating conditions that make treatment more difficult and costly. We cannot predict the growth of, or changes to, Medicaid, but President Biden has stated that he favors extending public health insurance coverage to low income individuals currently ineligible for Medicaid.

We could also experience a shift to a lower average patient acuity which typically results in lower reimbursement rates regardless of the payor. Both a shift in our payor mix away from Medicare fee-for-service and a shift to a lower patient acuity would likely adversely affect reimbursement. See the "Results of Operations—Net Operating Revenues" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* We cannot predict the extent to which our payor mix may shift to lower reimbursement rate payors. We have in recent years experienced, and in the future may, experience shifts in our payor mix or the acuity of our patients that could adversely affect our reimbursement, *Net operating revenues,* and profitability.

Delays in collection or non-collection of our accounts receivable could adversely affect our business, financial position, results of operations, cash flows, and liquidity.

Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our accounts receivable are further subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payors. Our inability to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could have a material adverse effect on our business, financial position, results of operations, cash flows, and liquidity.

In addition, timing delays in billings and collections may increase our working capital burden. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties' information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.

A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights, the nature of the underlying payment denials, and historical experience. In the fourth quarter of 2023, we recorded aggregate amount of $21.9 million in additional reserves for estimated uncollectible amounts associated with claims denied and appealed prior to 2023. The increase in reserves largely offset the accounts receivable associated with these claims. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity, and we could be required to record impairment charges on our financial statements.

Efforts to reduce payments to healthcare providers undertaken by third-party payors, conveners, and referral sources could adversely affect our revenues and profitability.

Health insurers and managed care companies, including Medicare Advantage plans, may utilize certain third parties, known as conveners, to attempt to control costs. Conveners offer patient placement and care transition services to those payors as well as bundled payment participants, ACOs, and other healthcare providers with the intent of managing post-acute utilization and associated costs. Conveners may influence referral source decisions on which post-acute setting to recommend, as well as how long to remain in a particular setting. Given their focus on perceived financial savings, conveners customarily suggest that patients avoid higher acuity post-acute settings altogether or move as soon as practicable to lower acuity settings as those settings are reimbursed at lower rates due to the lower level of care they are required to provide. Conveners are not healthcare providers and may suggest a post-acute setting or duration of care that may not be appropriate from a clinical perspective potentially resulting in worse patient outcomes and costly acute-care hospital readmissions.

We also depend on referrals from physicians, acute-care hospitals, and other healthcare providers in the communities we serve. As a result of various alternative payment models, many referral sources are becoming increasingly focused on reducing post-acute costs by eliminating post-acute care referrals or referring patients to perceived low-cost post-acute settings rather than rehabilitation hospitals, sometimes without understanding the potential impact on patient outcomes over an entire episode of care. Our ability to attract patients could be adversely affected if any of our hospitals fail to provide or maintain a reputation for providing high-quality care on a cost-effective basis as compared to other providers.

Quality reporting requirements could adversely affect the Medicare reimbursement we receive.

The focus on alternative payment models and value-based purchasing of healthcare services has, in turn, led to more extensive quality of care reporting requirements. In many cases, the new reporting requirements are linked to reimbursement incentives. For example, under the ACA, CMS established new quality data reporting, effective October 1, 2012, for all IRFs. A facility's failure to submit the required quality data results in a two percentage point reduction to that facility's annual market basket increase factor for payments made for discharges in the subsequent Medicare fiscal year. Hospitals began submitting quality data to CMS in October 2012. All of our hospitals have met the reporting deadlines to date resulting in no corresponding reimbursement reductions.

The IMPACT Act mandated that CMS adopt several new quality reporting measures for the various post-acute provider types. The adoption of additional quality reporting measures to track and report will require additional time and expense and could affect reimbursement in the future. In healthcare generally, the burdens associated with collecting, recording, and reporting quality data are increasing. There can be no assurance all of our hospitals will meet quality reporting requirements or quality performance in the future which may result in one or more of our hospitals seeing a reduction in its Medicare reimbursements. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

Other Regulatory Risks

The ongoing evolution of the healthcare delivery system, including alternative payment models and value-based purchasing initiatives, in the United States may significantly affect our business and results of operations.

The healthcare industry in general is facing regulatory uncertainty around attempts to improve outcomes and reduce costs, including coordinated care and integrated payment models. In an integrated payment model, hospitals, physicians, and other care providers are reimbursed in a fashion meant to encourage coordinated healthcare on a more efficient, patient-centered basis. These providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number and nature of services they provide. While this is consistent with our goal and proven track record of being a high-quality, cost-effective provider, broad-based implementation of a new payment model would represent a significant evolution or transformation of the healthcare industry, which may have a significant impact on our business and results of operations.

In recent years, HHS has been studying the feasibility of bundling, including conducting a voluntary, multi-year bundling pilot program to test and evaluate alternative payment methodologies. CMS' voluntary Bundled Payments for Care Improvement Advanced ("BPCI Advanced") initiative began October 1, 2018, runs through December 31, 2025, and covers 29 types of inpatient, three types of outpatient clinical episodes, and two multi-setting clinical episodes, including stroke and hip fracture. Providers participating in BPCI Advanced are subject to a semi-annual reconciliation process where CMS compares the aggregate Medicare expenditures for all items and services included in a clinical episode against the target price for that type of episode to determine whether the participant is eligible to receive a portion of the savings, or is required to repay a portion of the payment above target. Accordingly, reimbursement may be increased or decreased, compared to what would otherwise be due, based on whether the total Medicare expenditures and patient outcomes meet, exceed or fall short of the targets.

Similarly, CMS has established per the ACA several separate ACO programs, the largest of which is the Medicare Shared Savings Program ("MSSP"), a voluntary ACO program in which hospitals, physicians, and other care providers pursue the delivery of coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Under the MSSP, there are two ACO tracks from which participants can choose. Each track offers a different degree to which participants share any savings realized or any obligation to repay losses suffered. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS. Based on CMS data, the number of MSSP ACOs for 2024 is the same as it was in 2017.

We continue to evaluate, on a case-by-case basis, appropriate BPCI Advanced and ACO participation opportunities for our hospitals. We are party to 30 participation or preferred provider agreements in connection with these alternative payment models. The associated hospitals have treated only a limited number of patients under these alternative payment models to date.

On November 16, 2015, CMS published its final rule establishing the Comprehensive Care for Joint Replacement ("CJR") payment model, which holds acute-care hospitals accountable for the quality of care they deliver to Medicare fee-for-service beneficiaries for lower extremity joint replacements (i.e., knees and hips) from surgery through recovery. The CJR originally was mandatory for the acute-care hospitals in the 67 geographic areas covered. On November 30, 2017, CMS issued a final rule making the CJR voluntary in 33 of those areas. The CJR model's original five-year term ended in December 2020, but CMS extended the model through 2024 for most providers in the 34 geographic areas with mandatory participation. Under CJR, healthcare providers in the mandatory participation areas are paid under existing Medicare payment systems. However, CMS holds the acute-care hospital where a joint replacement takes place accountable for the quality and costs of care for the entire episode of care — from the time of the original admission through 90 days after discharge. Depending on the quality and cost performance during the entire episode, the acute-care hospital may receive an additional payment or be required to repay Medicare a portion of the episode costs. As a result, CMS believes acute-care hospitals are incented to work with physicians and post-acute care providers to ensure beneficiaries receive the coordinated care they need in an efficient manner. Acute-care hospitals participating in the CJR model may enter into risk-sharing financial arrangements with post-acute providers, including IRFs. CJR has not had a material impact on our hospitals.

HHS and CMS continue to explore ways to encourage and facilitate increased participation in alternative payment models and value-based purchasing initiatives. For example, the HHS-OIG and CMS finalized rules in 2020 modernizing the Anti-Kickback Statute and Stark law to, in part, promote a more coordinated, value-based system of care. The bundling and ACO initiatives have served as motivating factors for regulators and healthcare industry participants to identify and implement workable coordinated care and integrated payment models. Broad-based implementation of a new payment model would represent a significant transformation for us and the healthcare industry generally. The nature and timing of the evolution or transformation of the current healthcare system to coordinated care delivery and integrated payment models and value-based

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purchasing remain uncertain. The development of new delivery and payment systems will almost certainly take significant time and expense. Many of the alternative approaches, including those discussed above, being explored may not work or could change substantially prior to any nationwide implementations. While only a small percentage of our business currently is or is anticipated to be subject to the alternative payment models discussed above, we cannot be certain these models will not be expanded or made standard or new models will not be implemented broadly.

Additionally, as the number and types of bundling, direct contracting, and ACO models increase, the number of Medicare beneficiaries who are treated in one of the models increases. Our willingness or inability to participate in integrated payment and other alternative payment models and the referral patterns of other providers participating in those models may limit our access to Medicare patients who would benefit from treatment in inpatient rehabilitation hospitals. In an attempt to reduce costs, ACOs may seek to discourage referrals to post-acute care all together. To the extent that acute-care hospitals participating in those models do not perceive our quality of care or cost efficiency favorably compared to alternative post-acute providers, we may experience a decrease in volumes and *Net operating revenues*, which could adversely affect our financial position, results of operations, and cash flows. For further discussion of coordinated care and integrated payment models and value-based purchasing initiatives, the associated challenges, and our efforts to respond to them, see the "Executive Overview —Key Challenges—Changes in Medicare Reimbursement and Regulatory Requirements for Operating IRFs" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Other legislative and regulatory initiatives and changes affecting the industry could adversely affect our business and results of operations.

In addition to the legislative and regulatory actions that directly affect our reimbursement rates or further the evolution of the current healthcare delivery system, other legislative and regulatory changes, including as a result of ongoing healthcare reform, affect healthcare providers like us from time to time. For example, the ACA provides for the expansion of the federal Anti-Kickback Law and the False Claims Act (the "FCA") that, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. Changes include increased resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the FCA, enhanced penalties, and increased rewards for relators in successful prosecutions. CMS may also suspend payment for claims prospectively if, in its opinion, credible allegations of fraud exist. The initial suspension period may be up to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the HHS-OIG or DOJ. Any such suspension would adversely affect our financial position, results of operations, and cash flows.

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of other federal and state reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, decrease patient volumes, promote frivolous or baseless litigation, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.

On September 30, 2019, CMS adopted a new rule as called for by the IMPACT Act that revises the discharge planning requirements applicable to our inpatient rehabilitation hospitals. Effective November 29, 2019, CMS requires every hospital (including IRFs) to have a discharge planning process that focuses on patients' goals and preferences and on preparing them and, as appropriate, their caregivers, to be active partners in their post-discharge care. For our hospitals, this rule requires instituting standardized procedures to identify those patients who are likely to suffer adverse health consequences upon discharge in the absence of adequate discharge planning and to provide a discharge planning evaluation for such patients to ensure that appropriate arrangements for post-hospital care are made before discharge. At the time of discharge, a hospital must transfer or refer the patient, along with all necessary medical information pertaining to the patient's current course of illness and treatment, post-discharge goals of care, and treatment preferences, to the appropriate post-acute care service providers and suppliers, facilities, agencies, and other outpatient service providers and practitioners responsible for the patient's follow-up or ancillary care. Patients must also be informed of all post-acute providers in the area and, for patients enrolled in managed care organizations, in network providers must be identified if the hospital has that information. Additional information must be provided to patients who are discharged home and referred for home health agency services or who are referred to other post-acute care services. In areas where we are not part of a managed care network with significant enrollment, this discharge planning rule may negatively affect the number of patients choosing us.

In accordance with requirements adopted pursuant to the IMPACT Act, CMS implemented requirements to publish certain Medicare spending per beneficiary measures for each inpatient rehabilitation hospital in October 2016. The intent of tracking and publishing this data is to evaluate a given provider's payment efficiency relative to the efficiency of the national median provider in that provider's post-acute segment. CMS believes this measure will encourage improved efficiency and coordination of care in the post-acute setting by holding providers accountable for Medicare resource use during an episode of care. However, the measures may be misleading as they do not incorporate patient outcomes associated with those resources used. CMS has not proposed to compare payment efficiency across provider segments.

On December 14, 2020, CMS announced the proposal of a five-year review choice demonstration for inpatient rehabilitation services (the "IRF RCD"). IRF RCD began in Alabama in August 2023. CMS intends to expand this demonstration to Pennsylvania, Texas, and California but has not yet announced the timing for doing so. We operate 47 inpatient rehabilitation hospitals (representing approximately 30% of our IRF Medicare claims) in those four states. After the initial four states, CMS intends to expand the demonstration to include additional IRFs based on the Medicare Administrative Contractor to which those IRFs submit claims. Under the IRF RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of claims submitted to demonstrate compliance with applicable Medicare coverage and clinical documentation requirements. Under the pre-claim review choice, services may begin prior to the submission of the review request and continue while the decision is being made. The pre-claim review request with required documentation must be submitted and reviewed before the final claim is submitted for payment. Under the post-payment review choice, IRFs would provide services, submit all claims for payment following their normal processes, and then submit required documentation for medical review. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. That percentage will initially be 80% or greater for the first six-month period and eventually increases to 90% or greater in subsequent review cycles. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a random sample. For the review beginning in August 2023, we chose pre-claim review. As of year end 2023, we cannot be certain our claim validation rate will continue to exceed the required percentage for each review cycle, nor can we predict the impact, if any, it may have on the collectability of our Medicare claims over its five-year term. We may ultimately experience decreases in *Net operating revenues* and in cash flow, or we may incur costs associated with patient care for which the Medicare claim is subsequently denied, any of which could have an adverse effect on our financial position, results of operations, and liquidity.

In January 2020, the HHS-OIG announced an audit to review incentives under the IRF-PPS to discharge patients prematurely to home health agencies. Following this audit, the HHS-OIG announced in December 2021 its recommendation to CMS to establish an IRF transfer payment policy for early discharges to home health care in which the IRF would only receive a per diem rate in lieu of the full case-mix payment. The HHS-OIG estimated the policy could have reduced total Medicare payments to IRFs in 2017 and 2018 by between 6% and 7%. The CMS proposed rule for fiscal year 2023 for the IRF-PPS included a request for comment on a potential change that could be included in future rulemaking. Based on the HHS-OIG report, CMS noted it was considering whether to modify the IRF transfer payment policy to reduce reimbursement for early discharges to home health, similar to how early discharges to acute-care hospitals, skilled nursing facilities, long-term acute-care hospitals, or another IRF, are currently treated under the IRF-PPS. In the final IRF-PPS rule for 2023, CMS acknowledged industry comments on the policy and noted those comments would be taken under advisement for future rulemaking, but neither the proposed nor the final rulemaking for fiscal year 2024 IRF-PPS made reference to a change in the IRF transfer payment policy.

We cannot predict what legislative or regulatory reforms or changes, if any, will ultimately be enacted, or the timing or effect any of those changes or reforms will have on us. If enacted, they may be challenging for all providers and have the effect of limiting Medicare beneficiaries' access to healthcare services and could have a material adverse impact on our *Net operating revenues*, financial position, results of operations, and cash flows. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues—Medicare Reimbursement."

Compliance with the extensive laws and government regulations applicable to healthcare providers requires substantial time, effort and expense, and if we fail to comply with them, we could suffer penalties or be required to make significant changes to our operations.

Healthcare providers are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, enrollments, and accreditation;

- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);

- coding and billing for services;

- requirements of the "60% Rule" applicable to inpatient rehabilitation facilities;

- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

- quality of medical care;

- use and maintenance of medical supplies and equipment;

- maintenance and security of patient information and medical records;

- minimum staffing;

- acquisition and dispensing of pharmaceuticals and controlled substances;

- pricing transparency and similar consumer protection rules; and

- disposal of medical and hazardous waste.

The "60% Rule" is a Medicare requirement that at least 60% of an IRF's patients must have a diagnosis or qualifying comorbidity from at least one of 13 specified medical conditions that typically require intensive therapy and supervision, such as stroke, brain injury, hip fracture, certain neurological conditions, and spinal cord injury. If an IRF does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then its classification as an IRF may be terminated by CMS causing the facility to be paid under the acute-care payment system which would result in reduced reimbursement per discharge. If one or more of our hospitals fails to demonstrate compliance with the 60% Rule and CMS re-classifies it as an acute-care hospital, our revenue and profitability may be materially and adversely affected.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements. Those changes could also affect reimbursements as well as future compliance, training, and staffing costs.

Examples of regulatory changes that can affect our business, beyond direct changes to Medicare reimbursement rates, can be found from time to time in CMS's annual rulemaking. For example, the final rule for the fiscal year 2010 IRF-PPS implemented new coverage requirements which provided in part that a patient medical record must document a reasonable expectation that, at the time of admission to an IRF, the patient generally required and was able to participate in the intensive rehabilitation therapy services uniquely provided at IRFs. CMS has also taken the position that a patient's medical file must appropriately document the rationale for the use of group therapies, as opposed to one-on-one therapy. Beginning on October 1, 2015, CMS instituted a new data collection requirement pursuant to which IRFs must capture the minutes and mode (individual, group, concurrent, or co-treatment) of therapy by specialty. Additionally, from time to time CMS has adopted changes in the medical conditions that will presumptively count toward the 60% compliance threshold to qualify for reimbursement as an inpatient rehabilitation hospital.

Of note, the HHS-OIG periodically updates a work plan that identifies areas of compliance focus. In recent years, the HHS-OIG work plans for IRFs have focused on, among other items, the appropriate utilization of concurrent and group therapy, adverse and temporary patient harm events, and billing error rates for IRFs. In September 2018, the HHS-OIG released a report purporting to identify a high error rate (approximately 80% of claims) among inpatient rehabilitation hospital admissions in a small sample of 220 claims. Based on its findings, the HHS-OIG extrapolated the error rate to the universe of inpatient rehabilitation claims and, among other things, recommended reevaluation of the IRF-PPS. However, that HHS-OIG report involved an extremely small sample size, was not a random sample of cases, included some citations to coverage requirements that did not match actual regulations, appeared to conflate technical documentation requirements with medical necessity determinations, and was at odds with actual MAC reviews of claims during that same timeframe which found substantially lower error rates. On September 15, 2022, the HHS-OIG updated its work plan to conduct a nationwide audit of IRF claims in order to determine the extent to which CMS could clarify the Medicare IRF claim payment criteria. The HHS-OIG expects to issue a report on this in fiscal year 2024. An HHS-OIG work plan, audit or similar future efforts could result in proposed changes to the payment systems for providers or increased denials of Medicare claims for patients notwithstanding the referring physicians' judgment that treatment is appropriate.

As the recent HHS-OIG work plans demonstrate, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, are essential to demonstrating our compliance with various regulatory and reimbursement requirements. For example, to support the determination that a patient's IRF treatment was medically necessary, the file must contain, among other things, an admitting physician's assessment of the patient as well as a post-admission assessment by the treating physician and other information from clinicians relating to the plan of care and the therapies being provided. These physicians are not employees. They exercise independent medical judgment. We and our hospital medical directors, who are independent contractors, provide training on a regular basis to the physicians who treat patients at our hospitals regarding appropriate documentation. However, we ultimately do not and cannot control the physicians' medical judgment. In connection with subsequent payment audits and investigations, there can be no assurance as to what opinion a third party may take regarding the status of patient files or the physicians' medical judgment evidenced in those files.

On March 4, 2013, we received document subpoenas from an office of the HHS-OIG addressed to four of our hospitals. On April 24, 2014, we received document subpoenas relating to an additional seven of our hospitals. Those subpoenas requested documents, including copies of patient medical records, related to reimbursement claims submitted during periods ranging from January 2008 through December 2013. The associated investigation led by DOJ was based on whistleblower claims of alleged improper or fraudulent claims submitted to Medicare and Medicaid and requested documents and materials relating to practices, procedures, protocols and policies of certain pre- and post-admissions activities at these hospitals including marketing functions, pre-admission screening, post-admission physician evaluations, patient assessment instruments, individualized patient plans of care, and compliance with the Medicare 60% rule. We settled the DOJ investigation, together with the related *qui tam* or whistleblower lawsuits, in 2019 for a total payment of $48 million, and we expressly denied any wrongdoing. In return for the settlement payment, the plaintiffs dismissed with prejudice their pending *qui tam* claims, and DOJ provided Encompass Health and all its subsidiaries with a release from civil liability.

Although we have invested, and will continue to invest, substantial time, effort, and expense in implementing and maintaining training programs as well as internal controls and procedures designed to ensure regulatory compliance, we have in the past been, and could in the future be, required to return portions of reimbursements for discharges alleged after the fact to have not been appropriate under the applicable reimbursement rules and change our patient admissions practices going forward. We could also be subjected to other liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs, which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement or debt instruments.

Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. As discussed above in connection with the ACA, the federal government has in the last couple of years made compliance enforcement and fighting healthcare fraud top priorities. In the past few years, DOJ and HHS as well as federal lawmakers have significantly increased efforts to ensure strict compliance with various reimbursement related regulations as well as combat healthcare fraud. DOJ has pursued and recovered record amounts based on alleged healthcare fraud. The increased enforcement efforts have frequently included aggressive arguments and interpretations of laws and regulations that pose risks for all providers. For example, the federal government has increasingly asserted that incidents of erroneous billing or record keeping may represent violations of the FCA. Human error and oversight in record keeping and documentation, particularly where those activities are the responsibility of non-employees, are always a risk in business, and healthcare providers and independent physicians are not immune to this risk. Additionally, the federal government has been willing to challenge the medical judgment of independent physicians in determining issues such as the medical necessity of a given treatment plan.

Settlements of alleged violations or imposed reductions in reimbursements, substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.

The use of sub-regulatory guidance, statistical sampling, and extrapolation by CMS, Medicare contractors, HHS-OIG, and DOJ to deny claims, expand enforcement claims, and advocate for changes in reimbursement policy increases the risk that we could experience reduced revenue, suffer penalties, or be required to make significant changes to our operations.

Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Our ability to operate in a compliant manner impacts the claims denials, compliance enforcement, and regulatory processes discussed in other risks above. The federal government's reliance on sub-regulatory guidance, such as handbooks, FAQs, internal memoranda, and press releases, presents a unique challenge to compliance efforts. Such sub-regulatory guidance purports to explain validly promulgated regulations but often expands or supplements existing regulations without constitutionally and statutorily required notice and comment and other procedural protections. Without procedural protections, sub-regulatory guidance poses a risk above and beyond reasonable efforts to follow validly promulgated regulations, particularly when the agency or MAC seeking to enforce such sub-regulatory guidance is not the agency or MAC issuing the guidance and therefore not as familiar with the substance and nature of the underlying regulations or even clinical issues involved.

On August 6, 2020, CMS issued a proposed rule invoking a rarely used retroactive-rulemaking authority to support CMS's application of a Medicare payment methodology that the U.S. Supreme Court found to be procedurally improper in *Azar v. Allina Health Services* in 2019. CMS' invocation of its retroactive-rulemaking authority in response to this Supreme Court decision is an unfavorable precedent for providers because it demonstrates a willingness by CMS to revive adverse reimbursement actions after those actions are deemed deficient on administrative procedural grounds.

Additionally, the federal government is increasingly turning to statistical sampling and extrapolation to expand claims denials and enforcement efforts and advocate for changes in reimbursement policy. Through sampling and extrapolation, the government takes a review of a small number of reimbursement claims and generalizes the results of that review to a much broader universe of claims, which can result in significant increases in the aggregate number and value of claims at issue. Increasing use of extrapolation can be found in payment review audits, such as those conducted by RACs and UPICs. In addition to payment reviews, government agencies may allege compliance violations, including submission of false claims, based on sampling and extrapolation and seek to change reimbursement policy. For example, the HHS-OIG issued a report in September 2018 purporting to identify a high error rate (approximately 80% of claims) among inpatient rehabilitation hospital admissions in a small sample of 220 claims. Based on its findings, the HHS-OIG extrapolated the error rate to the universe of inpatient rehabilitation claims and, among other things, recommended reevaluation of the IRF-PPS. However, the HHS-OIG report involves an extremely small sample size, is not a random sample of cases, includes incorrect references to coverage requirement regulations, appears to conflate technical documentation requirements with medical necessity determinations, and is at odds with actual MAC reviews of claims during that same timeframe which found substantially lower error rates. Notwithstanding the technical statistical flaws that can arise in sampling small groups of claims and the extremely problematic nature of extrapolation in the context of individualized decisions of medical judgment as some courts have noted, sampling and extrapolation pose a growing risk to healthcare providers in the form of more significant claims of overpayments and increased legal costs to defend against these problematic regulatory practices. In a recent federal court case, the Fifth Circuit Court of Appeals ruled in favor of CMS and affirmed the application of extrapolation errors identified in a sample of claims to support larger claims for overpayment. As discussed under "Reimbursement Risks" above, we are currently challenging, among other things, the use of extrapolation in a 2017 UPIC audit. Any associated loss of revenue or increased legal costs could materially and adversely affect our financial position, results of operations, and cash flows.

Efforts to comply with regulatory mandates to increase the use of electronic health data and health system interoperability may lead to enforcement and negative publicity which could adversely affect our business.

For many years, a primary focus of the healthcare industry has been to increase the use of electronic health records, or "EHR," and the sharing of the health data among providers, payors and other members of the industry. The federal government has been a significant driver of that initiative through rules and regulations. In 2009, as part of the Health Information Technology for Economic and Clinical Health ("HITECH") Act, the federal government set aside $27 billion of incentives for acute-care hospitals and other providers, not including IRFs, to adopt EHR systems. In 2020, CMS and HHS's Office of the National Coordinator for Health IT ("ONC") finalized policy changes implementing interoperability, information blocking, and patient access provisions of the 21st Century Cures Act and supporting the MyHealthEData initiative, designed to allow patients to access their health claims information electronically through the application of their choosing. The companion rules will transform the way in which healthcare providers, health information technology developers, health information exchanges/ health information networks ("HIEs/HINs"), and health plans share patient information. For example, the ONC rule prohibits healthcare providers, health IT developers, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information, also known as "information blocking." The ONC rule also requires regulated actors to respond to requests for electronic health information in the content and manner requested, with some exceptions. Enforcement of ONC's and CMS' new health information access, exchange, and use standards began in 2021, and noncompliance can result in civil monetary penalties, exclusion from participation in federal health care programs and other appropriate "disincentives," including reductions in Medicare reimbursements. The United States Department of Health and Human Services Office of Civil Rights ("HHS-OCR") patient right of access initiative, which has similar objectives to the new ONC initiative, such as promoting and enforcing patient access to health information, has led to dozens of settlements of enforcement actions.

The goals of increased use of electronic health data and interoperability are improved quality of care and lower healthcare costs generally. However, increased use of electronic health data and interoperability inherently magnifies the risk of security breaches involving that data and information systems used to share it, which risk is discussed under "Other Operational Risks" below. Additionally, interoperability and the sharing of health information have received increasingly negative publicity. There is at least one well publicized instance where organizations received significant negative publicity for sharing health data

FORM 10-K

despite having appeared to comply in all respects with privacy law. There can be no assurance that our efforts to improve the care we deliver and to comply with the law through increasing use of electronic data and system interoperability will not receive negative publicity that may materially and adversely affect our ability to get patient referrals or enter into joint ventures with other providers or may lead to greater regulatory scrutiny. Negative publicity may also lead to federal or state regulation that conflicts with current federal policy and interferes with the healthcare industry's efforts to improve care and reduce costs through use of electronic data and interoperability.

If any of our hospitals fail to comply with the Medicare enrollment requirements or conditions of participation, that hospital could be terminated from the Medicare program.

Each of our hospitals must comply with extensive enrollment requirements and conditions of participation for the Medicare program. If any of our hospitals fail to meet any of the Medicare enrollment requirements or conditions of participation, we may receive a notice of deficiency from the applicable survey agency or contractor, as applicable. If that hospital then fails to institute an acceptable plan of correction and correct the deficiency within the applicable correction period, it could lose the ability to bill Medicare. A hospital could be terminated from the Medicare program if it fails to address the deficiency within the applicable correction period. If CMS terminates one hospital, it may increase its scrutiny of others under common control. From time to time, we have individual hospitals that receive notices of deficiency. To date, we have addressed those as they have arisen, and we have not experienced a termination.

In September 2019, CMS released a final rule adding additional provider enrollment provisions and creating several new revocation and denial authorities in an attempt to bolster CMS' efforts to prevent waste, fraud and abuse. This rule requires Medicare and Medicaid providers and suppliers to disclose any current or previous (in the last five years), direct or indirect affiliation with a provider or supplier that has ever had a disclosable event. A disclosable event is any uncollected debt to Medicare or Medicaid, payment suspension under a federal health care program, denial, revocation or termination of enrollment (even if it is under appeal), or exclusion by the HHS-OIG from participation in a federal health care program. The rule also broadens the definition of an affiliation, including many indirect ownership or control situations such as ownership interests in a publicly traded company. If CMS determines an affiliation with a disclosable event poses an undue risk of fraud, waste or abuse, then the provider reporting that affiliation may be subject to exclusion from Medicare. Currently, information regarding uncollected debt, payment suspensions and enrollment actions are not generally available, so obtaining such information on affiliates could prove difficult or impossible in some situations.

Under this new rule, CMS may revoke a provider's Medicare enrollment, including all of the provider's locations, if the provider bills for services performed at, or items furnished from, one location that it knew or should have known did not comply with Medicare enrollment requirements, including making the disclosures discussed above. CMS has the ability to prevent applicants from enrolling in the program for up to three years if a provider is found to have submitted false or misleading information in its initial enrollment application. Additionally, CMS can now block providers and suppliers who are revoked from re-entering the Medicare program for up to 10 years. CMS may also revoke a provider's enrollment if it fails to report on a timely basis any change in ownership or control, revocation or suspension of a federal or state license or certification, or any other change in its enrollment data.

Any termination of one or more of our hospitals from the Medicare program for failure to satisfy the enrollment requirements or conditions of participation could materially adversely affect our business, financial position, results of operations, and cash flows.

If we are found to have violated applicable privacy and security laws and regulations or our contractual obligations, we could be subject to sanctions, fines, damages and other civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.

There are a number of federal, state and local laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including protected health information ("PHI"), such as patient medical records. There are also foreign laws, rules and regulations that address these matters and have extraterritorial application. We do not believe we are currently subject to these non-United States regulatory regimes but that could change in the future. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being enacted at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of PHI is subject to several regulations at the federal level, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the HITECH Act. The HIPAA privacy and security regulations protect medical records and other PHI by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HITECH Act strengthened HIPAA enforcement provisions and authorized state attorneys general to bring civil actions for HIPAA violations. It also permits HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know and could not reasonably have known about a violation. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, including but not limited to the HITECH Act, we could be subject to litigation, sanctions, fines, damages and other civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial position, results of operations and liquidity.

In December 2020, HHS-OCR proposed a new rule that would modify HIPAA regulations. According to HHS-OCR, the proposed rule is intended to promote care coordination and value-based care. The proposed changes to the HIPAA rules also provide for strengthening individuals' rights to access their own health information, including electronic information; improving information sharing for care coordination and case management for individuals; facilitating greater family and caregiver involvement in the care of individuals experiencing emergencies or health crises; enhancing flexibilities for disclosures in emergency or threatening circumstances, such as the opioid and COVID-19 public health emergencies; and reducing administrative burdens on HIPAA covered healthcare providers and health plans, while continuing to protect individuals' health information privacy interests. Although one of the stated purposes of the proposed rules is to reduce healthcare providers burdens, providers would have to engage in a number of activities to come into compliance if the changes are finalized, including changing policies and procedures, changing patient privacy notices and business associate agreements and training workforce members in the new requirements.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. In recent years, many states have implemented privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of personally identifiable information, which may include PHI. These laws in many cases are more restrictive or impose more obligations than, and may not be preempted by, the HIPAA rules, apply to employees and business contacts as well as patients, and may be subject to new and varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.

In the absence of a comprehensive federal privacy law, there is increased focus at the state and local level on regulating the collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. In recent years, we have seen significant changes to data privacy regulations across the United States. New legislation proposed or enacted will continue to shape the data privacy environment. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may conflict with each other, which significantly complicates compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees, third parties, regulators and the general public in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states frequently amend existing laws, requiring attention to changing regulatory requirements.

We also may be contractually required to notify patients or other counterparties of a security breach. Although we have contractual protections with many of our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach, including defending class action litigation. Any contractual protections we have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Complying with these various laws, rules, regulations and standards could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. Given the rapid development of cybersecurity and data privacy laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for noncompliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits, adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any allegations of a failure to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, damage our relationships with patients and business partners and have a material adverse effect on our business.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation about patient privacy, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our services or business practices compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from seeking our services and have a material adverse effect on our business.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, overtime, living wage and paid-time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and locals laws and regulations relating to employment, including occupational safety and health requirements, minimum staffing, wage and hour, overtime and other compensation requirements, employee benefits and other leave and sick pay requirements, proper classification of workers as employee or independent contractors, and immigration and equal employment opportunity laws, among others. These laws and regulations can vary significantly among jurisdictions, can change, and can be highly technical and involve strict liability for noncompliance with a seemingly mundane technical detail. Costs and expenses related to these requirements are a significant operating expense and may increase as laws and regulations change. From time to time, we have been, and expect to continue to be, subject to regulatory proceedings and private litigation, including putative class action lawsuits, concerning our application of various laws, rules and regulations governing employment practices, including wage and hour claims. Some of these actions involve large demands, as well as substantial defense costs. Any failure to comply with these employment-related legal requirements can result in significant penalties or litigation exposure and could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The pricing transparency and similar consumer protection rules could adversely affect our business and results of operations.

Effective January 1, 2021, the hospital price transparency rule requires hospitals to publish on the internet in a consumer-friendly format their standard charges based on negotiated rates for all items and services and up to 300 common shoppable services. Shoppable services are those routinely provided in non-urgent situations and include those ancillary services that customarily accompany the primary service being provided. The charges for an individual item or service to be published include:

- gross charge (charge as reflected on a hospital's chargemaster, absent any discounts),

- payer-specific negotiated charge (charge negotiated with a third party payer for an item or service),

- de-identified minimum negotiated charge (lowest charge negotiated with all third-party payers),

- de-identified maximum negotiated charge (highest charge negotiated with all third-party payers), and

- discounted cash price (charge that applies to an individual who pays cash).

Effective July 1, 2024, CMS finalized a requirement for hospitals to display their standard charge information by conforming to a CMS template layout, data specifications, and data dictionary, and to improve accessibility of the data on their websites. The hospital will be required to encode its standard charge information in the CMS templates and conform with other specified technical instructions that will be made available in a data dictionary. This transparency rule imposes significant initial and ongoing burdens on hospitals to track and publish various billing information. In the event a hospital fails to comply with the new requirements and does not complete the prescribed corrective action, CMS may impose a civil monetary penalty of between $300 and $5,500 per day. The maximum penalty for violations is more than $2 million per hospital.

Effective January 1, 2022, the federal No Surprises Act imposes additional price transparency requirements, including requiring hospitals to send uninsured or self-pay patients a good faith estimate of the expected charges for treatments, including for attending physicians billing separately, prior to the scheduled stay or upon request. If an uninsured or self-pay patient receives a bill that is substantially greater than the expected charges in the estimate or the provider furnishes an item or service that was not included in the estimate, the patient may initiate a patient-provider dispute resolution process established by regulation. Additionally, HHS may impose penalties of up to $10,000 per violation of the No Surprises Act.

Many states have also passed or are debating legislation establishing price transparency websites, mandating that health plans or hospitals make price information available to consumers, or prohibiting practices associated with surprise billing. These requirements and restrictions vary from state to state. We cannot predict what the adverse effects, if any, of new federal or state pricing transparency and other consumer protection laws or regulations, such as the effect on relations with managed care payors and referral sources, may be for us. Our failure to maintain compliance with these rules could adversely affect our financial position, results of operations, and cash flows.

Other Operational Risks

The proper function, availability, and security of our information systems are critical to our business and failure to maintain proper function, availability, or security of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are and will remain dependent on the proper function, availability and security of our and third-party information systems, including our electronic clinical information system, referred to as ACE-IT, which plays a substantial role in the operations of the hospitals, and the cloud service providers we directly and indirectly use. We undertake measures to protect the safety and security of our information systems and the data maintained within those systems, and we periodically test the adequacy of our security, business continuity, and disaster recovery measures. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access to that data, which includes patient information subject to the protections of HIPAA and the HITECH Act and other sensitive information. For additional discussion of these laws see Item 1, *Business*, "Regulation" and our cybersecurity program see Item 1C, *Cybersecurity*.

We expend significant capital to protect against the threat of security breaches, including cyber attacks, email phishing schemes, malware and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by breaches, including the unauthorized access to or theft of patient data and protected health information stored in our information systems and the introduction of computer malware or ransomware to our systems. We also provide our employees annual training and regular reminders on important measures they can take to prevent breaches and other cyber threats, including phishing schemes. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and network security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. For example, it has been widely reported that many well-organized international interests, in certain cases with the backing of sovereign governments, are targeting the theft of patient information and the disruption of healthcare services through the use of advanced persistent threats and ransomware attacks. In recent years, a number of hospitals and hospital systems have reported being victims of ransomware attacks in which they lost access to their systems, including clinical systems, during the course of the attacks. Large, national healthcare systems have reported ransomware attacks that forced their facilities to operate without access to information systems for some time and, to some extent, inhibited their ability to admit patients. We are likely to face attempted attacks in the future. Accordingly, we may be vulnerable to losses associated with the improper functioning, breach or unavailability of our and our vendors' information systems, including systems used in acquired operations, and third-party systems we use.

Threat actors continue to attempt to exploit commonly used software and services to gain remote access to a large number of the information systems of the businesses using the software and services. For example, in December 2021, widespread exploitation of a vulnerable logging software installed within commonly used applications, services, and websites gave threat actors the ability to execute code remotely and potentially take control of affected systems. In May 2023, an international ransomware group began exploiting a vulnerability in a prevalent enterprise file transfer tool allowing the group to steal data from thousands of government, public, and business organizations worldwide.

Generally, we, working with our cybersecurity vendors, attempt to monitor various channels and sources to identify vulnerabilities and threats in both third-party vendor software and services as well as our own systems and to mitigate the risks promptly. We also routinely work with industry and governmental cybersecurity partners to identify and combat cyber threats, which are particularly acute in the healthcare industry. When we become aware of threats, we undertake forensic investigations of our systems using all the indicators of compromise identified by leading security experts. Our forensic analysis to date has discovered no indicators of compromise. There can be no assurance that we will identify or adequately mitigate all threats to our systems, particularly in light of the number of well-funded and organized threat actors working to attack healthcare providers and the possibility of zero-day vulnerabilities and exploits yet to be identified.

To date, we are not aware of having experienced a material compromise from a cyber breach or attack. However, given the increasing cybersecurity threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption, theft, or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, ability to admit patients, financial position, and results of operations and harm our business reputation. Moreover, a security breach, or threat thereof, could require that we expend significant resources to repair or improve our information systems and infrastructure and could distract management and other key personnel from performing their primary operational duties. In the case of a material breach or cyber attack, the associated expenses and losses may exceed our current insurance coverage for such events. Some adverse consequences are not insurable, such as reputational harm and third-party business interruption. Failure to maintain proper function, security, or availability of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows. In addition, costs, unexpected problems, and interruptions associated with the implementation or transition to new systems or technology or with adequate support of those systems or technology across numerous hospitals could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The failure of our business partners and vendors to maintain the proper function, availability, or security of their information systems or to protect against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our business involves sharing of protected health information and other sensitive information among employees and with third-parties, including acute-care hospitals, which are typically referral sources, healthcare service and information vendors, and the federal government, our primary payor. In fact, federal laws and regulations require interoperability among healthcare entities in many circumstances. The use by our employees and healthcare partners of portable devices to facilitate patient care increases the risk of loss, theft or inadvertent disclosure of that information. A compromise of the network security measures or other controls of those businesses, vendors, or governmental agencies and their contractors with whom we interact, including our direct and indirect cloud service providers and CMS, which results in confidential information being accessed, obtained, damaged or used by unauthorized persons, or unavailability of systems necessary to the operation of our business, could impact patient care, claims billing and collection, harm our reputation, and expose us to significant remedial costs as well as regulatory actions (fines and penalties) and claims from patients, financial institutions, regulatory and law enforcement agencies, and other persons, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

ACE-IT, our enterprise-level clinical information system, is subject to a licensing, implementation, technology hosting, and support agreement with Oracle Cerner Corporation. In addition, we have a number of partners and non-software vendors with whom we share data in order to provide patient care and otherwise operate our business. Our inability, or the inability of our partners or vendors, to continue to secure, maintain and upgrade information systems, software, and hardware could disrupt or reduce the efficiency of our operations, including affecting patient care. On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acts as an intermediary for processing of our payment claims for all payors, notified us of a cybersecurity incident affecting some of its systems. To date, we have not identified any compromise or unauthorized access of our systems or networks. The Change Healthcare incident has not affected our operations, except the submission of payment claims. In the event the Change Healthcare service is not restored in a timely fashion, we may experience payment collection delays as we turn to alternative channels to submit claims. For additional discussion of potential impacts from the Change Healthcare incident, see the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*. A security breach or other system failure involving Oracle Cerner, Change Healthcare, or another third-party with whom we share data or system connectivity could compromise our patient data or proprietary information or disrupt our ability to operate, including submitting claims for payment, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We face intense competition for patients from other healthcare providers.

We operate in the competitive, fragmented inpatient rehabilitation industry. Although we are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. For example, acute-care hospitals, including those owned and operated by large public companies, may choose to expand or begin offering post-acute rehabilitation services. Given that approximately 91% of our hospitals' admissions come from acute-care hospitals, that increase in competition could materially and adversely affect our admission referrals in the related markets. There are also large acute-care systems that may have more resources available to compete than we have. Other providers of post-acute care services may attempt to become competitors in the future. For example, nursing homes frequently market themselves as offering certain rehabilitation services, even though nursing homes are not required to offer the same level of care, and are not licensed, as hospitals.

Competing companies may offer newer or different services from those we offer or have better relationships with referring physicians and may thereby attract patients who are presently, or would be candidates for, receiving our inpatient rehabilitation services. The other public companies and large health insurance companies expanding into post-acute care have or may obtain significantly greater marketing and financial resources or other advantages of scale than we have or may obtain. Other companies, including hospitals and other healthcare organizations that are not currently providing competing services, may expand their services to include inpatient rehabilitation services.

There can be no assurance this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, from time to time, there are efforts in states with certificate of need ("CON") laws to weaken those laws, which could potentially increase competition in those states. For example, in 2023, South Carolina enacted legislation to repeal CON regulations for several provider types, including IRFs. Conversely, competition and statutory procedural requirements in some CON states may inhibit our ability to expand our operations in those states. For a breakdown of the CON status of the states and territories in which we have operations, see Item 2, *Properties*.

If we are unable to provide a consistently high quality of care, our business will be adversely impacted.

Providing quality patient care is fundamental to our business. We believe hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. Clinical quality is becoming increasingly important within our industry. Effective October 2012, Medicare began to impose a financial penalty upon acute-care hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to post-acute providers who can differentiate themselves based upon quality, particularly by achieving low acute-care hospital readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. If we should fail to attain our goals regarding acute-care hospital readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect upon our business and consolidated financial condition, results of operations, and cash flows.

If we are unable to maintain or develop relationships with patient referral sources, our growth and profitability could be adversely affected.

Our success depends in large part on referrals from physicians, hospitals, case managers and other patient referral sources in the communities we serve. By law, referral sources cannot be contractually obligated to refer patients to any specific provider. However, there can be no assurance that individuals will not attempt to steer patients to competing post-acute providers or otherwise limit our access to potential referrals. The establishment of joint ventures or networks between referral sources, such as acute-care hospitals, and other post-acute providers may hinder patient referrals to us. The growing emphasis on integrated care delivery across the healthcare continuum increases that risk.

Our growth and profitability depend on our ability to establish and maintain close working relationships with patient referral sources and to increase awareness and acceptance of the benefits of inpatient rehabilitation care by our referral sources and their patients. We cannot provide assurance that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships, including because of closures of referral sources in concentrated markets, or our failure to develop new relationships could adversely affect our ability to grow our business and operate profitably.

We may have difficulty completing joint ventures, investments and transactions that increase our capacity consistent with our growth strategy.

We may selectively pursue strategic acquisitions of, and we frequently pursue joint ventures with, other healthcare providers. We may face limitations on our ability to identify sufficient joint venture, acquisition or other development targets and to complete those transactions to meet goals.

In the inpatient rehabilitation industry, the costs of constructing new hospitals are increasing faster than reimbursement rates and the general inflation rate. In many states, the need to obtain governmental approvals, such as a CON or an approval of a change in ownership, may represent a significant obstacle to completing transactions. Additionally, in states with CON laws, it is not unusual for third-party providers to challenge the initial awards of CONs, the increase in the number of approved beds in an existing CON, or the expansion of the area served, and the adjudication of those challenges and related appeals may take many years.

Changes in federal laws or regulations may also materially adversely impact our ability to acquire hospitals or open *de novo* hospitals. Under the Biden administration, DOJ has announced its intention to be much more aggressive in challenging mergers and acquisitions it believes present anti-trust concerns. In a speech in January 2022, the head of DOJ's anti-trust enforcement stated that negotiated settlements are frequently inadequate remedies and that DOJ needs to be more aggressive in its litigation to block business combinations. He also stated that litigation is preferable to settlements because it represents a chance to extend legal precedent for what constitutes unlawful anticompetitive activity. Increased DOJ enforcement of antitrust laws will likely increase the time, effort and expense associated with acquisitions and may ultimately make it less likely to consummate acquisitions.

These factors and others may delay, or increase the cost to us associated with, any acquisition or *de novo* development or prevent us from completing one or more acquisitions or *de novo* developments.

Acute-care hospitals that participate in joint ventures with us may experience operational or financial challenges that, in turn, affect our joint venture inpatient rehabilitation hospitals.

We currently have 63 inpatient rehabilitation hospitals that are owned and operated as joint ventures with acute-care hospitals. In substantially all of these joint ventures, our co-owners are nonprofit hospitals or health systems. The healthcare provider operating environment has become increasingly challenging in recent years because of inflationary pressures, (particularly labor costs), reimbursement pressures, tight credit markets with increasing interest rates, and other operational challenges such as clinical staffing shortages and shifts of some types of care delivery away from the acute-care setting. The continuation of some or all of these conditions together with general weakening economic conditions and increasing federal and state limitations on strategic combinations could subject our joint venture partners to significant operational and financial pressures.

The financial and operational strength, access to credit, and general liquidity of a joint venture partner may affect the growth or performance for the associated inpatient rehabilitation hospital, and in a few instances in the past has done so. Our joint venture partners may be, and in the past some have been, unable or unwilling, at the time of our request, to make capital contributions to fund their proportional shares of operating or capital expenditures that we believe are in the best interest of the joint ventures. The delay or inability of a joint venture to undertake a funding expenditure could affect the growth or performance of that hospital. Should a joint venture partner close its acute-care hospital operating in the market with the joint venture inpatient rehabilitation hospital, we would likely suffer a significant referral disruption or decrease in that market, particularly in smaller markets where the acute-care hospital that is closing is the primary or only hospital.

We have a small number of inpatient rehabilitation hospitals that are located within our joint venture partner's acute-care hospital. In January 2024, we received notice that one of our joint venture partners intends to close its acute-care hospital in which the joint venture inpatient rehabilitation hospital is located. We closed that joint venture hospital in February and expect to incur a one-time charge of approximately $2-4 million, net of tax and noncontrolling interest, in the first quarter of 2024.

Any of these occurrences or similar occurrences affecting a number of our joint ventures could, in the aggregate, have a material adverse impact on our business and consolidated financial condition, results of operations, and cash flows.

We may make investments or complete transactions that could expose us to unforeseen risks and liabilities.

Investments, acquisitions, joint ventures or other development opportunities identified and completed may involve material cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, issuances of equity securities, liabilities, and expenses, some of which are unforeseen, that could materially and adversely affect our business, financial position, results of operations and liquidity. Acquisitions, investments, and joint ventures involve numerous risks, including:

- limitations, including state CONs as well as anti-trust, Medicare, and other regulatory approval requirements, on our ability to complete such acquisitions, particularly those involving not-for-profit providers, on terms, timetables, and valuations reasonable to us;

- limitations in obtaining financing for acquisitions at a cost reasonable to us;

- difficulties integrating acquired operations, personnel, and information systems, and in realizing projected revenues, efficiencies and cost savings, or returns on invested capital;

- entry into markets, businesses or services in which we may have little or no experience;

- diversion of business resources or management's attention from ongoing business operations; and

- exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws and anti-trust considerations as well as risks and liabilities related to previously compromised information systems.

As part of our development activities, we intend to open new, or *de novo*, inpatient rehabilitation hospitals. The construction of new hospitals involves numerous risks, including the receipt of all zoning and other regulatory approvals, such as a CON where necessary, construction delays and cost over-runs and unforeseen environmental liability exposure. Once built, new hospitals must undergo the state and Medicare certification process, the duration of which may be beyond our control. We may be unable to operate newly constructed hospitals as profitably as expected, and those hospitals may involve significant additional cash expenditures and operating expenses that could, in the aggregate, have an adverse effect on our business, financial position, results of operations, and cash flows.

We may not be able to successfully integrate acquisitions or realize the anticipated benefits of any acquisitions.

We may undertake strategic acquisitions from time to time. Prior to consummation of any acquisition, the acquired business will have operated independently of us, with its own procedures, corporate culture, locations, employees and systems. We expect to integrate acquired businesses into our existing business utilizing certain common information systems, operating procedures, administrative functions, financial and internal controls and human resources practices to the extent practicable. There may be substantial difficulties, costs and delays involved in the integration of an acquired business with our business. Additionally, an acquisition could cause disruption to our business and operations and our relationships with customers, employees and other parties. In some cases, the acquired business has itself grown through acquisitions, and there may be legacy systems, operating policies and procedures, and financial and administrative practices yet to be fully integrated. To the extent we are attempting to integrate multiple businesses at the same time, we may not be able to do so as efficiently or effectively as we initially anticipate. The failure to successfully integrate on a timely basis any acquired business with our existing business could have an adverse effect on our business, financial position, results of operations, and cash flows.

We anticipate our acquisitions will result in benefits including, among other things, increased revenues. However, acquired businesses may not contribute to our revenues or earnings to the extent anticipated, and any synergies we expect may not be realized after the acquisitions have been completed. If the acquired businesses underperform and any underperformance is other than temporary, we may be required to take an impairment charge. Failure to achieve the anticipated benefits could result in the diversion of management's time and energy and could have an adverse effect on our business, financial position, results of operations, and cash flows.

Competition for staffing, shortages of qualified personnel, union activity or other factors may increase our staffing costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the daily operations of each of our locations. The lack of availability of clinical personnel is a significant operating issue facing healthcare providers. The operating conditions associated with the COVID-19 pandemic significantly affected the availability and turnover of clinical staff and, in turn, increased staffing costs. It has been widely reported that the challenging working conditions in healthcare associated with the COVID-19 pandemic have led to prevalent job dissatisfaction among clinicians. Availability of clinical staff, elevated turnover and staffing costs continue to be a challenge for us and other healthcare providers. The availability of staff may be exacerbated if immigration is significantly limited in the future. Staffing shortages or retention concerns in one or more markets in which we operate have required and may again require us to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

If our staffing costs increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased staffing costs is limited. In particular, if staffing costs rise at an annual rate greater than our net annual market basket update from Medicare, as occurred in 2022 and 2023, or we experience a significant shift in our payor mix to lower rate payors such as Medicaid, our results of operations and cash flows will be adversely affected. Conversely, decreases in reimbursement revenues, such as with sequestration, may limit our ability to increase compensation or benefits to the extent necessary to retain key employees, in turn increasing our turnover and associated costs. Union activity is another factor that may contribute to increased staffing costs. We currently have a minimal number of union employees, so an increase in labor union activity could have a significant impact on our staffing costs. Our failure to recruit and retain qualified clinical personnel, or to control our staffing costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are a defendant in various lawsuits, and may be subject to liability under qui tam cases, the outcome of which could have a material adverse effect on us.

We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. We are a defendant in a number of lawsuits, most of which are general and professional liability matters inherent in treating patients with medical conditions. Our more significant lawsuits and investigations, if any, are discussed in Note 18, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Substantial damages, fines, or other remedies assessed against us or agreed to in settlements could have a material adverse effect on our business, financial position, results of operations, and cash flows, including indirectly as a result of the covenant defaults under our credit agreement or debt instruments or other claims such as those in securities actions. Additionally, the costs of defending litigation and investigations, even if frivolous or nonmeritorious, could be significant.

The FCA allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as "whistleblower" or "*qui tam*" actions, can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. *Qui tam* cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government, and the presiding court. The defendant in a *qui tam* action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government.

In 2019, we settled with DOJ to conclude an investigation that originated in 2013 based on the allegations made by relators. The seven-year investigation produced no evidence of falsity or fraudulent conduct. Eventually, the court overseeing the *qui tam* actions refused to give DOJ more time to decide whether to intervene and unsealed the cases. DOJ chose not to intervene and prosecute the matter. We settled the DOJ investigation, together with the related *qui tam* or "whistleblower" lawsuits, for a payment of $48 million, and we expressly denied any wrongdoing. Even when a matter is without merit, as we believe was the case with this investigation, we may still incur significant costs of defense or settlement costs or both.

It is possible that other *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the FCA.

The healthcare services we provide involve substantial risk of general and professional liability. Inpatient rehabilitative care involves three hours of daily intensive therapy for patients who are usually elderly and come to our hospitals with debilitating medical conditions. Our clinicians must frequently assist patients who have difficulty with mobility. We cannot predict the impact any claims arising out of the care being provided (regardless of their ultimate outcomes) could have on our business or reputation or on our ability to attract and retain patients and employees. We also cannot predict the adequacy of any reserves for such losses or recoveries from any insurance or re-insurance policies.

We self-insure a substantial portion of our professional, general, and workers' compensation liability risks, which may not include risks related to regulatory fines and penalties, through our captive insurance subsidiary, as discussed further in Note 11, *Self-Insured Risks*, to the accompanying consolidated financial statements. Changes in the number of these liability claims and the cost to resolve them impact the reserves for these risks. A variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the reserves for these liability risks, which could have an effect on our financial position and results of operations.

Additionally, we operate in states in which the litigation environment may pose a significant business risk to us. For instance, we have been involved in lawsuits, including putative class actions, brought under California's Private Attorneys General Act ("PAGA"). Under PAGA, individuals, including aggrieved employees, can bring individual or class-action claims alleging regulatory violations, including alleged violations of employment regulations. Additionally, judges and juries in California have demonstrated a willingness to grant large verdicts to plaintiffs in connection with employment and labor related cases. In 2017, the California Supreme Court held that plaintiffs bringing suit under PAGA are generally entitled to request and receive a significant amount of information from the employer early in the litigation, which creates pressure for employers to settle early to avoid substantial litigation burdens and which has resulted in a significant increase in PAGA claims in recent years.

We may be more vulnerable to the effects of a public health emergency than other businesses due to the nature of our patients, and a regional or global socio-political, weather or other catastrophic event could severely disrupt our business.

A public health emergency can significantly affect healthcare providers because of the direct impacts on patients, capacity to accept patients, employees, necessary supplies to treat patients, and regulatory requirements related to the emergency. The COVID-19 pandemic and actions taken by local, state and federal authorities in response to the pandemic significantly affected our operations, business and financial condition. Future outbreaks of contagious diseases and associated governmental actions could adversely affect our operations, business and financial condition, including potentially our liquidity, particularly if the provision of healthcare services and the supplies for those services are disrupted for a lengthy period of time. The impact on our operations and financial performance depends on numerous factors, including the rate of spread, duration and geographic coverage of an outbreak; the rate and extent to which the disease mutates and the severity of the symptoms of the disease; the status of testing capabilities; the rates of vaccination and therapeutic remedies for the disease and any variant strains; the legal, regulatory and administrative developments related to the pandemic at federal, state, and local levels, such as vaccine mandates, anti-mandate laws and orders, shelter-in-place orders, facility closures and quarantines; and the infectious disease prevention and control efforts of the Company, governments and third parties.

The majority of our patients are elderly individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a contagious disease outbreak or other public health catastrophe. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to replace affected workers. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary suspension of our services. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, short-term and long-term weather-related events, natural disasters such as earthquakes and floods, whether occurring in the United States or abroad, could restrict or disrupt our operations and negatively affect our results of operations and cash flows. This risk is more acute in regions where we have a large number of hospitals, such as Texas and Florida. For a list of the states in which we have hospital locations, see Item 2, *Properties*.

Regulatory and other efforts to promote a transition to a lower-carbon economy may result in significant operational and financial challenges for us.

Legislators and regulators at the international, national, regional and local levels have adopted and are expected to continue to adopt legal requirements ultimately designed to reduce greenhouse gas emissions and to promote a transition to a lower-carbon economy. For instance, a number of recently enacted laws and regulations impose on companies broad climate-related disclosure requirements, such as California's suite of statutes adopted in 2023 known as the "climate accountability package," to track and report matters associated with greenhouse gas emissions, alternative energy usage, energy conservation, and the transition to a lower-carbon economy. These types of laws and regulations have proliferated in recent years and are likely to continue to do so in the future. These climate-related laws and regulations have increased our costs associated with compliance and are likely to continue to do so in the future. Additionally, the costs that other companies incur to comply with these types of laws and regulations are likely to be passed on to us, which would increase the cost of the goods and services that we purchase from vendors and suppliers. These legal requirements, as well as challenges associated with consumer, investor or lender pressure to change business models and practices, may also lead one or more of our vendors or suppliers to alter, disrupt or cease operations, which may adversely affect our operations. Furthermore, we, as well as our vendors and suppliers, may be required to adopt alternative energy sources or technology that may not yet be reliable or cost effective, which may result in disruptions to our operations. In addition to incremental costs and potential disruptions to our energy supply and broader supply chain, subsidies from the federal government to the renewable energy industry and other climate-related costs incurred by the federal government may increase the national deficit and debt, which would increase the reimbursement risks we face. See "Reimbursement Risks" above.

There are numerous organizations that provide information to investors on corporate governance and related matters, which have developed rating methodologies for evaluating companies on environmental matters, such as greenhouse gas emissions. Such ratings are used by some investors to inform their investment and voting decisions. Those organizations, however, may base their ratings on assumptions regarding our business that are not accurate or otherwise lack an understanding of the inpatient rehabilitation business, such as conflating our hospitals with typically much larger and energy intensive acute-care hospitals, and their ratings may result in decreased demand for our stock or advocacy campaigns that divert management attention from our core business or, if successful, impose additional costs and burdens on us.

The transition to lower greenhouse gas emissions technology; the effects of energy pricing and reliability and changes in public sentiment, regulations, governmental subsidies and deficits, taxes, public mandates or requirements; the increase in climate-related lawsuits and insurance premiums; and the implementation of more robust disaster recovery and business continuity plans are likely to increase the costs to maintain our operations and to divert management attention from our core business, either of which may have an adverse effect on our business, financial position and results of operations.

Financial Risks

We may incur additional indebtedness in the future, and that debt or the associated increased leverage may have negative consequences for our business. The restrictive covenants included in the terms of our indebtedness could affect our ability to execute aspects of our business plan successfully.

As of December 31, 2023, we have approximately $2.4 billion of long-term debt outstanding (including that portion of long-term debt classified as current and excluding $340.1 million in finance leases). See Note 10, *Long-term Debt*, to the accompanying consolidated financial statements. Subject to specified limitations, our credit agreement and the indentures governing our debt securities permit us and our subsidiaries to incur material additional debt. If new debt is added to our current debt levels, the risks described here could intensify.

Our indebtedness could have important consequences, including:

• limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes;

• making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

• placing us at a competitive disadvantage compared with competing providers that have less debt; and

• exposing us to risks inherent in interest rate fluctuations for outstanding amounts under our credit facility, which could result in higher interest expense in the event of increases in interest rates, as discussed in Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*.

We are subject to contingent liabilities, prevailing economic conditions, and financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot provide assurance that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our credit agreement or debt instruments. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs or have an unanticipated cash payment obligation, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets we deem necessary to our business. We cannot provide assurance these measures would be possible or any additional financing could be obtained.

In addition, the terms of our credit agreement and the indentures governing our senior notes do, and our future debt instruments may, impose restrictions on us and our subsidiaries, including restrictions on our ability to, among other things, engage in acquisition and combination transactions, pay dividends on or repurchase our capital stock, engage in transactions with affiliates, or incur or guarantee indebtedness. These covenants could also adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. For additional discussion of our material debt covenants, see the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 10, *Long-term Debt*, to the accompanying consolidated financial statements.

In addition, our credit agreement requires us to maintain specified financial ratios and satisfy certain financial condition tests. See the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 10, *Long-term Debt*, to the accompanying consolidated financial statements. Although we remained in compliance with the financial ratios and financial condition tests as of December 31, 2023, we cannot provide assurance we will continue to do so. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. A severe downturn in earnings, failure to realize anticipated earnings from acquisitions, or, if we have outstanding borrowings under our credit facility at the time, a rapid increase in interest rates could impair our ability to comply with those financial ratios and financial condition tests and we may need to obtain waivers from the required proportion of the lenders to avoid being in default. If we try to obtain a waiver or other relief from the required lenders, we may not be able to obtain it or such relief might have a material cost to us or be on terms less favorable than those in our existing debt. If a default occurs, the lenders could exercise their rights, including declaring all the funds borrowed (together with accrued and unpaid interest) to be immediately due and payable, terminating their commitments or instituting foreclosure proceedings against our assets, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. A breach of any other restrictive covenants contained in our credit agreement or the indentures governing our senior notes would also (after giving effect to applicable grace periods, if any) result in an event of default with the same outcome.

As of December 31, 2023, approximately 67% of our consolidated *Property and equipment, net* was held by our Company and its guarantor subsidiaries under its credit agreement. See Note 10, *Long-term Debt*, to the accompanying consolidated financial statements, the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Item 2, *Properties*.

Uncertainty in the credit markets could adversely affect our financial condition or our growth opportunities.

In recent years, high yield, investment grade, and sovereign credit markets were affected by geopolitical turmoil, inflationary pressures, and changing central bank policies. These conditions resulted in unsettled credit markets for much of the year. Future market shocks, such as the status of deliberations and legislation to increase the debt ceiling in the United States, could result in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Future business needs combined with market conditions at the time may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. Tight credit markets, such as might result from further turmoil in the sovereign debt markets, would likely make additional financing more expensive and difficult to obtain. Actions by the United States Federal Reserve system, such as increasing the discount rate, may also increase the interest expense associated with our current or future borrowings. The inability to obtain additional financing at a reasonable cost could have a material adverse effect on our financial condition or our growth opportunities.

As a result of credit market uncertainty, we also face potential exposure to counterparties who may be unable to adequately service our needs, including the ability of the lenders under our credit agreement to provide liquidity when needed. We monitor the financial strength of our depositories, creditors, and insurance carriers using publicly available information, as well as qualitative inputs.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Process for Assessing, Identifying and Managing Material Cybersecurity Risks

The proper function, availability, and security of our and third-party information systems are critical to our business. We have attempted to structure our cybersecurity program and its incident response policies and procedures, including an incident response plan (the "IRP"), around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, which provides best practices to identify, protect from, respond to, and recover from cyber attacks. The cybersecurity program, led by our chief security officer ("CSO"), consists of dedicated internal IT security employees, including the staff of a security operations center, and long-term third-party security service providers. Our IT security staff, led by our CSO, is responsible for our overall information security strategy, policy, security engineering, operations, and cyber threat detection and response. In furtherance of our cybersecurity program, members of our internal security staff participate in industry and governmental cybersecurity cooperative groups, including the Health Information Sharing and Analysis Center ("H-ISAC") and the FBI's InfraGard.

Our CSO, who assumed his current role in 2022, has over 10 years of cybersecurity experience with us and over 27 total years of cybersecurity and IT experience across various industries, including telecom, engineering, and finance. He also holds several cybersecurity certifications: GIAC Certified Incident Handler, GIAC Certified Penetration Tester, and Certified Healthcare Information Security Leader. Our CSO reports directly to our chief information officer ("CIO"). Our CIO, who assumed his current role in 2011, has 34 total years of cybersecurity and IT experience. Prior to assuming the role of CIO, he served in senior IT and security roles for us beginning in 2001. As a highly decorated United States Air Force officer, he served as a CIO, regional CIO, and chief technology officer responsible for the USAF health system's IT worldwide operations. He also served as a senior staff advisor to various levels of the United States Department of Defense's military health system on strategic matters related to IT policy, procedures, procurement, solutions, and is a subject matter expert on cybersecurity. He has numerous professional certifications and affiliations, including a CERT Certificate in Cybersecurity Oversight from National Association of Corporate Directors' Cyber-Risk Oversight Program; Certified Information Systems Security Professional; lifetime member, fellow, and previous board member of the College of Health Information Management Executives.

We maintain an inter-departmental privacy and security committee that oversees our programs and initiatives that seek to protect and secure patient information as well as our data and information systems. This committee is responsible for, among other things, administering our incident response policies and procedures and various training and awareness programs that promote good system security practices by employees. This committee consists of our CSO, CIO, deputy CIO, chief privacy officer, and director of information security and compliance as well as in house attorneys responsible for cybersecurity and securities matters. It currently meets monthly and as warranted by privacy and security events.

The IRP sets forth the strategy to prepare for cybersecurity threats and incidents and the processes and procedures to detect, analyze, contain, and recover after any actual or suspected cybersecurity incidents. The IRP also sets forth the internal reporting process for cybersecurity incidents. In the event of the detection of an actual or suspected cybersecurity incident, the IRP provides that our IT security staff score the incident based on established criteria and manage the incident pursuant to the standard operating procedures. Depending on the assessed criticality of the incident and the systems affected, the staff will report an incident to a security triage team, consisting of the security operations incident response lead and several members of the privacy and security committee. Working with our third-party security vendors as needed, the triage team investigates the incident, manages the response, and reports threats and incidents deemed significant to securities counsel. Securities counsel then works with the executive team to assess materiality for the Company. A member of the executive team would inform our board of directors as warranted.

In general terms, under our cybersecurity program, we undertake measures to protect the safety and security of our information systems and the data maintained within those systems. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access and to promote business resilience in the event of that access. Core elements of our program include the real-time monitoring of both our network and external cybersecurity activity by our internal security operations center and our third-party service providers and the procedures for backing up and recovering our systems. We periodically test the adequacy of our security, business continuity, and disaster recovery measures, including an annual tabletop exercise involving representatives from all key functional departments with the Company, our outside cybersecurity legal counsel, and our primary forensic services firm. Our legal and technical advisors direct the exercise and provide feedback on our performance, which is shared with management and our board of directors. We provide our employees annual training and regular reminders on measures they can take to prevent breaches and other cyber threats, including phishing schemes. We participate in the vulnerability scanning service offered by the Cybersecurity and Infrastructure Security Agency on our internet facing systems and engage external security consultants to perform an annual penetration test of our network. Our systems that process electronic protected health information are risk assessed on a quarterly basis against NIST security controls. Additionally, we maintain insurance coverage for cybersecurity incidents.

Third-party Engagement in Connection with our Cybersecurity Program

We maintain engagements with our cybersecurity legal counsel and forensic services firms, each of which has visibility into current events through its client base. We engage throughout the year with not only our security vendors but also H-ISAC, the FBI's InfraGard, and other communities dedicated to sharing information regarding developing cybersecurity threats.

Third-party IT Vendor Risk Management

Our IT security staff also maintains a third-party IT vendor risk management process. The staff identifies the third parties with whom we contract or otherwise have a relationship involving our network or digital assets that represent an elevated risk based on a detailed rating process. The IT vendor risk management process involves input from various departments, including the affected internal business constituencies, legal, and compliance.

Using a platform endorsed by the H-ISAC, the IT security staff performs risk assessments of third parties that appear to represent the greatest risk to our systems and data. Annually, the privacy and security committee reviews and approves our listing of tier one vendors subject to the assessment. The IT security staff then works with the internal points of contact responsible for the applications, software or systems and the vendors to gather the information necessary to assess the associated risks using common cybersecurity standards and frameworks. Any significant risks identified are shared with the vendors and the compensating controls for those risks are documented in collaboration with the vendors. The internal points of contact and other constituencies then review the results of the assessment process in order to assess the associated value of the product or service against the risk.

Integration into the Overall Risk Management System

Assessing, identifying, and managing cybersecurity related risks are integrated into our overall enterprise risk management (the "ERM") process. Cybersecurity risks are included in the risk universe that the ERM function evaluates to assess the most significant risks to the Company as a whole. To the extent the ERM process identifies a heightened cybersecurity related risk, risk owners are assigned to develop risk mitigation plans, which are then tracked to completion. Management presents quarterly the ERM risk assessment, including key risk indicators, to our board of directors.

Board Oversight of the Cybersecurity Program and Patient Privacy Matters

Our board of directors has actively sought out experience and expertise among its members to further its oversight of cybersecurity risk. We believe that Messrs. Carmichael and Reidy and Ms. Herman have extensive knowledge and experience in cybersecurity oversight. Mr. Carmichael previously served as chief information officer at multiple companies, and Mr. Reidy directly supervised and oversaw the information security programs at two companies. Ms. Herman has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program, which is designed to enhance cybersecurity literacy and strengthen cyber-risk oversight practices, and holds a CERT Certificate in Cybersecurity Oversight.

The Compliance and Quality of Care Committee of our board of directors has primary responsibility for oversight of our cybersecurity risk management program. Our CIO provides quarterly reports on our cybersecurity program to that committee and at least annually to our full board. The reports to the committee and the full board include details and metrics on, among other things, our routine vulnerability assessments, internal and external threat intelligence, quarterly NIST framework assessments, quarterly Company-wide phishing exercises and training, device encryption, routine resilience efforts including quarterly disaster recovery exercises, third-party vendor risk management, annual tabletop incident response exercise, annual business continuity exercise, cyber penetration tests, and 23 NIST cyber hygiene controls. Similarly, our chief compliance officer provides quarterly reports to the Compliance and Quality of Care Committee on patient privacy compliance efforts and related matters. The Compliance and Quality of Care Committee and the full board review, and the committee approves, the annual cybersecurity plan that sets out the primary initiatives and internal audits of the IT security function for the upcoming year. Historically, one or more board members have observed and participated in our annual tabletop incident response exercise.

Effects of Cybersecurity Risks on the Company

To date, we are not aware of having experienced a material compromise of our systems or networks from a cybersecurity incident. However, we routinely identify attempts to gain unauthorized access to our systems. Additionally, some of our vendors and business partners have experienced compromises of their information systems, including systems that we use. On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acts as an intermediary for processing of our payment claims for all payors, notified us of a cybersecurity incident affecting some of its systems. In response to the incident, both we and Change Healthcare severed those business service connections between our systems and Change Healthcare's. We promptly conducted forensics on our systems based on the shared information regarding this Change Healthcare incident. As of February 28, 2024, we have not identified any compromise or unauthorized access of our systems or networks. The Change Healthcare incident has not affected our operations, except the submission of payment claims. At this time, we have not determined that this disruption to our submission of claims is likely to materially affect our business strategy, results of operation or financial condition.

Given the increasing cybersecurity threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption, theft, or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, ability to admit patients and to bill and collect for services provided on a timely basis, financial position, and results of operations and could harm our business reputation.

We expend significant capital to protect against cybersecurity threats, including denial of service attacks, email phishing schemes, hacking, advanced persistent threats, malware, and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by cybersecurity incidents, including the unauthorized access to or theft of patient data and protected health information stored in our information systems, the inoperability of our electronic clinical and business systems, and the infiltration or disruption of the information systems of our business partners. In the case of a material cybersecurity incident, the associated expenses and losses and lost revenue may exceed our current insurance coverage for such events. Some adverse consequences may not be insurable, such as reputational harm and third-party business interruption. For further discussion of the risks associated with cyber threats, see Item 1A, *Risk Factors*, "Other Operational Risks."

Item 2.   **Properties**

We currently maintain our principal executive office at 9001 Liberty Parkway, Birmingham, Alabama, the lease for which expires in 2033 and has multiple renewal options for additional five-year terms. In addition to our principal executive office, we lease or own hospital locations as noted in the table below. All of our hospital leases, which represent the substantial majority of our rent expense, have at least five years remaining on their terms after taking into consideration one or more renewal options. Our consolidated entities associated with our leased hospitals are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses. We do not believe any one of our individual properties is material to our consolidated operations.

The following table sets forth information regarding our hospital locations as of December 31, 2023:

State	Licensed Beds	Number of Hospitals			Total
		Building and Land Owned	Building Owned and Land Leased	Building and Land Leased	
Alabama *	457	3	3	1	7
Arizona	396	1	2	3	6
Arkansas	368	3	1	1	5
California	251	4	—	—	4
Colorado	124	1	—	1	2
Delaware *	40	—	1	—	1
Florida	1,373	19	1	—	20
Georgia *	330	5 [(1)]	1	—	6
Idaho	40	—	1	—	1
Illinois *	205	2	2	—	4
Indiana	98	1	—	—	1
Iowa *	40	1	—	—	1
Kansas	177	1	—	1	2
Kentucky *	343	2	1	—	3
Louisiana	87	2	—	—	2
Maine *	100	—	—	1	1
Maryland *	134	2	—	—	2
Massachusetts *	529	2	—	2	4
Mississippi *	43	—	—	1	1
Missouri *	196	—	2	—	2
Nevada	219	2	—	1	3
New Hampshire	50	—	1	—	1
New Jersey *	199	1	1	1	3
New Mexico	87	1	—	—	1
North Carolina *	68	1	—	—	1
North Dakota	40	—	—	1	1
Ohio	260	2	1	1	4
Oklahoma	100	1	1	—	2
Pennsylvania	690	5	—	4	9
Puerto Rico *	75	—	—	2	2
South Carolina	496	3	4	1	8
South Dakota	40	1	—	—	1
Tennessee *	566	7	3	—	10
Texas	1,812	14	3	10	27
Utah	84	1	—	—	1
Virginia *	297	2	1	3	6
West Virginia *	272	2	2	—	4
Wisconsin	92	1	—	1	2
	10,778	93	32	36	161

* Hospital certificate of need state or U.S. territory. In 2023, South Carolina enacted legislation to repeal CON laws for several provider types, including inpatient rehabilitation hospitals.

FORM 10-K

(1)   The inpatient rehabilitation hospitals in Augusta and Newnan, Georgia are parties to industrial development bond financings that reduce the *ad valorem* taxes payable by each hospital. In connection with each of these bond structures, title to the related property is held by the local development authority. We lease the related hospital property and hold the bonds issued by that authority, the payment on which equals the amount payable under the lease. We may terminate each bond financing and the associated lease at any time at our option without penalty, and fee title to the related hospital property will return to us.

Our principal executive office, hospitals, and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs. Information regarding the utilization of our licensed beds and other operating statistics can be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 3.   Legal Proceedings

We provide services in the highly regulated healthcare industry. Furthermore, operating inpatient rehabilitation hospitals requires significant staffing and involves intensive therapy for individuals suffering from significant physical or cognitive disabilities or injuries. In the ordinary course of our business, we are subject to regulatory and other governmental audits and investigations and are party to various legal actions, proceedings, and claims, including employment and personal injury claims. These matters could potentially subject us to sanctions, damages, recoupments, fines, and other penalties. Some of these matters have been material to us in the past, and others in the future may, either individually or in the aggregate, be material and adverse to our business, financial position, results of operations, and liquidity.

Additionally, the False Claims Act (the "FCA") allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as "*qui tam*" actions, are common in the healthcare industry and can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. It is possible that *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. Therefore, from time to time, we may be party to one or more undisclosed *qui tam* cases brought pursuant to the FCA.

Information relating to certain legal proceedings in which we are involved is included in Note 18, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Shares of our common stock trade on the New York Stock Exchange under the ticker symbol "EHC."

Holders

As of February 14, 2024, there were 100,140,031 shares of Encompass Health common stock issued and outstanding, net of treasury shares, held by approximately 6,438 holders of record (participant positions at The Depository Trust Corporation plus record holders).

Dividends

On October 19, 2023, our board of directors declared a cash dividend of $0.15 per share, payable on January 16, 2024 to stockholders of record on January 2, 2024. We expect quarterly dividends to continue to be paid in January, April, July, and October. However, the actual declaration of any future cash dividends, and the setting of record and payment dates as well as the per share amounts, will be at the discretion of our board each quarter after consideration of various factors, including our capital position and alternative uses of funds.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2023, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. Pursuant to the terms of the equity plans, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on July 1, 2022 and stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options[1]	Number of securities available for future issuance
Plans approved by stockholders	3,354,824 [2]	$ 49.51	8,204,463 [3]
Plans not approved by stockholders	104,567 [4]		—
Total	3,459,391	$ 49.51	8,204,463

[1] This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

[2] This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

[3] This amount represents the number of shares available for future equity grants under the 2016 Omnibus Performance Incentive Plan approved by our stockholders in May 2016.

[4] This amount represents restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan, the material terms of which are described below.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan (the "2004 Plan") provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. Awards of restricted stock units were fully vested when awarded and will be settled in shares of common stock on the earlier of the six-month anniversary of the date on which the director ceases to serve on the board of directors or certain change in control events. The restricted stock units generally cannot be transferred. Awards are generally protected against dilution in the event of dividends as well as a spin-off stock distribution, stock split, recapitalization, or other major corporate restructuring.

Purchases of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2023:

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid per Share (or Unit) ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs[2]
October 1 through October 31, 2023	545	$ 64.58	—	198,053,924
November 1 through November 30, 2023	808	62.76	—	198,053,924
December 1 through December 31, 2023	—	—	—	198,053,924
Total	1,353	$ 63.49	—	

[1] Except as noted in the following sentence, the number of shares reported in this column represents shares tendered by an employee as payment of the tax liabilities incident to the vesting of previously awarded shares of restricted stock. In October, 545 shares were purchased pursuant to our Directors' Deferred Stock Investment Plan. This plan is a nonqualified deferral plan allowing non-employee directors to make advance elections to defer a fixed percentage of their director fees. The plan administrator acquires the shares in the open market which are then held in a rabbi trust. The plan also provides that dividends paid on the shares held for the accounts of the directors will be reinvested in shares of our common stock which will also be held in the trust. The directors' rights to all shares in the trust are nonforfeitable, but the shares are only released to the directors after departure from our board.

[2] On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock. On February 14, 2014, our board approved an increase in this common stock repurchase authorization from $200 million to $250 million. On July 24, 2018, our board approved resetting the aggregate common stock repurchase authorization to $250 million. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, the repurchases may be made from time to time in open market transactions, privately negotiated transactions, or other transactions, including trades under a plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), and the S&P Health Care Services Select Industry Index ("SPSIHP"), an equal-weighted index of at least 35 companies in healthcare services that are also part of the S&P Total Market Index and subject to float-adjusted market capitalization and liquidity requirements. Our compensation committee has in prior years used the SPSIHP as a benchmark for a portion of the awards under our long-term incentive program. The graph assumes $100 invested on December 31, 2018 in our common stock and each of the indices. The returns below assume reinvestment of dividends paid on the related common stock. We have paid a quarterly cash dividend on our common stock since October 2013.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such filing.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock. S&P Global Inc. provided the data for the indices presented below. We assume no responsibility for the accuracy of the indices' data, but we are not aware of any reason to doubt its accuracy.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among Encompass Health Corporation, the S&P 500 Index, and the S&P Health Care Services Select Industry Index



FORM 10-K

	For the Year Ended December 31,					
	Base Period	**Cumulative Total Return**				
Company/Index Name	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**
Encompass Health Corporation	100.00	114.26	138.73	111.12	130.10	146.52
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
SPSIHP	100.00	119.18	159.48	175.42	140.90	148.19

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and related notes. This MD&A is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements. See "Cautionary Statement Regarding Forward-Looking Statements and Summary of Risk Factors" on page ii of this report, which is incorporated herein by reference, for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors*.

In addition, management's discussion and analysis of our results of operations and cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021 may be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 27, 2023.

Executive Overview

Our Business

We are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals. We provide specialized rehabilitative treatment on an inpatient basis. We operate hospitals in 37 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2023, we operate 161 inpatient rehabilitation hospitals. For additional information about our business, see Item 1, *Business* and Item 1A, *Risk Factors*, of this report.

Spin Off of Home Health and Hospice Business

On July 1, 2022, we completed the previously announced separation of our home health and hospice business through the distribution (the "Spin Off") of all of the outstanding shares of common stock, par value $0.01 per share, of Enhabit, Inc. ("Enhabit") to the stockholders of record of Encompass Health as of the close of business on June 24, 2022 (the "Record Date"). The Spin Off was effective at 12:01 a.m., Eastern Time, on July 1, 2022. The Spin Off was structured as a pro rata distribution of one share of Enhabit common stock for every two shares of Encompass Health common stock held of record as of the Record Date. No fractional shares were distributed. A cash payment was made in lieu of any fractional shares. As a result of the Spin Off, Enhabit is now an independent public company and its common stock is listed under the symbol "EHAB" on the New York Stock Exchange.

In accordance with applicable accounting guidance, the historical results of Enhabit have been presented as discontinued operations and, as such, have been excluded from continuing operations for all periods presented. Our presentation of discontinued operations excludes any allocation of general corporate and overhead costs as well as interest expense. Prior to July 1, 2022, we operated under two reporting segments. We now operate under a single reporting segment. For additional information see Note 2, *Spin Off of Home Health and Hospice Business*, to the consolidated financial statements.

In connection with the Spin Off, on June 30, 2022, we entered into several agreements with Enhabit that govern the relationship of the parties following the Spin Off, including a Separation and Distribution Agreement, a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement. See also Note 2, *Spin Off of Home Health and Hospice Business*, to the consolidated financial statements.

2023 Overview

During 2023, *Net operating revenues* increased 10.4% over 2022 due primarily to volume growth and increased pricing. See the "Results of Operations" section of this Item for additional information.

We continued our development and expansion efforts in 2023. We:

- began operating our new 51-bed inpatient rehabilitation hospital and 22-bed hospital-in-hospital satellite in Knoxville, Tennessee with our joint venture partner Covenant Health in March 2023;

- began operating our new 36-bed inpatient rehabilitation hospital in Eau Claire, Wisconsin with our joint venture partner Hospital Sisters Health System in March 2023[3];

- began operating our new 40-bed inpatient rehabilitation hospital in Owasso, Oklahoma with our joint venture partner Ascension St. John in March 2023;

- began operating our new 50-bed inpatient rehabilitation hospital in Clermont, Florida in April 2023;

- began operating our new 60-bed inpatient rehabilitation hospital in Bowie, Maryland in June 2023 (joint venture partnership with University of Maryland Rehabilitation Institute of Southern Maryland, LLC began in July 2023);

- began operating our new 40-bed inpatient rehabilitation hospital in Columbus, Georgia with our joint venture partner Piedmont Healthcare, Inc. in September 2023;

- began operating our new 40-bed inpatient rehabilitation hospital in Prosper, Texas in November 2023;

- began operating our new 56-bed inpatient rehabilitation hospital in Fitchburg, Wisconsin in November 2023;

- continued our capacity expansions by adding 46 new beds to existing hospitals; and

- announced or continued the development of the following hospitals:

	Number of New Beds		
	2024[2]	2025[2]	2026[2]
Kissimmee, Florida	50	—	—
Atlanta, Georgia[1]	40	—	—
Johnston, Rhode Island	50	—	—
Fort Mill, South Carolina	39	—	—
Louisville, Kentucky[1]	40	—	—
Houston, Texas	61	—	—
Daytona Beach, Florida	—	50	—
Fort Myers, Florida[1]	—	60	—
Lake Worth, Florida	—	50	—
Concordville, Pennsylvania	—	50	—
Norristown, Pennsylvania	—	50	—
Wildwood, Florida	—	50	—
Athens, Georgia[1]	—	40	—
St. Petersburg, Florida	—	50	—
Palm Beach Gardens, Florida	—	—	50
Amarillo, Texas	—	—	50
Danbury, Connecticut	—	—	40

[1] Expected joint venture

[2] Opening dates are tentative

[3] In January 2024, we received notice that our joint venture partner intends to close its acute-care hospital in which the joint venture inpatient rehabilitation hospital is located. We closed that joint venture hospital in February and expect to incur a one-time charge of approximately $2-4 million, net of tax and noncontrolling interest, in the first quarter of 2024.

We increased the strength and flexibility of our balance sheet as well as augmented returns from investments in operations with shareholder distributions via common stock dividends. For additional information, see the "Liquidity and Capital Resources" section of this Item.

Business Outlook

We remain optimistic regarding the intermediate and long-term prospects of our business. Demographic trends, such as population aging, should continue to increase long-term demand for the services we provide. While we treat patients of all ages, most of our patients are 65 and older, and the number of Medicare enrollees is expected to grow approximately 3% per year for the foreseeable future, reaching approximately 73 million people over the age of 65 by 2030. More specifically, the average age of our Medicare patients is approximately 76, and the population group ranging in ages from 75 to 79 is expected to grow at approximately 5% per year through 2026. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, inpatient rehabilitation services.

We are committed to delivering high-quality, cost-effective patient care. As the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals, we believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths discussed in Item 1, *Business*, "Competitive Strengths," give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs.

The healthcare industry faces the prospect of ongoing efforts to transform the healthcare system to coordinated care delivery and payment models. The nature, timing and extent of that transformation remains uncertain, as the development and implementation of new care delivery and payment systems will require significant time and resources. Our goal is to position the Company in a prudent manner to be responsive to industry shifts. We have invested in our core business and created an infrastructure that enables us to provide high-quality care on a cost-effective basis. We have been disciplined in creating a capital structure that is flexible with no significant debt maturities prior to 2025. We continue to have a strong, well-capitalized balance sheet, including a substantial portfolio of owned real estate, and ample availability under our revolving credit facility, which along with the cash flows generated from operations should, we believe, provide sufficient support for our ability to adapt to changes in reimbursement, sustain our business model, and grow through *de novo* and bed additions. See also Item 1, *Business*, "Competitive Strengths" and "Strategy and 2024 Strategic Priorities."

Key Challenges

Healthcare is a highly regulated industry facing many well-publicized regulatory and reimbursement challenges. Medicare reimbursement for inpatient rehabilitation facilities ("IRFs") has recently undergone significant changes. The future of many aspects of healthcare regulation generally and Medicare reimbursement specifically remains uncertain. Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so.

As we continue to execute our business plan, the following are some of the key challenges we face.

- <u>Operating in a Highly Regulated Industry</u>. We are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. More specifically, because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. These rules and regulations have affected, or could in the future affect, our business activities by having an impact on the reimbursement we receive for services provided or the costs of compliance, mandating new documentation standards, requiring additional licensure or certification, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and limiting our ability to enter new markets or add new capacity to existing hospitals. Ensuring continuous compliance with extensive laws and regulations is an operating requirement for all healthcare providers. See Item 1, *Business*, "Regulation" and Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" for detailed discussions of the most important regulations we face and our programs intended to ensure we comply with those regulations.

Reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit from time to time by governmental payors, such as Centers for Medicare & Medicaid Services ("CMS") and state Medicaid programs, their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings, other auditors contracted by CMS, and private insurance carriers, as well as the United States Department of Health and Human Services Office of Inspector General. These audits as well as the ordinary course claim reviews of our billings result in payment denials, including recoupment of previously paid claims from current accounts receivable. Healthcare providers can challenge any denials through an administrative appeals process that can be extremely lengthy, taking up to several years. For additional details of our claim reviews, see Item 1, *Business*, "Sources of Revenues," Item 1A, *Risk Factors,* "Reimbursement Risks," and Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues" and "Accounts Receivable," to the accompanying consolidated financial statements.

- Changes in Medicare Reimbursement and Regulatory Requirements for Operating IRFs. Substantially all of our business consists of inpatient rehabilitation services. From a payor perspective, our reimbursement and regulatory risk is concentrated in the Medicare inpatient rehabilitation rules and regulations. We derive approximately 65% of our *Net operating revenues* from fee-for-service Medicare.

As part of its annual rulemaking process for various healthcare provider categories, CMS adopts IRF reimbursement rate changes effective from October through the following September. On July 27, 2023, CMS released its notice of final rulemaking for fiscal year 2024 for IRFs (the "2024 IRF Rule") under the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). Based on our analysis that utilizes, among other things, the acuity of our patients annualized over a twelve-month period ended June 30, 2023, our experience with outlier payments over this same time frame, and other factors, we believe the 2024 IRF Rule will result in a net increase to our Medicare payment rates of approximately 3.3% effective October 1, 2023.

Congress also regularly adopts legislation that directly affects Medicare reimbursement. These reimbursement changes can result in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments for IRF services. For example, the Patient Protection and Affordable Care Act (the "ACA") enacted in 2010 provided for specific reductions to healthcare providers' annual reimbursement rate updates and other payment policy changes. The Budget Control Act of 2011 provides for an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through mid-fiscal year 2032 unless Congress and the President take further action. In response to the public health emergency associated with the COVID-19 pandemic, Congress and the President suspended sequestration through March 31, 2022. Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. The Congressional Budget Office estimated that the American Rescue Plan Act of 2021 would result in budget deficits necessitating a 4% reduction in Medicare program payments under the Statutory PAYGO, but subsequent legislation enacted by Congress suspended until 2025 the Statutory PAYGO reductions that would have gone into effect. There can be no assurance that future federal rulemaking and legislation will not result in reimbursement freezes or reductions, or reimbursement increases that are less than the increases we experience in our costs of operation.

In addition to direct changes to Medicare reimbursement rates, other federal regulatory and legislative actions affect healthcare generally and our business specifically. For example, the ACA also included provisions intended to promote alternative payment models, such as accountable care organizations ("ACOs") and bundled payment initiatives, including the Bundled Payments for Care Improvement Initiative Advanced ("BPCI Advanced") and the Comprehensive Care for Joint Replacement ("CJR") program. Likewise, CMS regulatory proposals can affect our operations. On December 14, 2020, CMS announced a five-year review choice demonstration for inpatient rehabilitation services (the "IRF RCD"). The IRF RCD began in Alabama in August 2023. CMS intends to expand this demonstration to Pennsylvania, Texas, and California but has not yet announced the timing for doing so. The IRF RCD affects the process in which we submit, and receive reimbursement for, Medicare claims. Under the IRF RCD, 100% of Medicare reimbursement claims are reviewed for compliance with applicable coverage and clinical documentation requirements. We elected to participate initially in the pre-claim review option under IRF RCD. The pre-claim review request with required documentation must be submitted and reviewed before the final claim is submitted for payment. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. That percentage will initially be 80% or greater for the first six-month period and eventually increases to 90% or greater in subsequent review cycles. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a random sample. As of year end 2023, we cannot be certain our claim validation rate will continue to exceed the required percentage for each review cycle, nor can we predict the impact, if any, the IRF RCD may have on our volumes or the collectability of our Medicare claims over its five-year term.

For additional discussion of changes to Medicare reimbursement, including the 2023 IRF Rule and Statutory PAYGO, and other proposed and adopted legislative and regulatory actions, including alternative payment models and the IRF RCD, that may be material to our business, see Item 1, *Business*, and Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks."

Concerns held by federal policymakers about the federal deficit, national debt levels, and the solvency of the Medicare trust fund, as well as other healthcare policy priorities, could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, and further reductions to provider payments. We cannot predict what, if any, changes in Medicare spending or modifications to the healthcare laws and regulations will result from future budget or other legislative or regulatory initiatives.

As discussed in Item 1, *Business*, healthcare will almost certainly be the subject of significant regulatory and legislative changes regardless of party in control of the executive and legislative branches of state and federal governments. We will continue to evaluate these laws and regulations and position the Company for this industry shift. Based on our track record, we believe we can adapt to regulatory and industry changes. Further, we have engaged, and will continue to engage, actively in discussions with key legislators and regulators to attempt to ensure any healthcare laws or regulations adopted or amended promote our goal of high-quality, cost-effective care.

- Maintaining Strong Volume Growth. Various factors, including competition and increasing regulatory and administrative burdens, may impact our ability to maintain and grow our hospital volumes. In any particular market, we may encounter competition from local or national entities with longer operating histories or other competitive advantages, such as acute-care hospitals who provide post-acute services similar to ours or other post-acute providers with relationships with referring acute-care hospitals or physicians. Aggressive payment review practices by Medicare contractors, aggressive enforcement of regulatory policies by government agencies, and restrictive or burdensome rules, regulations or statutes governing admissions practices may lead us to not accept patients who would be appropriate for and would benefit from the services we provide. In addition, from time to time, we must get regulatory approval to expand our services and locations in states with certificate of need laws. This approval may be withheld or take longer than expected. In the case of new-store volume growth, the addition of hospitals to our portfolio also may be difficult and take longer than expected.

- Recruiting and Retaining High-Quality Personnel. Recruiting and retaining qualified personnel, including management, for our inpatient hospitals remain a high priority for us. We attempt to maintain a comprehensive compensation and benefits package that allows us to remain competitive in this challenging staffing environment while remaining consistent with our goal of providing high-quality, cost-effective care. Additionally, our operations have been affected and may in the future be affected by staffing shortages. In recent years, staffing shortages and competition have resulted in increased labor costs, including significant sign-on and shift bonuses, and increased use of contract labor. See Item 1A, *Risk Factors*, for further discussion of competition for staffing, shortages of qualified personnel, and other factors that may increase our labor costs and constrain our ability to take new patients.

We remain confident in the prospects of our business based on the increasing demands for the services we provide to an aging population. This confidence is further supported by our strong financial foundation and the substantial investments we have made in our business. We have a proven track record of working through difficult situations, and we believe in our ability to overcome current and future challenges.

Results of Operations

Payor Mix

We derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Medicare	65.0 %	65.3 %	64.4 %
Medicare Advantage	16.2 %	15.1 %	15.2 %
Managed care	11.1 %	11.6 %	12.1 %
Medicaid	4.0 %	4.2 %	4.1 %
Other third-party payors	0.9 %	0.9 %	1.1 %
Workers' compensation	0.5 %	0.6 %	0.6 %
Patients	0.3 %	0.4 %	0.5 %
Other income	2.0 %	1.9 %	2.0 %
Total	100.0 %	100.0 %	100.0 %

Our payor mix is weighted heavily towards Medicare. We receive Medicare reimbursements under the IRF-PPS. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

As part of the Balanced Budget Act of 1997, Congress created a program of private, managed healthcare coverage for Medicare beneficiaries. This program has been referred to as Medicare Part C, or "Medicare Advantage." The program offers beneficiaries a range of Medicare coverage options by providing a choice between the traditional fee-for-service program (under Medicare Parts A and B) or enrollment in a health maintenance organization, preferred provider organization, point-of-service plan, provider sponsor organization, or an insurance plan operated in conjunction with a medical savings account.

Our *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from management and administrative fees and other non-patient care services. These other revenues are included in "other income" in the above table.

FORM 10-K

Our Results

Our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(In Millions)				
Net operating revenues	$ 4,801.2	$ 4,348.6	$ 4,014.9	10.4 %	8.3 %
Operating expenses:					
Salaries and benefits	2,600.1	2,393.3	2,127.3	8.6 %	12.5 %
Other operating expenses	719.1	670.4	595.9	7.3 %	12.5 %
Occupancy costs	56.3	54.7	59.0	2.9 %	(7.3)%
Supplies	218.3	202.1	184.2	8.0 %	9.7 %
General and administrative expenses	201.7	154.3	169.5	30.7 %	(9.0)%
Depreciation and amortization	273.9	243.6	219.6	12.4 %	10.9 %
Total operating expenses	4,069.4	3,718.4	3,355.5	9.4 %	10.8 %
Loss on early extinguishment of debt	—	1.4	1.0	(100.0)%	40.0 %
Interest expense and amortization of debt discounts and fees	143.5	175.7	164.3	(18.3)%	6.9 %
Other (income) expense	(15.7)	5.2	(7.5)	(401.9)%	(169.3)%
Equity in net income of nonconsolidated affiliates	(3.2)	(2.9)	(3.4)	10.3 %	(14.7)%
Income from continuing operations before income tax expense	607.2	450.8	505.0	34.7 %	(10.7)%
Provision for income tax expense	132.2	100.1	101.9	32.1 %	(1.8)%
Income from continuing operations	475.0	350.7	403.1	35.4 %	(13.0)%
(Loss) income from discontinued operations, net of tax	(12.0)	15.2	114.1	(178.9)%	(86.7)%
Net income	463.0	365.9	517.2	26.5 %	(29.3)%
Less: Net income attributable to noncontrolling interests included in continuing operations	(111.0)	(93.6)	(103.2)	18.6 %	(9.3)%
Less: Net income attributable to noncontrolling interests included in discontinued operations	—	(1.3)	(1.8)	(100.0)%	(27.8)%
Less: Net and comprehensive income attributable to noncontrolling interests	(111.0)	(94.9)	(105.0)	17.0 %	(9.6)%
Net income attributable to Encompass Health	$ 352.0	$ 271.0	$ 412.2	29.9 %	(34.3)%

Operating Expenses as a % of Net Operating Revenues

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Operating expenses:			
Salaries and benefits	54.2 %	55.0 %	53.0 %
Other operating expenses	15.0 %	15.4 %	14.8 %
Occupancy costs	1.2 %	1.3 %	1.5 %
Supplies	4.5 %	4.6 %	4.6 %
General and administrative expenses	4.2 %	3.5 %	4.2 %
Depreciation and amortization	5.7 %	5.6 %	5.5 %
Total operating expenses	84.8 %	85.5 %	83.6 %

Additional information regarding our operating results is as follows:

	For the Year Ended December 31,			Percentage Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
	(In Millions, Except Percentage Change)				
Net operating revenues:					
Inpatient	$ 4,693.8	$ 4,251.6	$ 3,918.0	10.4 %	8.5 %
Outpatient and other	107.4	97.0	96.9	10.7 %	0.1 %
Net operating revenues	$ 4,801.2	$ 4,348.6	$ 4,014.9	10.4 %	8.3 %
	(Actual Amounts)				
Discharges	229,480	211,116	197,639	8.7 %	6.8 %
Net patient revenue per discharge	$ 20,454	$ 20,139	$ 19,824	1.6 %	1.6 %
Outpatient visits	120,835	138,644	161,070	(12.8)%	(13.9)%
Average length of stay (days)	12.4	12.7	12.8	(2.4)%	(0.8)%
Occupancy %	72.1%	70.9%	70.0%	1.7 %	1.3 %
# of licensed beds	10,778	10,356	9,924	4.1 %	4.4 %
Occupied beds	7,771	7,342	6,947	5.8 %	5.7 %
Full-time equivalents (FTEs) - internal	25,850	24,080	22,834	7.4 %	5.5 %
Contract labor FTEs	425	547	359	(22.3)%	52.4 %
Total FTEs*	26,275	24,627	23,193	6.7 %	6.2 %
Employees per occupied bed	3.38	3.35	3.34	0.9 %	0.3 %

* FTEs included in the above table represent our employees who participate in or support the operations of our hospitals and include FTEs related to contract labor.

We actively manage the productive portion of our *Salaries and benefits* utilizing certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period.

In the discussion that follows, we use "same-store" comparisons to explain the changes in certain performance metrics and line items within our financial statements. We calculate same-store comparisons based on hospitals open throughout both the full current period and prior periods presented. These comparisons include the financial results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

2023 Compared to 2022

Net Operating Revenues

Our consolidated *Net operating revenues* increased during 2023 compared to 2022 primarily due to increased volumes and favorable pricing. Discharge growth included a 4.8% increase in same-store discharges. Discharge growth from new stores during 2023 compared to 2022 resulted from our joint ventures in Shiloh, Illinois (February 2022), Cape Coral, Florida (June 2022), Moline, Illinois (August 2022), Grand Forks, North Dakota (August 2022), Naples, Florida (September 2022), Knoxville, Tennessee (March 2023), Eau Claire, Wisconsin (March 2023), Owasso, Oklahoma (March 2023), Bowie, Maryland (June 2023), and Columbus Georgia (September 2023), as well as wholly owned hospitals in St. Augustine, Florida (March 2022), Libertyville, Illinois (March 2022), Lakeland, Florida (May 2022), Jacksonville, Florida (June 2022), and Clermont, Florida (April 2023).

Growth in net patient revenue per discharge in 2023 compared to 2022 primarily resulted from an increase in reimbursement rates partially offset by an increase in revenue reserves, the resumption of sequestration on April 1, 2022 and the change in patient mix. Revenue reserves increased during 2023 compared to 2022 as a result of an approximate $22 million reserve recorded in the fourth quarter of 2023 related to appeals pending before the Departmental Appeals Board and various federal district courts. For additional details on this reserve, see Item 1A, *Risk Factors*, "Reimbursement Risks," and Note 1,

Summary of Significant Accounting Policies, "Net Operating Revenues," to the accompanying consolidated financial statements.

Salaries and Benefits

Salaries and benefits are the most significant cost to us and represent an investment in our most important asset: our employees. *Salaries and benefits* include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

Salaries and benefits increased in 2023 compared to 2022 primarily due to salary and benefit cost increases for our employees and increased patient volumes, including an increase in the number of FTEs as a result of our development activities. *Salaries and benefits* decreased as a percent of *Net operating revenues* during 2023 compared to 2022 primarily due to decreases in both contract labor and sign-on and shift bonuses partially offset by the increase in revenue reserves discussed above. Total contract labor and sign-on and shift bonuses were $137.0 million in 2023 as compared to $204.3 million in 2022.

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, non-income related taxes, professional fees, utilities, insurance, and repairs and maintenance.

Other operating expenses increased during 2023 compared 2022 primarily due to increased provider taxes of approximately $15 million and higher costs resulting from our development activities. *Other operating expenses* decreased as a percent of *Net operating revenues* during 2023 compared to 2022 primarily due to higher volumes.

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. Specifically, these costs include personal protective equipment ("PPE"), pharmaceuticals, food, syringes, bandages, and other similar items.

S*upplies* increased during 2023 compared to 2022 primarily due to higher costs for food and medical supplies.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as information technology services, human resources, corporate accounting, legal services, and internal audit and controls that are managed from our home office in Birmingham, Alabama. These expenses also include stock-based compensation expenses.

General and administrative expenses increased in terms of dollars and as a percent of *Net operating revenues* during 2023 compared to 2022 primarily due to higher incentive compensation costs and the mark-to-market adjustments on our non-qualified deferred compensation plan.

Depreciation and Amortization

Depreciation and amortization increased during 2023 compared to 2022 due to our capital investments throughout 2022 and 2023. *Depreciation and amortization* in 2023 included $6.1 million related to the accelerated amortization of the remaining carrying value of certificate of need ("CON") assets in South Carolina. In May 2023, the governor of South Carolina signed into law S.164, which repealed the requirement of certain healthcare providers to obtain and/or maintain a CON.

See "Executive Overview" section of this Item for information related to our development activity. We expect *Depreciation and amortization* to increase going forward as a result of our recent and ongoing capital investments.

Interest Expense and Amortization of Debt Discounts and Fees

The decrease in *Interest expense and amortization of debt discounts and fees* in 2023 compared to 2022 primarily resulted from the $20.5 million consent solicitation fee paid to bond holders in June 2022 related to the Spin Off of Enhabit, lower interest rate on our revolving credit facility, and the extinguishment of the term loan facilities in June 2022. Cash paid for interest approximated $148 million and $178 million in 2023 and 2022, respectively. For additional information, see Note 10, *Long-term Debt*, to the accompanying consolidated financial statements.

Provision for Income Tax Expense

Our *Provision for income tax expense* increased in 2023 compared to 2022 primarily due to higher *Income from continuing operations before income tax expense.*

The Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") included provisions relating to net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, technical corrections to tax depreciation methods for qualified improvement property, and deferral of employer payroll taxes. The CARES Act did not materially impact our effective tax rate for the year ended December 31, 2023 and 2022, although it impacted the timing of cash payments for taxes.

Our cash payments for income taxes approximated $107 million and $50 million, net of refunds, in 2023 and 2022, respectively. These payments were based on estimates of taxable income. We estimate we will pay approximately $145 million to $165 million of cash income taxes, net of refunds, in 2024. These payments are expected to primarily result from federal and state income tax expenses based on estimates of taxable income for 2024. In 2023 and 2022, current income tax expense was $128.3 million and $72.2 million, respectively.

In certain jurisdictions, we do not expect to generate sufficient income to use all of the available state net operating losses and foreign tax credits prior to their expiration. This determination is based on our evaluation of all available evidence in these jurisdictions including results of operations during the preceding three years, our forecast of future earnings, and prudent tax planning strategies. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable tax jurisdiction, if the timing of future tax deductions differs from our expectations, or pursuant to changes in state and foreign tax laws and rates.

See Note 16, *Income Taxes*, to the accompanying consolidated financial statements and the "Critical Accounting Estimates" section of this Item.

Net Income Attributable to Noncontrolling Interests

The increase in *Net income attributable to noncontrolling interests* during 2023 compared to 2022 resulted from increased profitability from certain existing joint venture hospitals partially offset by the ramp up of new joint venture *de novo* locations and a $2.2 million reduction to *Net income attributable to noncontrolling interests* related to the accelerated amortization of the remaining carrying value of our CON assets in South Carolina (discussed above). See the "Executive Overview" section of this Item for additional information on our joint venture *de novo* locations.

Impact of Inflation

The impact of inflation on the Company will be primarily in the area of labor costs. The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. There can be no guarantee we will not experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow. In addition, increases in healthcare costs are typically higher than inflation and impact our costs under our employee benefit plans. Managing these costs remains a significant challenge and priority for us.

Suppliers pass along rising costs to us in the form of higher prices. For example, we experienced higher prices for our medical supplies (including PPE) and food as a result of the COVID-19 pandemic, and we continue to experience higher costs in the recent inflationary environment. Our supply chain efforts and our continual focus on monitoring and actively managing medical supplies and pharmaceutical costs have enabled us to accommodate increased pricing related to supplies and other operating expenses over the past few years. However, we cannot predict our ability to cover future cost increases including increase in the cost of PPE.

It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

See Item 1A, *Risk Factors*, for additional information.

Relationships and Transactions with Related Parties

Related party transactions were not material to our operations in 2023, 2022, or 2021, and therefore, are not presented as a separate discussion within this Item.

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Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility.

The objectives of our capital structure strategy are to ensure we maintain adequate liquidity and flexibility. Pursuing and achieving those objectives allow us to support the execution of our operating and strategic plans and weather temporary disruptions in the capital markets and general business environment. Maintaining adequate liquidity is a function of our unrestricted *Cash and cash equivalents* and our available borrowing capacity. Maintaining flexibility in our capital structure is a function of, among other things, the amount of debt maturities in any given year, the options for debt prepayments without onerous penalties, and limiting restrictive terms and maintenance covenants in our debt agreements.

We have been disciplined in creating a capital structure that is flexible with no significant debt maturities prior to 2025. We continue to have a strong, well-capitalized balance sheet, including a substantial portfolio of owned real estate, and we have significant availability under our revolving credit facility. We continue to generate strong cash flows from operations, and we have significant flexibility with how we choose to invest our cash and return capital to shareholders.

See Note 10, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information.

Current Liquidity

As of December 31, 2023, we had $69.1 million in *Cash and cash equivalents*. This amount excludes $35.1 million in *Restricted cash* and $126.2 million of restricted marketable securities ($37.6 million included in *Other current assets* and $88.6 million included in *Other long-term assets* in our consolidated balance sheet). Our restricted assets pertain primarily to obligations associated with our captive insurance company, as well as obligations we have under agreements with joint venture partners. See Note 5, *Cash and Marketable Securities*, to the accompanying consolidated financial statements.

In addition to *Cash and cash equivalents*, as of December 31, 2023, we had approximately $968 million available to us under our revolving credit facility. Our credit agreement governs the substantial majority of our senior secured borrowing capacity and contains a leverage ratio and an interest coverage ratio as financial covenants. Our leverage ratio is defined in our credit agreement as the ratio of consolidated total debt (less cash on hand) to Adjusted EBITDA for the trailing four quarters. In calculating the leverage ratio under our credit agreement, we are permitted to use pro forma Adjusted EBITDA, the calculation of which includes historical income statement items and pro forma adjustments, subject to certain limitations, resulting from (1) dispositions and repayments or incurrence of debt and (2) investments, acquisitions, mergers, amalgamations, consolidations and other operational changes to the extent such items or effects are not yet reflected in our trailing four-quarter financial statements. Our interest coverage ratio is defined in our credit agreement as the ratio of Adjusted EBITDA to consolidated interest expense, excluding the amortization of financing fees, for the trailing four quarters. As of December 31, 2023, the maximum leverage ratio requirement per our credit agreement was 4.75x and the minimum interest coverage ratio requirement was 3.0x, and we were in compliance with these covenants. Based on Adjusted EBITDA for 2023 and the interest rate in effect under our credit agreement during the three-month period ended December 31, 2023, if we had drawn on the first day and maintained the maximum amount of outstanding draws under our revolving credit facility for the entire year, we would still be in compliance with the maximum leverage ratio and minimum interest coverage ratio requirements.

On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acts as an intermediary for processing our payment claims for all payors, notified us of a cybersecurity incident. In response to the incident, both we and Change Healthcare severed those business service connections between our systems and Change Healthcare's. The Change Healthcare incident has not affected our operations, except our ability to submit payment claims. In the event the Change Healthcare service is not restored in a timely fashion, we may experience payment collection delays as we turn to alternative channels to submit claims. As of the date hereof, the incident has affected six business days of billings and could, depending on the timing of Change Healthcare restoring its service or our full implementation of alternative claims submission arrangements, result in an increase in our patient accounts receivable balances and a decrease in our *Net cash provided by operating activities* in the first quarter of 2024. We would expect to fund any increase in working capital resulting from the billing and payment disruption through cash on hand and draws on our revolving credit facility, which had an available balance of approximately $968 million as of the date hereof.

We do not face near-term refinancing risk, as the amounts outstanding under our credit agreement do not mature until 2027, and our bonds all mature in 2025 and beyond. See the "Contractual Obligations" section below for information related to our contractual obligations as of December 31, 2023.

We anticipate we will continue to generate strong cash flows from operations that, together with availability under our revolving credit facility, will allow us to invest in growth opportunities and continue to improve our existing business. We also will continue to consider additional shareholder value-enhancing strategies such as repurchases of our common stock and distribution of common stock dividends, including the potential growth of the quarterly cash dividend on our common stock, recognizing that these actions may increase our leverage ratio. See also the "Authorizations for Returning Capital to Stakeholders" section of this Item.

See Item 1A, *Risk Factors*, for a discussion of risks and uncertainties facing us.

Sources and Uses of Cash

The following table shows the cash flows provided by or used in operating, investing, and financing activities of continuing operations (in millions):

	For the Year Ended December 31,		
	2023	2022	2021
Net cash provided by operating activities	$ 866.8	$ 653.5	$ 564.7
Net cash used in investing activities	(602.8)	(623.5)	(547.1)
Net cash used in financing activities	(197.2)	(660.8)	(229.9)
Increase (decrease) in cash, cash equivalents, and restricted cash	$ 66.8	$ (630.8)	$ (212.3)

2023 Compared to 2022

Operating activities. The increase in *Net cash provided by operating activities* of continuing operations during 2023 compared to 2022 primarily resulted from an increase in *Net income* which was driven by growth in *Net operating revenues*, and an increase in payroll accruals.

Investing activities. The decrease in *Net cash used in investing activities* of continuing operations during 2023 compared to 2022 primarily resulted from decreased purchases of restricted investments.

Financing activities. The decrease in *Net cash used in financing activities* of continuing operations during 2023 compared to 2022 primarily resulted from a decrease in net debt payments and dividends paid on common stock. Net debt payments in 2022 included the full repayment of both the $250 million outstanding balance of the revolving credit facility and approximately $236 million of the term loan as part of the Spin Off. See Note 10, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information related to our debt, and the "Authorizations for Returning Capital to Stakeholders" section of this Item for additional information related to our dividends.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2023 are as follows (in millions):

	Total	Current	Long-term
Long-term debt, excluding finance lease obligations [(a)]	$ 2,372.5	$ 3.2	$ 2,369.3
Interest on long-term debt [(b)]	578.8	117.9	460.9
Finance lease obligations [(c)]	505.1	46.3	458.8
Operating lease obligations [(d)]	300.2	37.0	263.2
Purchase obligations [(e)]	146.3	40.3	106.0
Total	$ 3,902.9	$ 244.7	$ 3,658.2

[(a)] Included in long-term debt are amounts owed on our bonds payable and other notes payable. These borrowings are further explained in Note 10, *Long-term Debt,* to the accompanying consolidated financial statements.

[(b)] Interest on our fixed rate debt is presented using the stated interest rate. Interest pertaining to our bonds is included to their respective ultimate maturity dates. Interest related to finance lease obligations is excluded from this line (see Note 8, *Leases*, and Note 10, *Long-term Debt*, to the accompanying consolidated financial statements). Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of comprehensive income.

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(c)   Amounts include interest portion of future minimum finance lease payments.

(d)   We lease approximately 9% of our hospitals as well as other property and equipment under operating leases in the normal course of business. Amounts include interest portion of future minimum operating lease payments. For more information, see Note 8, *Leases,* to the accompanying consolidated financial statements.

(e)   Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Encompass Health and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support and medical equipment. Purchase obligations are not recognized in our consolidated balance sheet.

Our capital expenditures include costs associated with our hospital renovation program, *de novo* projects, capacity expansions, technology initiatives, and building and equipment upgrades and purchases. During the year ended December 31, 2023, we made capital expenditures of approximately $583 million for property, equipment, and intangible assets. During 2024, we expect to spend approximately $580 million to $610 million for capital expenditures using cash on hand and borrowings under our revolving credit facility. Approximately $185 million to $195 million of this budgeted amount is considered nondiscretionary expenditures, which we may refer to in other filings as "maintenance" expenditures. Actual amounts spent will be dependent upon the timing of development projects.

Authorizations for Returning Capital to Stakeholders

In October 2022, February 2023, May 2023, July 2023, and October 2023, our board of directors declared cash dividends of $0.15 per share that were paid in January 2023, April 2023, July 2023, October 2023, and January 2024, respectively. We expect quarterly dividends to be paid in January, April, July, and October. However, the actual declaration of any future cash dividends, and the setting of record and payment dates as well as the per share amounts, will be at the discretion of our board of directors after consideration of various factors, including our capital position and alternative uses of funds. Cash dividends are expected to be funded using cash flows from operations, cash on hand, and availability under our revolving credit facility.

The terms of our credit agreement allow us to declare and pay cash dividends on our common stock so long as: (1) we are not in default under our credit agreement, and (2) either (a) our senior secured leverage ratio (as defined in our credit agreement) remains less than or equal to 2x and our leverage ratio (as defined in our credit agreement) remains less than or equal to 4.50x or (b) our leverage ratio remains in compliance with the leverage ratio covenant and there is capacity under the Available Amount as defined in the credit agreement. The terms of our Senior Notes (defined below) indenture allow us to declare and pay cash dividends on our common stock so long as (1) we are not in default, (2) the consolidated coverage ratio (as defined in the indenture) exceeds 2x or we are otherwise allowed under the indenture to incur debt, and (3) we have capacity under the indenture's restricted payments covenant to declare and pay dividends. See Note 10, *Long-term Debt*, to the accompanying consolidated financial statements.

On July 24, 2018, our board approved resetting the aggregate common stock repurchase authorization to $250 million. As of December 31, 2023, approximately $198 million remained under this authorization. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, the repurchases may be made from time to time in open market transactions, privately negotiated transactions, or other transactions, including trades under a plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Supplemental Guarantor Financial Information

Our indebtedness under our credit agreement and the the 5.75% Senior Notes due 2025, 4.50% Senior Notes due 2028, 4.75% Senior Notes due 2030, and 4.625% Senior Notes due 2031, (collectively, the "Senior Notes") are guaranteed by certain consolidated subsidiaries. These guarantees are full and unconditional and joint and several, subject to certain customary conditions for release. The Senior Notes are guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt. The other subsidiaries of Encompass Health do not guarantee the Senior Notes (such subsidiaries are referred to as the "non-guarantor subsidiaries").

Summarized financial information is presented below for Encompass Health, the parent company, and the subsidiary guarantors on a combined basis after elimination of intercompany transactions and balances among Encompass Health and the subsidiary guarantors and does not include investments in and equity in the earnings of non-guarantor subsidiaries.

	For the Year Ended December 31, 2023
	(In Millions)
Net operating revenues	$ 3,034.3
Intercompany revenues generated from non-guarantor subsidiaries	91.3
Total net operating revenues	$ 3,125.6
Operating expenses	$ 2,660.7
Intercompany expenses incurred in transactions with non-guarantor subsidiaries	33.6
Total operating expenses	$ 2,694.3
Income from continuing operations	$ 219.7
Net income	$ 207.7
Net income attributable to Encompass Health	$ 207.7

	As of December 31, 2023
	(In Millions)
Total current assets	$ 562.2
Property and equipment, net	$ 2,219.0
Goodwill	902.6
Intercompany receivable due from non-guarantor subsidiaries	193.8
Other noncurrent assets	468.7
Total noncurrent assets	$ 3,784.1
Total current liabilities	$ 496.1
Long-term debt, net of current portion	$ 2,604.7
Other noncurrent liabilities	339.5
Total noncurrent liabilities	$ 2,944.2

Adjusted EBITDA

Management believes Adjusted EBITDA as defined in our credit agreement is a measure of our ability to service our debt and our ability to make capital expenditures. We reconcile Adjusted EBITDA to *Net cash provided by operating activities* and to *Net income*.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Note 10, *Long-term Debt*, to the accompanying consolidated financial statements. These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under our credit agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might be on terms less favorable to us than those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying common stock dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA, therein referred to as "Adjusted Consolidated EBITDA," allows us to add back to consolidated *Net income* interest expense, income taxes, and depreciation and amortization and then add back to consolidated *Net income* (1) all unusual or nonrecurring items reducing consolidated *Net income* (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations, (3) non-ordinary course fees, costs and expenses incurred with respect to any litigation or settlement, (4) share-based compensation expense, (5) costs and expenses associated with changes in the fair value of marketable securities, (6) costs and expenses associated with the issuance or prepayment of debt, and acquisitions, and (7) any restructuring charges and certain pro forma cost savings and synergies related to transactions and initiatives, which in the aggregate are not in excess of 25% of Adjusted Consolidated EBITDA. We also subtract from consolidated *Net income* all unusual or nonrecurring items to the extent they increase consolidated *Net income*.

Under the credit agreement, the Adjusted EBITDA calculation does not require us to deduct net income attributable to noncontrolling interests or gains on fair value adjustments of hedging and equity instruments, disposal of assets, and development activities. It also does not allow us to add back losses on fair value adjustments of hedging instruments or unusual or nonrecurring cash expenditures in excess of $10 million. These items and amounts, in addition to the items falling within the credit agreement's "unusual or nonrecurring" classification, may occur in future periods, but can vary significantly from period to period and may not directly relate to, or be indicative of, our ongoing liquidity or operating performance. Accordingly, the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for *Net income* or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Our Adjusted EBITDA was as follows (in millions):

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,		
	2023	2022	2021
Net cash provided by operating activities	$ 850.8	$ 705.8	$ 715.8
Interest expense and amortization of debt discounts and fees	143.5	175.7	164.3
Gain (loss) on sale of investments, excluding impairments	4.6	(15.5)	3.8
Equity in net income of nonconsolidated affiliates	3.2	2.9	3.4
Net income attributable to noncontrolling interests in continuing operations	(111.0)	(93.6)	(103.2)
Amortization of debt-related items	(9.5)	(9.7)	(7.8)
Distributions from nonconsolidated affiliates	(1.6)	(4.0)	(2.6)
Current portion of income tax expense	128.3	72.2	84.5
Change in assets and liabilities	(50.3)	30.4	109.9
Cash used in (provided by) operating activities of discontinued operations	16.0	(52.3)	(151.1)
State regulatory change impact on noncontrolling interests	(2.2)	—	—
Change in fair market value of equity securities	(0.7)	7.4	(0.6)
Adjusted EBITDA	$ 971.1	$ 819.3	$ 816.4

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Net income	$	463.0	$	365.9	$	517.2
Loss (income) from discontinued operations, net of tax, attributable to Encompass Health		12.0		(15.2)		(114.1)
Net income attributable to noncontrolling interests included in continuing operations		(111.0)		(93.6)		(103.2)
Provision for income tax expense		132.2		100.1		101.9
Interest expense and amortization of debt discounts and fees		143.5		175.7		164.3
Loss on early extinguishment of debt		—		1.4		1.0
Loss on disposal or impairment of assets		9.8		4.8		1.2
Depreciation and amortization		273.9		243.6		219.6
Stock-based compensation		50.6		29.2		29.1
State regulatory change impact on noncontrolling interests		(2.2)		—		—
Change in fair market value of equity securities		(0.7)		7.4		(0.6)
Adjusted EBITDA	$	971.1	$	819.3	$	816.4

For additional information see the "Results of Operations" section of this Item.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements. We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, as they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Revenue Recognition

We recognize net operating revenue in the reporting period in which we perform the service based on our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances (principally for patients covered by Medicare, Medicare Advantage, Medicaid, and other third-party payors), potential adjustments that may arise from payment and other reviews, and uncollectible amounts. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements of this report for a complete discussion of our revenue recognition policies.

Our patient accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Certain other factors that are considered and could influence the estimated transaction price are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional adjustments are provided to account for these factors.

Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

The collection of outstanding receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to patient responsibility amounts and claims reviews conducted by MACs or other contractors.

The table below shows a summary of our net accounts receivable balances as of December 31, 2023 and 2022. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable," to the accompanying consolidated financial statements.

	As of December 31,	
	2023	**2022**
	(In Millions)	
Current:		
0 - 30 Days	$ 444.5	$ 381.9
31 - 60 Days	66.5	48.0
61 - 90 Days	23.9	22.0
91 - 120 Days	14.1	16.3
120 + Days	50.8	56.6
Patient accounts receivable	599.8	524.8
Other accounts receivable	11.8	12.0
	611.6	536.8
Noncurrent patient accounts receivable	20.9	73.3
Accounts receivable	$ 632.5	$ 610.1

Changes in general economic conditions (such as increased unemployment rates or periods of recession), business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable. Our collection risks include patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding, pre-payment claim reviews by our respective MACs, and reimbursement claims audits by governmental or other payors and their agents. As of December 31, 2023 and 2022, $21.0 million and $73.6 million, respectively, of our patient accounts receivable represented denials that were under review or audit. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues" and "Accounts Receivable," to the accompanying consolidated financial statements of this report.

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional liability, general liability, and workers' compensation risks are insured through a wholly owned insurance subsidiary. See Note 11, *Self-Insured Risks*, to the accompanying consolidated financial statements for a more complete discussion of our self-insured risks.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost of reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers' compensation risks are based largely upon semi-annual actuarial calculations prepared by third-party actuaries.

Periodically, we review our assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insurance reserves. The following are certain of the key assumptions and other factors that significantly influence our estimate of self-insurance reserves: historical claims experience; trending of loss development factors; trends in the frequency and severity of claims; coverage limits of third-party insurance; demographic information; statistical confidence levels; medical cost inflation; payroll dollars; and hospital patient census.

The time period to resolve claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. In addition, if current and future claims differ from historical trends, our estimated reserves for self-insured claims may be significantly affected. Our self-insurance reserves are not discounted.

Given the number of factors used to establish our self-insurance reserves, we believe there is limited benefit to isolating any individual assumption or parameter from the detailed computational process and calculating the impact of changing that single item. Instead, we believe the sensitivity in our reserve estimates is best illustrated by changes in the statistical confidence level used in the computations. Using a higher statistical confidence level increases the estimated self-insurance reserves. The following table shows the sensitivity of our recorded self-insurance reserves to the statistical confidence level (in millions):

Net self-insurance reserves as of December 31, 2023:	
As reported, with 50% statistical confidence level	148.1
With 70% statistical confidence level	157.9

We believe our efforts to improve patient safety and overall quality of care, as well as our efforts to reduce workplace injuries, have helped contain our ultimate claim costs. See Note 11, *Self-Insured Risks*, to the accompanying consolidated financial statements for additional information.

We believe our self-insurance reserves are adequate to cover projected costs. Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Goodwill

Absent any impairment indicators, we evaluate goodwill for impairment as of October 1st of each year. We test goodwill for impairment at the reporting unit level and are required to make certain subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our inpatient rehabilitation reporting unit. We assess qualitative factors in our reporting unit to determine whether it is necessary to perform the quantitative goodwill impairment test. The quantitative impairment test is required only if we conclude it is more likely than not our reporting unit's fair value is less than its carrying amount.

If, based on our qualitative assessment, we were to believe we must perform the quantitative goodwill impairment test, we would determine the fair value of the applicable reporting unit using generally accepted valuation techniques including the income approach and the market approach. We would validate our estimates under the income approach by reconciling the estimated fair value of the reporting unit determined under the income approach to our market capitalization and estimated fair value determined under the market approach. Values from the income approach and market approach would then be evaluated and weighted to arrive at the estimated aggregate fair value of the reporting unit.

The income approach includes the use of our reporting unit's projected operating results and cash flows that are discounted using a weighted-average cost of capital that reflects market participant assumptions. The projected operating results use management's best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures. Other significant estimates and assumptions include cost-saving synergies and tax benefits that would accrue to a market participant under a fair value methodology. The market approach estimates fair value through the use of observable inputs, including the Company's stock price.

See Note 1, *Summary of Significant Accounting Policies*, "Goodwill and Other Intangibles," and Note 9, *Goodwill and Other Intangible Assets*, to the accompanying consolidated financial statements for additional information.

FORM 10-K

The following events and circumstances are certain of the qualitative factors we consider in evaluating whether it is more likely than not the fair value of a reporting unit is less than its carrying amount:

- macroeconomic conditions, such as deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets;

- industry and market considerations and changes in healthcare regulations, including reimbursement and compliance requirements under the Medicare and Medicaid programs;

- cost factors, such as an increase in labor, supply, or other costs;

- overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue or earnings;

- other relevant company-specific events, such as material changes in management or key personnel or outstanding litigation;

- material events, such as a change in the composition or carrying amount of each reporting unit's net assets, including acquisitions and dispositions;

- consideration of the relationship of our market capitalization to our book value, as well as a sustained decrease in our share price; and

- length of time since most recent quantitative analysis.

In the fourth quarter of 2023, we performed our annual evaluation of goodwill and determined no adjustment to impair goodwill was necessary. If actual results are not consistent with our assumptions and estimates, we may be exposed to goodwill impairment charges. However, at this time, we continue to believe our inpatient rehabilitation unit is not at risk for any impairment charges.

Income Taxes

We provide for income taxes using the asset and liability method. We also evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," and Note 16, *Income Taxes*, to the accompanying consolidated financial statements for a more complete discussion of income taxes and our policies related to income taxes.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future.

Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions which are periodically audited by tax authorities. In addition, our effective income tax rate is affected by changes in tax law, the tax jurisdictions in which we operate, and the results of income tax audits.

During the year ended December 31, 2023, we decreased our valuation allowance by $7.4 million. As of December 31, 2023, we had a remaining valuation allowance of $28.4 million which primarily related to unusable foreign tax credits generated by our operations in Puerto Rico. We determined it was necessary to maintain a valuation allowance on our foreign tax credits due to uncertainties related to our ability to utilize a portion of these credits before they expire. The amount of the valuation allowance has been determined based on the weight of all available evidence, as described above, including management's estimates of taxable income over the periods in which the related deferred tax assets will be recoverable.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. See Note 1, *Summary of Significant Accounting Policies*, "Litigation Reserves," and Note 18, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for additional information.

We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

HCS, Ltd., our wholly owned insurance captive maintains positions in investment securities for other than trading purposes, which, as of December 31, 2023, had a fair market value of approximately $126 million. Changes in the value of these securities is recorded in the accompanying consolidated statements of comprehensive income. During the year ended December 31, 2023, we recorded an unrealized gain of $1.3 million pertaining to these securities. For additional information, see Note 5, *Cash and Marketable Securities*, and Note 13, *Fair Value Measurements*, to the accompanying consolidated financial statements. Our primary exposure to market risk is to changes in interest rates on our variable rate long-term debt. We use a sensitivity analysis model to evaluate the impact of interest rate changes on our variable rate debt. As of December 31, 2023, no amount was outstanding on our primary variable rate debt.

The fair value of our fixed rate debt is determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy, and is summarized as follows (in millions):

Financial Instrument:	December 31, 2023		December 31, 2022	
	Book Value	Market Value	Book Value	Market Value
5.75% Senior Notes due 2025				
Carrying Value	$ 348.5	$ —	$ 347.7	$ —
Unamortized debt discount and fees	1.5	—	2.3	—
Principal amount	350.0	349.3	350.0	347.7
4.50% Senior Notes due 2028				
Carrying Value	785.0	—	781.8	—
Unamortized debt discount and fees	15.0	—	18.2	—
Principal amount	800.0	763.6	800.0	726.7
4.75% Senior Notes due 2030				
Carrying Value	781.5	—	779.0	—
Unamortized debt discount and fees	18.5	—	21.0	—
Principal amount	800.0	755.0	800.0	703.7
4.625% Senior Notes due 2031				
Carrying Value	391.5	—	390.6	—
Unamortized debt discount and fees	8.5	—	9.4	—
Principal amount	400.0	369.4	400.0	342.2

FORM 10-K

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows. See also Note 10, *Long-term Debt,* and Note 13, *Fair Value Measurements,* to the accompanying consolidated financial statements.

Item 8.   Financial Statements and Supplementary Data

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   **Other Information**

Insider Trading Arrangements

None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None applicable.

FORM 10-K

PART III

We expect to file a definitive proxy statement relating to our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only the information from the 2024 Proxy Statement that specifically addresses disclosure requirements of Items 10-14 below is incorporated by reference.

Item 10.   Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2024 Proxy Statement under the captions "Items of Business Requiring Your Vote—Proposal 1—Election of Directors," "Corporate Governance and Board Structure—Corporate Governance—Code of Ethics," —Insider Trading Policy," "—Board Structure and Committees—Audit Committee," "—Board Composition and Director Nomination Process—Director Nominees Proposed by Stockholders," and "Executive Officers."

Item 11.   Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2024 Proxy Statement under the captions "Corporate Governance and Board Structure—Compensation of Directors," "Compensation and Human Capital Committee Matters," and "Executive Compensation," except as to the information under the "Pay vs. Performance" caption which is only required to be disclosed in the proxy statement pursuant to Item 402(v) of Regulation S-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2024 Proxy Statement under the captions "Executive Compensation—Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is hereby incorporated by reference from our 2024 Proxy Statement under the captions "Corporate Governance and Board Structure—Director Independence" and "Certain Relationships and Related Transactions."

Item 14.   Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2024 Proxy Statement under the caption "Items of Business Requiring Your Vote—Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

See Exhibit Index immediately following page F-49 of this report.

Item 16.   **Form 10-K Summary**

Not applicable.

SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCOMPASS HEALTH CORPORATION

By: /s/ MARK J. TARR

                    Mark J. Tarr
           President and Chief Executive Officer

Date: February 28, 2024

[Signatures continue on the following page]

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Patrick Darby his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ MARK J. TARR **Mark J. Tarr**	President and Chief Executive Officer and Director	February 28, 2024
/s/ DOUGLAS E. COLTHARP **Douglas E. Coltharp**	Executive Vice President and Chief Financial Officer	February 28, 2024
/s/ ANDREW L. PRICE **Andrew L. Price**	Chief Accounting Officer	February 28, 2024
/s/ DONALD L. CORRELL **Donald L. Correll**	Chairman of the Board of Directors	February 28, 2024
/s/ GREG D. CARMICHAEL **Greg D. Carmichael**	Director	February 28, 2024
/s/ JOHN W. CHIDSEY **John W. Chidsey**	Director	February 28, 2024
/s/ Edward M. CHRISTIE III **Edward M. Christie III**	Director	February 28, 2024
/s/ JOAN E. HERMAN **Joan E. Herman**	Director	February 28, 2024
/s/ LESLYE G. KATZ **Leslye G. Katz**	Director	February 28, 2024
/s/ PATRICIA A. MARYLAND **Patricia A. Maryland**	Director	February 28, 2024
/s/ KEVIN J. O'CONNOR **Kevin J. O'Connor**	Director	February 28, 2024
/s/ CHRISTOPHER R. REIDY **Christopher R. Reidy**	Director	February 28, 2024
/s/ NANCY M. SCHLICHTING **Nancy M. Schlichting**	Director	February 28, 2024
/s/ TERRANCE WILLIAMS **Terrance Williams**	Director	February 28, 2024

Item 15.   **Financial Statements**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Encompass Health Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Encompass Health Corporation and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Patient Accounts Receivable - Contractual Allowances and Uncollectible Amounts

As described in Notes 1 and 6 to the consolidated financial statements, revenues are recognized (or measured) using the input method as therapy, nursing, and auxiliary services are provided based on management's estimate of the respective transaction price. Management's estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Revenues recognized are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related patient accounts receivable. Factors considered by management in determining the estimated transaction price include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Management assumes these factors will remain consistent with the experience for patients discharged in similar time periods for the same payor classes. The Company's consolidated accounts receivable balance is $632.5 million as of December 31, 2023. Management estimates the allowance for uncollectible amounts based on the aging of accounts receivable, historical collection experience for each type of payor, and other relevant factors. As disclosed by management, changes in general economic conditions are also considered.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable – contractual allowances and uncollectible amounts is a critical audit matter are the significant judgment by management to estimate patient accounts receivable and the amount that will ultimately be collected under the terms of the third-party payor contracts, which in turn led to significant auditor judgment and effort to evaluate the audit evidence obtained related to the valuation of patient accounts receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to contractual allowances and uncollectible amounts, which included controls over management's process, assumptions, and data used to estimate contractual allowances and uncollectible amounts and determine patient accounts receivable. These procedures also included, among others, i) evaluating management's process for developing the estimate for contractual allowances and uncollectible amounts, ii) testing the completeness and accuracy of underlying data used in the model, iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which will ultimately be collected by comparing actual cash collections to the previously recorded patient accounts receivable, and iv) developing an independent expectation of the amount expected to be collected by management. Developing an independent expectation involved calculating the percentage of cash collections as compared to the recorded patient accounts receivable balance for prior years and comparing that percentage to management's collection expectation used to determine the current year estimate for contractual allowances and uncollectible amounts.

Valuation of Patient Accounts Receivable - Denied Claims

As described in Note 1 to the consolidated financial statements, the Company's Medicare claims have been subject to review by Medicare Administrative Contractors ("MACs") under various programs such as "widespread probes" and the Targeted Probe and Educate initiative.   The MACs reviews have resulted in denial of payment for claims billed under certain diagnosis codes. While the Company generally appeals most of the denials of claims by the MACs, the Medicare appeals adjudication process, which is administered by the Office of Medicare Hearings and Appeals ("OMHA"), has been subject to significant delay resulting in a backlog of claims awaiting adjudication. As of December 31, 2023, there were approximately $38.3 million in denied claims that were under review or audit. As disclosed in Note 1, the Company's historical experience and success in the adjudication of these appeals is a component of management's estimate of the transaction price.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable – denied claims is a critical audit matter are the significant judgment by management to estimate the ultimate expected amount of collectible accounts receivable related to denied claims. This in turn led to a high degree of auditor judgment and effort to evaluate the audit evidence obtained related to the valuation of such denied claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to denied claims, which included controls around the identification of denied claims at period-end, as well as controls to assess the reasonableness of the success rate estimates. These procedures also included, among others, i) evaluating management's process for developing the estimate for collectible amounts related to denied claims, as well as the relevance and use of the historical billing and collection data as an input to the valuation analysis, ii) evaluating the reasonableness of management's analysis and success rate estimate for denied claims by comparing it to the Company's adjudicated denied claim results, iii) performing testing over a sample of denied revenue transactions by inspecting evidence that the claim was denied, and iv) performing testing over a sample of cash collections from the historical collection data used in management's estimation of collectability.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
February 28, 2024

We have served as the Company's auditor since 2003.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
	(In Millions, Except Per Share Data)					
Net operating revenues	$	**4,801.2**	$	4,348.6	$	4,014.9
Operating expenses:						
Salaries and benefits		**2,600.1**		2,393.3		2,127.3
Other operating expenses		**719.1**		670.4		595.9
Occupancy costs		**56.3**		54.7		59.0
Supplies		**218.3**		202.1		184.2
General and administrative expenses		**201.7**		154.3		169.5
Depreciation and amortization		**273.9**		243.6		219.6
Total operating expenses		**4,069.4**		3,718.4		3,355.5
Loss on early extinguishment of debt		**—**		1.4		1.0
Interest expense and amortization of debt discounts and fees		**143.5**		175.7		164.3
Other (income) expense		**(15.7)**		5.2		(7.5)
Equity in net income of nonconsolidated affiliates		**(3.2)**		(2.9)		(3.4)
Income from continuing operations before income tax expense		**607.2**		450.8		505.0
Provision for income tax expense		**132.2**		100.1		101.9
Income from continuing operations		**475.0**		350.7		403.1
(Loss) income from discontinued operations, net of tax		**(12.0)**		15.2		114.1
Net and comprehensive income		**463.0**		365.9		517.2
Less: Net income attributable to noncontrolling interests included in continuing operations		**(111.0)**		(93.6)		(103.2)
Less: Net income attributable to noncontrolling interests included in discontinued operations		**—**		(1.3)		(1.8)
Less: Net and comprehensive income attributable to noncontrolling interests		**(111.0)**		(94.9)		(105.0)
Net and comprehensive income attributable to Encompass Health	$	**352.0**	$	271.0	$	412.2
Weighted average common shares outstanding:						
Basic		**99.5**		99.2		99.0
Diluted		**101.3**		100.4		100.2
Earnings per common share:						
Basic earnings per share attributable to Encompass Health common shareholders:						
Continuing operations	$	**3.63**	$	2.58	$	3.02
Discontinued operations		**(0.12)**		0.14		1.13
Net income	$	**3.51**	$	2.72	$	4.15
Diluted earnings per share attributable to Encompass Health common shareholders:						
Continuing operations	$	**3.59**	$	2.56	$	2.99
Discontinued operations		**(0.12)**		0.14		1.12
Net income	$	**3.47**	$	2.70	$	4.11
Amounts attributable to Encompass Health:						
Income from continuing operations	$	**364.0**	$	257.1	$	299.9
(Loss) income from discontinued operations, net of tax		**(12.0)**		13.9		112.3
Net income attributable to Encompass Health	$	**352.0**	$	271.0	$	412.2

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Balance Sheets

		As of December 31,		
		2023		**2022**
		(In Millions, Except Share Data)		
Assets				
Current assets:				
Cash and cash equivalents	$	69.1	$	21.8
Restricted cash		35.1		31.6
Accounts receivable		611.6		536.8
Prepaid expenses		34.5		34.9
Other current assets		91.5		92.1
Total current assets		841.8		717.2
Property and equipment, net		3,301.0		2,939.2
Operating lease right-of-use assets		208.5		212.5
Goodwill		1,281.3		1,263.2
Intangible assets, net		278.2		282.3
Other long-term assets		191.6		222.1
Total assets[1]	$	6,102.4	$	5,636.5
Liabilities and Shareholders' Equity				
Current liabilities:				
Current portion of long-term debt	$	24.8	$	25.2
Current operating lease liabilities		24.1		25.6
Accounts payable		170.0		132.9
Accrued payroll		207.5		168.3
Accrued interest payable		42.6		42.8
Other current liabilities		187.4		181.1
Total current liabilities		656.4		575.9
Long-term debt, net of current portion		2,687.8		2,741.8
Long-term operating lease liabilities		196.1		199.7
Self-insured risks		131.8		128.5
Deferred income tax liabilities		87.0		83.0
Other long-term liabilities		46.1		45.7
Total liabilities[1]		3,805.2		3,774.6
Commitments and contingencies				
Redeemable noncontrolling interests		42.0		35.6
Shareholders' equity:				
Encompass Health shareholders' equity:				
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 115,416,676 in 2023; 114,775,056 in 2022		1.2		1.1
Capital in excess of par value		1,787.0		1,730.2
Accumulated income		406.5		115.7
Treasury stock, at cost (15,163,909 shares in 2023 and 14,992,125 shares in 2022)		(547.2)		(536.7)
Total Encompass Health shareholders' equity		1,647.5		1,310.3
Noncontrolling interests		607.7		516.0
Total shareholders' equity		2,255.2		1,826.3
Total liabilities[1] and shareholders' equity	$	6,102.4	$	5,636.5

[1] Our consolidated assets as of December 31, 2023 and December 31, 2022 include total assets of variable interest entities of $207.7 million and $207.8 million, respectively, which cannot be used by us to settle the obligations of other entities. Our consolidated liabilities as of December 31, 2023 and December 31, 2022 include total liabilities of the variable interest entities of $42.2 million and $47.9 million, respectively. See Note 4, *Variable Interest Entities.*

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Encompass Health Common Shareholders						
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated (Deficit) Income	Treasury Stock	Noncontrolling Interests	Total
				(In Millions)			
December 31, 2020	99.4	$ 1.1	$ 2,326.6	$ (242.3)	$ (497.4)	$ 382.0	$1,970.0
Net income	—	—	—	412.2	—	96.0	508.2
Receipt of treasury stock	(0.2)	—	—	—	(16.4)	—	(16.4)
Dividends declared ($1.12 per share)	—	—	(83.8)	(28.1)	—	—	(111.9)
Stock-based compensation	—	—	32.8	—	—	—	32.8
Distributions declared	—	—	—	—	—	(87.8)	(87.8)
Capital contributions from consolidated affiliates	—	—	—	—	—	72.5	72.5
Other	0.3	—	14.0	—	(7.4)	(17.0)	(10.4)
December 31, 2021	99.5	1.1	2,289.6	141.8	(521.2)	445.7	2,357.0
Net income	—	—	—	271.0	—	87.7	358.7
Receipt of treasury stock	(0.1)	—	—	—	(7.7)	—	(7.7)
Dividends declared ($0.86 per share)	—	—	(11.1)	(75.2)	—	—	(86.3)
Stock-based compensation	—	—	31.7	—	—	—	31.7
Distributions declared	—	—	—	—	—	(99.5)	(99.5)
Capital contributions from consolidated affiliates	—	—	—	—	—	100.1	100.1
Spin off of Enhabit, Inc.	—	—	(595.7)	(221.9)	—	(28.4)	(846.0)
Other	0.4	—	15.7	—	(7.8)	10.4	18.3
December 31, 2022	99.8	1.1	1,730.2	115.7	(536.7)	516.0	1,826.3
Net income	—	—	—	352.0	—	102.7	454.7
Receipt of treasury stock	(0.1)	—	—	—	(8.2)	—	(8.2)
Dividends declared ($0.60 per share)	—	—	0.5	(61.2)	—	—	(60.7)
Stock-based compensation	—	—	50.6	—	—	—	50.6
Distributions declared	—	—	—	—	—	(110.0)	(110.0)
Capital contributions from consolidated affiliates	—	—	—	—	—	100.5	100.5
Other	0.6	0.1	5.7	—	(2.3)	(1.5)	2.0
December 31, 2023	100.3	$ 1.2	$ 1,787.0	$ 406.5	$ (547.2)	$ 607.7	$2,255.2

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Cash Flows

FORM 10-K

	For the Year Ended December 31,		
	2023	**2022**	**2021**
	(In Millions)		
Cash flows from operating activities:			
Net income	$ **463.0**	$ 365.9	$ 517.2
Loss (income) from discontinued operations, net of tax	**12.0**	(15.2)	(114.1)
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	**273.9**	243.6	219.6
Amortization of debt-related items	**9.5**	9.7	7.8
Loss on early extinguishment of debt	**—**	1.4	1.0
Equity in net income of nonconsolidated affiliates	**(3.2)**	(2.9)	(3.4)
Distributions from nonconsolidated affiliates	**1.6**	4.0	2.6
Stock-based compensation	**50.6**	29.2	29.1
Deferred tax expense	**3.9**	27.9	17.4
Other, net	**5.2**	20.3	(2.6)
Changes in assets and liabilities, net of acquisitions —			
Accounts receivable	**(22.4)**	(16.9)	(39.5)
Prepaid expenses and other assets	**6.1**	8.0	(41.8)
Accounts payable	**11.8**	2.3	15.6
Accrued payroll	**39.2**	(31.2)	(30.4)
Other liabilities	**15.6**	7.4	(13.8)
Net cash (used in) provided by operating activities of discontinued operations	**(16.0)**	52.3	151.1
Total adjustments	**375.8**	355.1	312.7
Net cash provided by operating activities	**850.8**	705.8	715.8
Cash flows from investing activities:			
Purchases of property, equipment, and intangible assets	**(583.1)**	(584.1)	(545.7)
Purchases of restricted investments	**(23.0)**	(35.2)	(9.0)
Other, net	**3.3**	(4.2)	7.6
Net cash used in investing activities of discontinued operations	**—**	(3.5)	(119.2)
Net cash used in investing activities	**(602.8)**	(627.0)	(666.3)

(Continued)

F-8

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2023	2022	2021
	(In Millions)		
Cash flows from financing activities:			
Principal payments on debt, including pre-payments	(7.2)	(345.8)	(214.5)
Principal borrowings on notes	20.0	11.8	—
Borrowings on revolving credit facility	60.0	240.0	300.0
Payments on revolving credit facility	(115.0)	(385.0)	(100.0)
Principal payments under finance lease obligations	(41.1)	(19.2)	(44.6)
Debt amendment and issuance costs	(0.1)	(24.1)	—
Dividends paid on common stock	(60.4)	(99.0)	(112.2)
Distributions paid to noncontrolling interests of consolidated affiliates	(114.7)	(96.6)	(101.1)
Taxes paid on behalf of employees for shares withheld	(8.2)	(7.3)	(14.6)
Contributions from noncontrolling interests of consolidated affiliates	68.3	64.1	57.2
Other, net	1.2	0.3	(0.1)
Net cash provided by (used in) financing activities of discontinued operations	—	515.1	(10.2)
Net cash used in financing activities	**(197.2)**	**(145.7)**	**(240.1)**
Increase (decrease) in cash, cash equivalents, and restricted cash	**50.8**	**(66.9)**	**(190.6)**
Cash, cash equivalents, and restricted cash at beginning of year	**53.4**	**120.3**	**310.9**
Cash, cash equivalents, and restricted cash at end of year	**$ 104.2**	**$ 53.4**	**$ 120.3**
Reconciliation of Cash, Cash Equivalents, and Restricted Cash			
Cash and cash equivalents at beginning of period	$ 21.8	$ 49.4	$ 185.6
Restricted cash at beginning of period	31.6	62.5	63.9
Restricted cash included in other long-term assets at beginning of period	—	0.4	21.5
Cash, cash equivalents, and restricted cash in discontinued operations at beginning of period	—	8.0	39.9
Cash, cash equivalents, and restricted cash at beginning of period	$ 53.4	$ 120.3	$ 310.9
Cash and cash equivalents at end of period	$ 69.1	$ 21.8	$ 49.4
Restricted cash at end of period	35.1	31.6	62.5
Restricted cash included in other long-term assets at end of period	—	—	0.4
Cash, cash equivalents, and restricted cash in discontinued operations at end of period	—	—	8.0
Cash, cash equivalents, and restricted cash at end of period	$ 104.2	$ 53.4	$ 120.3
Supplemental cash flow information:			
Cash (paid) received during the year for —			
Interest	$ (147.7)	$ (178.4)	$ (168.4)
Income tax refunds	2.7	1.0	1.8
Income tax payments	(109.3)	(51.2)	(131.4)
Supplemental schedule of noncash investing and financing activities:			
Accrued purchases of property, equipment, and intangible assets	$ 26.7	$ (3.5)	$ 6.9
Joint venture contributions	32.2	28.6	15.2

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.   **Summary of Significant Accounting Policies:**

Organization and Description of Business—

Encompass Health Corporation, incorporated in Delaware in 1984, including its subsidiaries, is a provider of inpatient rehabilitation services. We operate hospitals in 37 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2023, we operate 161 inpatient rehabilitation hospitals. We are the sole owner of 98 of these hospitals. We retain 50.0% to 97.5% ownership in the remaining 63 jointly owned hospitals.

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of Encompass Health and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest. Certain prior year amounts may have been reclassified for comparative purposes to conform to the current-year financial statement presentation.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated *Net income attributable to Encompass Health* includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

We eliminate all significant intercompany accounts and transactions from our financial results.

Variable Interest Entities—

Any entity considered a variable interest entity ("VIE") is evaluated to determine which party is the primary beneficiary and thus should consolidate the VIE. This analysis is complex, involves uncertainties, and requires significant judgment on various matters. In order to determine if we are the primary beneficiary of a VIE, we must determine what activities most significantly impact the economic performance of the entity, whether we have the power to direct those activities, and if our obligation to absorb losses or receive benefits from the VIE could potentially be significant to the VIE.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) revenue reserves for contractual adjustments and uncollectible amounts; (2) fair value of acquired assets and assumed liabilities in business combinations; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options and restricted stock containing a market condition; (10) fair value of redeemable noncontrolling interests; (11) reserves for self-insured healthcare plans; (12) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (13) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Risks and Uncertainties—

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation;

- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);

- coding and billing for services;

- requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007;

- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

- quality of medical care;

- use and maintenance of medical supplies and equipment;

- maintenance and security of patient information and medical records;

- minimum staffing;

- acquisition and dispensing of pharmaceuticals and controlled substances;

- pricing transparency and similar consumer protection rules; and

- disposal of medical and hazardous waste.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, contractual arrangements, and patient admittance practices.

If we fail to comply with applicable laws and regulations, we could be required to return portions of reimbursements deemed after the fact to have not been appropriate. We could also be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Specifically, reductions in reimbursements, substantial damages, and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in reimbursement freezes and reductions, or reimbursement increases that are less than the increases we experience in our costs of operation. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected in some of the markets where we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

As discussed in Note 18, *Contingencies and Other Commitments*, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Net Operating Revenues—

Our *Net operating revenues* disaggregated by payor source are as follows (in millions):

| | Year Ended December 31, | | |
	2023	2022	2021
Medicare	$ 3,126.1	$ 2,843.1	$ 2,589.6
Medicare Advantage	776.1	654.6	609.6
Managed care	531.4	505.2	484.5
Medicaid	190.7	183.3	163.1
Other third-party payors	41.8	39.5	46.0
Workers' compensation	25.8	24.7	23.1
Patients	14.9	16.6	19.3
Other income	94.4	81.6	79.7
Total	$ 4,801.2	$ 4,348.6	$ 4,014.9

We record *Net operating revenues* on an accrual basis using our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Our accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Adjustments related to payment reviews by third-party payors or their agents are based on our historical experience and success rates in the claims adjudication process. Estimates for uncollectible amounts are based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors.

Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. In addition, laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided under each hospital provider number to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to Encompass Health under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Centers for Medicare & Medicaid Services ("CMS") has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing prior notice to us. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG") or the United States Department of Justice (the "DOJ"). Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

Pursuant to legislative directives and authorizations from Congress, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. As a matter of course, we undertake significant efforts through training and education to ensure compliance with Medicare requirements. However, audits have in the past led and may in the future lead to assertions we have been underpaid or overpaid by Medicare or submitted improper claims in some instances. Audits also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims, and ultimately require us to refund any amounts determined to have been overpaid. In some circumstances auditors assert the authority to extrapolate denial rationales to large pools of claims not actually audited, which could increase the impact of the audit. We cannot predict when or how these audit programs will affect us.

Medicare Administrative Contractors ("MACs"), under programs known as "widespread probes," have conducted pre-payment claim reviews of our Medicare billings and in some cases denied payment for certain diagnosis codes. We dispute, or "appeal," most of these denials. As discussed above, our historical experience and success in the adjudication of these appeals is a component of our estimate of transaction price. The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals ("OMHA") and has been subject to significant delay resulting in a backlog of claims awaiting adjudication. Beginning in March 2020, OMHA increased the frequency of hearings and the number of claims set at each hearing, which we believe adds to the substantive and procedural deficiencies in the appeals process. During 2022, the backlog of "widespread probe" claims adjudicated by the administrative law judge ("ALJ") continued and were substantially resolved. This OMHA practice resulted in a reduction in our success in the adjudication of these appeals, but have increased the pace of recovery of these claims. We have appealed certain adverse ALJ rulings to the Department Appeals Board ("DAB"), the final level of administrative review. As of December 31, 2023, approximately $31 million in denied claims are awaiting review at the DAB. In addition, we have appealed approximately $7 million in claims denied by the DAB pending review by the United States district courts as of December 31, 2023.

During the fourth quarter of 2023, we recorded an additional reserve totaling $21.9 million related to appeals pending before the DAB and several federal district courts. The increase in reserve was driven primarily by an increase in unfavorable adjudication outcomes experienced at the DAB during the second half of 2023 and largely offsets the remaining net carrying value of these claims. These appeals relate primarily to claims denied prior to 2018. This adjustment does not impact our reserve methodology for ongoing claims audit programs, including TPE and IRF RCD (defined and discussed below). We will continue to pursue ongoing appeals before the DAB and federal district courts where economically beneficial.

Under CMS's Targeted Probe and Educate ("TPE") program, MACs use data analysis to identify healthcare providers with high claim error rates and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE program includes up to three rounds of claims review if necessary with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (defined below). We cannot predict the impact of the TPE program on our ability to collect claims on a timely basis.

On December 14, 2020, CMS announced a five-year review choice demonstration for inpatient rehabilitation services (the "IRF RCD"). The IRF RCD began in Alabama in August 2023. CMS intends to expand this demonstration to Pennsylvania, Texas, and California but has not yet announced the timing for doing so. The IRF RCD affects the process in which we submit, and receive reimbursement for, Medicare claims. Under the IRF RCD, 100% of Medicare reimbursement claims are reviewed for compliance with applicable coverage and clinical documentation requirements. We elected to participate initially in the pre-claim review option under IRF RCD. The pre-claim review request with required documentation

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

must be submitted and reviewed before the final claim is submitted for payment. If a certain percentage of the claims reviewed are found to be valid, the inpatient rehabilitation facility ("IRF") may then opt out of the 100% review. That percentage will initially be 80% or greater for the first six-month period and eventually increases to 90% or greater in subsequent review cycles. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a random sample. As of year end 2023, we cannot be certain our claim validation rate will continue to exceed the required percentage for each review cycle, nor can we predict the impact, if any, the IRF RCD may have on our volumes or the collectability of our Medicare claims over its five-year term and ultimately our financial position, results of operations, and cash flows.

In connection with CMS approved and announced Recovery Audit Contractors ("RACs") audits related to IRFs, we received requests from 2013 to 2023 to review certain patient files for discharges occurring from 2010 to 2023. These RAC audits are focused on identifying Medicare claims that may contain improper payments. RAC contractors must have CMS approval before conducting these focused reviews which cover issues ranging from billing documentation to medical necessity. Medical necessity is an assessment by an independent physician of a patient's ability to tolerate and benefit from intensive multi-disciplinary therapy provided in an IRF setting.

CMS has also established other types of contractors, including the Unified Program Integrity Contractors ("UPICs") and the Supplemental Medical Review Contractor ("SMRC"). The UPICs conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the DOJ. Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the error as a result of UPIC audits. We have, from time to time, received UPIC record requests which have resulted in claim denials on paid claims. We have appealed substantially all UPIC denials arising from these audits using the same process we follow for appealing other denials by contractors. As of December 31, 2023, we have appealed $18.0 million of overpayment determination related to one UPIC audit to the DAB, challenging both the denials and the improper use of extrapolation. It is not possible to predict when this matter will be resolved or the ultimate outcome. The SMRC conducts nationwide medical reviews of Medicare claims to determine compliance with coverage, coding, payment, and billing requirements. During the first quarter of 2023, the SMRC initiated a review of claims from March 2020 through December 2020 totaling approximately $21 million. We have received initial results for the claims under review and, as of December 31, 2023, approximately 87% of these have been approved with approximately $3 million under appeal.

To date, the Medicare claims that are subject to these post-payment audit requests represent less than 1% of our Medicare patient discharges from 2010 to 2023. Because we have confidence in the medical judgment of both the referring and admitting physicians who assess the treatment needs of their patients, we have appealed substantially all claim denials arising from these audits using the same process we follow for appealing denials by MACs. Due to the delays announced by CMS in the related adjudication process discussed above, we believe the resolution of any claims that are subsequently denied as a result of these claim audits could take several years. In addition, because we have limited experience with UPICs and RACs in the context of claims reviews of this nature, we cannot provide assurance as to the timing or outcomes of these disputes. As such, we make estimates for these claims based on our historical experience and success rates in the claims adjudication process, which is the same process we follow for denials by MACs. During 2023, 2022, and 2021, our adjustment to *Net operating revenues* for claims that are part of this post-payment claims review process was not material.

Our performance obligations relate to contracts with a duration of less than one year. Therefore, we elected to apply the optional exemption to not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. These unsatisfied or partially unsatisfied performance obligations primarily relate to services provided at the end of the reporting period.

We are subject to changes in government legislation that could impact Medicare payment levels and changes in payor patterns that may impact the level and timing of payments for services rendered.

Net operating revenues are recognized over time as the services are provided to the patient. The performance obligation is the rendering of services to the patient during the term of their inpatient stay. Revenues are recognized (or measured) using the input method as therapy, nursing, and auxiliary services are provided based on our estimate of the respective transaction price. Revenues recognized are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. Factors considered in determining the estimated transaction price include the patient's total length of stay for in-house patients, each patient's discharge destination,

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Marketable Securities—

We record all equity securities with readily determinable fair values and for which we do not exercise significant influence at fair value and record the change in fair value for the reporting period in our consolidated statements of comprehensive income.

Accounts Receivable—

We report accounts receivable from services rendered at their estimated transaction price which takes into account price concessions from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation programs, employers, and patients. Our accounts receivable are concentrated by type of payor. The concentration of patient service accounts receivable by payor class, as a percentage of total patient service accounts receivable, is as follows:

	As of December 31,	
	2023	**2022**
Medicare	57.6 %	57.9 %
Managed care and other discount plans, including Medicare Advantage	32.3 %	31.1 %
Medicaid	4.0 %	4.4 %
Other third-party payors	2.7 %	3.4 %
Workers' compensation	2.5 %	2.2 %
Patients	0.9 %	1.0 %
Total	100.0 %	100.0 %

While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. We do not believe there are any other significant concentrations of revenues from any particular payor that would subject us to any significant credit risks in the collection of our accounts receivable.

Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine all in-house efforts have been exhausted or it is a more prudent use of resources, accounts may be turned over to a collection agency.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. While it is our policy to verify insurance prior to a patient being admitted, there are various exceptions that can occur. Such exceptions include instances where we are (1) unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

made that a patient may be eligible for benefits under various government programs, such as Medicaid, and it takes several days, weeks, or months before qualification for such benefits is confirmed or denied, and (3) the patient is transferred to our hospital from an acute care hospital without having access to a credit card, cash, or check to pay the applicable patient responsibility amounts (i.e., deductibles and co-payments).

Our primary collection risks relate to patient responsibility amounts and claims reviews conducted by MACs or other contractors. Patient responsibility amounts include accounts for which the patient was the primary payor or the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient co-payment amounts remain outstanding. Changes in the economy, such as increased unemployment rates or periods of recession, can further exacerbate our ability to collect patient responsibility amounts.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. Changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

Property and Equipment—

We report land, buildings, improvements, vehicles, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the underlying leases. Useful lives are generally as follows:

	Years
Buildings	10 to 30
Leasehold improvements	2 to 15
Vehicles	5
Furniture, fixtures, and equipment	3 to 10

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize pre-acquisition costs when they are directly identifiable with a specific property, the costs would be capitalizable if the property were already acquired, and acquisition of the property is probable. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of comprehensive income. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

Leases—

We determine if an arrangement is a lease or contains a lease at inception and perform an analysis to determine whether the lease is an operating lease or a finance lease. We measure right-of-use assets and lease liabilities at the lease commencement date based on the present value of the remaining lease payments. As most of our leases do not provide a readily determinable implicit rate, we estimate an incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. We use this rate to discount the remaining lease payments in measuring the right-of-use asset and lease liability. We use the implicit rate when readily determinable. We recognize lease expense for operating leases on a straight-line basis over the lease term. For our finance leases, we recognize amortization expense from the amortization of the right-of-use asset and interest expense on the related lease liability. Certain of our lease agreements contain annual escalation clauses based on changes in the Consumer Price Index. The changes to the Consumer Price Index, as compared to our initial estimate at the lease commencement date, are treated as variable lease payments and recognized in the period in

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

which the obligation for those payments was incurred. In general, we do not account for lease and non-lease components separately for purposes of establishing right-of-use assets and lease liabilities.

Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. We recognize lease expense for these leases on a straight-line basis over the lease term.

Goodwill and Other Intangible Assets—

We are required to test our goodwill and indefinite-lived intangible asset for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. Absent any impairment indicators, we perform this impairment testing as of October 1st of each year. We recognize an impairment charge for any amount by which the carrying amount of the asset exceeds its implied fair value. We present an impairment charge as a separate line item within income from continuing operations in the consolidated statements of comprehensive income, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We assess qualitative factors in our single reporting unit to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative impairment test, we would determine the fair value of our reporting unit using generally accepted valuation techniques including the income approach and the market approach. The income approach includes the use of our reporting unit's discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We reconcile the estimated fair value of our reporting unit to our market capitalization. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We assess qualitative factors related to our indefinite-lived intangible asset to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative impairment test, we would determine the fair value of our indefinite-lived intangible asset using generally accepted valuation techniques including the relief-from-royalty method. This method is a form of the income approach in which value is equated to a series of cash flows and discounted at a risk-adjusted rate. It is based on a hypothetical royalty, calculated as a percentage of forecasted revenue, that we would otherwise be willing to pay to use the asset, assuming it were not already owned. This approach includes assumptions related to pricing and volume, as well as a royalty rate a hypothetical third party would be willing to pay for use of the asset. When making our royalty rate assumption, we consider rates paid in arms-length licensing transactions for assets comparable to our asset.

We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2023, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The range of estimated useful lives and the amortization basis for our intangible assets, excluding goodwill, are generally as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	10 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	1 to 18 years using straight-line basis
Trade names:	
Encompass	indefinite-lived asset
All other	10 to 20 years using straight-line basis
Internal-use software	3 to 7 years using straight-line basis
Market access assets	20 years using accelerated basis

We capitalize the costs of obtaining or developing internal-use software, including external direct costs of material and services and certain directly related payroll costs. Amortization begins when the internal-use software is ready for its intended use. Costs incurred during the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate an acquired facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. As noted in the above table, we amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access will be consumed.

Impairment of Long-Lived Assets and Other Intangible Assets—

We assess the recoverability of long-lived assets (excluding goodwill and our indefinite-lived asset) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.

Financing Costs—

We amortize financing costs using the effective interest method over the expected life of the related debt. Excluding financing costs related to our revolving line of credit (which are included in *Other long-term assets*), financing costs are presented as a direct deduction from the face amount of the financings. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of comprehensive income.

We accrete discounts and amortize premiums using the effective interest method over the expected life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of comprehensive income.

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Fair Value Measurements—

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.

The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;

- *Level 2* – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

- *Income approach* – Techniques to convert future cash flows to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable, letters of credit, and long-term debt. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules, call features, and current market rates.

On a recurring basis, we are required to report our restricted marketable securities at fair value. The fair values of our restricted marketable securities are determined based on quoted market prices in active markets or quoted prices, dealer quotations, or alternative pricing sources supported by observable inputs in markets that are not considered to be active.

In addition, there are assets and liabilities that are not required to be reported at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which could be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using quoted prices in private markets, discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs.

See also the "Redeemable Noncontrolling Interests" section of this note.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Noncontrolling Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders' balance.

Redeemable Noncontrolling Interests—

Certain of our joint venture agreements contain provisions that allow our partners to require us to purchase their interests in the joint venture at fair value at certain points in the future. Because these noncontrolling interests provide for redemption features that are not solely within our control, we classify them as *Redeemable noncontrolling interests* outside of permanent equity in our consolidated balance sheets. At the end of each reporting period, we compare the carrying value of the *Redeemable noncontrolling interests* to their estimated redemption value. If the estimated redemption value is greater than the current carrying value, the carrying value is adjusted to the estimated redemption value, with the adjustments recorded through equity in the line item *Capital in excess of par value*.

The fair value of our *Redeemable noncontrolling interests* in our joint venture entities is determined primarily using the income approach. The income approach includes the use of the joint venture entities' projected operating results and cash flows discounted using a rate that reflects market participant assumptions for the applicable joint venture entity, or *Level 3* inputs. The projected operating results use management's best estimates of economic and market conditions over the forecasted periods including assumptions for pricing and volume, operating expenses, and capital expenditures.

Share-Based Payments—

Encompass Health has shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors. All share-based payments to employees are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period.

Litigation Reserves—

We accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length to complete, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, primarily included in *Other operating expenses* within the accompanying consolidated statements of comprehensive income, were $6.1 million, $6.3 million, and $5.6 million in each of the years ended December 31, 2023, 2022, and 2021, respectively.

Income Taxes—

We provide for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

A valuation allowance is required when it is more likely than not some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income in the applicable tax jurisdiction. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences, our forecast of taxable income in future periods by jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment.

We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have used the with-and-without method to determine when we will recognize excess tax benefits from stock-based compensation.

Encompass Health and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability companies, and other pass-through entities we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes. We included the activity of Enhabit, Inc. and its subsidiaries in our consolidated and combined tax filings for 2022 up through the date of the Spin Off, which is defined and described in Note 2, *Spin Off of Home Health and Hospice Business*. Subsequent to the Spin Off, Enhabit, Inc. and its subsidiaries are no longer included in our consolidated and combined filings.

Assets and Liabilities in and Results of Discontinued Operations—

We report the disposal of the component, or group of components, as discontinued operations only when it represents a strategic shift that has, or will have, a major effect on our operations and financial results. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *(Loss) income from discontinued operations, net of tax*. In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities within *Other current assets*, *Other long-term assets*, *Other current liabilities*, and *Other long-term liabilities* in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Earnings per Common Share—

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The calculation of earnings per common share also considers the effect of participating securities. Stock-based compensation awards that contain nonforfeitable rights to dividends and dividend equivalents, such as our restricted stock units, are considered participating securities and are included in the computation of earnings per common share pursuant to the two-class method. In applying the two-class method, earnings are allocated to both common stock shares and participating securities based on their respective weighted-average shares outstanding for the period.

Treasury Stock—

Shares of common stock repurchased by us are recorded at cost as treasury stock. When shares are reissued, we use an average cost method to determine cost. The difference between the cost of the shares and the re-issuance price is added to or deducted from *Capital in excess of par value*. We account for the retirement of treasury stock as a reduction of retained earnings.

Comprehensive Income—

Comprehensive income is comprised of *Net income* and changes in unrealized gains or losses on available-for-sale securities and is included in the consolidated statements of comprehensive income.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements—

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires all public entities, including entities with a single reportable segment, to provide disclosure of (1) significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, (2) the amount and description of the composition of other segment items which reconcile to segment profit or loss, and (3) the title and position of the entity's CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and allocating resources. ASU 2023-07 is effective for our annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted with retrospective application required for all prior periods presented in the financial statements. We are currently evaluating the requirements of this standard and any potential impact it may have on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which intends to improve the transparency of income tax disclosures by requiring companies to (1) disclose consistent categories and greater disaggregation of information in the effective rate reconciliation and (2) provide information on income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. We are required to apply the guidance prospectively but have the option to apply it retrospectively. We are currently evaluating the requirements of this standard and any potential impact it may have on our consolidated financial statements.

We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2. Spin Off of Home Health and Hospice Business

On July 1, 2022, we completed the previously announced separation of our home health and hospice business through the distribution (the "Spin Off") of all of the outstanding shares of common stock, par value $0.01 per share, of Enhabit, Inc. ("Enhabit") to the stockholders of record of Encompass Health as of the close of business on June 24, 2022 (the "Record Date"). The Spin Off was effective at 12:01 a.m., Eastern Time, on July 1, 2022. The Spin Off was structured as a pro rata distribution of one share of Enhabit common stock for every two shares of Encompass Health common stock held of record as of the Record Date. No fractional shares were distributed. A cash payment was made in lieu of any fractional shares. As a result of the Spin Off, Enhabit is now an independent public company and its common stock is listed under the symbol "EHAB" on the New York Stock Exchange.

In accordance with applicable accounting guidance, the historical results of Enhabit have been presented as discontinued operations and, as such, have been excluded from continuing operations for the years ended December 31, 2022 and 2021. Our presentation of discontinued operations excludes any allocation of general corporate and overhead costs as well as interest expense. Prior to July 1, 2022, we operated under two reporting segments. We now operate under a single reporting segment. In anticipation of the Spin Off, Enhabit transferred the "Encompass" trade name (net book value of $104.2 million) to us during the second quarter of 2022.

In connection with the Spin Off, on June 30, 2022, we entered into several agreements with Enhabit that govern the relationship of the parties following the Spin Off, including a Separation and Distribution Agreement, a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement.

Under the terms of the arrangement, we have provided certain transition services to Enhabit predominately consisting of certain finance, information technology, human resources, employee benefits and other administrative services. Some of those services may be provided for a period of up to two years after the Spin Off. For the years ended December 31, 2023 and 2022, income related to these transition services was $2.9 million and $2.1 million, respectively. These amounts were reflected as reductions to *General and administrative expenses* in our consolidated statements of comprehensive income.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the results of operations of Enhabit as discontinued operations (in millions):

| | For the Year Ended December 31, | |
	2022	**2021**
Net operating revenue	$ 542.3	$ 1,106.6
Operating expenses:		
Salaries and benefits	376.4	759.2
Other operating expenses	47.5	89.7
Occupancy costs	11.0	21.2
Supplies	11.7	25.1
General and administrative expenses	59.3	27.9
Depreciation and amortization	16.7	36.9
Total operating expenses	522.6	960.0
Interest expense and amortization of debt discounts and fees	0.2	0.3
Other income	—	(4.8)
Equity in net income of nonconsolidated affiliates	—	(0.6)
Income from discontinued operations before income taxes	19.5	151.7
Provision for income tax expense	4.3	37.6
Income from discontinued operations, net of tax	15.2	114.1
Less: Net income attributable to noncontrolling interests included in discontinued operations	(1.3)	(1.8)
Net income attributable to Encompass Health included in discontinued operations	$ 13.9	$ 112.3

Transaction costs of $56.7 million and $22.9 million incurred during the years ended December 31, 2022 and 2021, respectively, are included in general and administrative expenses in the table above and in *(Loss) income from discontinued operations, net of tax*, in the consolidated statements of comprehensive income. These charges primarily related to third-party advisory, consulting, legal and professional services, that were associated with the Spin Off.

During 2023, we incurred legal costs of $15.8 million related to ongoing litigation against former executive officers of our home health and hospice business. These costs are included in *(Loss) income from discontinued operations, net of tax*, in the consolidated statements of comprehensive income.

3.   **Business Combinations:**

2023 Acquisitions

During 2023, we completed the following acquisitions, none of which were individually material to our financial position, results of operations, or cash flows. Each acquisition was made to enhance our position and ability to provide inpatient rehabilitation services to patients in the applicable geographic areas.

- In March 2023, we acquired 50% of the operations of a 24-bed inpatient rehabilitation unit in Eau Claire, Wisconsin when Hospital Sisters Health System contributed those operations to our existing joint venture.

- In March 2023, we acquired 50% of the operations of a 48-bed inpatient rehabilitation unit in Knoxville, Tennessee when Covenant Health contributed those operations to our existing joint venture.

- In September 2023, we acquired 50% of the operations of a 29-bed inpatient rehabilitation unit in Columbus, Georgia when Piedmont Healthcare, Inc. contributed those operations to our existing joint venture.

We accounted for these transactions under the acquisition method of accounting and reported the results of operations of the acquired hospitals from the respective dates of acquisition. Assets acquired were recorded at their estimated fair values as

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

of the acquisition date. Estimated fair values were based on various valuation methodologies including: an income approach using discounted cash flow techniques for the noncompete intangible assets; an income approach utilizing the relief from royalty method for the trade name intangible assets; and an income approach utilizing the excess earnings method for the certificates of need intangible assets. The aforementioned income methods utilize management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital. The excess of the fair value of the consideration conveyed over the fair value of the assets acquired was recorded as goodwill. The goodwill reflects our expectations of our ability to gain access to and penetrate the acquired units' historical patient base and the benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in these markets. The goodwill recorded as a result of these transactions that is deductible for federal income tax purposes is $7.4 million.

The fair values recorded were based upon a preliminary valuation. Estimates and assumptions used in such valuation are subject to change, which could be significant, within the measurement period (up to one year from the acquisition date). The primary areas of the preliminary valuation that are not yet finalized relate to the fair value of amounts for intangible assets and the final amount of residual goodwill. We expect to continue to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

The fair value of the assets acquired at the acquisition dates were as follows (in millions):

Property and equipment, net	$	0.1
Identifiable intangible assets:		
Noncompete agreements (useful lives of 3 years)		0.5
Trade names (useful lives of 20 years)		1.8
Certificates of need (useful lives of 20 years)		10.6
Goodwill		18.1
Total assets acquired	$	31.1

Information regarding the net cash paid for the acquisitions during 2023 is as follows (in millions):

Fair value of assets acquired	$	13.0
Goodwill		18.1
Fair value of noncontrolling interest owned by joint venture partner		(31.1)
Net cash paid for acquisitions	$	—

Pro Forma Results of Operations

The following table summarizes the results of operations of the above mentioned acquisitions from the dates of acquisitions included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the dates of the acquisitions been January 1, 2022 (in millions):

	Net Operating Revenues		Net Income Attributable to Encompass Health
Acquired entities only: Actual from acquisition date to December 31, 2023	$ —	$	—
Combined entity: Supplemental pro forma from 01/01/2023-12/31/2023 (unaudited)	4,812.8		353.9
Combined entity: Supplemental pro forma from 01/01/2022-12/31/2022 (unaudited)	4,379.4		274.5

The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisitions had occurred as of the beginning of our 2022 reporting period.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

2022 Acquisitions

During 2022, we completed the following acquisitions, none of which were individually material to our financial position, results of operations, or cash flows. Each acquisition was made to enhance our position and ability to provide inpatient rehabilitation services to patients in the applicable geographic areas.

- In August 2022, we acquired 60% of the operations of a 23-bed inpatient rehabilitation unit in Grand Forks, North Dakota when Altru Health System contributed those operations to our existing joint venture.

- In August 2022, we acquired 50% of the operations of a 22-bed inpatient rehabilitation unit in Moline, Illinois when Trinity Medical Center contributed those operations to our existing joint venture.

- In December 2022, we acquired 50% of the operations of a 54-bed inpatient rehabilitation unit in Naples, Florida when NCH Healthcare System contributed those operations to our joint venture.

We accounted for these transactions under the acquisition method of accounting and reported the results of operations of the acquired hospitals from the respective dates of acquisition. Assets acquired were recorded at their estimated fair values as of the acquisition date. Estimated fair values were based on an income approach using discounted cash flow techniques for the noncompete intangible assets. The aforementioned income method utilizes management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital. The excess of the fair value of the consideration conveyed over the fair value of the assets acquired was recorded as goodwill. The goodwill reflects our expectations of our ability to gain access to and penetrate the acquired hospitals' historical patient base and the benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in these markets. None of the goodwill recorded as a result from these transactions is deductible for federal income tax purposes.

The fair value of the assets acquired at the acquisition dates were as follows (in millions):

Identifiable intangible assets:		
Noncompete agreements (useful lives of 2 to 3 years)	$	0.9
Goodwill		26.2
Total assets acquired	$	27.1

Information regarding the net cash paid for the acquisitions during 2022 is as follows (in millions):

Fair value of assets acquired	$	0.9
Goodwill		26.2
Fair value of noncontrolling interest owned by joint venture partner		(27.1)
Net cash paid for acquisitions	$	—

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Pro Forma Results of Operations

The following table summarizes the results of operations of the above-mentioned acquisitions from the dates of acquisitions included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the dates of the acquisitions been January 1, 2021 (in millions):

	Net Operating Revenues	Net Income Attributable to Encompass Health
Acquired entities only: Actual from acquisition date to December 31, 2022	$ —	$ —
Combined entity: Supplemental pro forma from 01/01/2022-12/31/2022 (unaudited)	4,369.0	273.7
Combined entity: Supplemental pro forma from 01/01/2021-12/31/2021 (unaudited)	4,039.8	415.3

The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisitions had occurred as of the beginning of our 2021 period.

2021 Acquisitions

During 2021, we completed the following acquisitions, none of which were individually material to our financial position, results of operations, or cash flows. Each acquisition was made to enhance our position and ability to provide inpatient rehabilitation services to patients in the applicable geographic areas.

- In April 2021, we acquired 51% of the operations of a 14-bed inpatient rehabilitation unit in San Angelo, Texas when Shannon Medical contributed those operations to our existing joint venture entity.

- In June 2021, we acquired 75% of the operations of a 16-bed inpatient rehabilitation unit in McKees Rocks, Pennsylvania through our existing joint venture with Heritage Valley Health System, Inc. The acquisition was funded using cash on hand.

- In July 2021, we acquired 65% of the operations of a 22-bed inpatient rehabilitation unit in Odessa, Texas when ECHD Ventures contributed those operations to our existing joint venture entity.

We accounted for these transactions under the acquisition method of accounting and reported the results of operations of the acquired hospitals from its respective date of acquisition. Assets acquired were recorded at their estimated fair values as of the acquisition date. Estimated fair values were based on various valuation methodologies including: an income approach using primarily discounted cash flow techniques for the noncompete intangible assets and an income approach utilizing the relief from royalty method for the trade name intangible asset. The aforementioned income methods utilize management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of the fair value of the consideration conveyed over the fair value of the assets acquired was recorded as goodwill. The goodwill reflects our expectations of our ability to gain access to and penetrate the acquired hospital's historical patient base and the benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in this market. None of the goodwill recorded as a result from these transactions is deductible for federal income tax purposes.

The fair value of the assets acquired at the acquisition dates were as follows (in millions):

Identifiable intangible assets:	
Noncompete agreements (useful lives of 3 to 5 years)	$ 1.0
Trade name (useful life of 20 years)	0.3
Goodwill	8.8
Other long-term assets	0.1
Total assets acquired	$ 10.2

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Information regarding the net cash paid for the acquisitions during 2021 is as follows (in millions):

Fair value of assets acquired	$	1.4
Goodwill		8.8
Fair value of noncontrolling interest owned by joint venture partner		(9.1)
Net cash paid for acquisitions	$	1.1

Pro Forma Results of Operations

The following table summarizes the results of operations of the above mentioned-acquisitions from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2021 (in millions):

	Net Operating Revenues		Net Income Attributable to Encompass Health	
Acquired entities only: Actual from acquisition date to December 31, 2021	$	—	$	—
Combined entity: Supplemental pro forma from 01/01/2021-12/31/2021 (unaudited)	4,021.1		412.5	

The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisitions had occurred as of the beginning of our 2021 period.

4.   Variable Interest Entities:

As of December 31, 2023 and December 31, 2022, we consolidated eight limited partnership-like entities that are VIEs and of which we are the primary beneficiary. Our ownership percentages in these entities range from 50.0% to 75.0% as of December 31, 2023. Through partnership and management agreements with or governing each of these entities, we manage all of these entities and handle all day-to-day operating decisions. Accordingly, we have the decision-making power over the activities that most significantly impact the economic performance of our VIEs and an obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. These decisions and significant activities include, but are not limited to, marketing efforts, oversight of patient admissions, medical training, nurse and therapist scheduling, provision of healthcare services, billing, collections and creation and maintenance of medical records. The terms of the agreements governing each of our VIEs prohibit us from using the assets of each VIE to satisfy the obligations of other entities.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amounts and classifications of the consolidated VIEs' assets and liabilities, which are included in our consolidated balance sheets, are as follows (in millions):

FORM 10-K

	As of December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 0.2	$ 0.2
Accounts receivable	36.7	34.0
Other current assets	5.0	6.7
Total current assets	41.9	40.9
Property and equipment, net	128.8	129.0
Operating lease right-of-use assets	1.4	1.7
Goodwill	15.9	15.9
Intangible assets, net	1.2	1.5
Other long-term assets	18.5	18.8
Total assets	$ 207.7	$ 207.8
Liabilities		
Current liabilities:		
Current portion of long-term debt	$ 0.9	$ 0.8
Current operating lease liabilities	—	0.4
Accounts payable	7.6	7.0
Accrued payroll	9.4	8.2
Other current liabilities	9.3	15.7
Total current liabilities	27.2	32.1
Long-term debt, net of current portion	13.6	14.5
Long-term operating lease liabilities	1.4	1.3
Total liabilities	$ 42.2	$ 47.9

5.   **Cash and Marketable Securities:**

The components of our investments as of December 31, 2023 are as follows (in millions):

	Cash & Cash Equivalents	**Restricted Cash**	**Restricted Marketable Securities**	**Total**
Cash	$ 69.1	$ 35.1	$ —	$ 104.2
Equity securities	—	—	126.2	126.2
Total	$ 69.1	$ 35.1	$ 126.2	$ 230.4

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The components of our investments as of December 31, 2022 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 21.8	$ 31.6	$ —	$ 53.4
Equity securities	—	—	110.0	110.0
Total	$ 21.8	$ 31.6	$ 110.0	$ 163.4

Restricted Cash—

Restricted cash consisted of the following (in millions):

	As of December 31,	
	2023	**2022**
Current:		
Affiliate cash	$ 17.7	$ 12.9
Self-insured captive funds	17.1	17.3
Other	0.3	1.4
Total restricted cash	$ 35.1	$ 31.6

Affiliate cash represents cash accounts maintained by joint ventures in which we participate where one or more of our external partners requested, and we agreed, that the joint venture's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those joint ventures. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, Ltd., as discussed in Note 11, *Self-Insured Risks*. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the Cayman Islands Monetary Authority.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability.

Marketable Securities—

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS. HCS insures a substantial portion of Encompass Health's professional liability, workers' compensation, and other insurance claims. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2023, $37.6 million of restricted marketable securities are included in *Other current assets* and $88.6 million are included in *Other long-term assets* in the consolidated balance sheet. As of December 31, 2022, $30.9 million of restricted marketable securities are included in *Other current assets* and $79.1 million are included in *Other long-term assets* in the consolidated balance sheet. During the years ended December 31, 2023, 2022, and 2021, $1.3 million, $(7.4) million, and $0.6 million, respectively, of unrealized net gains (losses) were recognized in our consolidated statements of comprehensive income on marketable securities still held at the reporting date.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

6. **Accounts Receivable:**

Accounts receivable consists of the following (in millions):

	As of December 31,	
	2023	**2022**
Current:		
Patient accounts receivable	$ 599.8	$ 524.8
Other accounts receivable	11.8	12.0
	611.6	536.8
Noncurrent patient accounts receivable	20.9	73.3
Accounts receivable	$ 632.5	$ 610.1

Because the resolution of claims that are part of Medicare audit programs can take several years, we review the patient receivables that are part of this adjudication process to determine their appropriate classification as either current or noncurrent. Amounts considered noncurrent are included in *Other long-term assets* in our consolidated balance sheets. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," for additional information.

7. **Property and Equipment:**

Property and equipment consists of the following (in millions):

	As of December 31,	
	2023	**2022**
Land	$ 294.0	$ 286.1
Buildings	3,402.8	3,019.8
Leasehold improvements	316.8	281.5
Vehicles	5.3	4.5
Furniture, fixtures, and equipment	723.3	647.2
	4,742.2	4,239.1
Less: Accumulated depreciation and amortization	(1,872.2)	(1,659.4)
	2,870.0	2,579.7
Construction in progress	431.0	359.5
Property and equipment, net	$ 3,301.0	$ 2,939.2

As of December 31, 2023, approximately 67% of our consolidated *Property and equipment, net* held by Encompass Health Corporation and its guarantor subsidiaries was pledged to the lenders under our credit agreement. See Note 10, *Long-term Debt*, and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources."

Depreciation expense was $215.7 million, $187.3 million, and $160.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Interest capitalized was $13.5 million, $10.5 million, and $8.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

8.   Leases:

We lease real estate, vehicles, and equipment under operating and finance leases with non-cancelable terms generally expiring at various dates through 2037. Our operating and finance leases generally have 1- to 25-year terms, with one or more renewal options, primarily relating to our real estate leases, with terms to be determined at the time of renewal. The exercise of such lease renewal options is at our sole discretion, and to the extent we are reasonably certain we will exercise a renewal option, the years related to that option are included in our determination of the lease term for purposes of classifying and measuring a given lease. Certain leases also include options to purchase the leased property.

The components of lease costs are as follows (in millions):

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Operating lease cost	$ 40.9	$ 38.7	$ 46.7
Finance lease cost:			
Amortization of right-of-use assets	25.7	27.5	28.0
Interest on lease liabilities	26.2	29.0	30.7
Total finance lease cost	51.9	56.5	58.7
Short-term and variable lease cost	2.9	5.2	3.1
Sublease income	(3.3)	(2.9)	(3.1)
Total lease cost	$ 92.4	$ 97.5	$ 105.4

Supplemental consolidated balance sheet information related to leases is as follows (in millions):

		As of December 31,	
	Classification	**2023**	**2022**
Assets			
Operating lease	Operating lease right-of-use assets	$ 208.5	$ 212.5
Finance lease [(1)]	Property and equipment, net	247.2	272.9
Total leased assets		$ 455.7	$ 485.4
Liabilities			
Current liabilities:			
Operating lease	Current operating lease liabilities	$ 24.1	$ 25.6
Finance lease	Current portion of long-term debt	21.6	19.5
Noncurrent liabilities:			
Operating lease	Long-term operating lease liabilities	196.1	199.7
Finance lease	Long-term debt, net of current portion	318.5	340.3
Total leased liabilities		$ 560.3	$ 585.1

[(1)] Finance lease assets are recorded net of accumulated amortization of $171.6 million and $145.8 million as of December 31, 2023 and 2022, respectively.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	As of December 31,	
	2023	**2022**
Weighted Average Remaining Lease Term		
Operating lease	9.5 years	9.3 years
Finance lease	10.7 years	11.6 years
Weighted Average Discount Rate		
Operating lease	6.3 %	6.2 %
Finance lease	7.7 %	7.7 %

Maturities of lease liabilities as of December 31, 2023 are as follows (in millions):

Year Ending December 31,	Operating Leases		Finance Leases	
2024	$	37.0	$	46.3
2025		39.2		47.0
2026		37.4		47.9
2027		35.6		47.4
2028		34.6		46.4
2029 and thereafter		116.4		270.1
Total lease payments		300.2		505.1
Less: Interest portion		(80.0)		(165.0)
Total lease liabilities	$	220.2	$	340.1

Supplemental cash flow information related to our leases is as follows (in millions):

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	39.0	$	40.5	$	45.0
Operating cash flows from finance leases		27.1		29.7		31.0
Financing cash flows from finance leases		41.1		19.2		44.6
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	26.2	$	48.7	$	26.9
Finance leases		21.4		1.0		46.4

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

9.   **Goodwill and Other Intangible Assets:**

The following table shows changes in the carrying amount of *Goodwill* (in millions):

	Amount
Goodwill as of December 31, 2020	$ 1,228.2
Acquisitions	8.8
Goodwill as of December 31, 2021	1,237.0
Acquisitions	26.2
Goodwill as of December 31, 2022	1,263.2
Acquisitions	18.1
Goodwill as of December 31, 2023	$ 1,281.3

Goodwill increased in 2021, 2022 and 2023 as a result of our acquisitions of inpatient rehabilitation operations. For additional information on these acquisitions, see Note 3, *Business Combinations*.

We performed impairment reviews as of October 1, 2023, 2022, and 2021 and concluded no *Goodwill* impairment existed. As of December 31, 2023, we had no accumulated impairment losses related to *Goodwill*.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides information regarding our other intangible assets (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net	
Certificates of need:						
2023	$	120.9	$	(43.1)	$	77.8
2022		120.4		(41.5)		78.9
Licenses:						
2023	$	65.7	$	(55.4)	$	10.3
2022		65.7		(54.3)		11.4
Noncompete agreements:						
2023	$	66.7	$	(62.0)	$	4.7
2022		66.2		(60.2)		6.0
Trade name - Encompass:						
2023	$	135.2	$	—	$	135.2
2022		135.2		—		135.2
Trade names - all other:						
2023	$	39.3	$	(22.2)	$	17.1
2022		37.5		(20.8)		16.7
Internal-use software:						
2023	$	198.6	$	(166.4)	$	32.2
2022		183.2		(150.3)		32.9
Market access assets:						
2023	$	13.2	$	(12.3)	$	0.9
2022		13.2		(12.0)		1.2
Total intangible assets:						
2023	$	639.6	$	(361.4)	$	278.2
2022		621.4		(339.1)		282.3

Amortization expense for other intangible assets is as follows (in millions):

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Amortization expense	$	32.5	$	28.8	$	31.2

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,	Estimated Amortization Expense	
2024	$	21.3
2025		15.7
2026		13.3
2027		11.6
2028		10.8

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

10.   **Long-term Debt:**

Our long-term debt outstanding consists of the following (in millions):

	As of December 31,	
	2023	**2022**
Credit Agreement—		
Advances under revolving credit facility	$ —	$ 55.0
Bonds payable—		
5.75% Senior Notes due 2025	348.5	347.7
4.50% Senior Notes due 2028	785.0	781.8
4.75% Senior Notes due 2030	781.5	779.0
4.625% Senior Notes due 2031	391.5	390.6
Other notes payable	66.0	53.1
Finance lease obligations	340.1	359.8
	2,712.6	2,767.0
Less: Current portion	(24.8)	(25.2)
Long-term debt, net of current portion	$ 2,687.8	$ 2,741.8

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	Face Amount	Net Amount
2024	$ 24.8	$ 24.8
2025	381.9	380.5
2026	29.2	29.2
2027	43.2	43.2
2028	831.7	816.8
Thereafter	1,445.3	1,418.1
Total	$ 2,756.1	$ 2,712.6

As a result of the redemptions discussed below, we recorded a $1.4 million and $1.0 million *Loss on early extinguishment of debt* in 2022 and 2021, respectively. There were no redemptions resulting in a *Loss on early extinguishment of debt* during 2023.

Senior Secured Credit Agreement—

The credit agreement provides for a $1 billion revolving credit facility, with a $260 million letter of credit subfacility and a swingline loan subfacility, all of which mature in October 2027. The credit agreement previously provided for a $270 million term loan commitment, the outstanding amount of which was repaid in June 2022.

Amounts drawn on the revolving credit facility bear interest at a rate per annum of, at our option, (1) secured overnight financing rate ("SOFR") or (2) the higher of (a) Barclays Bank PLC's prime rate and (b) the federal funds rate plus 0.5%, in each case, plus, in each case, an applicable margin that varies depending upon our leverage ratio. We are also subject to a commitment fee of 0.25% or 0.30%, depending on our leverage ratio, per annum on the daily amount of the unutilized commitments under the revolving credit facility. The current interest rate on SOFR borrowings under the credit agreement includes a credit spread of 1.25%.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The credit agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio. Under one such negative covenant, we are restricted from paying common stock dividends, prepaying certain senior notes, making certain investments, and repurchasing preferred and common equity unless (1) we are not in default under the terms of the credit agreement and (2) our senior secured leverage ratio, as defined in the credit agreement, does not exceed 2x. In the event the senior secured leverage ratio exceeds 2x, these payments are subject to a limit of $200 million plus the Available Amount, as defined in the credit agreement. Our obligations under the credit agreement are secured by the current and future personal property of the Company and its subsidiary guarantors. The maximum leverage ratio in the financial covenants is 4.75x as of December 31, 2023.

In June 2022, Enhabit distributed $566.6 million to Encompass Health who used it to fully repay both the $250 million outstanding balance of the Encompass Health revolving credit facility and approximately $236 million of the Encompass Health term loan. Currently, there are no term loan commitments under the credit agreement.

As of December 31, 2023, no amount was drawn under the revolving credit facility. As of December 31, 2022, $55 million were drawn under the revolving credit facility with an interest rate of 7.0%. As of December 31, 2023 and 2022, $31.9 million and $32.7 million, respectively, were being utilized under the letter of credit subfacility, which were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

Bonds Payable—

Senior Notes

The Company's 5.75% Senior Notes due 2025 (the "2025 Notes"), 4.50% Senior Notes due 2028 (the "2028 Notes"), 4.75% Senior Notes due 2030 (the "2030 Notes"), and 4.625% Senior Notes due 2031 (the "2031 Notes" and collectively the "Senior Notes") were issued pursuant to an indenture (the "Base Indenture") dated as of December 1, 2009, as supplemented by each Senior Notes' respective supplemental indenture (together with the Base Indenture, the "Indenture"). Pursuant to the terms of the Indenture, the Senior Notes are jointly and severally guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt. The Senior Notes are senior, unsecured obligations of Encompass Health and rank equally with our other senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Senior Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

On December 9, 2021, we announced the commencement of a consent solicitation of holders of the 2025 Notes, 2028 Notes, 2030 Notes, and 2031 Notes (collectively the "Notes") for the adoption of certain amendments to the Indenture, which provided us with greater flexibility in effecting the Spin Off discussed in Note 2, *Spin Off of Home Health and Hospice Business*. Each Indenture contains restrictive covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to make certain asset dispositions, investments, and distributions to holders of our capital stock. The amendments to the Indentures permit us, subject to the leverage ratio condition set forth below, to distribute to our equity holders in one or more transactions (a "Distribution") some or all of the common stock of a subsidiary that holds substantially all of the assets of our home health and hospice business. We may make any such distribution so long as the Leverage Ratio (as defined in each Indenture) is no more than 3.5 to 1.0 on a pro forma basis after giving effect thereto. The amendments also reduce the capacity under our restricted payments builder basket under each existing Indenture for the 2028 Notes, 2030 Notes, and 2031 Notes by $200 million and amends the definition of "Consolidated Net Income" to allow us to exclude from Consolidated Net Income (a component of the Leverage Ratio) any fees, expenses or charges related to any Distribution and the solicitation of consents from the holders of the Notes. In December 2021 and January 2022, we received the requisite consents for the adoption of these amendments. Under the terms of the amendments, we agreed to pay the holders of the Notes a total of $40.5 million, excluding fees. We paid $20.0 million and $20.5 million in January and June 2022, respectively.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

2025 Notes

In September 2015, we issued $350 million of the 2025 Notes at par. The 2025 Notes mature on September 15, 2025 and bear interest at a per annum rate of 5.75%. Inclusive of financing costs, the effective interest rate on the 2025 Notes is 6.0%. Interest on the 2025 Notes is payable semiannually in arrears on March 15 and September 15. We may redeem the 2025 Notes at par, in whole or in part, at any time on or after September 15, 2023.

2028 and 2030 Notes

In September 2019, we issued $500 million of the 2028 Notes at par and $500 million of the 2030 Notes at par. Certain of the proceeds from this offering were used to fund the purchase of equity rights from management investors of our former home health and hospice business.

In May 2020, we issued an additional $300 million of the 2028 Notes at a price of 99.0% of the principal amount and an additional $300 million of the 2030 Notes at a price of 98.5% of the principal amount, which resulted in approximately $583 million in net proceeds. We used a portion of the net proceeds from this borrowing, together with cash on hand, to repay borrowings under our revolving credit facility.

The 2028 Notes mature on February 1, 2028. Inclusive of financing costs, the effective interest rate on the 2028 Notes is 5.0%. Interest on the 2028 Notes is payable semiannually in arrears on February 1 and August 1. We may redeem the 2028 Notes, in whole or in part, at any time on or after February 1, 2023 at the redemption prices set forth below:

Period	Redemption Price*
2023	102.250 %
2024	101.125 %
2025 and thereafter	100.000 %

* Expressed in percentage of principal amount

The 2030 Notes mature on February 1, 2030. Inclusive of financing costs, the effective interest rate on the 2030 Notes is 5.2%. Interest on the 2030 Notes is payable semiannually in arrears on February 1 and August 1. We may redeem the 2030 Notes, in whole or in part, at any time on or after February 1, 2025 at the redemption prices set forth below:

Period	Redemption Price*
2025	102.375 %
2026	101.583 %
2027	100.792 %
2028 and thereafter	100.000 %

* Expressed in percentage of principal amount

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

2031 Notes

In October 2020, we issued $400 million of the 2031 Notes at par. The 2031 Notes mature on April 1, 2031 and bear interest at a per annum rate of 4.625%. Inclusive of financing costs, the effective interest rate on the 2031 Notes is 5.0%. Interest is payable semiannually in arrears on April 1 and October 1 of each year. We may redeem the 2031 Notes, in whole or in part, at any time on or after April 1, 2026 at the redemption prices set forth below:

Period	Redemption Price*
2026	102.313 %
2027	101.542 %
2028	100.771 %
2029 and thereafter	100.000 %

* Expressed in percentage of principal amount

Former 2023 Notes

In March 2015, we issued $300 million of the 2023 Notes at par. In both April and June 2021, we redeemed $100 million in outstanding principal amount of the 5.125% Senior Notes due 2023 (the "Former 2023 Notes) using cash on hand and capacity under our revolving credit facility. Pursuant to the terms of the Former 2023 Notes, these optional redemptions were made at a price of par. In March 2022, we redeemed the remaining $100 million in outstanding principal amount of the Former 2023 Notes using capacity under our revolving credit facility. Pursuant to the terms of the Former 2023 Notes, this optional redemption was made at a price of par. The Former 2023 Notes would have matured on March 15, 2023. Inclusive of financing costs, the effective interest rate on the Former 2023 Notes was 5.4%. Interest on the Former 2023 Notes was payable semiannually in arrears on March 15 and September 15.

Other Notes Payable—

Our notes payable consist of the following (in millions):

	As of December 31,				
	2023		**2022**		**Interest Rates**
Sale/leaseback transactions involving real estate accounted for as financings	$	28.0	$	28.0	9.2% to 13.4%
Construction of new hospitals		38.0		20.7	5.0% to 5.5%
Software contracts		—		4.4	2.8%
Other notes payable	$	66.0	$	53.1	

11.   Self-Insured Risks:

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd., which we fund via regularly scheduled premium payments. HCS is an insurance company licensed by the Cayman Island Monetary Authority. We use HCS to fund the first $45 million for annual aggregate losses associated with general and professional liability risks. Workers' compensation exposures are capped on a per claim basis. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the changes in our self-insurance reserves (in millions):

	2023	2022	2021
Balance at beginning of period, gross	$ 175.1	$ 169.4	$ 165.2
Less: Reinsurance receivables	(32.3)	(30.0)	(28.3)
Balance at beginning of period, net	142.8	139.4	136.9
Increase for the provision of current year claims	54.7	50.5	46.9
Decrease for the provision of prior year claims	(10.5)	(8.2)	(6.8)
Expenses related to discontinued operations	—	—	(0.2)
Payments related to current year claims	(8.1)	(7.1)	(7.0)
Payments related to prior year claims	(30.8)	(31.8)	(30.4)
Balance at end of period, net	148.1	142.8	139.4
Add: Reinsurance receivables	36.4	32.3	30.0
Balance at end of period, gross	$ 184.5	$ 175.1	$ 169.4

As of December 31, 2023 and 2022, $52.7 million and $46.6 million, respectively, of these reserves are included in *Other current liabilities* in our consolidated balance sheets.

Provisions for these risks are based primarily upon actuarially determined estimates. These reserves represent the unpaid portion of the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated ultimate loss amounts are included in current operating results.

The reserves for these self-insured risks cover approximately 1,100 individual claims at December 31, 2023 and 2022, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

12.   **Redeemable Noncontrolling Interests:**

The following is a summary of the activity related to our *Redeemable noncontrolling interests* (in millions):

	For the Year Ended December 31,		
	2023	2022	2021
Balance at beginning of period	$ 35.6	$ 42.2	$ 31.6
Net income attributable to noncontrolling interests	8.3	7.2	9.0
Distributions declared	(1.1)	(5.3)	(8.0)
Change in fair value	(0.8)	(3.4)	4.5
Other	—	0.1	5.1
Spin off of Enhabit, Inc.	—	(5.2)	—
Balance at end of period	$ 42.0	$ 35.6	$ 42.2

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table reconciles the net income attributable to nonredeemable *Noncontrolling interests*, as recorded in the shareholders' equity section of the consolidated balance sheets, and the net income attributable to *Redeemable noncontrolling interests*, as recorded in the mezzanine section of the consolidated balance sheets, to the *Net income attributable to noncontrolling interests* presented in the consolidated statements of comprehensive income (in millions):

	For the Year Ended December 31,		
	2023	2022	2021
Net income attributable to nonredeemable noncontrolling interests	$ 102.7	$ 87.7	$ 96.0
Net income attributable to redeemable noncontrolling interests	8.3	7.2	9.0
Net income attributable to noncontrolling interests	$ 111.0	$ 94.9	$ 105.0

13.   Fair Value Measurements:

Our financial assets and liabilities that are measured at fair value on a recurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
As of December 31, 2023	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique [1]
Equity securities	$ 126.2	$ 4.0	$ 122.2	$ —	M
Redeemable noncontrolling interests	42.0	—	—	42.0	I
As of December 31, 2022					
Equity securities	$ 110.0	$ 3.7	$ 106.3	$ —	M
Redeemable noncontrolling interests	35.6	—	—	35.6	I

[1]   The three valuation techniques are: market approach (M), cost approach (C), and income approach (I).

There are assets and liabilities that are not required to be measured at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. During the years ended December 31, 2023, 2022, and 2021, we did not record any material gains or losses related to these assets.

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

As discussed in Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements," the carrying value equals fair value for our financial instruments that are not included in the table below and are classified as current in our consolidated balance sheets. The carrying amounts and estimated fair values for our other financial instruments are presented in the following table (in millions):

	As of December 31, 2023		As of December 31, 2022	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt:				
Advances under revolving credit facility	$ —	$ —	$ 55.0	$ 55.0
5.75% Senior Notes due 2025	348.5	349.3	347.7	347.7
4.50% Senior Notes due 2028	785.0	763.6	781.8	726.7
4.75% Senior Notes due 2030	781.5	755.0	779.0	703.7
4.625% Senior Notes due 2031	391.5	369.4	390.6	342.2
Other notes payable	66.0	66.0	53.1	53.1
Financial commitments:				
Letters of credit	—	31.9	—	32.7

Fair values for our long-term debt and financial commitments are determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy. See Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements" and "Redeemable Noncontrolling Interests."

14.   Share-Based Payments:

The Company has awarded employee stock-based compensation in the form of stock options and restricted stock awards ("RSAs") under the terms of share-based incentive plans designed to align employee and executive interests to those of its stockholders. All employee stock-based compensation awarded during 2023, 2022, and 2021 was issued under the 2016 Omnibus Performance Incentive Plan, a stockholder-approved plan that reserves and provides for the grant of up to 16,860,765 shares of common stock after adjustment for the effect of the Spin Off. This plan allows for the grants of nonqualified stock options, incentive stock options, restricted stock, stock appreciate rights, performance shares, performance share units, dividend equivalents, restricted stock units ("RSUs"), and/or other stock-based awards. Stock-based compensation expense recognized in continuing operations was $50.6 million, $29.2 million, and $29.1 million during 2023, 2022, and 2021, respectively. Stock-based compensation expense classified as discontinued operations was $2.5 million and $3.6 million during 2022 and 2021, respectively.

Stock Options—

Under our share-based incentive plans, officers and employees are given the right to purchase shares of Encompass Health common stock at a fixed grant price determined on the day the options are granted. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation and human capital committee of our board of directors. However, no options are exercisable beyond ten years from the date of grant. Granted options vest over the awards' requisite service periods, which are generally three years.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The fair values of the options granted during the years ended December 31, 2023, 2022, and 2021 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | **For the Year Ended December 31,** | | |
	2023	**2022**	**2021**
Expected volatility	28.5 %	28.3 %	28.4 %
Risk-free interest rate	4.2 %	1.7 %	1.1 %
Expected life (years)	6.9	7.8	7.1
Dividend yield	1.1 %	1.9 %	1.9 %

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our officers and employees and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected term of the options. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. We estimated our dividend yield based on our annual dividend rate and our stock price on the dividend payment dates. Under the Black-Scholes option-pricing model, the weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2023, 2022, and 2021 was $19.23, $17.29, and $19.21, respectively.

A summary of our stock option activity and related information is as follows:

	Shares (In Thousands)	**Weighted-Average Exercise Price per Share**	**Weighted-Average Remaining Life (Years)**	**Aggregate Intrinsic Value (In Millions)**
Outstanding, December 31, 2022	836	$ 47.12		
Granted	77	56.21		
Exercised	(60)	24.61		
Outstanding, December 31, 2023	853	49.52	5.4	$ 14.7
Exercisable, December 31, 2023	667	47.25	4.5	13.0

We recognized approximately $2.5 million, $1.2 million, and $2.2 million of compensation expense related to our stock options for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, there was $0.5 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 15 months. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021 was $2.5 million, $1.8 million, and $0.1 million, respectively.

Restricted Stock—

The RSAs granted in 2023, 2022, and 2021 included service-based awards and performance-based awards (that also included a service requirement). These awards generally vest over a three-year requisite service period. For RSAs with a service and/or performance requirement, the fair value of the RSA is determined by the closing price of our common stock on the grant date. A portion of the RSAs granted in 2023 also includes a market condition for certain members of management. For awards with a market condition, the fair value of the market condition component of the RSAs is determined using a lattice model. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk-free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

FORM 10-K

A summary of our issued restricted stock awards is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2022	526	$ 63.35
Granted	582	65.20
Vested	(367)	65.75
Forfeited	(35)	62.69
Nonvested shares at December 31, 2023	706	63.60

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2022 and 2021 was $74.08 and $73.89 per share, respectively. We recognized approximately $46.6 million, $26.4 million, and $24.9 million of compensation expense related to our restricted stock awards for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, there was $38.3 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 21 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures. The total fair value of shares vested during the years ended December 31, 2023, 2022, and 2021 was $24.3 million, $20.0 million, and $32.6 million, respectively. We accrue dividends on outstanding RSAs, which are paid upon vesting.

Nonemployee Stock-Based Compensation Plans—

During the years ended December 31, 2023, 2022, and 2021, we provided incentives to our nonemployee members of our board of directors through the issuance of RSUs out of our share-based incentive plans. RSUs are fully vested when awarded and receive dividend equivalents in the form of additional RSUs upon the payment of a cash dividend on our common stock. During the years ended December 31, 2023, 2022, and 2021, we issued 32,365, 22,469, and 24,043 RSUs, respectively, with a fair value of $63.00, $67.42, and $84.83, respectively, per unit. We recognized approximately $1.5 million, $1.5 million, and $2.0 million, respectively, of compensation expense upon their issuance in 2023, 2022, and 2021. There was no unrecognized compensation related to unvested shares as of December 31, 2023. During the years ended 2023, 2022, and 2021, we issued an additional 7,518, 11,976, and 8,577, respectively, of RSUs as dividend equivalents. As of December 31, 2023, 807,677 RSUs were outstanding. In addition to the above, we issued 130,406 additional RSUs in 2022 to current and former members of our board of directors in connection with the Spin Off. Such adjusted awards preserved the same intrinsic value and general terms and conditions (including vesting) as were in place immediately prior to the adjustments.

15.   Employee Benefit Plans:

Substantially all Encompass Health employees are eligible to enroll in Encompass Health-sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2023, 2022, and 2021, costs associated with these plans, net of amounts paid by employees, approximated $186.2 million, $174.5 million, and $166.0 million, respectively.

The Encompass Health Corporation 401(k) Retirement Plan (the "401(k) Plan") is a qualified 401(k) savings plan. The 401(k) Plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. Encompass Health employees who are at least 21 years of age are eligible to participate in the 401(k) Plan and all contributions to the plan are in the form of cash. Encompass Health's employer matching contribution under the 401(k) Plan is 50% of the first 6% of each participant's elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the 401(k) Plan approximated $31.3 million, $28.7 million, and $26.4 million in 2023, 2022, and 2021, respectively. In 2023, 2022, and 2021, approximately $1.1 million, $1.4 million, and $1.1 million, respectively, from forfeited accounts were used to fund the matching contributions in accordance with the terms of the 401(k) Plan.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

Senior Management Bonus Program—

We maintain a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate or regional goals for all periods presented. The corporate and regional goals are approved on an annual basis by our board of directors as part of our routine budgeting and financial planning process. The program applies to persons who join the Company in, or are promoted to, senior management positions. In 2024, we expect to pay approximately $28.6 million under the program for the year ended December 31, 2023. In March 2023 and 2022, we paid $14.5 million and $23.4 million, respectively, under the program for the years ended December 31, 2022 and 2021.

16.   Income Taxes:

The significant components of the *Provision for income tax expense* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Current:			
Federal	$ 101.7	$ 58.7	$ 63.7
State and other	26.6	13.5	20.8
Total current expense	128.3	72.2	84.5
Deferred:			
Federal	(0.7)	17.9	14.4
State and other	4.6	10.0	3.0
Total deferred expense	3.9	27.9	17.4
Total income tax expense related to continuing operations	$ 132.2	$ 100.1	$ 101.9

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense on our income from continuing operations, which include federal, state, and other income taxes, is presented below:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Tax expense at statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in tax rate resulting from:			
State and other income taxes, net of federal tax benefit	4.1 %	4.0 %	4.0 %
Increase (decrease) in valuation allowance	0.3 %	0.6 %	(0.6)%
Noncontrolling interests	(4.0)%	(4.4)%	(4.3)%
Share-based windfall tax benefits	— %	— %	(0.6)%
Other, net	0.4 %	1.0 %	0.7 %
Income tax expense	21.8 %	22.2 %	20.2 %

The *Provision for income tax expense* in 2023 and 2022 was greater than the federal statutory rate primarily due to state and other income tax expense and a gross increase in valuation allowance, offset by the impact of noncontrolling interests. The *Provision for income tax expense* in 2021 was less than the federal statutory rate primarily due to the impact of noncontrolling interests, the decrease in valuation allowance and share-based windfall tax benefits, offset by state and other income tax expense. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," for a discussion of the allocation of income or loss related to pass-through entities, which is referred to as the impact of noncontrolling interests in this discussion.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") included provisions relating to net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, technical corrections to tax depreciation methods for qualified improvement property and deferral of employer payroll taxes. The CARES Act did not materially impact our effective tax rate for the years ended December 31, 2023, 2022, and 2021, although it impacted the timing of cash payments for taxes.

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available NOLs. The significant components of our deferred tax assets and liabilities are presented in the following table (in millions):

	As of December 31,	
	2023	2022
Deferred income tax assets:		
Net operating loss	$ 23.1	$ 36.9
Insurance reserve	20.1	19.1
Stock-based compensation	21.4	16.1
Revenue reserves	7.6	—
Operating lease liabilities	8.8	6.6
Other accruals	26.2	24.8
Tax credits	14.6	12.4
Total deferred income tax assets	121.8	115.9
Less: Valuation allowance	(28.4)	(35.8)
Net deferred income tax assets	93.4	80.1
Deferred income tax liabilities:		
Intangibles	(62.6)	(61.2)
Operating lease right-of-use assets	(7.8)	(5.5)
Property, net	(18.1)	(15.9)
Carrying value of partnerships	(91.7)	(80.2)
Other	(0.2)	(0.3)
Total deferred income tax liabilities	(180.4)	(163.1)
Net deferred income tax liabilities	$ (87.0)	$ (83.0)

We have state NOLs of $21.7 million that expire in various amounts at varying times through 2034. For the years ended December 31, 2023 and 2022, the net decrease in our valuation allowance was $7.4 million and $7.3 million, respectively. The decrease in our valuation allowance in 2023 and 2022 related primarily to the expiration of state NOLs.

As of December 31, 2023, we have a remaining valuation allowance of $28.4 million. This valuation allowance remains recorded primarily due to unusable foreign tax credits generated by our operations in Puerto Rico. We determined it was necessary to maintain a valuation allowance on our foreign tax credits due to uncertainties related to our ability to utilize a portion of these credits before they expire. The amount of the valuation allowance has been determined based on the weight of all available evidence, as described above, including management's estimates of taxable income over the periods in which the related deferred tax assets will be recoverable.

Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. Interest recorded as part of our income tax provision during 2023, 2022, and 2021 was not material. Accrued interest income related to income taxes as of December 31, 2023 and 2022 was not material.

In December 2016, we signed an agreement with the IRS to participate in their Compliance Assurance Process ("CAP") for the 2017 tax year and have renewed this agreement each year since. CAP is a program in which we and the IRS

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

endeavor to agree on the treatment of significant tax positions prior to the filing of our federal income tax returns. In June 2023, the IRS issued a no change letter effectively closing our 2021 tax year audit. Thus, the statute of limitations has expired, or we have settled, federal income tax examinations with the IRS for all tax years through 2021.

The IRS is currently examining the 2022 tax year. For tax year 2023, we were accepted into CAP under the new "Bridge Phase" of the program. The Bridge Phase is essentially a suspension of IRS review of our books and records for the tax year. Per the IRS, the Bridge Phase is reserved for taxpayers whose risk of noncompliance does not support the continued use of IRS resources. Generally, these are taxpayers who have few, if any, material issues, are expected to receive a Full Acceptance Letter in their most recent CAP program phase, and continue to satisfy the CAP eligibility and suitability requirements. In February 2024, the IRS offered, and we accepted, admission into the IRS Bridge Plus Pilot program for the years 2023 and 2024. Under this program, we are required to provide additional documentation (including a draft return) to the IRS prior to filing our return. The IRS performs a risk assessment review of this documentation and provides recommendations to us. We then file our return and submit a post-filing representation that our return was filed consistent with the documentation provided and the IRS recommendations (if any). After further review, the IRS then issues either a full or partial acceptance letter. Our state income tax returns are also periodically examined by various regulatory taxing authorities. We are not currently under audit by any state.

For the tax years that remain open under the applicable statutes of limitations, management considered potential unrecognized tax benefits and determined there are no material unrecognized tax benefits that would impact prior years' income taxes.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

17.   Earnings per Common Share:

The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2023	2022	2021
Basic:			
Numerator:			
Income from continuing operations	$ 475.0	$ 350.7	$ 403.1
Less: Net income attributable to noncontrolling interests included in continuing operations	(111.0)	(93.6)	(103.2)
Less: Income from continuing operations allocated to participating securities	(2.4)	(1.1)	(1.1)
Income from continuing operations attributable to Encompass Health common shareholders	361.6	256.0	298.8
(Loss) income from discontinued operations, net of tax	(12.0)	15.2	114.1
Less: Net income attributable to noncontrolling interests included in discontinued operations	—	(1.3)	(1.8)
Less: Income from discontinued operations allocated to participating securities	—	(0.1)	(0.7)
(Loss) income from discontinued operations attributable to Encompass Health common shareholders	(12.0)	13.8	111.6
Net income attributable to Encompass Health common shareholders	$ 349.6	$ 269.8	$ 410.4
Denominator:			
Basic weighted average common shares outstanding	99.5	99.2	99.0
Basic earnings per share attributable to Encompass Health common shareholders:			
Continuing operations	$ 3.63	$ 2.58	$ 3.02
Discontinued operations	(0.12)	0.14	1.13
Net income	$ 3.51	$ 2.72	$ 4.15
Diluted:			
Numerator:			
Income from continuing operations	$ 475.0	$ 350.7	$ 403.1
Less: Net income attributable to noncontrolling interests included in continuing operations	(111.0)	(93.6)	(103.2)
Income from continuing operations attributable to Encompass Health common shareholders	364.0	257.1	299.9
(Loss) income from discontinued operations, net of tax	(12.0)	15.2	114.1
Less: Net income attributable to noncontrolling interests included in discontinued operations	—	(1.3)	(1.8)
(Loss) income from discontinued operations attributable to Encompass Health common shareholders	(12.0)	13.9	112.3
Net income attributable to Encompass Health common shareholders	$ 352.0	$ 271.0	$ 412.2
Denominator:			
Diluted weighted average common shares outstanding	101.3	100.4	100.2
Diluted earnings per share attributable to Encompass Health common shareholders:			
Continuing operations	$ 3.59	$ 2.56	$ 2.99
Discontinued operations	(0.12)	0.14	1.12
Net income	$ 3.47	$ 2.70	$ 4.11

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table sets forth the reconciliation between basic weighted average common shares outstanding and diluted weighted average common shares outstanding (in millions):

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Basic weighted average common shares outstanding	99.5	99.2	99.0
Restricted stock awards, dilutive stock options, and restricted stock units	1.8	1.2	1.2
Diluted weighted average common shares outstanding	101.3	100.4	100.2

Options to purchase approximately 0.3 million, 0.4 million, and 0.2 million shares of common stock were outstanding during December 31, 2023, 2022, and 2021, respectively, but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

In February 2014, our board of directors approved an increase in our common stock repurchase authorization from $200 million to $250 million. On July 24, 2018, the Company's board approved resetting the aggregate common stock repurchase authorization to $250 million. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. There were no repurchases of our common stock during 2023, 2022 or 2021.

In July 2019, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.28 per share. The cash dividend of $0.28 per common share was declared and paid in each quarter through July 2022. In July 2022, our board of directors revised our quarterly dividend in response to the Spin Off and declared a cash dividend of $0.15 per share. The cash dividend of $0.15 per common share was declared and paid in each quarter through January 2024. Future dividend payments are subject to declaration by our board of directors.

18. **Contingencies and Other Commitments:**

We provide services in the highly regulated healthcare industry. Furthermore, operating inpatient rehabilitation hospitals requires significant staffing and involves intensive therapy for individuals suffering from significant physical or cognitive disabilities or injuries. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

The False Claims Act allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the False Claims Act. These lawsuits, also known as "whistleblower" or "*qui tam*" actions, can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. *Qui tam* cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government, and the presiding court. The defendant in a *qui tam* action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government. It is possible that *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the False Claims Act.

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have made, and will continue to make, disclosures to the HHS-OIG and CMS relating to amounts we suspect represent over-payments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, Encompass Health refunding amounts to Medicare or other federal healthcare programs.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $40.3 million in 2024, $21.4 million in 2025, $20.0 million in 2026, $17.9 million in 2027, $11.7 million in 2028, and $35.0 million thereafter. These contracts primarily relate to software licensing and support.

FORM 10-K

EXHIBIT INDEX

Effective as of January 1, 2018, we changed our name to Encompass Health Corporation. By operation of law, any reference to "HealthSouth" in these exhibits should be read as "Encompass Health" as set forth in the Exhibit List below.

No.	Description
2.1.1	Separation and Distribution Agreement, dated as of June 30, 2022, by and between Encompass Health Corporation and Enhabit, Inc. (incorporated by reference to Exhibit 2.1 to Encompass Health's Current Report on Form 8-K filed on July 7, 2022).
2.1.2	Transition Services Agreement, dated as of June 30, 2022, by and between Encompass Health Corporation and Enhabit, Inc. (incorporated by reference to Exhibit 2.2 to Encompass Health's Current Report on Form 8-K filed on July 7, 2022).
2.1.3	Tax Matters Agreement, dated as of June 30, 2022, by and between Encompass Health Corporation and Enhabit, Inc. (incorporated by reference to Exhibit 2.3 to Encompass Health's Current Report on Form 8-K filed on July 7, 2022).
2.1.4	Employee Matters Agreement, dated as of June 30, 2022, by and between Encompass Health Corporation and Enhabit, Inc. (incorporated by reference to Exhibit 2.4 to Encompass Health's Current Report on Form 8-K filed on July 7, 2022).
3.1.1	Amended and Restated Certificate of Incorporation of Encompass Health Corporation, effective as of January 1, 2018 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on October 25, 2017).
3.1.2	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on March 9, 2006).
3.2	Amended and Restated Bylaws of Encompass Health Corporation, effective as of December 8, 2022 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on December 13, 2022).
4.1.1	Indenture, dated as of December 1, 2009, between Encompass Health Corporation and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York, relating to Encompass Health's outstanding senior notes (incorporated by reference to Exhibit 4.7.1 to Encompass Health's Annual Report on Form 10-K filed on February 23, 2010).
4.1.2	First Supplemental Indenture, dated December 1, 2009, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.7.2 to Encompass Health's Annual Report on Form 10-K filed on February 23, 2010).
4.1.3	Second Supplemental Indenture, dated as of October 7, 2010, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on October 12, 2010).
4.1.4	Third Supplemental Indenture, dated October 7, 2010, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.3 to Encompass Health's Current Report on Form 8-K filed on October 12, 2010).
4.1.5	Fourth Supplemental Indenture, dated September 11, 2012, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on September 11, 2012).
4.1.6	Fifth Supplemental Indenture, dated as of March 12, 2015, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on March 12, 2015).
4.1.7	Sixth Supplemental Indenture, dated as of August 7, 2015, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Encompass Health's Current Report on Form 8-K filed on August 12, 2015).

4.1.8	Seventh Supplemental Indenture, dated as of September 16, 2015, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York, relating to Encompass Health’s 5.75% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 to Encompass Health’s Current Report on Form 8-K filed on September 21, 2015).
4.1.9	Eighth Supplemental Indenture dated as of September 18, 2019, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.500% Notes due 2028 (incorporated by referenced to Exhibit 4.2 to the Encompass Health’s Current Report on Form 8-K filed on September 18, 2019).
4.1.10	Ninth Supplemental Indenture dated as of September 18, 2019, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.750% Notes due 2030 (incorporated by referenced to Exhibit 4.3 to the Encompass Health’s Current Report on Form 8-K filed on September 18, 2019).
4.1.11	Tenth Supplemental Indenture, dated as of October 5, 2020, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.625% Notes due 2031 (incorporated by reference to Exhibit 4.2 to the Encompass Health’s Current Report on Form 8-K filed on October 5, 2020).
4.1.12	Eleventh Supplemental Indenture, dated as of December 15, 2021, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 5.75% Notes due 2025 (incorporated by reference to Exhibit 4.3 to the Encompass Health’s Current Report on Form 8-K filed on December 17, 2021).
4.1.13	Twelfth Supplemental Indenture, dated as of January 24, 2022, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.500% Notes due 2028, 4.750% Notes due 2030 and 4.625% Notes due 2031 (incorporated by reference to Exhibit 4.5 to the Encompass Health’s Current Report on Form 8-K filed on January 25, 2022).
4.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (Common Stock)(incorporated by reference to Exhibit 4.2 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2020).
10.1.1	Encompass Health Corporation Amended and Restated 2004 Director Incentive Plan (incorporated by reference to Exhibit 10.12.1 to Encompass Health’s Annual Report on Form 10-K filed on March 29, 2006).+
10.1.2	Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan)(incorporated by reference to Exhibit 10.12.2 to Encompass Health’s Annual Report on Form 10-K filed on March 29, 2006).+
10.2	Form of Indemnity Agreement entered into between Encompass Health Corporation and the directors of Encompass Health (incorporated by reference to Exhibit 10.31 to Encompass Health’s Annual Report on Form 10-K filed on June 27, 2005).+
10.3	Encompass Health Corporation Fifth Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.3 to Encompass Health’s Annual Report on Form 10-K filed on February 27, 2023).+
10.4	Description of the Encompass Health Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned “Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation” in Encompass Health’s Definitive Proxy Statement on Schedule 14A filed on April 4, 2022).+
10.5	Description of the annual compensation arrangement for non-employee directors of Encompass Health Corporation (incorporated by reference to the section captioned “Corporate Governance and Board Structure – Compensation of Directors” in Encompass Health’s Definitive Proxy Statement on Schedule 14A, filed on April 4, 2022).+
10.6	Encompass Health Corporation Fifth Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.2 to Encompass Health’s Quarterly Report on Form 10-Q filed on October 31, 2018).+
10.7.1	Encompass Health Corporation Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.8 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2020).+
10.7.2	First Amendment to the Encompass Health Corporation Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.8.2 to Encompass Health’s Annual Report on Form 10-K filed on February 27, 2023).+
10.8.1	Form of Non-Qualified Stock Option Agreement (Amended and Restated 2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.10.3 to Encompass Health’s Annual Report on Form 10-K filed on February 22, 2017).+

10.8.2   Form of Restricted Stock Unit Award (Amended and Restated 2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.1.5 to Encompass Health's Quarterly Report on Form 10-Q filed on August 4, 2011).+

10.9   Encompass Health Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.15 to Encompass Health's Annual Report on Form 10-K filed on February 19, 2013).+

10.10.1   Encompass Health Corporation 2016 Omnibus Performance Incentive Plan (incorporated by reference to Exhibit 10.1.1 to Quarterly Report on Form 10-Q filed on July 29, 2016).+

10.10.2   Form of Non-Qualified Stock Option Agreement (2016 Omnibus Performance Incentive Plan)(incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 12, 2016).+

10.10.3   Form of Restricted Stock Award (2016 Omnibus Performance Incentive Plan)(incorporated by reference to Exhibit 10.1.3 to Quarterly Report on Form 10-Q filed on July 29, 2016).+

10.10.4   Form of Performance Share Unit Award (2016 Omnibus Performance Incentive Plan)(incorporated by reference to Exhibit 10.1.4 to Quarterly Report on Form 10-Q filed on July 29, 2016).+

10.10.5   Form of Restricted Stock Unit Award (2016 Omnibus Performance Incentive Plan)(incorporated by reference to Exhibit 10.1.5 to Quarterly Report on Form 10-Q filed on July 29, 2016).+

10.11   Second Amended and Restated Collateral and Guarantee Agreement, dated November 25, 2019, by and among Encompass Health Corporation, certain of its subsidiaries, and Barclays Bank PLC, as collateral agent (incorporated by reference to Exhibit 10.2 to Encompass Health's Current Report on Form 8-K filed on December 2, 2019).

10.12   Sixth Amended and Restated Credit Agreement, dated October 7, 2022, by and among Encompass Health Corporation, certain of its subsidiaries, Barclays Bank PLC, as administrative agent and collateral agent, and various other lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 13, 2022).

19   Encompass Health Corporation Insider Trading Policy.

21.1   Subsidiaries of Encompass Health Corporation.

22.1   Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant.

23.1   Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24.1   Power of Attorney (included as part of signature page).

31.1   Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2   Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2   Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97   Encompass Health Corporation Compensation Recoupment Policy.

101   Sections of the Encompass Health Corporation Annual Report on Form 10-K for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language), submitted in the following files:

    101.INS   XBRL Instance Document

    101.SCH   XBRL Taxonomy Extension Schema Document

    101.CAL   XBRL Taxonomy Extension Calculation Linkbase Document

    101.DEF   XBRL Taxonomy Extension Definition Linkbase Document

    101.LAB   XBRL Taxonomy Extension Label Linkbase Document

    101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

\+   Management contract or compensatory plan or arrangement.

*   Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The nonpublic information has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Board of Directors

DONALD L. CORRELL *
Chairman of the Board
Encompass Health Corporation
Chief Executive Officer and Co-founder
Water Capital Partners, LLC

GREG D. CARMICHAEL
Executive Chairman
Fifth Third Bancorp

EDWARD M. CHRISTIE, III
President and Chief Executive Officer
Spirit Airlines, Inc.

JOHN W. CHIDSEY *
Chief Executive Officer
Subway Restaurants

JOAN E. HERMAN
President and Chief Executive Officer
Herman & Associates, LLC

LESLYE G. KATZ
Former Senior Vice President
and Chief Financial Officer
IMS Health, Inc.

PATRICIA A. MARYLAND
Director
Surgery Partners, Inc.
Privia Health Group, Inc.

KEVIN O'CONNOR
Senior Vice President and
Chief Legal Officer
Carrier Global Corporation

CHRISTOPHER R. REIDY
Director
Embecta Corp.

NANCY M. SCHLICHTING
Director
Walgreens Boots Alliance, Inc.
Baxter International, Inc.

MARK J. TARR
President and Chief Executive Officer
Encompass Health Corporation

TERRANCE WILLIAMS
President and Chief Executive Officer
TruStage Financial Group, Inc.

*RETIRING AND NOT STANDING
 FOR RE-ELECTION IN 2024.

Executive Officers

MARK J. TARR
President and Chief Executive Officer

DOUGLAS E. COLTHARP
Executive Vice President and
Chief Financial Officer

PATRICK DARBY
Executive Vice President,
General Counsel and Secretary

ELISSA J. CHARBONNEAU, D.O.
Chief Medical Officer

ANDREW L. PRICE
Chief Accounting Officer

EDMUND M. FAY
Senior Vice President and Treasurer

Stockholder Information

PRINCIPAL CORPORATE OFFICES
Encompass Health Corporation
9001 Liberty Parkway
Birmingham, AL 35242
205.967.7116

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
PricewaterhouseCoopers LLP
569 Brookwood Village, Suite 851
Birmingham, AL 35209

TRANSFER AGENT AND REGISTRAR
Written requests:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

By overnight delivery:
150 Royall Street, Suite 101
Canton, MA 02021
1.877.456.7913 (U.S.)
1.781.575.4686 (non-U.S.)
web.queries@computershare.com

STOCK LISTING
Encompass Health Corporation common
stock trades on the New York Stock
Exchange under the symbol "EHC."

STOCKHOLDER INFORMATION
AND INQUIRIES
Stockholders and investors seeking
information concerning stock
ownership or Encompass Health
generally are invited to contact
Encompass Health's Investor Relations
by calling 205.969.4600 or sending an
email to investorrelations@
encompasshealth.com.

Information concerning Encompass
Health can also be obtained through our
website at www.encompasshealth.com.

ANNUAL MEETING
OF STOCKHOLDERS
The annual meeting will be held on
May 2, 2024 at 11:00 a.m., central time,
at our corporate headquarters, 9001
Liberty Parkway, Birmingham, Alabama
35242.

CERTIFICATIONS
Our chief executive officer and chief
financial officer have filed with the
Securities and Exchange Commission
the certifications required by Section
302 of the Sarbanes-Oxley Act of
2002 as Exhibits 31.1 and 31.2 to
the Company's Annual Report on
Form 10-K for the fiscal year ended
December 31, 2023.

Encompass Health®